





# Proxy Statement and 2011 Annual Report to Stockholders



To our Stockholders:

The year 2011 was a watershed for MagnaChip Semiconductor and marked a major turning point for the company. We enhanced stockholder value by completing a successful initial public offering on the New York Stock Exchange and positioned and focused our business on high-growth, higher-margin products and services.

To achieve these goals, our board of directors and management team implemented a number of strategic actions. These actions, which included the development as well as acquisition of new products and technologies, offer a great opportunity for sustained profitable growth. In addition, our emphasis on reducing costs and increasing efficiencies has enabled us to be a cost-effective supplier of analog and mixed-signal semiconductor products and manufacturing services.

To build on this success and ensure we maintain our momentum, MagnaChip recently acquired Dawin Electronics, a designer and manufacturer of high-power modules for consumer, commercial and industrial applications. The acquisition of Dawin not only strengthens our product portfolio but extends our reach to a broader range of value-added customers.

We have also expanded our blue-chip customer base by enhancing the company's sales resources and strengthening our OEM and channel relationships. As a result of these and other actions, the roadmap for the company's continued success has never been clearer.

Through the 2011 global semiconductor market downturn, we were able to achieve positive results by focusing on key products and technologies. Our power and display solutions revenue grew year-over-year and the number of smartphone and tablet PC customers doubled in our manufacturing services division. As a result of our strong operating cash flow performance, we were able to reduce our senior note debt level and also repurchase common shares, both accretive to earnings.

For 2012 and beyond, we will aggressively develop products that solve customers' needs. We will continue to take the right steps to increase stockholder value by maintaining a strong balance sheet, managing operating expenses, and aligning production with current market conditions.

We believe that MagnaChip is better positioned for profitable growth than at any other time in the past. I am confident that we have the vision, capabilities and products necessary to capture the opportunities in our marketplace and to deliver enhanced value to you, our stockholders.

Sang Park
Chairman and Chief Executive Officer
MagnaChip Semiconductor Corporation

MagnaChip

**c/o MagnaChip Semiconductor S.A.**
**74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.**
**Luxembourg B97483**

Proxy

To Our Stockholders:

You are invited to attend the Annual Meeting of Stockholders of MagnaChip Semiconductor Corporation to be held on May 30, 2012, at 7:30 p.m. Eastern Daylight Time. We are pleased to announce that this year's annual meeting will be held completely virtual via live interactive webcast on the Internet. You will be able to attend, vote and submit your questions during the meeting at *www.virtualshareholdermeeting.com/mx*. We have enclosed the notice of our Annual Meeting of Stockholders, together with a proxy statement, a proxy and an envelope for returning the proxy.

You are asked to act upon proposals to: (1) elect two Class I directors; (2) conduct an advisory (non-binding) vote on the compensation of our named executive officers; (3) conduct an advisory (non-binding) vote on the frequency of stockholder votes on the compensation of our named executive officers; and (4) ratify the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the current fiscal year. Your Board of Directors unanimously recommends that you vote "FOR" each nominee for director that the Board has selected, "FOR" the approval of the compensation of our named executive officers, "EVERY THREE YEARS" with respect to the frequency of the advisory vote on the compensation of our named executive officers and "FOR" the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the current fiscal year.

Please carefully review the proxy statement and then complete and sign your proxy and return it promptly. If you attend the virtual meeting and decide to vote during the meeting, you may withdraw your proxy by voting at the meeting.

Your time and attention to this letter and the accompanying proxy statement and proxy are appreciated. Your vote is important. Please take the time to read the enclosed proxy statement and cast your vote via proxy or at the meeting.

Sincerely,

/s/ Sang Park
Sang Park
Chairman and Chief Executive Officer

April 23, 2012

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Proxy

**MagnaChip Semiconductor Corporation**
**c/o MagnaChip Semiconductor S.A.**
**74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.**
**Luxembourg B97483**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## MAY 30, 2012

The Annual Meeting of Stockholders of MagnaChip Semiconductor Corporation, a Delaware corporation, will be held on Wednesday, May 30, 2012, at 7:30 p.m. Eastern Daylight Time, via live interactive webcast on the Internet, for the following purposes:

(1) to elect two Class I directors;

(2) to conduct an advisory (non-binding) vote on executive compensation;

(3) to conduct an advisory (non-binding) vote on the frequency of stockholder advisory votes on executive compensation;

(4) to ratify the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the current fiscal year; and

(5) to transact such other business as may properly come before the meeting.

Holders of record of our common stock at the close of business on Thursday, April 12, 2012, are entitled to vote at the meeting. A list of stockholders entitled to vote will be available for inspection by stockholders of record for any purpose germane to the Annual Meeting during ordinary business hours at our offices at MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, for ten days prior to the Annual Meeting. If you are a stockholder of record and would like to view this stockholder list, please contact Investor Relations at (408) 625-5999. Additionally, such list of stockholders will be made available for viewing electronically during the Annual Meeting, and instructions to access such list will be available on the date of the Annual Meeting at *www.virtualshareholdermeeting.com/mx*.

By Order of the Board of Directors

/s/ John McFarland
John McFarland
Executive Vice President, General Counsel and Secretary

April 23, 2012

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 30, 2012**

**The 2012 Proxy Statement and 2011 Annual Report are available, free of charge, at http://www.proxyvote.com.**

**The Company's Annual Report for the year ended December 31, 2011 is being mailed to stockholders concurrently with the 2012 Proxy Statement. The Annual Report contains financial and other information about the Company, but is not incorporated into the Proxy Statement and is not deemed to be a part of the proxy soliciting material.**

**Even if you expect to attend the Annual Meeting, please promptly complete, sign, date and mail the enclosed proxy card. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Alternatively, if you are a holder of record of our common stock on the record date, you may vote your shares electronically either over the internet at http://www.proxyvote.com or by touch-tone telephone at 1-800-690-6903. Stockholders who attend the Annual Meeting may revoke their proxies and vote during the meeting at *www.virtualshareholdermeeting.com/mx* if they so desire.**

## TABLE OF CONTENTS

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**MagnaChip Semiconductor Corporation**
**c/o MagnaChip Semiconductor S.A.**
**74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.**
**Luxembourg B97483**

# PROXY STATEMENT

## ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2012

## GENERAL INFORMATION



***Why am I receiving these materials?***

We sent you these proxy materials because the Board of Directors (sometimes referred to as the "Board") of MagnaChip Semiconductor Corporation (sometimes referred to as the "Company," "MagnaChip," "we," "us," and "our") is soliciting your proxy to vote at the 2012 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponements or adjournments of the Annual Meeting. The Annual Meeting will be held virtually via live interactive webcast on the Internet on May 30, 2012, at 7:30 p.m. Eastern Daylight Time. If you held shares of our Common Stock on April 12, 2012, (the "Record Date"), you are invited to attend the Annual Meeting at *www.virtualshareholdermeeting.com/mx* and vote on the proposals described below under the heading "What am I voting on?" However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may complete, sign, date, and return the enclosed proxy card. You may also vote over the Internet or by telephone.

The Notice of Annual Meeting of Stockholders, Proxy Statement, the enclosed proxy card, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 are being mailed to stockholders commencing on or about April 23, 2012.

***What am I voting on?***

There are four proposals scheduled to be voted on at the Annual Meeting:

1. Election of the two Class I directors specified in this Proxy Statement to serve until the 2015 Annual Meeting of Stockholders and until their respective successors are elected and qualified;
2. Approval on an advisory (non-binding) basis of the compensation of our Named Executive Officers as described in this Proxy Statement;
3. An advisory (non-binding) vote on the frequency of future advisory votes on our Named Executive Officers' compensation; and
4. Ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accountants for the fiscal year ending December 31, 2012.

***How does the Board recommend that I vote?***

Our Board recommends that you vote your shares:

"FOR" the election of each of the two Class I directors named in this Proxy Statement to hold office until the 2015 Annual Meeting of Stockholders and until their respective successors are elected and qualified;

"FOR," the approval, on an advisory (non-binding) basis, of the compensation of the Named Executive Officers as disclosed in this Proxy Statement;

"EVERY THREE YEARS" as the frequency of the advisory vote on executive compensation; and

"FOR" the ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accountants for the fiscal year ending December 31, 2012.

***Who can vote at the Annual Meeting?***

If you were a holder of record of the Company's common stock (the "Common Stock") as of the close of business on April 12, 2012, the Record Date for the Annual Meeting, you may vote your shares at the Annual Meeting. As of the Record Date, there were 36,880,879 shares of MagnaChip Common Stock outstanding, excluding treasury shares. Company treasury shares will not be voted. Each stockholder has one vote for each share of Common Stock held as of the Record Date.

If, on the Record Date, your shares were held in an account at a broker, bank, or other financial institution (we will refer to those organizations collectively as "broker"), then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that broker. The broker holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote the shares in your account. As a beneficial owner, you are invited to attend the Annual Meeting via the Internet at *www.virtualshareholdermeeting.com/mx.* However, since you are not a stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker.

***How can I attend the Annual Meeting?***

You are invited to attend the Annual Meeting, if you are a stockholder or record or a beneficial owner as of April 12, 2012, live via the Internet at *www.virtualshareholdermeeting.com/mx.* You must have your Control Number listed on the enclosed proxy card to enter the meeting. The webcast starts at 7:30 p.m. Eastern Daylight Time. You may vote and submit questions while attending the meeting on the Internet. Instructions on how to attend and participate in the Annual Meeting via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/mx.* The audio broadcast will be archived on that website for one year.

***What if I return the proxy card to the Company but do not make specific choices?***

If you return a signed, dated, proxy card to the Company without making any voting selections, the Company will vote your shares (1) "FOR" the election of each of the two Class I directors named in this Proxy Statement to hold office until the 2015 Annual Meeting of Stockholders and until their respective successors are elected and qualified; (2) "FOR," the approval, on an advisory (non-binding) basis, of the compensation of the Named Executive Officers as disclosed in this Proxy Statement; (3) "EVERY THREE YEARS" as the frequency of the advisory (non-binding) vote on executive compensation; and (4) "FOR" the ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accountants for the fiscal year ending December 31, 2012.

The Company does not expect that any matters other than the election of directors and the other proposals described in this Proxy Statement will be brought before the Annual Meeting. The persons appointed as proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting or any postponements or adjournments thereof, including any vote to postpone or adjourn the Annual Meeting.

***How many shares must be present or represented to conduct business at the Annual Meeting?***

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if the holders of at least a majority of the total number of shares of Common Stock entitled to vote are present, in person or by proxy, at the Annual Meeting. Abstentions and shares represented by broker non-votes are counted for the purpose of determining whether a quorum is present. If there are insufficient votes to constitute a quorum at the time of the Annual Meeting, we may adjourn the Annual Meeting to solicit additional proxies.

***How are votes counted and what is a broker non-vote?***

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "FOR," "AGAINST," abstentions and broker non-votes. A "broker non-vote" occurs when your broker submits a proxy card for your shares of Common Stock held in street name, but does not vote on a particular proposal because the broker has not received voting instructions from you and does not have the authority to vote on that matter without instructions. Under the rules that govern brokers who are voting shares held in street name, brokers have the discretion to vote those shares on routine matters but not on non-routine matters. For purposes of these rules, the only routine matter in this Proxy Statement is Proposal Four—the ratification of our independent registered public accounting firm for the current fiscal year. Non-routine matters in this Proxy Statement are Proposal One—the election of directors, Proposal Two—the advisory (non-binding) vote on the compensation of our named executive officers, and Proposal Three—the advisory (non-binding) vote on the frequency of the advisory vote on the compensation of our named executive officers. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, your broker does not have discretion to vote your shares on any of the proposals at the Annual Meeting other than Proposal Four—the ratification of our independent registered public accounting firm for the current fiscal year. However, your shares will be considered present at the Annual Meeting for purposes of determining the existence of a quorum.



***What is the voting requirement to approve each of the proposals?***

*Proposal One—Election of Directors*

In the election of directors, you may vote FOR, AGAINST or ABSTAIN. A plurality of the votes duly cast at the Annual Meeting is required for the election of director nominees. The two Class I director nominees receiving the highest number of "FOR" votes cast by the holders of our Common Stock entitled to vote at the Annual Meeting will be elected. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the election of directors. Stockholders have no right to cumulative voting as to any matter, including the election of directors.

*Proposal Two—Advisory Vote on Compensation of our Named Executive Officers*

The proposal to approve, on an advisory (nonbinding) basis, the compensation of our Named Executive Officers for the fiscal year ended December 31, 2011 as described in this Proxy Statement requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. Abstentions will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not be included in calculating the number of votes entitled to vote on this proposal and will therefore have no effect on the outcome of this proposal.

*Proposal Three—Advisory Vote on the Frequency of the Stockholder Vote on Executive Compensation*

The option of "Every One Year," "Every Two Years" or "Every Three Years" receiving the highest number of votes present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal will be considered the option selected by the stockholders. Accordingly, abstentions and broker non-votes will have no effect on the outcome of the election of directors.

*Proposal Four—Ratification of the Appointment of our Independent Registered Public Accounting Firm for the Current Fiscal Year*

The proposal to ratify the appointment of Samil PricewaterhouseCoopers requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. Abstentions will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" this proposal. Brokers have discretionary authority to vote uninstructed shares on this proposal.

***How do I vote my shares of MagnaChip Common Stock?***

Stockholders may vote shares of our Common Stock using any of the following means:

*Voting by Proxy Cards.* A registered stockholder may vote shares until voting is completed at the Annual Meeting by returning a duly completed and executed proxy card in the postage-paid envelope included. All proxy cards received by us that have been properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. For your mailed proxy card to be counted, we must receive it prior to the close of business on May 29, 2012.

*Voting by Telephone or Internet.* A registered stockholder may vote shares until 11:59 p.m. Eastern Daylight Time on May 29, 2012 by calling the toll-free number indicated on the proxy card and following the recorded instructions or by accessing the website indicated on the proxy card and following the instructions provided. When a stockholder votes by telephone or Internet, his, her or its vote is recorded immediately.

*Voting by Internet During the Annual Meeting.* Instructions on how to attend and vote at the meeting are described at *www.virtualshareholdermeeting.com/mx*. If a stockholder attends the Annual Meeting and votes his, her or its shares during the meeting via the voting instructions described at *www.virtualshareholdermeeting.com/mx*, then any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts during the Annual Meeting. Further, if the shares are held of record by a broker and a stockholder wishes to vote at the Annual Meeting, he, she or it must obtain a proxy issued in his, her or its name from the record holder in accordance with the materials and instructions for voting provided by his, her or its broker.

*Voting by "Street Name" Stockholders.* If stockholders hold shares in "street name," then those stockholders may vote in accordance with the materials and instructions for voting the shares provided by their broker. If "street name" stockholders wish to vote shares at the Annual Meeting, then they must obtain proxies from their broker in order to vote their shares at the Annual Meeting in accordance with the materials and instructions for voting provided by his, her or its broker. If a "street name" stockholder does not vote by proxy or otherwise give voting instructions to their broker, such shares will not be voted by the broker for Proposals One, Two or Three at the Annual Meeting.

*Changing Votes.* A stockholder may change his, her or its vote at any time before it is voted at the Annual Meeting by (1) delivering a proxy revocation or another duly executed proxy bearing a later date to MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary, which revocation or later-dated proxy is received by us prior to the close of business on May 29, 2012; (2) voting again by telephone or Internet in the manner described above prior to 11:59 p.m., Eastern Daylight Time, on May 29, 2012; or (3) attending the Annual Meeting and voting via the Internet during the meeting using the procedures described at *www.virtualshareholdermeeting.com/mx*. Attending the Annual Meeting via the Internet will not revoke a proxy unless the stockholder actually votes via the Internet during the meeting. "Street name" stockholders who want to revoke or change their votes after returning voting instructions to their broker may do so in accordance with the materials and instructions provided by their broker or by contacting such broker to effect the revocation or change of vote.

***How can I find out the results of the Annual Meeting?***

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the Securities and Exchange Commission within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting the investor relations section of our website or *www.magnachip.com* or by writing to MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary.


Proxy

## PROPOSAL ONE

## ELECTION OF DIRECTORS

MagnaChip's Board of Directors is divided into three classes (Class I, Class II and Class III). At each annual stockholders' meeting, one class of directors stands for election. The elected directors are elected to three-year terms, with each director of each class to serve until such director's successor is elected and qualified or until such director's earlier resignation or removal. The exact number of members on the Board is currently seven and may be fixed by MagnaChip's Board of Directors from time to time by resolution of a majority of the total number of authorized directors, or by amendment of the Bylaws by the affirmative vote of 66-2/3% of the outstanding voting stock of the Company, voting together as a single class.

At the Annual Meeting, two Class I directors are to be elected to hold office for a term of three years and until their successors are elected and qualified. The Board of Directors has nominated two individuals for election this year to serve for three-year terms that will expire in 2015. The nominees are Dr. Ilbok Lee and Mr. R. Douglas Norby. Dr. Lee and Mr. Norby currently serve as directors, having been previously duly elected. Information regarding the nominees and each continuing director is set forth below. Each of the nominees listed in the proxy statement has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

The following table sets forth certain information regarding our directors:

| Name | Age | Position |
|---|---|---|
| Sang Park | 64 | Chairman of the Board of Directors and Chief Executive Officer |
| Michael Elkins | 44 | Director and Member of the Compensation Committee |
| Randal Klein | 46 | Director |
| R. Douglas Norby | 76 | Director, Chairman of the Audit Committee, and Member of the Nominating and Governance Committee |
| Ilbok Lee | 66 | Director and Member of the Audit, Compensation and Nominating and Governance Committees |
| Brian Mulhern | 37 | Director and Member of the Nominating and Governance Committee |
| Nader Tavakoli | 54 | Director and Member of the Audit and Compensation Committees |

### Class I Directors

***Ilbok Lee, Director.*** Dr. Lee became our director in August 2011. Dr. Lee has been President and Chief Executive Officer of Silego Technology, Inc., a semiconductor company, since its inception in October 2001. From April 1999 to September 2001, Dr. Lee served as Senior Vice President and General Manager of the Timing Division at Cypress Semiconductor Corp., a public semiconductor company, and from May 1992 to March 1999 served as President and Chief Executive Officer of IC Works, Inc., a semiconductor company he co-founded that was acquired by Cypress in 2001. Dr. Lee co-founded Samsung Semiconductor, Inc. (U.S.A.) in July 1983 and served in various positions at the company, including President and Chief Executive Officer, until May 1992. Prior to Samsung, Dr. Lee served in various technical and managerial positions at Intel and National Semiconductor. Dr. Lee served as a member of board of directors for Sierra Monolithic, a privately held semiconductor company, from 2002 through 2009. Dr. Lee received a Ph.D. and M.S.E.E. from the University of Minnesota and a B.S.E.E. from Seoul National University. Our board of directors has concluded that Dr. Lee should serve on the board based upon his extensive experience in the semiconductor industry.

***R. Douglas Norby, Director and Chairman of the Audit Committee.*** Mr. Norby became our director and Chairman of the Audit Committee in March 2010. Mr. Norby retired from full time employment in July 2006.

Mr. Norby previously served as our director and Chairman of the Audit Committee from May 2006 until October 2008. Mr. Norby served as Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a public semiconductor intellectual property company, from July 2003 to January 2006. Mr. Norby worked as a management consultant with Tessera from May 2003 until July 2003 and from January 2006 to July 2006. Mr. Norby served as Chief Financial Officer of Zambeel, Inc., a data storage systems company, from March 2002 until February 2003, and as Senior Vice President and Chief Financial Officer of Novalux, Inc., an optoelectronics company, from December 2000 to March 2002. Prior to his tenure with Novalux, Inc., Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation from November 1996 to December 2000. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., STATS ChipPAC Ltd. and Ikanos Communications, Inc., and Invensense Inc. Mr. Norby was a director of Intellon Corporation from May 2007 to December 2009. Mr. Norby received a B.A. degree in Economics from Harvard University and an M.B.A. from Harvard Business School. Our board of directors has concluded that Mr. Norby should serve on our board based upon his extensive experience as a chief financial officer, his extensive experience in accounting and his experience as a public company director and audit committee chair.

**Class II Directors**

***Randal Klein, Director.*** Mr. Klein became our director in November 2009. Mr. Klein joined the funds affiliated with Avenue Capital Management II, L.P., or Avenue, our affiliate, in 2004 and is currently a Portfolio Manager at Avenue focused on investments in trade claims and vendor financing. Previously, he was a Senior Vice President of the Avenue U.S. Funds. In such capacity, Mr. Klein was responsible for managing restructuring activities and identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy. Prior to joining Avenue, Mr. Klein was a Senior Vice President at Lehman Brothers, where his responsibilities included restructuring advisory work, financial sponsors coverage, mergers and acquisitions and corporate finance. Prior to Lehman, Mr. Klein worked in sales, marketing and engineering as an aerospace engineer for The Boeing Company. Mr. Klein holds a B.S. in Aerospace Engineering, conferred with Highest Distinction from the University of Virginia, and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. Mr. Klein was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to our pre-conversion Company's Operating Agreement. Our board of directors has concluded that Mr. Klein should serve on the board based upon his 17 years of experience as a financial advisor and investment manager.

***Nader Tavakoli, Director.*** Mr. Tavakoli became our director in November 2009. Mr. Tavakoli has been Chairman and Chief Executive Officer of EagleRock Capital Management, a private investment firm based in New York City since January 2002. Prior to founding EagleRock, Mr. Tavakoli was a portfolio manager at Odyssey Partners, Highbridge Capital and Cowen and Co. Mr. Tavakoli holds a B.A. in History from Montclair State University and a J.D. from Rutgers School of Law. Our board of directors has concluded that Mr. Tavakoli should serve on the board based upon his extensive investing experience.

**Class III Directors**

***Sang Park, Chairman of the Board of Directors and Chief Executive Officer.*** Mr. Park became our Chairman of the board of directors and Chief Executive Officer on January 1, 2007, after serving as President, Chief Executive Officer and director since May 2006. Mr. Park served as an executive fellow for iSuppli Corporation from January 2005 to May 2006. Prior to joining iSuppli, he was founder and president of SP Associates, a consulting services provider for technology companies, from September 2003 to December 2004. Mr. Park served as Chief Executive Officer of Hynix from May 2002 to March 2003, and as Chief Operating Officer and President of the Semiconductor Division of Hynix from July 1999 to April 2002. Prior to his service at Hynix, Mr. Park was Vice President of Procurement Engineering at IBM in New York from 1995 to 1999, and he held various positions in procurement and operations at Hewlett Packard in California from 1979 to 1995. Our board of directors has concluded that Mr. Park should serve as a director and as chairman of the board of directors based on his extensive experience as an executive, investor and director in our industry and his experience and insight as our Chief Executive Officer.

***Michael Elkins, Director.*** Mr. Elkins became our director in November 2009. Mr. Elkins joined Avenue in 2004 and is currently a Portfolio Manager of the Avenue U.S. Funds. In such capacity, Mr. Elkins is responsible for assisting with the direction of the investment activities of the Avenue U.S. strategy. Due to the percentage of our equity owned or controlled by Avenue, Avenue is considered our affiliate. Prior to joining Avenue, Mr. Elkins was a Portfolio Manager and Trader with ABP Investments US, Inc. While at ABP, he was responsible for actively managing high yield investments using a total return-special situations overlay strategy. Prior to ABP, Mr. Elkins served as a Portfolio Manager and Trader for UBK Asset Management, after joining the company as a High Yield Credit Analyst. Previously, Mr. Elkins was a Credit Analyst for both Oppenheimer & Co., Inc. and Smith Barney, Inc. Mr. Elkins has served on the board of directors of Vertis Communication, an advertising services company, since October 2008, Milacron LLC, a plastics-processing technologies and industrial fluids supplier, since April 2009, Ion Media Networks, Inc., a broadcast television station group, since December 2009 and American Media, Inc., a media brands and magazine publishing company, since December 2010. Mr. Elkins serves on the board of directors of each of these companies, all of which are private companies, in connection with a reorganization or refinancing involving affiliates of Avenue and serves as a result of his position with Avenue. Mr. Elkins holds a B.A. in Marketing from George Washington University and an M.B.A. in Finance from the Goizueta Business School at Emory University. Mr. Elkins was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to MagnaChip Semiconductor LLC's Fifth Amended and Restated Limited Liability Company Operating Agreement, which we refer to as our pre-conversion Company's Operating Agreement. Our board of directors has concluded that Mr. Elkins should serve on the board based upon his more than 15 years of investment portfolio management experience, including over 10 years investing in technology companies, including the semiconductor sector.


Proxy

***Brian Mulhern, Director.*** Mr. Mulhern became our director in August 2011. Mr. Mulhern joined Avenue, our affiliate, in 2004 and is currently a Senior Vice President at Avenue focused on identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy, primarily focused in the telecom, media and technology industries. Prior to joining Avenue, Mr. Mulhern was a Senior Vice President at Citadel Investment Group based in Chicago and London, focused on the analysis, negotiation and management of privately structured debt, equity and equity-linked investments. Previously, he was an analyst in Merrill Lynch's merger & acquisition group and a consultant at Booz, Allen & Hamilton. Mr. Mulhern received a B.A. in Economics from the University of Notre Dame. Our board of directors has concluded that Mr. Mulhern should serve on the board based upon his experience as a financial advisor and investment manager.

**The Board of Directors recommends that stockholders vote "FOR" the election of each of the Class I director nominees.**

## THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

### Director Independence

The Board of Directors reviews the independence of each director annually. In determining the independence of our directors, our Board of Directors considered Section 303A of the listing standards of the New York Stock Exchange, or the NYSE, and broadly considered the materiality of each director's relationship with us. Based upon the foregoing criteria, our Board of Directors has determined that the following directors are independent: Dr. Ilbok Lee, Mr. R. Douglas Norby and Mr. Nader Tavakoli.

The Board of Directors has determined that MagnaChip is a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because more than 50% of the voting power for the election of directors of MagnaChip is held by Avenue. As such, we rely on exemptions from the provisions of Section 303A that would otherwise require the Company, among other things, to have a board of directors composed of a majority of independent directors.

### Board Meetings

The Board of Directors held four meetings during fiscal year 2011. All of the Directors attended at least 75% of the total meetings held by the Board of Directors and by all committees on which he served during fiscal year 2011.

### Attendance at Annual Meeting

The Company's Corporate Governance Guidelines (the "Guidelines") as currently in effect provides that all directors shall make every effort to attend the Company's annual meetings of stockholders.

### Committees

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Board of Directors has adopted a written charter for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters, as well as our Code of Business Conduct and Ethics, are posted and available on our website at *www.magnachip.com.* The information on or accessible through our website is not a part of or incorporated by reference in this proxy statement.

#### *Audit Committee*

Our Audit Committee consists of Mr. Norby, as Chairman, Dr. Lee and Mr. Tavakoli. Our Board of Directors has determined that Mr. Norby is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. Our Board of Directors has also determined that each of Mr. Norby, Dr. Lee, and Mr. Tavakoli are "independent" as that term is defined in both Rule 303A of the NYSE rules and Rule 10A-3 promulgated under the Exchange Act. In making this determination, our Board of Directors considered the relationships that Mr. Norby, Dr. Lee and Mr. Tavakoli have with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including any beneficial ownership of our equity. In addition, our Board of Directors has determined that the simultaneous service by Mr. Norby on the audit committees of three other public companies does not impair his ability to effectively serve on our audit committee. From the time of our initial public offering in March 2011 to March 2012, Mr. Klein, who is not an "independent" director within the meaning of the NYSE rules, served on the Audit Committee pursuant to a twelve month phase-in exemption for newly public companies under the NYSE rules. Mr. Klein resigned from the Audit Committee and was replaced by Dr. Lee in March 2012.

The Audit Committee held seven meetings in 2011. The primary purpose of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing and reporting to the Board on the integrity of the financial reports and other financial information provided by the Company to the public, the U.S. Securities and Exchange Commission (the "SEC") and any other governmental regulatory body, and on the Company's compliance with other legal and regulatory requirements. The Audit Committee is responsible for the appointment, retention, review and oversight of the Company's independent auditor, and the review and oversight of the Company's internal financial reporting, policies and processes. The Audit Committee is also responsible for reviewing related party transactions, risk management, and legal and ethics compliance.


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*Compensation Committee*

Our Compensation Committee consists of Dr. Lee and Messrs. Elkins and Tavakoli. Our Board of Directors has determined that each of Dr. Lee and Mr. Tavakoli is "independent" under NYSE and SEC rules. In making this determination, our Board of Directors considered the relationships that each of Dr. Lee and Mr. Tavakoli has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining his respective independence, including any beneficial ownership of our equity. Because we are a "controlled company," we rely on exemptions from the provisions of Section 303A of the NYSE that would otherwise require the Company to have a Compensation Committee composed entirely of independent directors.

The Compensation Committee held two meetings in 2011. The Compensation Committee has overall responsibility for evaluating and approving our executive officer and director compensation plans, policies and programs, as well as all equity-based compensation plans and policies.

*Nominating and Corporate Governance Committee*

Our Nominating and Corporate Governance Committee consists of Dr. Lee and Messrs. Mulhern and Norby. The Board has determined that each of Dr. Lee and Mr. Norby is independent under NYSE and SEC rules. Because we are a "controlled company," we rely on exemptions from the provisions of Section 303A of the NYSE that would otherwise require the Company to have a Nominating and Corporate Governance Committee composed entirely of independent directors.

The Nominating and Corporate Governance Committee did not hold a meeting in 2011. The Nominating and Corporate Governance Committee identifies individuals qualified to become board members, recommends director nominees, recommends board members for committee membership, develops and recommends corporate governance principles and practices, oversees the evaluation of our Board of Directors and its committees and formulates a description of the skills and attributes of desirable board members. The Nominating and Corporate Governance Committee will also consider candidates recommended by our stockholders so long as the proper procedures are followed.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual meeting must provide timely notice of such nominations in writing. To be timely, a stockholder's notice generally must be received in writing at the Company's offices at MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary, not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the Company's notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or later than such anniversary date, notice by the stockholders to be timely must be received not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. A stockholder's notice must set forth, among other things,

- the name and address of the stockholder who intends to make the nomination, and the names and addresses of the beneficial owners, if any, on whose behalf the nomination is being made and of the person or persons to be nominated;
- a representation that the stockholder is a holder of record of stock of the Company entitled to vote for the election of Directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice,
- certain information regarding the ownership and other interests of the stockholder or such other beneficial owner;
- a description of all arrangements or understandings between the stockholder or such beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;
- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and such other beneficial owner, if any, and their respective affiliates and associates and each proposed nominee;
- certain other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and
- the consent of each nominee to serve as a director of the Company if so elected.

A stockholder must also comply with all other applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations under the Exchange Act with respect to matters relating to nominations of candidates for directors. The preceding is a summary of the stockholder nomination procedures set forth in our bylaws as currently in effect, and we refer our stockholders to the full text of Section 2.15 and such other applicable provisions of our bylaws as in effect from time to time for the specific requirements of such director nomination procedures by stockholders. The Company did not receive any stockholder nominations for director for this year's Annual Meeting.

In addition to the formal procedures set forth in our bylaws for the nomination of directors by stockholders, the Nominating and Corporate Governance Committee has adopted a Policy Regarding Director Nominations pursuant to which it may from time to time evaluate candidates for nomination as director that come to its attention through incumbent directors, management, stockholders or third parties. The Nominating and Corporate Governance Committee may also, if it deems appropriate under the circumstances, engage a third-party search firm to assist in identifying qualified candidates. Such informal recommendations by stockholders should be directed to the attention of the Nominating and Corporate Governance Committee as set forth below under "—Communications with Directors."

The Nominating and Corporate Governance Committee seeks director candidates who possess high quality business and professional experience, possess the highest personal and professional ethics, integrity and values, and who have an inquisitive and objective perspective and mature judgment. Director candidates must also be committed to representing the best interests of our stockholders and have sufficient time available in the judgment of the Nominating and Corporate Governance Committee to perform all Board and committee responsibilities. The Nominating and Corporate Governance Committee has no formal policy on diversity in identifying potential director candidates, but does regularly assess the needs of the Board for various skills, background and business experience in determining if the Board requires additional candidates for nomination.

**Board Leadership Structure**

The Guidelines as currently in effect state that the Board of Directors shall elect its Chairman and appoint the Company's Chief Executive Officer according to its view of what is best for the Company at any given time. The Board does not believe there should be a fixed rule as to whether the offices of Chairman and Chief Executive Officer should be vested in the same person or two different people, or whether the Chairman should be an employee of the Company or should be elected from among the non-employee directors. The needs of the Company and the individuals available to play these roles may dictate different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interest of the Company.

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Currently, Sang Park serves as both the Company's Chairman of the Board and Chief Executive Officer. The Board has determined that its current leadership structure with Mr. Park serving in both roles is beneficial because we have a single leader for our Company and he is seen by our customers, business partners, investors and other stakeholders as providing strong leadership for the Company and in our industry. The Board may, however, make changes to its leadership structure in the future as it deems appropriate.

**Code of Business Conduct and Ethics**

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We will provide a copy of our Code of Business Conduct and Ethics without charge to any person upon written request made to our Executive Vice President, General Counsel and Secretary at MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014. Our Code of Business Conduct and Ethics is also available on our website at *www.magnachip.com*. We will disclose any waivers or amendments to the provisions of our Code of Business Conduct and Ethics on our website.

**Involvement in Certain Legal Proceedings**

Sang Park was the Chairman of our board of directors and Chief Executive Officer and Tae Young Hwang, Brent Rowe, Heung Kyu Kim, Margaret Sakai, Tae Jong Lee and John McFarland were each officers during our Chapter 11 reorganization proceedings in 2009. R. Douglas Norby was one of our directors until October 2008. Mr. Norby was also an officer of Novalux, Inc., a private company, which filed a voluntary petition for reorganization under Chapter 11 in March 2003, approximately one year after Mr. Norby's departure from Novalux, Inc.

**Assessment of Risk**

Our Board of Directors believes that our compensation programs are designed such that they will not incentivize unnecessary risk-taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our cash incentive program takes into account multiple factors, thus diversifying the risk associated with any single performance factor, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum amount specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our equityholders.

**Report of the Audit Committee**

The Audit Committee has reviewed and discussed with our management and Samil PricewaterhouseCoopers, our independent registered public accounting firm, our audited financial statements contained in our Annual Report to Stockholders for the year ended December 31, 2011. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting and Oversight Board in Rule 3200T.

The Audit Committee has received and reviewed the written disclosures and the letter from Samil PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board regarding Samil PricewaterhouseCoopers's communications with the Audit Committee concerning independence, and has discussed with Samil PricewaterhouseCoopers its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors subsequently approved the recommendation) that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC.

AUDIT COMMITTEE

R. Douglas Norby, Chairman
Randal Klein*
Nader Tavakoli

* Mr. Klein resigned from the Audit Committee and was replaced by Dr. Ilbok Lee effective March 9, 2012.

**Communications with Directors**

A stockholder who wishes to communicate directly with the Board of Directors, a committee of the Board of Directors or with an individual director regarding matters related to the Company should send the communication to:

Chairman of the Board
or Board of Directors
or individual director
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor, Inc.
Corporate Secretary
20400 Stevens Creek Boulevard, Suite 370
Cupertino, CA 95014
Facsimile: (408) 625-5990

We will forward all stockholder correspondence about the Company to the Board of Directors, a committee of the Board of Directors or an individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail or mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements.

**Director Compensation for the Fiscal Year Ended December 31, 2011**

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | Option Awards ($)(1) | Total ($) |
|---|---|---|---|---|
| Michael Elkins(2) | — | — | — | — |
| Randal Klein(2) | — | — | — | — |
| Ilbok Lee | 18,493(3) | — | 67,000(4) | 85,493 |
| Brian Mulhern(2) | — | — | — | — |
| R. Douglas Norby | 55,000(5) | — | — | 55,000 |
| Nader Tavakoli | 50,000(6) | — | — | 50,000 |
| Gidu Shroff(7) | 100,000(8) | — | — | 100,000 |
| Steven Tan(9) | — | — | — | — |



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(1) Represents grant date fair value determined in accordance with FASB ASC 718. See "Note 4 Summary of Significant Accounting Policies Stock/Unit-Based Compensation," and "Note 19 Equity Incentive Plans," to the MagnaChip Semiconductor Corporation audited consolidated financial statements for the year ended December 31, 2011. As of December 31, 2011, Mr. Norby and Mr. Tavakoli each held options to purchase 25,000 shares of our common stock, of which 14,750 shares subject to these options have vested. None of the remaining non-employee directors held any outstanding stock or option awards.

(2) This director did not receive any compensation in 2011.

(3) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010, prorated for 2011 from Mr. Lee's August 19, 2011, appointment date.

(4) Consists of an option grant to an independent non-employee director to purchase 25,000 shares of common stock issued in August 2011 under the 2011 Plan at an exercise price of $9.51 per share pursuant to our director compensation policy adopted in March 2010.

(5) Consists of an annual retainer of $50,000 paid to independent non-employee directors plus an additional $5,000 paid for serving as the chairman of our audit committee pursuant to our director compensation policy adopted in March 2010.

(6) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010.

(7) Mr. Shroff resigned as director on August 16, 2011. The unvested portion of the option granted to Mr. Shroff on March 11, 2010, was accelerated such that the option became fully vested as of August 16, 2011.

(8) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010, and a $50,000 separation payment.

(9) Mr. Tan resigned as director on August 10, 2011. Mr. Tan did not receive any compensation in 2011.

**Further Information Regarding Director Compensation Table**

Under our director compensation policy, each of our independent directors is entitled to receive an annual fee of $50,000. In addition, the chairman of our audit committee is entitled to an additional fee of $5,000. We expect to issue each independent director an option to purchase 25,000 shares of common stock upon election to the board of directors, and additional shares from time to time at the discretion of the board of directors, all of which shall generally vest on the same terms as option grants to our other grantees. Pursuant to this policy, in August 2011, we issued options to purchase 25,000 shares of common stock to Ilbok Lee pursuant to the 2011 Plan at an exercise price of $9.51 per share.

### Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of our company during the last fiscal year. During 2011, decisions regarding executive officer compensation were made by our Compensation Committee. Mr. Park participated in deliberations of our Compensation Committee regarding the determination of compensation of our executive officers other than himself. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on our board of directors.

## EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

*Compensation Philosophy and Objectives*

The Compensation Committee of our Board of Directors, or the Committee, has overall responsibility for administering our compensation program for our "named executive officers." The Committee's responsibilities consist of evaluating, approving and monitoring our executive officer and director compensation plans, policies and programs, as well as each of our equity-based compensation plans and policies. Prior to 2010, compensation decisions were made by the entire board of directors and for the discussion that follows, references to the Committee during such period refer to the entire board. For 2011, our named executive officers who continue to serve as executive officers were:

- Sang Park, Chairman of the Board of Directors and Chief Executive Officer;
- Tae Young Hwang, Chief Operating Officer and President;
- Brent Rowe, Executive Vice President, Worldwide Sales;
- Margaret Sakai, Executive Vice President and Chief Financial Officer; and
- John McFarland, Executive Vice President, General Counsel and Secretary.

The Committee seeks to establish total compensation for executive officers that is fair, reasonable and competitive. The Committee evaluates our compensation packages to ensure that:

- we maintain our ability to attract and retain superior executives in critical positions;
- our executives are incentivized and rewarded for aggressive corporate growth, achievement of long-term corporate objectives and individual performance that meets or exceeds our expectations without encouraging unnecessary risk-taking; and
- compensation provided to critical executives remains competitive relative to the compensation paid to similarly situated executives of companies in the semiconductor industry.

The Committee believes that the most effective executive compensation packages align executives' interests with those of our stockholders by rewarding performance that exceeds specific annual, long-term and strategic goals that are intended to improve stockholder value. These objectives include the achievement of financial performance goals and progress on projects that our board of directors anticipates will lead to future growth, as discussed more fully below.

The information set forth below in this Compensation Discussion and Analysis describes the Committee's general philosophy and historical approach.

*Role of Executive Officers in Compensation Decisions*

For named executive officers other than our chief executive officer, we have historically sought and considered input from our chief executive officer in making determinations regarding executive compensation. Our chief executive officer annually reviews the performance of our other named executive officers. Our chief executive officer subsequently presents conclusions and recommendations regarding such officers, including proposed salary adjustments and incentive amounts, to the Committee. The Committee then takes this information into account when it makes final decisions regarding any adjustments or awards.

The review of performance by the Committee and our chief executive officer of other executive officers is both an objective and subjective assessment of each executive's contribution to our performance, leadership qualities, strengths and weaknesses and the individual's performance relative to goals set by the Committee or our chief executive officer, as applicable. The Committee and our chief executive officer do not systematically assign a weight to the factors, and may, in their discretion, consider or disregard any one factor which, in their sole discretion, is important to or irrelevant for a particular executive.

The Committee's annual determinations regarding executive compensation are subject to the terms of the respective service agreements between us and the named executive officers (as set forth in more detail below). In addition to the annual reviews, the Committee also typically considers compensation changes upon a named executive officer's promotion or other change in job responsibility. Neither our chief executive officer nor any of our other executives participates in deliberations relating to their own compensation.

***Role of Compensation Consultants***

The Committee has the authority to retain the services of third-party executive compensation specialists in connection with the establishment of cash and equity compensation and related policies. We did not retain a compensation consultant in 2009, 2010 or 2011, and we have not retained a compensation consultant for 2012.

***Timing of Compensation Decisions***

At the end of each fiscal year, our chief executive officer will review the performance of the other executive officers and present his conclusions and recommendations to the Committee. At that time and throughout the year, the Committee will also evaluate the performance of our chief executive officer, which is measured in substantial part against our consolidated financial performance. In January of the following fiscal year, the Committee will then assess the overall functioning of our compensation plans against our goals, and determine whether any changes to the allocation of compensation elements, or the structure or level of any particular compensation element, are warranted.

In connection with this process, our Committee generally establishes the elements of its performance-based cash bonus plan for the upcoming year. With respect to newly hired employees, our practice is typically to approve equity grants at the first meeting of the Committee following such employee's hire date. We do not have any program, plan or practice to time equity award grants in coordination with the release of material non-public information. From time to time, additional equity awards may be granted to executive officers during the fiscal year.

***Elements of Compensation***

In making decisions regarding the pay of the named executive officers, the Committee looks to set a total compensation package for each officer that will retain high-quality talent and motivate executives to achieve the goals set by our board of directors. Our 2011 compensation package was composed of the following elements:

- annual base salary;
- short-term cash incentives;
- long-term equity incentives;
- a benefits package that is generally available to all of our employees; and
- expatriate and other executive benefits.

**Determination of Amount of Each Element of Compensation**

*General Background*

The Committee seeks to establish a total cash compensation package for our named executive officers that is competitive with the compensation reflected in compensation data for similarly-situated executives in the peer group reviewed by the Committee, subject to adjustments based on each executive's experience and performance. Historically, based on our review of industry specific survey data and the professional and market experience of our Committee members, we measured total cash compensation for our named executive officers against cash compensation paid to executives at similarly situated companies which we determined to be our select peer group. Base salaries for our named executive officers were benchmarked to median levels for companies in the select peer group, and were adjusted upward or downward for performance. Short-term cash incentives were put in place to provide for opportunities that may result in higher than median levels of cash compensation as compared to our select peer group if, and depending upon the extent to which, our performance and that of our named executive officers exceeded expectations and the goals established by the Committee for the year in question.

Historically, our select peer group has included other major Korea-based semiconductor companies, including Fairchild Korea, Dongbu Hitek, ChipPac Korea, Hynix Semiconductor, ASE Korea and Amkor Technology Korea. In addition, we also reviewed compensation data from Mercer Korea, an independent compensation consultant, which surveyed the companies listed below, to assess how compensation for our select peer group related to compensation paid to executives in a broader range of technology companies.

- ABB Korea
- Accenture Korea
- Agilent Technologies Korea
- Alcatel-Lucent Korea
- AMD Korea
- Analog Devices Korea
- APC Korea
- Apple Computer
- Applied Materials Korea
- Arrow Electronics Korea
- ASML Korea
- Asurion Korea
- AT&T Global Networks Services Korea
- Autodesk Korea
- Autoliv Korea
- Avnet Korea
- Axcelis Technologies Korea
- Barco
- Blizzard Entertainment
- BMC Software Korea
- Bosch Electrical Drives
- Bosch Rexroth Korea
- Broadcom
- BT Global Services Korea
- CA Technologies
- Cadence Korea
- CDNetworks
- Cisco Systems Korea
- CSC Computer Sciences
- Cymer Korea
- Cypress Semiconductor Korea
- Dassault Systems Korea
- Dell International
- Delphi Korea Corporation
- Dimension Data Korea
- Domino Korea
- Edwards Korea
- Electronic Arts Korea
- EMC Computer Systems Korea
- Entegris Korea
- Equant Korea
- Fairchild Korea Semiconductor
- Freescale Semiconductor
- FSI Korea
- Fuji Xerox Korea
- Fujitsu Korea
- Google
- Harman International Korea
- Hewlett-Packard Korea
- IBM Korea
- IDC Korea
- Infineon Technologies Korea
- Intel Korea
- Invensys Korea
- Johnson Controls Korea
- Juniper Networks Korea
- KLA-Tencor Korea
- Kulicke and Soffa
- Lam Research Korea
- Leica Microsystems
- Lenovo
- Lexmark International
- LG-Ericsson
- Marvell Semiconductor Korea
- MEMC Korea Company
- Micron Semiconductor Korea
- Microsoft Korea
- Motorola Mobility Korea
- Nanometrics Korea
- National Computer Systems Korea
- National Semiconductor
- NDS Korea
- Network Appliance
- Nokia Korea
- Nokia Siemens Network Korea
- Novellus Korea
- NXP Semiconductors Korea
- Obigo
- On Semiconductor
- Oracle Korea
- Orbotech Korea
- Pacnet Korea
- Panduit
- Polycom Korea
- PTC Korea
- Qualcomm Korea
- Real Networks Asia Pacific
- Red Hat
- Renesas Electronics Korea
- Research In Motion Korea
- Robert Bosch Korea
- Rockwell Automation Korea
- Rogers Korea
- ROHM Semiconductor Korea Corporation
- SAP Korea
- SAS Korea
- Schaeffler Korea
- Schneider Electric Korea
- Sensata Technologies
- Siemens Industry Software
- SIMMTECH
- SingTel Korea
- SITA Korea
- Skyworks Solutions Korea
- Sony Ericsson Mobile Communications International
- Sony Korea
- STATS ChipPAC Korea
- ST-Ericsson Korea
- STMicroelectronics
- Sybase Korea
- Symantec Korea
- Synaptics International Korea
- Teleca Korea
- Tellabs Korea
- Timken Korea
- Toshiba Electronics Korea
- Trend Micro Korea
- Tyco Electronics AMP Korea
- Varian Korea
- Veeco Korea
- Verizon Business
- VMware Korea
- Western Digital Korea
- Westinghouse Korea
- Xilinx Korea
- Yahoo Korea


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The Committee makes annual determinations regarding cash incentive compensation based on our annual operating plan, which we adopt in the December preceding each fiscal year. The determination takes into account our expected performance in the coming fiscal year. The Committee makes all equity compensation decisions for our officers based on existing compensation arrangements for other executives at our company with the same level of responsibility and based on a review of our select peer group with a view to maintaining internal consistency and parity.

Equity awards are not tied to base salary or cash incentive amounts and will constitute lesser or greater proportions of total compensation depending on the fair value of the awards. The Committee, relying on the professional and market experience of our Committee members, generally seeks to set equity awards at median levels of equity compensation at our select peer group companies. The Committee does not apply a formula or assign relative weight in making its determination. Instead, it makes a subjective determination after considering all information collectively.

The Committee may approve additional cash incentive payments or equity compensation grants from time to time during the year in its discretion.

*Base Salary*

Base salary is the guaranteed element of an employee's annual cash compensation. Changes in base salary may be approved by the Committee for an executive if the median levels of base salary compensation for similarly-situated executives in our select peer group have changed, and may be further adjusted based upon the employee's long-term performance, skill set and the value of that skill. The Committee evaluates the performance of each named executive officer on an annual basis based on the accomplishment of performance objectives that were established at the beginning of the prior fiscal year as well as its own subjective evaluation of the officer's performance. In making its evaluation, the Committee makes a subjective qualitative assessment of the officer's contribution to our performance during the preceding year, including leadership, success in attaining particular goals of a division for which that officer has responsibility, our overall financial performance and such other criteria as the Committee may deem relevant, including input from our Chief Executive Officer. The Committee then makes a subjective decision regarding any changes in base salary based on these factors and the data from our select peer group. The Committee does not systematically assign weights to any of the factors it considers, and may, in its discretion, ignore any factors or deem any one factor to have greater importance for a particular executive officer. Base salary adjustments generally take effect in the middle of our fiscal year.

The current base salaries of the Company's named executive officers compare to the median of the Company's select peer group as follows: Mr. Park is slightly above, Mr. Hwang and Mr. McFarland are slightly below, and Ms. Sakai and Mr. Rowe are generally in line. Our employees, including our executive officers, voluntarily accepted a 20% reduction in base salary from 2008 levels from January to June 2009, as part of austerity measures implemented to assist in our recovery. Mr. Park voluntarily accepted a 40% reduction in base salary from January to March 2009, and a 20% reduction from April to June 2009. In June 2009, our board of directors approved a one-time payment of 10% of base salary paid from April to June 2009 to all employees who voluntarily accepted pay reductions earlier in the year, which group included all of our named executive officers. This amount is reported as salary in the Summary Compensation Table below. We restored salaries to 2008 levels in July 2009. In December 2009, as a reward for the successful completion of our reorganization proceedings, our board of directors approved a one-time payment of 30% of the monthly base salary to all employees who voluntarily accepted pay reductions earlier in the year, which group included all of our named executive officers. The amount paid to named executive officers for 2009 are reported as bonus in the Summary Compensation Table below. The Committee also granted additional special discretionary incentives to Mr. Hwang, Mr. Rowe, Ms. Sakai and Mr. McFarland in 2009, as described in more detail below. No additional special discretionary incentives were granted to our named executive officers in 2010 or 2011.

*Cash Incentives*

Short-term cash incentives comprise a significant portion of the total target compensation package and are designed to reward executives for their contributions to meeting and exceeding our goals and to recognize and reward our executives in achieving these goals. Incentives are designed as a percentage of base salary and are awarded based on individual performance and our achievement of the annual, long-term and strategic quantitative goals set by our Committee.


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Given our financial position at the beginning of 2009, we did not modify the annual targets for our cash incentive plans for 2009. As a result, our short-term cash incentive plan was effectively suspended for the year. In December 2009, our board of directors implemented a cash incentive plan effective as of January 1, 2010, which we call the Profit Sharing Plan. Each of our employees is eligible to participate in the Profit Sharing Plan, and our board of directors intends for the Profit Sharing Plan to incentivize our named executive officers, officers and employees to exceed expectations throughout our entire fiscal year. The Committee administers the Profit Sharing Plan.

Under the Profit Sharing Plan, the Committee will review our business plan in December of each year and determine an annual consolidated Adjusted EBITDA target, or the Base Target, for the upcoming fiscal year and set the targeted amount to be awarded to our named executive officers and employees, or the Profit Share, for meeting the Base Target and for achievement in excess of the Base Target.

The Base Target is calculated as a percentage of our forecasted gross annual revenue for the upcoming fiscal year. We determine our revenue forecast by looking at several factors, including existing orders from our customers, quarterly and annual forecasts from our customers, our product roadmap and how it corresponds with our projected customer needs, and the overall industry forecasts for the semiconductor market. The Committee's goal is to set a Base Target that is difficult but not unreasonable to achieve. To determine the percentage of gross annual revenue for purposes of setting the Base Target, the Committee, in consultation with our board of directors, first determines a range of Adjusted EBITDA growth and gross margin that is competitive based upon the select peer group and will ensure that we build stockholder value, then sets a percentage such that the forecasted Adjusted EBITDA growth and gross margin is within that range. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Business Metrics Evaluated by Management" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for a discussion of how we define and why we use Adjusted EBITDA.

Each named executive officer receives as a Profit Share a set percentage of their annual base salary once the Base Target is achieved. Executives with target annual incentive opportunities set forth in their employment agreements will be eligible to receive the target percentage set forth in such agreements. In the event we exceed the Base Target, we may pay to our named executive officers (together with all of our eligible employees) their pro rata portion of an additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target. For 2011, Mr. Park received a Profit Share of $210,634, Mr. Hwang received a Profit Share of $101,482, Mr. Rowe received a Profit Share of $93,248, Ms. Sakai received a Profit Share of $89,748 and Mr. McFarland received a Profit Share of $51,158.

We pay the Profit Share during the normal pay period in the January following the conclusion of each fiscal year for which the Profit Share is calculated, and the Profit Share is only payable to those executives who have been employed by us during the entire fiscal year for which the Profit Share is calculated and who are employed by us on the Profit Share payment date, provided that the Profit Share is payable pro rata to any named executive officers who begin their employment during the fiscal year for which the Profit Share is calculated.

The Committee retains the sole discretion to (i) authorize the payment of the Profit Share in December of the relevant fiscal year when the Committee believes the Base Target will be achieved, (ii) pay Profit Shares when we achieve slightly less than the Base Target, and (iii) make interim Profit Share payments during the fiscal year. In addition to the Profit Sharing Plan, the Committee retains the right to grant discretionary incentives to our named executive officers as a reward for extraordinary performance. For example, Mr. Hwang, Ms. Sakai and Mr. McFarland were paid a discretionary incentive in December 2009 in recognition of their role in our successful reorganization proceedings. These amounts were not based upon any numerical or formulaic factors, but rather were determined by the Committee based upon a subjective assessment of their respective individual contributions and are reported in the Summary Compensation Table in the column labeled "Bonus."

For 2010, the implementation of the Profit Sharing Plan was modified pursuant to the terms of the Profit Sharing Plan to provide our employees with an opportunity to share in our success earlier in the fiscal year than under the existing Profit Sharing Plan. In addition to setting the Base Target, two interim targets for our first and second fiscal quarters were set. We made Profit Share payments in the first normal pay period following the conclusion of each of our first two fiscal quarters. The total Profit Share payable for meeting the Base Target for 2010 was capped for each named executive officer at his or her respective percentage of annual base salary, such that the amount of any Profit Share paid for 2010 performance after the end of 2010 was offset by the Profit Share paid during 2010 for reaching each of the quarterly targets. In addition, for 2010, our named executive officers were not eligible to earn the additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target even though we exceeded the Base Target. As a result, for 2010, our named executive officers were only entitled to receive a cash incentive equal to the Profit Share paid to each named executive officer disclosed in the Summary Compensation Table in the column labeled "Bonus." In 2010, under the Profit Sharing Plan, we paid bonuses to our named executive officers in April and July 2010 and in January 2011.

For 2011, the implementation of the Profit Sharing Plan was modified pursuant to the terms of the Profit Sharing Plan to set an interim target that was paid during the first normal pay period following the conclusion of our second fiscal quarter of 2011. In addition, our named executive officers (and all of our other employees) were not eligible to earn the additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target even if we exceeded the Base Target or the interim target. In 2011, under the Profit Sharing Plan, we paid bonuses to our named executive officers in July 2011 but not in January 2012.

*Equity Compensation*

In addition to cash incentives, we offer equity incentives as a way to enhance the link between the creation of stockholder value and executive incentive compensation and to give our executives appropriate motivation and rewards for achieving increases in enterprise value. Under our 2009 Common Unit Plan, our board of directors granted options to acquire MagnaChip Semiconductor LLC common units and restricted unit bonus awards. Awards under our 2009 Common Unit Plan were converted into options for common stock and restricted common stock of MagnaChip Semiconductor Corporation upon our corporate conversion. Such options vest in installments over three years following grant, with approximately one-third of the restricted unit awards vested at grant and the remainder vesting in two subsequent annual installments, as set forth in more detail below.

Under our 2011 Equity Incentive Plan, which replaced the 2009 Common Unit Plan immediately following our corporate conversion, the Committee may grant participants stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other stock-based and cash-based awards. Stock options granted under the 2011 Equity Incentive Plan generally vest over three years following grant, with thirty-four percent of the common stock vesting and becoming exercisable on the first anniversary of grant date and eight or nine percent of the common stock subject to the options vesting on completion of each three-month period thereafter. In granting equity awards, the Committee may establish any conditions or restrictions it deems appropriate. Stock options and stock appreciation rights must have exercise prices at least equal to the fair market value of the stock at the time of their grant pursuant to the 2011 Equity Incentive Plan. The fair market value of the stock at the time of grant will generally be the closing price of a share of stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the stock on the date any grant is made. Prior to the exercise of a stock option or stock appreciation or settlement of an award denominated in units, the holder has no rights as a stockholder with respect to the stock subject to the award, including voting rights and the right to receive dividends. Participants receiving restricted stock awards are stockholders and have both voting rights and the right to receive dividends, except that dividends paid on unvested shares may remain subject to forfeiture until vested. Award vesting ceases upon termination of employment, and vested options and stock appreciation rights remain exercisable only for a limited period following such termination.

The Committee considers granting additional equity compensation in the event of new employment, a promotion or change in job responsibility or a change in median levels of equity compensation for similarly-situated executives at companies in our select peer group or in its discretion to reward or incentivize individual officers. The option award levels vary among participants based on their job grade and position. The Committee generally seeks to award equity compensation at levels consistent with the median levels for executives at companies in our select peer group, and will also make subjective determinations regarding adjustments to award amounts in light of factors such as the available pool, individual performance and role of executives. For example, the Committee may adjust the size of an award for an individual executive above the option award level for his or her position if the Committee determines that the executive has provided exceptional performance, or may increase the option award level for a position above the median level reflected in the select peer group if the position is considered by the Committee to be more critical to our long-term success. The Committee will generally maintain substantially equivalent award levels for executives at equivalent job grades. Stock option awards are not tied to base salary or cash incentive amounts.

As a result of our reorganization proceedings, all previously outstanding common and preferred units and options held by our named executive officers were cancelled. In December 2009, we granted new options to our executives with the option award amounts generally determined based upon the median levels of our select peer group. Thirty-four percent of the common units subject to the options vested and became exercisable on the first anniversary of grant date, with eight or nine percent of the common units subject to the options vesting on completion of each three-month period thereafter. In December 2009, in recognition of services provided in guiding us through our reorganization proceedings, our board of directors also granted each of our current named executive officers a restricted unit bonus. The amount of the restricted unit bonuses were not based upon any numerical or formulaic factors, nor based upon any comparative peer group, data or the number of options granted, but rather were determined based upon our board of directors' subjective assessment of individual contributions to the successful completion of the reorganization proceedings. We granted restricted unit bonuses in order to provide our executives with an equity incentive with a built-in gain equal to the value of the units as of the date of grant while still incentivizing them to contribute toward increasing our enterprise value. See "—Grant of Plan-Based Awards" below for information regarding the number and value of units granted to each named executive officer. Thirty-four percent of each restricted unit bonus vested upon grant, with the remaining portion vesting in equal installments on the first and second anniversary of the grant date. No equity incentives were granted to our named executive officers in 2010 or 2011.

Upon the recommendation of our board of directors or chief executive officer, or otherwise, the Committee may in the future consider granting additional performance-based equity incentives.

*Perquisites and Other Benefits*

We provide the named executive officers with perquisites and other benefits, including expatriate benefits, that the Committee believes are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Generally, perquisite are determined based upon what the Committee considers to be the most customary perquisites offered by our select peer group and are not based upon a median cost for specific perquisites or for the perquisites in aggregate. The Committee determines the level and types of expatriate benefits for the executive officers based on local market surveys taken by our human resources group. These surveys are not limited to our select peer group, but include a broad range of non-Korea based companies with significant operations in Korea. Attributed costs of the personal benefits for the named executive officers are as set forth in the Summary Compensation Table below.

Mr. Park, Ms. Sakai and Mr. McFarland were expatriates during all of 2011 and received expatriate benefits commensurate with market practice in Korea. These benefits, which were determined on an individual basis, included housing allowances, relocation allowances, insurance premiums, reimbursement for the use of a car, home leave flights, living expenses, tax equalization payments and tax advisory services, each as we deemed appropriate.

In addition, pursuant to the Employee Retirement Benefit Security Act, certain executive officers resident in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. For purposes of this section, we call this benefit "statutory severance." The base statutory severance is approximately one month of base salary per year of service. Mr. Hwang, Ms. Sakai and Mr. McFarland accrue statutory severance.

**Executive Officers of the Registrant**

The following table is a list of the current executive officers of the Company:

| Name | Age | Position |
|---|---|---|
| Sang Park | 64 | Chairman of the Board of Directors and Chief Executive Officer |
| Tae Young Hwang | 55 | Chief Operating Officer and President |
| Brent Rowe | 50 | Executive Vice President, Worldwide Sales |
| Heung Kyu Kim | 48 | Executive Vice President and General Manager, Power Solutions Division |
| Margaret Sakai | 55 | Executive Vice President and Chief Financial Officer |
| Tae Jong Lee | 49 | Executive Vice President and General Manager, Corporate Engineering |
| John McFarland | 45 | Executive Vice President, General Counsel and Secretary |

***Sang Park, Chairman of the Board of Directors and Chief Executive Officer.*** Mr. Park became our Chairman of the board of directors and Chief Executive Officer on January 1, 2007, after serving as President, Chief Executive Officer and director since May 2006. Mr. Park served as an executive fellow for iSuppli Corporation from January 2005 to May 2006. Prior to joining iSuppli, he was founder and president of SP Associates, a consulting services provider for technology companies, from September 2003 to December 2004. Mr. Park served as Chief Executive Officer of Hynix from May 2002 to March 2003, and as Chief Operating Officer and President of the Semiconductor Division of Hynix from July 1999 to April 2002. Prior to his service at Hynix, Mr. Park was Vice President of Procurement Engineering at IBM in New York from 1995 to 1999, and he held various positions in procurement and operations at Hewlett Packard in California from 1979 to 1995.

***Tae Young Hwang, Chief Operating Officer and President.*** Mr. Hwang became our Chief Operating Officer and President in November 2009. He previously served as our Executive Vice President, Manufacturing Division, and General Manager, Display Solutions from January 2007, and our Executive Vice President of Manufacturing Operations from October 2004. Prior to that time, Mr. Hwang served as Hynix's Senior Vice President of Manufacturing Operations, System IC, from 2002 to 2003. From 1999 to 2001, he was Vice President of Cheongju Operations for Hynix. Mr. Hwang holds a B.S. degree in Mechanical Engineering from Pusan National University and an M.B.A. from Cheongju University.

***Brent Rowe, Executive Vice President, Worldwide Sales.*** Mr. Rowe became our Executive Vice President, Worldwide Sales in December 2010, after serving as our Senior Vice President, Worldwide Sales since April 2006. Prior to joining our company, Mr. Rowe served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President, Americas Sales and Marketing from August 2003 to October 2005; Vice President, Europe Sales and Marketing from August 2002 to August 2003; and Vice President, Japan Sales and Marketing from April 2002 to August 2002. Mr. Rowe holds a B.S. degree in Chemical Engineering from the University of Illinois.

***Heung Kyu Kim, Executive Vice President and General Manager, Power Solutions Division.*** Mr. Kim became our Executive Vice President and General Manager, Power Solutions Division, in December 2010, after serving as our Senior Vice President and General Manager, Corporate Engineering since July 2007. Prior to joining our company, Mr. Kim served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President of the Power Conversion Product Line from July 2003 to June 2007, and as Director of Korea Sales and Marketing from April 1999 to June 2003. Mr. Kim holds a B.S. degree in Metallurgical Engineering from Korea University.

Proxy

***Margaret Sakai, Executive Vice President and Chief Financial Officer.*** Ms. Sakai became our Executive Vice President and Chief Financial Officer in April 2011, after serving as Senior Vice President and Chief Financial Officer since April 2009 and our Senior Vice President, Finance, since November 2006. Prior to joining our company, she served as Chief Financial Officer of Asia Finance and Vice President of Photronics, Inc., a manufacturer of reticles and photomasks for semiconductor and microelectronic applications, since November 2003. From June 1999 to October 2003, Ms. Sakai was Executive Vice President and Chief Financial Officer of PKL Corporation, a photomask manufacturer. From October 1995 to May 1999, Ms. Sakai served as Director of Finance of Acqutek International Limited, a lead-frame manufacturer, and from March 1992 to September 1995, Ms. Sakai served as Financial Manager at National Semiconductor Corporation. Ms. Sakai worked as an Audit Supervisor at Coopers & Lybrand from January 1988 to March 1992. Ms. Sakai is a Certified Public Accountant in the State of California and holds a B.A. degree in Accounting from Babson College.

***Tae Jong Lee, Executive Vice President and General Manager, Corporate Engineering.*** Mr. Lee became our Executive Vice President and General Manager, Corporate Engineering, in December 2011, after serving successively as Senior Vice President and Vice President and General Manager, Corporate Engineering, since September 2007. Prior to joining our company, Mr. Lee served as Director of the Technology Development Division, Chartered Semiconductor Manufacturing, in Singapore from 1999 to August 2007. Mr. Lee holds B.S. and M.S. degrees from Seoul National University, and a Ph.D in Physics from the University of Texas at Dallas.

***John McFarland, Executive Vice President, General Counsel and Secretary.*** Mr. McFarland became our Executive Vice President, General Counsel and Secretary in April 2011 after serving successively as Senior Vice President and Vice President, General Counsel and Secretary since November 2004. Prior to joining our company, Mr. McFarland served as a foreign legal consultant at Bae, Kim & Lee, a law firm, from August 2003 to November 2004 and an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm, from August 2000 to July 2003. Mr. McFarland holds a B.A. degree in Asian Studies, conferred with highest distinction from the University of Michigan, and a J.D. degree from the University of California, Los Angeles, School of Law.

## Summary Compensation Table

The following table sets forth certain information concerning the compensation earned during the years ended December 31, 2009, 2010 and 2011, of our named executive officers:

| Name and Principal Position | Year | Salary ($)(1) | Bonus ($) | Stock Awards ($)(2) | Option Awards ($)(2) | Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($)(3) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Sang Park | 2011 | 553,444 | 211,124 | — | — | — | 507,782(4) | 1,272,350 |
| Chairman and Chief | 2010 | 482,164 | 543,926 | — | — | — | 325,576(5) | 1,351,666 |
| Executive Officer | 2009 | 979,611(6) | 11,262 | 1,769,600 | 488,070 | — | 314,785(7) | 3,563,328 |
| Tae Young Hwang | 2011 | 315,471 | 101,482 | — | — | 35,964 | 34,062(8) | 486,979 |
| Chief Operating Officer | 2010 | 275,129 | 249,706 | — | — | 105,346 | 26,422(9) | 656,604 |
| and President | 2009 | 189,748 | 106,544 | 663,600 | 305,044 | 119,541 | 10,884(10) | 1,395,361 |
| Brent Rowe | 2011 | 309,086 | 93,248 | — | — | — | 11,590(11) | 413,924 |
| Executive Vice | 2010 | 261,499 | 223,200 | — | — | — | 12,914(12) | 497,614 |
| President, Worldwide Sales | 2009 | 398,554(13) | 70,500 | 442,400 | 183,026 | — | 12,231(14) | 1,106,711 |
| Margaret Sakai | 2011 | 316,327 | 90,190 | — | — | 46,384 | 345,301(15) | 798,202 |
| ExecutiveVice | 2010 | 272,072 | 157,052 | — | — | 28,152 | 250,039(16) | 707,314 |
| President and Chief Financial Officer | 2009 | 238,347 | 46,549 | 265,440 | 73,211 | 12,143 | 163,668(17) | 799,358 |
| John McFarland | 2011 | 245,310 | 51,158 | — | — | 39,434 | 96,019(18) | 431,920 |
| Executive Vice | 2010 | 201,774 | 116,847 | — | — | 27,344 | 72,531(19) | 418,495 |
| President, General Counsel and Secretary | 2009 | 172,229 | 44,764 | 265,440 | 48,807 | 14,369 | 99,615(20) | 645,224 |

Note: Amounts set forth in the above table that were originally paid in Korean won from January 1 to October 25, 2009 have been converted into U.S. dollars using average exchange rates during the respective periods. After October 25, 2009, a monthly average exchange rate was used.

(1) Includes one-time payment of 10% of base salary paid from April to June 2009 to all employees that voluntarily accepted pay reductions earlier in the year, including $22,204, $4,897, $6,000 and $6,415 paid to Mr. Park, Mr. Hwang, Mr. Rowe and Ms. Sakai, respectively.

(2) Represents the grant date fair value with respect to the fiscal year determined in accordance with FASB ASC 718. See "Note 4 Summary of Significant Accounting Policies—Stock/Unit-Based Compensation," and "Note 19 Equity Incentive Plans," to the MagnaChip Semiconductor Corporation audited consolidated financial statements for the years ended 2011 and 2010, the two months ended December 31, 2009, and the ten months ended October 25, 2009.

(3) Consists of statutory severance accrued during the years ended December 31, 2011 and December 31, 2010, the two months ended December 31, 2009, and the ten months ended October 25, 2009, as applicable. See the section subtitled "Compensation Discussion and Analysis" for a description of the statutory severance benefit.

(4) Includes the following personal benefits paid to Mr. Park: (a) $282,724, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $34,147 for insurance premiums; (c) $61,055 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses, personal tax advisory expenses, and other personal benefits); (d) $107,650 of reimbursement for the difference between the actual tax Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2010; and (e) $22,207 for reimbursement of Korean tax.

(5) Includes the following personal benefits paid to Mr. Park: (a) $142,390, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $29,716 for insurance premiums; (c) $44,485 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses, personal tax advisory expenses, and other personal benefits); (d) $83,042 of reimbursement for the difference between the actual tax

Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2009; and (e) $25,944 for reimbursement of Korean tax.

(6) Includes a fixed one-time bonus payment of $602,631 made in December 2009 pursuant to Mr. Park's Amended and Restated Service Agreement. Mr. Park elected to forego $298,000 of the bonus payable pursuant to his service agreement in order for such amounts to be available for bonuses to other executives.

(7) Includes the following personal benefits paid to Mr. Park: (a) $125,073, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $28,386 for insurance premiums; (c) $48,319 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses and personal tax advisory expenses); (d) $89,252 of reimbursement for the difference between the actual tax Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2008; and (e) $23,755 for reimbursement of Korean tax.


Proxy

(8) Includes the following personal benefits paid to Mr. Hwang: (a) $14,095 for reimbursement of the use of a car; (b) $5,023 for other personal benefits; and (c) $14,944 for insurance premiums.

(9) Includes the following personal benefits paid to Mr. Hwang: (a) $12,875 for reimbursement of the use of a car; (b) $2,103 for other personal benefits; and (c) $11,444 for insurance premiums.

(10) Includes the following personal benefits paid to Mr. Hwang: (a) $7,832 for reimbursement of the use of a car; and (b) $3,052 for insurance premiums.

(11) Includes the following personal benefits paid to Mr. Rowe: $11,590 for insurance premiums.

(12) Includes the following personal benefits paid to Mr. Rowe: $12,914 for insurance premiums.

(13) Includes a $176,000 fixed non-discretionary payment under Mr. Rowe's offer letter (as supplemented), pursuant to which in 2007 Mr. Rowe elected to receive a $528,000 advance on his first three years of potential annual bonus payments at a rate of 80% of base pay. Effective as of April 2009, the right to receive the bonus became fixed and was no longer discretionary.

(14) Includes the following personal benefits paid to Mr. Rowe: (a) $1,597 for reimbursement of the use of a car; and (b) $10,634 for insurance premiums.

(15) Includes the following personal benefits paid to Ms. Sakai: (a) $116,842, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Ms. Sakai's housing lease; (b) $51,534 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $30,895 for Ms. Sakai's home leave flights; (d) $35,870 for insurance premiums; (e) $21,691 for other personal benefits (including reimbursement of the use of a car, living expenses, personal tax advisory expenses, and other personal benefits); (f) $67,728 of reimbursement for the difference between the actual tax Ms. Sakai already paid and the hypothetical tax she had to pay for the fiscal year 2010; and (g) $20,741 for reimbursement of Korean tax.

(16) Includes the following personal benefits paid to Ms. Sakai: (a) $93,364, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Ms. Sakai's housing lease; (b) $53,945 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $26,019 for Ms. Sakai's home leave flights; (d) $30,016 for insurance premiums; (e) $16,478 for other personal benefits (including reimbursement of the use of a car, living expenses, personal tax advisory expenses, and other personal benefits); (f) $18,305 of reimbursement for the difference between the actual tax Ms. Sakai already paid and the hypothetical tax she had to pay for the fiscal year 2009; and (g) $11,911 for reimbursement of Korean tax.

(17) Includes the following personal benefits paid to Ms. Sakai: (a) $25,590, which is the total monthly rental payments for four months rent for Ms. Sakai's housing, and $32,650, which is the imputed benefit to Ms. Sakai from a refundable deposit held by the lessor of Ms. Sakai's housing during the lease term; (b) $33,735 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $21,352 for Ms. Sakai's home leave flights; (d) $28,238 for insurance premiums; (e) $8,568 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses, and communication expenses); and (f) $13,535 for reimbursement of Korean tax.

(18) Includes the following personal benefits paid to Mr. McFarland: (a) $29,945 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $23,212 of reimbursement for the difference between the actual tax Mr. McFarland already paid and the hypothetical tax he had to pay for the fiscal year 2010; (c) $26,014 for insurance premiums; (d) $8,726 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses and other personal benefits); and (e) $8,122 for reimbursement of Korean tax.

(19) Includes the following personal benefits paid to Mr. McFarland: (a) $25,920 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $7,418 of reimbursement for the difference between the actual tax Mr. McFarland already paid and the hypothetical tax he had to pay for the fiscal year 2009; (c) $21,830 for insurance premiums; (d) $8,204 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses and other personal benefits); and (e) $9,159 for reimbursement of Korean tax.

(20) Includes the following personal benefits paid to Mr. McFarland: (a) $23,351 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $19,978 of reimbursement for the difference between the actual tax Mr. McFarland already

paid and the hypothetical tax he had to pay for the fiscal year 2008; (c) $20,227 for insurance premiums; (d) $1,089 for other personal benefits (including reimbursement of the use of a car and personal tax advisory expenses); and (e) $34,970 for reimbursement of Korean tax.

## Grants of Plan-Based Awards

No stock or option awards nor any other plan-based awards were granted to our named executive officers during the year ended December 31, 2011.

**Outstanding Equity Awards at Fiscal Year End 2011**

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable(1) | Option Exercise Price($)(2) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
| Sang Park | 187,600 | 92,400 | 5.88 | 12/8/2019 | — | — |
| Tae Young Hwang | 117,250 | 57,750 | 5.88 | 12/8/2019 | — | — |
| Brent Rowe | 70,350 | 34,650 | 5.88 | 12/8/2019 | — | — |
| Margaret Sakai | 28,140 | 13,860 | 5.88 | 12/8/2019 | — | — |
| John McFarland | 18,760 | 9,240 | 5.88 | 12/8/2019 | — | — |

(1) An installment of 34% of the shares of common stock subject to the options vested and became exercisable on December 8, 2010, an additional 9% of the options vest on the completion of the next period of three months, an additional 8% of the options vest upon the completion of each of the next three periods of three months, an additional 9% of the options vest upon the completion of the next period of three months, and an additional 8% of the options vest upon the completion of each of the next three periods of three months.

(2) The option exercise price at the time of grant was $1.16 per common unit, or $9.28 after giving effect to the corporate conversion. On April 19, 2010, we made a distribution to our unitholders of $0.4254 per common unit, which resulted in the option exercise price being reduced to $0.7346 per common unit, or $5.88 after giving effect to the corporate conversion.

**Option Exercises and Stock Vested at Fiscal Year End 2011**

| Name | Number of Shares Acquired on Vesting(#)(1) | Value Realized on Vesting($)(2) |
|---|---|---|
| Sang Park | 92,400 | 712,404 |
| Tae Young Hwang | 34,650 | 267,152 |
| Brent Rowe | 23,100 | 178,101 |
| Margaret Sakai | 13,860 | 106,861 |
| John McFarland | 13,860 | 106,861 |

(1) The restrictions on the restricted stock awards granted in December 2009 lapsed on December 8, 2011 as to the remaining 33% of the total number of restricted shares of common stock originally awarded.

(2) The reported value represents the product of multiplying the number of vested shares by $7.71, the value of our shares as of the date of vesting determined on an as converted basis.

### *MagnaChip Semiconductor LLC 2009 Common Unit Plan*

Following our emergence from our reorganization proceedings, in December 2009, our board of directors adopted, and our equityholders approved, the MagnaChip Semiconductor LLC 2009 Common Unit Plan, which we refer to as the 2009 Plan. The 2009 Plan provided for the grant of nonstatutory options, restricted unit bonus and purchase right awards, and deferred unit awards to employees and consultants of our company and our subsidiaries and to members of our board of directors. However, only options and restricted unit bonus awards were granted under the 2009 Plan. Subject to adjustment in the event of certain changes in capital structure, the maximum aggregate number of MagnaChip Semiconductor LLC common units available for grant under the 2009 Plan was 30,000,000. Units subject to awards that expired, were forfeited or otherwise terminated would have been available again for grant under the 2009 Plan.



In connection with our corporate conversion, MagnaChip Semiconductor Corporation assumed the rights and obligations of MagnaChip Semiconductor LLC under the 2009 Plan and converted MagnaChip Semiconductor LLC common unit options and restricted common units outstanding under the 2009 Plan into options to acquire a number of shares of our common stock and shares of restricted common stock at a ratio of eight-for-one on substantially equivalent terms and conditions. Based upon MagnaChip Semiconductor LLC's common units outstanding as of December 31, 2010, and after giving effect to the corporate conversion, there would have been outstanding under the 2009 Plan options to purchase 1,957,760 shares of common stock, at a weighted average exercise price of $6.33 per share. The 2009 Plan terminated immediately following our corporate conversion, and no additional options or other equity awards may be granted under the 2009 Plan. However, options granted under the 2009 Plan prior to its termination will remain outstanding until they are either exercised or expire.

The 2009 Plan is administered by the Committee. Subject to the provisions of the 2009 Plan, the Committee determined in its discretion the persons to whom and the times at which awards were granted, the sizes of such awards, and all of their terms and conditions. All awards were evidenced by a written agreement between us and the holder of the award. The Committee has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it.

In the event of a change in control of our company, the vesting of all outstanding awards held by participants whose employment has not previously terminated will accelerate in full. In addition, the Committee has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by a successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units or the excess, if any, of the fair market value of the units subject to an option over the exercise price per unit of such option.

***2011 Equity Incentive Plan***

Our 2011 Equity Incentive Plan, or the 2011 Plan, was approved by our board of directors and our stockholders in March 2010. We amended and restated the 2011 Plan in February 2011, and our stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 upon our corporate conversion. 890,300 shares of our common stock, or the total number of shares of common stock (as adjusted by the conversion ratio in the corporate conversion) remaining available for grant upon its termination immediately following the corporate conversion, were authorized and reserved.

As of December 31, 2011, there were outstanding under the 2011 Plan options to purchase 2,008,960 shares of common stock, at a weighted average exercise price of $6.79 per share. As of December 31, 2011, 752,564 shares of our common stock remained available for issuance under the 2011 Plan. This reserve automatically increased on January 1, 2012 and will automatically increase each subsequent anniversary through 2021, by an amount equal to the smaller of 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our board of directors. The number of shares authorized for issuance under the 2011 Plan will also be increased from time to time by up to that number of shares of common stock remaining subject to options and restricted stock awards outstanding under the 2009 Plan at the time of its termination immediately following the corporate conversion that expire or terminate or are forfeited for any reason after the effective date of the 2011 Plan, subject to a cap of 1,412,352 shares. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2011

Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under the 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2011 Plan.

Awards may be granted under the 2011 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

The 2011 Plan is administered by the Committee. Subject to the provisions of the 2011 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. All awards are evidenced by a written agreement between us and the holder of the award. The Committee has the authority to construe and interpret the terms of the 2011 Plan and awards granted under it.

In the event of a change in control as described in the 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of our board of directors who are not employees will automatically be accelerated in full. The 2011 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

***2011 Employee Stock Purchase Plan***

Our 2011 Employee Stock Purchase Plan, or the Purchase Plan, was approved by our board of directors in March 2010. Our board of directors amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of the MagnaChip Corporation IPO. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of the MagnaChip Corporation IPO. 789,890 shares were initially authorized and reserved for sale under the Purchase Plan.

As of December 31, 2011, 789,304 shares of our common stock remained reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021 equal to the lesser of (i) 1% of our then issued and outstanding shares of common stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

Our employees and employees of any parent or subsidiary corporation designated by the Committee are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The Purchase Plan is implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. The Committee is authorized to establish additional or alternative concurrent, sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.



Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our common stock at the end of each offering period at a price generally equal to 95% of the fair market value of our common stock on the purchase date. Prior to commencement of an offering period, the Committee is authorized to change the purchase price discount for that offering period, but the purchase price may not be less than 85% of the lower of the fair market value of our common stock at the beginning of the offering period or on the purchase date.

No participant may purchase under the Purchase Plan in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our common stock on the first day of the applicable offering period. Prior to the beginning of any offering period, the Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the Committee will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control as specified by the Committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

### Agreements with Executives and Potential Payments Upon Termination or Change in Control

We are obligated to make certain payments to our named executive officers upon termination or a change in control as further described below.

***Sang Park.*** We are party to an Amended and Restated Services Agreement, dated as of May 8, 2008, with Mr. Park pursuant to which he serves as our Chairman and Chief Executive Officer. Under the agreement, Mr. Park was to receive an initial base salary of $450,000 and a one-time performance bonus payment of $900,000. Mr. Park is also entitled to an annual incentive award of 100% of his annual salary based upon the achievement of performance goals, provided that the actual bonus paid may be higher or lower dependent on over- or under-achievement of his performance goals, as determined by the Committee. Mr. Park is entitled to customary employee benefits and certain expatriate, repatriation and international service benefits, including relocation benefits, tax equalization benefits, the cost of housing accommodations and expenses, transportation benefits and repatriation benefits. Pursuant to the agreement Mr. Park was granted options to purchase restricted common units but they were subsequently terminated in connection with our reorganization proceedings. The restated service agreement also contains customary non-competition and non-solicitation covenants lasting two and three years, respectively, from the date of termination of employment and confidentiality covenants of unlimited duration.

If Mr. Park's employment is terminated without Cause or if he resigns for good reason, Mr. Park is entitled to receive (i) payment of all salary and benefits accrued up to the date of termination, (ii) payment of his then-current base salary for twelve months, (iii) the annual incentive award to which Mr. Park would have been entitled for the year in which his employment terminates, (iv) twelve months' accelerated vesting on outstanding equity awards and a twelve-month post-termination equity award exercise period, and (v) continued participation for Mr. Park and his eligible dependents in our benefit plans for twelve months, including certain international service benefits.

If such termination occurs within nine months of a change in control, Mr. Park is entitled to receive (i) payment of all salary and benefits accrued and unpaid up to the date of termination, (ii) payment of his then-current base salary for twenty-four months, (iii) the annual incentive award to which Mr. Park would have been entitled for the year in which his employment terminates, (iv) two years' accelerated vesting on outstanding equity awards, other than awards granted pursuant to the 2009 Plan, which accelerate in full, (v) a twelve-month post-termination equity award exercise period, and (vi) continued participation for Mr. Park and his eligible dependents in our benefit plans for two years, including certain international service benefits.

The severance described above payable to Mr. Park upon his termination without Cause or in connection with a change in control shall be reduced to the extent that we pay any statutory severance payments to Mr. Park pursuant to the Korean Commercial Code or any other statute. As used in the agreement, the term "Cause" means the termination of Mr. Park's employment because of (i) a failure by Mr. Park to substantially perform his customary duties (other than such failure resulting from incapacity due to physical or mental illness); (ii) Mr. Park's gross negligence, intentional misconduct or material fraud in the performance of Mr. Park's employment; (iii) Mr. Park's conviction of, or plea of nolo contendre to, a felony or to a crime involving fraud or dishonesty; (iv) a judicial determination that Mr. Park committed fraud or dishonesty against any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity; or (v) Mr. Park's material violation of the agreement or of one or more of the material policies applicable to his employment. Resignation for "good reason" means a resignation upon any of the following events that remains uncured for 30 days after Mr. Park delivers a demand to us: (i) a salary reduction other than a reduction of less than 10% applied to our other officers, (ii) material reduction in benefits, (iii) failure to provide housing, (iv) nature or status of Mr. Park's authorities, duties or responsibilities are materially and adversely altered, (v) removal from our board of directors without cause, or (vi) Mr. Park is not reappointed as Chief Executive Officer following our initial public offering.

In the event we terminate Mr. Park's employment due to Disability, Mr. Park shall be entitled to (i) payment of his Salary and accrued vacation up to and including the date of termination, (ii) payment of any unpaid expense reimbursements, (iii) the prorated amount of any cash incentive to which Mr. Park would have been entitled, and (iv) other benefits due to Mr. Park through his termination date. As used in the agreement, the term "Disability" means that the we determine that due to physical or mental illness or incapacity, whether total or partial, Mr. Park is substantially unable to perform his duties for a period of 180 consecutive days or shorter periods aggregating 180 days during any period of 365 consecutive days.

In the event of Mr. Park's death while employed by us, Mr. Park's estate or named beneficiary shall be entitled to (i) payment of Mr. Park's salary and accrued vacation up to and including the date of termination, (ii) payment of any unpaid expense reimbursements, (iii) the prorated amount of any cash incentive to which Mr. Park would have been entitled, and (iv) other benefits due to Mr. Park through his termination date.

***Tae Young Hwang.*** We entered into an Entrustment Agreement with Mr. Hwang, effective as of October 1, 2004, under which he serves as our Chief Operating Officer and President, with an initial base salary of 220 million Korean won per year and with a target annual incentive bonus to be determined by management based on performance. Mr. Hwang is entitled to customary employee benefits and expatriate benefits. The agreement also contains customary non-competition covenants lasting one year from the date of termination of employment and confidentiality covenants of unlimited duration. If Mr. Hwang's employment is terminated for any reason, he is entitled to statutory severance payments pursuant to the Korean Commercial Code.

***Brent Rowe.*** We entered into an Offer Letter with Mr. Rowe, dated as of March 7, 2006, pursuant to which Mr. Rowe serves as our Executive Vice President, Worldwide Sales, with an initial base salary of $220,000 per year, a sign on bonus of $50,000 and with a target annual incentive bonus opportunity of 80% of his base salary. Mr. Rowe is entitled to customary employee benefits. Pursuant to the Offer Letter, Mr. Rowe received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings. If Mr. Rowe's employment is terminated without cause, he is entitled to a severance payment equal to six months' salary.

Proxy

***Margaret Sakai.*** We entered into an Offer Letter with Ms. Sakai, dated as of September 5, 2006, pursuant to which Ms. Sakai served as our Senior Vice President, Finance, with an initial base salary of $250,000 per year and with a target annual incentive bonus opportunity of 50% of her base salary. Ms. Sakai's title was changed to Senior Vice President and Chief Financial Officer in 2009 and Executive Vice President and Chief Financial Officer in 2011. Ms. Sakai is entitled to customary employee benefits and expatriate benefits. Pursuant to her Offer Letter, Ms. Sakai received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings.

If Ms. Sakai's employment is terminated by us without cause, Ms. Sakai is entitled to receive payment of all salary and benefits accrued and unpaid up to the date of termination, continued payment of her salary for six months at the rate in effect on the date of termination, payment of a prorated portion of the annual incentive bonus for the year in which termination occurs and paid benefits for Ms. Sakai and her dependents for six months. The severance payable to Ms. Sakai under her Offer Letter will be reduced to the extent we make any statutory severance payments to Ms. Sakai pursuant to the Korean Commercial Code or any other statute.

***John McFarland.*** We are party to a Service Agreement, dated as of April 1, 2006, with Mr. McFarland pursuant to which he serves as our Executive Vice President, General Counsel and Secretary. Under the agreement, Mr. McFarland was eligible to receive an initial base salary of 175 million Korean won per year, with a target annual incentive bonus opportunity of 50% of his base salary. Mr. McFarland is entitled to customary employee benefits and certain expatriate, repatriation and international service benefits. Mr. McFarland received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings. The agreement also contains customary non-competition and non-solicitation covenants lasting one and two years, respectively, from the date of termination of employment and confidentiality covenants of unlimited duration.

Pursuant to the agreement, if Mr. McFarland's employment is terminated for any reason other than Disability, death or Cause, he shall be entitled to (i) payment of all salary and benefits accrued up to the date of termination, (ii) a severance payment, consisting of the continuation of his then current salary for a period of six months, (iii) six months of paid benefits for Mr. McFarland and his eligible dependents and (iv) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled. The severance payable to Mr. McFarland under his agreement will be reduced to the extent we make any statutory severance payments to Mr. McFarland pursuant to the Korean Commercial Code or any other statute.

In the event we terminate Mr. McFarland's employment due to Disability, Mr. McFarland shall be entitled to (i) payment of his then current salary up to and including the date of termination, (ii) the dollar value of all accrued and unused vacation benefits based upon Mr. McFarland's most recent level of salary, (iii) any cash incentive amount actually earned but not previously paid to Mr. McFarland, (iv) payment of any unpaid expense reimbursements, and (v) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled. As used in the agreement, the term "Disability" means that we reasonably determine that due to physical or mental illness or incapacity, whether total or partial, Mr. McFarland is substantially unable to perform his duties for a period of 180 consecutive days or shorter periods aggregating 180 days during any period of 365 consecutive days.

In the event of Mr. McFarland's death while employed by us, Mr. McFarland's estate or named beneficiary shall be entitled to (i) payment of Mr. McFarland's then current salary up to and including the date of termination, (ii) the dollar value of all accrued and unused vacation benefits based upon Mr. McFarland's then current salary, (iii) any cash incentive amount actually earned but not previously paid to Mr. McFarland, (iv) payment of any unpaid expense reimbursements, and (v) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled.

If Mr. McFarland's employment is terminated for Cause, he will be entitled to receive payment of all salary and benefits and unreimbursed expenses accrued up to the date of termination and will not be entitled to any other compensation. As used in the agreement, the term "Cause" has substantially the same definition as that in Mr. Park's agreement.

***Potential Payments upon Termination or Change in Control.***

***Termination.*** Our named executive officers are eligible to receive certain payments and benefits in connection with certain service termination events pursuant to the terms of our employment agreements with them, as further described under the section entitled "Agreements with Executives and Potential Payments Upon Termination or Change in Control." The terms "cause" and "resignation for good reason" used below have the meanings given to them in the applicable agreements with us.

***Change in Control.*** Mr. Park is entitled to receive certain payments and benefits in connection with a change in control of our company pursuant to our employment agreement with him, as further described under the section entitled "Agreements with Executives and Potential Payments Upon Termination or Change in Control." In addition, in the event of a change in control of our company, the vesting of all outstanding awards issued under the 2009 Plan held by participants whose employment has not previously terminated will accelerate in full. In addition, the Committee has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by the successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units or the excess, if any, of the fair market value of the units subject to an option over the exercise price per unit of such option. For purposes of the foregoing, a "change in control" is generally defined as the acquisition by a person or entity of more than 51% of the combined voting power of our then outstanding voting securities or a sale or transfer of all or substantially all of our consolidated assets to a person or entity that is not our affiliate.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of the following events, assuming that each such event occurred on December 31, 2011. The disclosure in the following table does not include:

- any accrued benefits that were earned and payable as of December 31, 2011, including any short-term cash incentive amounts earned by, or any discretionary bonus amounts payable to, the executive officer for 2011 performance; or
- payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers.

| Name | Event | Cash Severance Payment ($)(1) | Continuation of Benefits ($)(2) | Value of Equity Award Acceleration ($)(3) | Total ($) |
|---|---|---|---|---|---|
| Sang Park | (a)(4) | 587,000 | 507,782(5) | 147,840 | 1,242,622 |
| | (b)(4) | 1,174,000 | 1,015,565(6) | 147,840 | 2,337,405 |
| | (c) | — | — | 147,840 | 147,840 |
| Tae Young Hwang | (c) | 836,666(7) | — | 92,400 | 929,066 |
| Brent Rowe | (a) | 155,900 | — | — | 155,900 |
| | (c) | — | — | 55,440 | 55,440 |
| Margaret Sakai | (a) | 165,375(8) | 172,650(9) | — | 338,025 |
| | (c) | — | — | 22,176 | 22,176 |
| John McFarland | (a) | 147,354(10) | 48,009(11) | — | 195,363 |
| | (c) | — | — | 14,784 | 14,784 |

(a) Termination without cause in absence of change in control.
(b) Termination without cause within nine months following a change in control.
(c) Change in control.

(1) Represents cash severance payments payable to our named executive officers pursuant to (i) our employment agreements with them or, if greater, (iii) cash severance payments payable pursuant to the Employee Retirement Benefit Security Act of Korea. Other than Mr. Rowe, who is entitled to a lump sum cash severance payment, cash severance payments are paid monthly in accordance with our regular payroll procedures. Pursuant to the Employee Retirement Benefit Security Act, Mr. Hwang, Ms. Sakai and Mr. McFarland are entitled to certain statutory severance benefits from us upon the termination of their employment with us for any reason. See "—Compensation Discussion and Analysis—Perquisites and Other Benefits" for additional information.
(2) Calculated assuming the continuation of benefits for the applicable period at the same dollar value of 2011 benefits.
(3) Reflects the aggregate value of the accelerated vesting of the named executive officer's unvested options. With respect to options issued under our 2009 Plan outstanding as of December 31, 2011, the amounts were calculated by multiplying (i) the number of outstanding options to purchase common stock subject to award vesting on December 31, 2011 by (ii) the difference of the fair market value of our common stock as of December 30, 2011, and the option exercise price for such options of $5.88 per share.
(4) Reflected benefits are also payable in connection with Mr. Park's resignation for good reason. See "—Agreements with Executives and Potential Payments Upon Termination or Change in Control—Sang Park."
(5) Represents the aggregate value of the continuation of health insurance benefits for Mr. Park and his eligible dependents for twelve months following the date of termination. Mr. Park is also entitled to tax equalization benefits, tax preparation services, the reimbursement of costs associated with one home leave flight and, for a period of twelve months post-termination, international health insurance benefits, paid housing and the use of a car and a driver.
(6) Represents the aggregate value of the continuation of health insurance benefits for Mr. Park and his eligible dependents for twenty-four months following the date of termination. Mr. Park is also entitled to tax equalization benefits, tax preparation services, the reimbursement of costs associated with two home leave flights and, for a period of twenty-four months post-termination, international health insurance benefits, paid housing and the use of a car and a driver.
(7) Mr. Hwang is entitled to statutory severance benefits in the amount of $836,666. Although the minimum legal severance accrual is one month of base salary per year of service, Mr. Hwang was eligible for accrual of a multiple of two to three months of base salary per year of service during approximately the first ten of his sixteen years of service, or $442,065 in aggregate.
(8) Ms. Sakai is entitled to statutory severance benefits in the amount of $142,254. The amount owed to Ms. Sakai under her employment agreement, $165,375, will be reduced by the amount she is statutorily entitled to receive.
(9) Represents the aggregate value of the continuation of health insurance benefits for Ms. Sakai and her eligible dependents for six months following the date of termination. Ms. Sakai is also entitled to tax equalization benefits, tax preparation services, reimbursement of costs associated with one home leave flight and, for a period of six months post-termination, paid housing, the use of a car and a driver and child tuition benefits.
(10) Mr. McFarland is entitled to statutory severance benefits in the amount of $147,354. The amount owed to Mr. McFarland under his service agreement, $123,366, will be reduced by the amount he is statutorily entitled to receive.
(11) Represents the aggregate value of continuation of health insurance benefits for Mr. McFarland and his eligible dependents for six months following the date of termination. Mr. McFarland is also entitled to tax equalization, tax preparation services and, for a period of six months post-termination, child tuition benefits.

## Pension Benefits for the Fiscal Year Ended December 31, 2011

Pursuant to the Employee Retirement Benefit Security Act, certain executive officers resident in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. The base statutory severance accrues at the rate of approximately one month of base salary per year of service and is calculated on a monthly basis based upon the officer's salary for the prior three-month period. Accordingly, if the named executive officers in the following table had retired on the last day of our fiscal year ended December 31, 2011, they would have been entitled to the statutory severance payments described below. Assuming no change in the applicable law, each of these executives will continue to accrue additional statutory severance benefits at the rate described above until his or her service with us terminates.

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During the Last Fiscal Year |
|---|---|---|---|---|
| Tae Young Hwang | Statutory Severance with Multiplier for Partial Period | 16(1) | 836,666 | — |
| Margaret Sakai | Statutory Severance | 5 | 142,254 | — |
| John McFarland | Statutory Severance | 7 | 147,354 | — |

(1) Mr. Hwang accrued severance for his sixteen years of service at MagnaChip and its predecessor corporation. Although the minimum legal severance accrual is one month of base salary per year of service, Mr. Hwang was eligible for accrual of a multiple of two to three months of base salary per year of service during approximately the first ten of his sixteen years of service, or $442,065 in aggregate.

### *Nonqualified Deferred Compensation*

We do not maintain any nonqualified deferred compensation plans.

## Equity Compensation Plan Table

The following table provides information as of December 31, 2011, regarding securities authorized for issuance under the Company's compensation plans. The Company's compensation plans include the 2009 Plan, the 2011 Plan, and the Purchase Plan. The numbers in the following table do not include options or shares that may be added to the issuable amounts under the 2011 Plan or the Purchase Plan, respectively, after December 31, 2011, in accordance with the terms of the respective plans.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options | (b) Weighted-average exercise price of outstanding options | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,008,960(1) | $6.79(1) | 1,541,868(2) |
| Equity compensation plans not approved by security holders | — | — | — |
| Total: | 2,008,960 | $6.79 | 1,541,868 |

(1) The number of securities to be issued upon the exercise of outstanding options and the weighted average exercise price do not include any purchase right under the Purchase Plan or the purchase price for the purchase of shares under the Purchase Plan.

(2) Includes 789,304 shares of common stock that remain available as of December 31, 2011, for future issuance under the Purchase Plan.

In December 2009, our board of directors adopted, and our equityholders approved, the MagnaChip Semiconductor LLC 2009 Common Unit Plan, which we refer to as the 2009 Plan. The 2009 Plan provided for the grant of nonstatutory options, restricted unit bonus and purchase right awards, and deferred unit awards to employees and consultants of our company and our subsidiaries and to members of our board of directors. However, only options and restricted unit bonus awards were granted under the 2009 Plan. The 2009 Plan terminated immediately following our corporate conversion, and no additional options or other equity awards may be granted under the 2009 Plan. However, options granted under the 2009 Plan prior to its termination will remain outstanding until they are either exercised or expire.

Proxy

The 2011 Plan was approved by our board of directors and our stockholders in March 2010. We amended and restated the 2011 Plan in February 2011, and our stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 upon our corporate conversion. 890,300 shares of our common stock, or the total number of shares of common stock (as adjusted by the conversion ratio in the corporate conversion) remaining available for grant upon its termination immediately following the corporate conversion, were authorized and reserved.

As of December 31, 2011, there were outstanding under the 2011 Plan options to purchase 2,008,960 shares of common stock, at a weighted average exercise price of $6.79 per share. As of December 31, 2011, 752,564 shares of our common stock remained available for issuance under the 2011 Plan. This reserve automatically increased on January 1, 2012 and will automatically increase each subsequent anniversary through 2021, by an amount equal to the smaller of 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our board of directors. The number of shares authorized for issuance under the 2011 Plan will also be increased from time to time by up to that number of shares of common stock remaining subject to options and restricted stock awards outstanding under the 2009 Plan at the time of its termination immediately following the corporate conversion that expire or terminate or are forfeited for any reason after the effective date of the 2011 Plan, subject to a cap of 1,412,352 shares. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2011 Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under the 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2011 Plan.

For more information on our 2011 Equity Incentive Plan, see "—Grants of Plan-Based Awards—2011 Equity Incentive Plan."

The Purchase Plan was approved by our board of directors in March 2010. Our board of directors amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of the MagnaChip Corporation IPO. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of the MagnaChip Corporation IPO. 789,890 shares were initially authorized and reserved for sale under the Purchase Plan.

As of December 31, 2011, 789,304 shares of our common stock remained reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021 equal to the lesser of (i) 1% of our then issued and outstanding shares of common stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan. For more information on our 2011 Employee Stock Purchase Plan, see "—Grants of Plan-Based Awards—2011 Employee Stock Purchase Plan."

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth above under "Executive Compensation—Compensation Discussion and Analysis" with our management and, based on such review and discussion, has recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

The foregoing report was submitted by the Compensation Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

Members of the Committee:

Michael Elkins
Ilbok Lee
Nader Tavakoli

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### Code of Business Conduct and Ethics

Under our Code of Business Conduct and Ethics, all conflicts of interest and related party transactions involving our directors or executive officers must be reviewed and approved in writing by our full board of directors. In the approval process, the approving authority will review all aspects of the conflict of interest or related party transaction, including but not limited to: (i) compliance with laws, rules and regulations, (ii) the adverse effect on our business and results of operations, (iii) the adverse effect on our relationships with third parties such as customers, vendors and potential investors, (iv) the benefit to the director, officer or employee at issue, and (v) the creation of morale problems among other employees. Our board of directors will only approve those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests.



### Senior Debt

In April 2010, we sold $250 million of 10.5% senior notes due 2018, or our senior notes, in order to repay our senior secured credit facility. Avenue, our majority stockholder and affiliates, purchased $35 million in principal amount of our senior notes. Avenue is also affiliated with our directors Messrs. Elkins, Klein and Mulhern. On May 16, 2011, two of the Company's wholly owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35 million of the senior notes from Avenue. The Company paid Avenue $2.2 million in interest for the year ended December 31, 2011.

### Registration Rights Agreement

On November 9, 2009, we entered into a registration rights agreement with the holders of MagnaChip Semiconductor LLC's common units issued in our reorganization proceedings, including Avenue, where we granted them registration rights with respect to our common stock.

### Notes Registration Rights Agreement

In connection with the original issuance and sale of the senior notes, we entered into an exchange and registration rights agreement, dated as of April 9, 2010, with the initial purchasers of the senior notes pursuant to which we agreed to file, and thereafter filed, with the SEC a registration statement covering a registered exchange offer by us for the senior notes and a shelf registration statement covering resales of senior notes by certain holders, including Avenue.

### Warrant Agreement

On November 9, 2009, we entered into a warrant agreement with American Stock Transfer & Trust Company, LLC whereby we issued warrants to purchase an aggregate of 1,875,017 shares of common stock pursuant to the reorganization proceedings to certain former creditors, which included Avenue.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding common stock for: (1) each person or entity known to us to beneficially own more than 5% of any class of our outstanding securities; (2) each member of our board of directors; (3) each of our named executive officers; and (4) all of the members of our board of directors and executive officers, as a group. The following tables list the number of shares and percentage of shares beneficially owned based on 36,880,879 shares of common stock outstanding as of March 31, 2012.

The amounts and percentages of equity interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table below is c/o MagnaChip Semiconductor, Ltd., 1 Hyangjeong-dong, Hungduk-gu, Cheongju-si, 361-725, Korea.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership(1) | Percent of Class(1) |
|---|---|---|
| **Principal Stockholders** | | |
| Funds managed by Avenue Capital Management II, L.P.(2) | 20,789,539 | 55.5% |
| Funds and accounts managed by Southpaw Asset Management LP(3) | 2,341,320 | 6.3% |
| AllianceBernstein L.P.(4) | 2,078,763 | 5.6% |
| **Directors and Executive Officers** | | |
| Sang Park(5) | 492,800 | 1.3% |
| Tae Young Hwang(6) | 238,000 | * |
| Brent Rowe(7) | 149,800 | * |
| Margaret Sakai(8) | 73,920 | * |
| John McFarland(9) | 63,280 | * |
| Michael Elkins(10) | — | — |
| Randal Klein(10) | — | — |
| Brian Mulhern(10) | — | — |
| Nader Tavakoli(11) | 35,750 | * |
| R. Douglas Norby(12) | 17,000 | * |
| Ilbok Lee | — | — |
| Directors and Officers as a group (13 persons)(13) | 1,216,990 | 3.2% |

* Less than one percent

(1) Includes any outstanding common stock held and, to the extent applicable, shares issuable upon the exercise or conversion of any securities that are exercisable or convertible within 60 days of March 31, 2012.

(2) The following entities and person are collectively referred to in this table as the "Avenue Capital Group": (i) Avenue Investments, L.P. ("Avenue Investments"), (ii) Avenue International Master, L.P. ("Avenue International Master"), (iii) Avenue International, Ltd. ("Avenue International"), the sole limited partner of Avenue International Master, (iv) Avenue International Master GenPar, Ltd. ("Avenue International GenPar"), the general partner of Avenue International Master, (v) Avenue Partners, LLC ("Avenue

Partners"), the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar, (vi) Avenue-CDP Global Opportunities Fund, L.P. ("Avenue-CDP"), (vii) Avenue Global Opportunities Fund GenPar, LLC ("Avenue Global GenPar"), the general partner of Avenue-CDP, (viii) Avenue Special Situations Fund IV, L.P. ("Avenue Fund IV"), (ix) Avenue Capital Partners IV, LLC ("Avenue Capital IV"), the general partner of Avenue Fund IV, (x) GL Partners IV, LLC ("GL IV"), the managing member of Avenue Capital IV, (xi) Avenue Special Situations Fund V, L.P. ("Avenue Fund V"), (xii) Avenue Capital Partners V, LLC ("Avenue Capital V"), the general partner of Avenue Fund V, (xiii) GL Partners V, LLC ("GL V"), the managing member of Avenue Capital V, (xiv) Avenue Capital Management II, L.P. ("Avenue Capital Management"), the investment manager to Avenue Investments, Avenue International Master, Avenue-CDP, Avenue Fund IV and Avenue Fund V (collectively, the "Avenue Funds"), (xv) Avenue Capital Management II GenPar, LLC ("Avenue Capital Management GenPar"), the general partner of Avenue Capital Management, and (xvi) Marc Lasry, the managing member of Avenue International GenPar, Avenue Partners, Avenue Global GenPar, GL IV, GL V and Avenue Capital Management GenPar.



The Avenue Capital Group beneficially owns 20,789,539 shares of common stock, which includes 555,961 shares of common stock the Avenue Capital Group may receive through the exercise of outstanding warrants.

The Avenue Funds have the sole power to vote and dispose of the common stock and warrants held by them. Avenue International, Avenue International GenPar, Avenue Partners, Avenue Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the common stock and warrants held by the Avenue Funds, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. The address for all of the Avenue Funds is 399 Park Avenue, 6th Floor, New York, NY 10022.

Avenue Fund V beneficially owns 8,457,136 shares of common stock, or 22.8%, which represents 8,184,421 shares of common stock and 272,715 shares of common stock issuable upon the exercise of warrants held by Avenue Fund V. The securities owned by Avenue Fund V may also be deemed to be beneficially owned by Avenue Capital V, its general partner; GL V, the managing member of Avenue Capital V; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL V; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund V, please see above.

Avenue Fund IV beneficially owns 6,685,868 shares of common stock, or 18.1%, which represents 6,526,958 shares of common stock and 158,910 shares of common stock issuable upon the exercise of warrants held by Avenue Fund IV. The securities owned by Avenue Fund IV may also be deemed to be beneficially owned by Avenue Capital IV, its general partner; GL IV, the managing member of Avenue Capital IV; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL IV; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund IV, please see above.

Avenue International Master beneficially owns 3,372,721 shares of common stock, or 9.1%, which represents 3,302,273 shares of common stock and 70,448 shares of common stock issuable upon the exercise of warrants held by Avenue International Master. The securities owned by Avenue International Master may also be deemed to be beneficially owned by Avenue International, its sole limited partner; Avenue International GenPar, its general partner; Avenue Partners, the sole shareholder of Avenue International GenPar; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar, Avenue Partners and Avenue International GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue International Master, please see above.

Avenue-CDP beneficially owns 1,149,367 shares of common stock, or 3.1%, which represents 1,119,052 shares of common stock and 30,315 shares of common stock issuable upon the exercise of warrants held by Avenue-CDP. The securities owned by Avenue-CDP may also be deemed to be beneficially owned by Avenue Global GenPar, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Global GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue-CDP, please see above.

Avenue Investments beneficially owns 1,124,447 shares of common stock, or 3.0%, which represents 1,100,874 shares of common stock and 23,573 shares of common stock issuable upon the exercise of warrants held by Avenue Investments. The securities owned by Avenue Investments may also be deemed to be beneficially owned by Avenue Partners, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Partners; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Investments, please see above.

(3) Based on the information contained in a Schedule 13G filed with the SEC on January 23, 2012 by Southpaw Asset Management LP ("Southpaw Management") and certain related parties.

Represents 2,341,320 shares of common stock that may be deemed to be beneficially owned by Southpaw Management as it serves as the discretionary investment manager for several funds and accounts. The common stock deemed beneficially owned by Southpaw Management may be deemed beneficially owned by Southpaw Holdings LLC ("Southpaw Holdings"), which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings and managers of Southpaw Management.

Southpaw Credit Opportunity Master Fund, L.P. ("Southpaw Master Fund") beneficially owns 2,272,649 shares of common stock; a separate managed account managed by Southpaw Management ("Managed Account 1") owns 12,041 shares of common stock; and another separate managed account managed by Southpaw Management ("Managed Account 2" and collectively with Managed Account 1, the "Managed Accounts") owns 56,630 shares of common stock. The securities owned by Southpaw Master Fund and the Managed Accounts may also be deemed beneficially owned by Southpaw Management, in its capacity as the investment manager of Southpaw Master Fund and the Managed Accounts. The shares deemed beneficially owned by Southpaw Management may also be deemed beneficially owned by Southpaw Holdings, which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings.

The business address of each of Southpaw Master Fund, Southpaw Management, Southpaw Holdings, and Messrs. Wyman and Golden is 2 Greenwich Office Park, 1st floor, Greenwich, CT 06831. For the avoidance of doubt, none of Southpaw Management, Southpaw Holdings, or Messrs. Wyman and Golden hold common stock for their personal accounts, and each reports beneficial ownership of common stock held by Southpaw Master Fund and the Managed Accounts due solely to the fact that such persons have the ability to vote and/or dispose of the common stock held by Southpaw Master Fund and the Managed Accounts.

(4) Based on the information contained in a Schedule 13G filed with the SEC on February 14, 2012 by AlianceBernstein L.P. ("AllianceBernstein").

Represents 2,078,763 shares of common stock acquired solely for investment purposes on behalf of client discretionary investment advisory accounts. AllianceBernstein is deemed to have sole voting power with respect to 1,826,776 shares of common stock and sole dispositive power with respect to 1,994,572 shares of common stock. AllianceBernstein is deemed to have shared dispositive power as to 84,191 shares of common stock with its majority owner AXA Financial, Inc. and its indirect majority owner AXA SA. The address for AllianceBernstein is 1345 Avenue of the Americas, New York, NY 10105.

(5) Represents 280,000 shares of common stock and 212,800 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(6) Represents 105,000 shares of common stock and 133,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(7) Represents 70,000 shares of common stock and 79,800 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(8) Represents 42,000 shares of common stock and 31,920 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(9) Represents 42,000 shares of common stock and 21,280 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(10) The address for Messrs. Elkins, Klein and Mulhern is 399 Park Avenue, 6th Floor, New York, NY 10022.
(11) Represents 18,750 shares of common stock and 17,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(12) Represents 17,000 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.
(13) Represents 613,750 shares of common stock and 603,240 options to purchase shares of common stock that will be vested and exercisable as of May 30, 2012.



## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that during 2011 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% shareholders were in compliance with Section 16(a) other than with respect to a late Form 4 for one stock option grant transaction by Ilbok Lee in 2011.

## PROPOSAL TWO

## ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Dodd-Frank Act and recently adopted provisions of Section 14A of the Exchange Act, the Board of Directors is asking stockholders to approve an advisory resolution on executive compensation. The advisory vote is a non-binding vote on the compensation of our Named Executive Officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the philosophy, policies and practices described in this proxy statement. The text of the resolution is as follows:

> RESOLVED, that the stockholders of MagnaChip Semiconductor Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement for the Company's 2012 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities Exchange Act of 1934, as amended (which disclosure includes the Compensation Discussion and Analysis section, the Summary Compensation Table for 2011 and the related compensation tables and narrative disclosure within the Executive and Director Compensation section of the proxy statement).

The Company urges you to read the disclosure under "Compensation Discussion and Analysis," in this Proxy Statement, which discusses how our compensation policies and procedures implement our pay-for-performance compensation philosophy. You should also read the Summary Compensation Table and other related compensation tables and narrative disclosure which provide additional details about the compensation of our Named Executive Officers for fiscal 2011. We have designed our executive compensation structure to attract, motivate, and retain executives with the skills required to formulate and implement the Company's strategic objectives and create stockholder value. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay for performance principles, and provides an appropriate balance between risk and incentives.

The vote regarding the compensation of the Named Executive Officers described above, referred to as a "say-on-pay advisory vote," is advisory, and is therefore not binding on the Company, the Compensation Committee or the Board of Directors. Although non-binding, the Board of Directors and the Compensation Committee value the opinions that stockholders express in their votes and will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs as they deem appropriate.

If no voting specification is made on a properly returned or voted proxy card, the proxies named on the proxy card will vote "FOR" the approval of the compensation of the Named Executive Officers as disclosed in this proxy statement and described above.

**The Board of Directors recommends that you vote "FOR" Proposal Two.**

## PROPOSAL THREE

## ADVISORY VOTE ON THE FREQUENCY OF THE STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Act and Section 14A of the Exchange Act, we are also asking you to cast, on an advisory (non-binding) basis, a vote on whether the stockholder vote on the compensation of our named executive officers should occur every year, every two years or every three years. The advisory vote on the frequency of the say-on-pay advisory vote is a non-binding vote as to how often the say-on-pay advisory vote should occur. You may either vote for one of these alternative frequencies or, if you desire, abstain from voting on this matter. The text of the resolution to be voted upon is as follows:

> RESOLVED, that the stockholders of MagnaChip Semiconductor Corporation approve, on an advisory basis, having the stockholder vote on the compensation of the Company's named executive officers listed in the annual proxy statement occur with the frequency (i.e., every year, every two years or every three years) for which the highest number of votes are cast at the Company's 2012 annual meeting of stockholders.

After considering the benefits and consequences of each option for the frequency of the say-on-pay advisory vote, the Board of Directors has determined that an advisory vote on executive compensation every three years is the most appropriate alternative for the Company. Therefore, the Board recommends that you vote for having the say-on-pay advisory vote occur every three years.

The Board believes that a say-on-pay advisory vote every three years provides a high level of accountability and communication. A say-on-pay advisory vote every three years allows stockholders to provide the Company with direct input on executive compensation information on a long-term perspective while allowing us time to carefully review our executive compensation programs during the period between stockholder votes. Furthermore, a say-on-pay advisory vote every three years will allow us a more efficient and effective timeframe to respond to stockholders' feedback, and it will provide us with sufficient time to engage with stockholders to understand and respond to the vote results. We understand that stockholders may have different views as to what the most desirable frequency is, and we look forward to hearing from stockholders on this matter.

The option of every year, every two years or every three years that receives the highest number of votes cast by stockholders will be deemed to be the frequency for the say-on-pay advisory vote that has been selected by stockholders. However, because this vote is advisory and not binding on the Board of Directors or the Company in any way, the Board may decide that it is in the best interests of the stockholders and the Company to hold the say-on-pay advisory vote more or less frequently than the option approved by stockholders.

If no voting specification is made on a properly returned or voted proxy card, the proxies named on the proxy card will vote for the option of EVERY THREE YEARS as the frequency with which stockholders are provided an advisory vote on executive compensation.

***Please note that stockholders are not voting to approve or disapprove the Board of Directors' recommendation regarding this matter. You may choose to vote for one year, two years or three years as the frequency of the say-on-pay advisory vote or you may choose to abstain.***

**The Board of Directors recommends that you vote "EVERY THREE YEARS" as the frequency of the advisory vote on executive compensation.**

## PROPOSAL FOUR

## RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR

Samil PricewaterhouseCoopers has been selected by the Audit Committee as the principal independent registered public accounting firm for the current fiscal year for us and our subsidiaries. Our Board of Directors recommends a vote for ratification of the appointment of Samil PricewaterhouseCoopers as the independent registered public accounting firm to audit the books and accounts for us and our subsidiaries for the current fiscal year. It is expected that representatives of Samil PricewaterhouseCoopers will attend the Annual Meeting, with the opportunity to make a statement if they so desire, and, if a representative is in attendance, the representative will be available to answer appropriate questions.

The appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm is not required to be submitted to a vote of our stockholders for ratification. However, our Board of Directors believes that obtaining stockholder ratification is a sound governance practice. If our stockholders fail to vote on an advisory basis in favor of the appointment of Samil PricewaterhouseCoopers, the Audit Committee will take such actions as it deems necessary as a result of such stockholder vote.

### Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Samil PricewaterhouseCoopers and its affiliates for the years ended December 31, 2011 and 2010.

| | Year Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | (in millions of US Dollars) | |
| Audit fees | **$ 1.7** | **$ 2.5** |
| Audit Related fees | — | — |
| Tax fees | — | — |
| All other fees | — | — |
| Total | **$ 1.7** | **$ 2.5** |

### Policy and procedure for approval of audit and permitted non-audit services

All audit fees were pre-approved by the Company's Audit Committee, which concluded that the provision of such services by Samil PricewaterhouseCoopers and its affiliates was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Outside Auditor Independence Policy provides for pre-approval of specifically described audit, audit-related, non-audit related and tax services by the Audit Committee on an annual basis. Individual engagements must be separately approved. The policy also requires specific approval by the Audit Committee if total fees for audit related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services that will be ratified by the entire Audit Committee at a future committee meeting in accordance with requirements of the SEC. The Audit Committee followed these guidelines in approving all services rendered by Samil PricewaterhouseCoopers and its affiliates.

**The Board of Directors recommends that you vote "FOR" the ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the current fiscal year.**

## STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

A stockholder who would like a proposal considered for inclusion in our proxy statement relating to our 2013 annual meeting pursuant to Rule 14a-8 ("Rule 14a-8") under the Exchange Act must be received by the Corporate Secretary of the Company no later than December 24, 2012 and must otherwise comply with Rule 14a-8.


Proxy

Any stockholder proposals received outside of the Rule 14a-8 procedure for consideration at our 2012 annual meeting must be received by the Corporate Secretary of the Company between January 30, 2013 and March 1, 2013. If, however, the date of the 2013 annual meeting is changed by more than 30 days from the anniversary date of this year's Annual Meeting, the stockholder notice described above will be deemed timely if it is received not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day after public announcement of the date of such meeting. Such proposals must be addressed to MagnaChip Semiconductor Corporation, c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary. If we do not receive such notice within the timeframe described above, the notice will be considered untimely and the proposal may not be brought.

In addition to the timely notice requirements, a stockholder's proposal for nominees for directors must comply with Section 2.15 of the Company's Bylaws and other applicable procedures described therein or established by our Nominating and Corporate Governance Committee. See "The Board of Directors and Corporate Governance—Nominating and Corporate Governance Committee." Stockholder proposals related to other business must also comply with Section 1.10 of the Company's Bylaws. Furthermore, any stockholder proposal must comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder.

Our proxy for the 2013 annual meeting will grant authority to the persons named therein to exercise their voting discretion with respect to any matter of which we did not receive notice between January 30, 2013 and March 1, 2013. Notices should be submitted to the address set forth above.

## SOLICITATION OF PROXIES

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, proxies may be solicited by our directors, officers and employees by personal interview, telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of our common stock held of record by such persons, and we will reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

## OTHER MATTERS

The directors know of no other matters which are likely to be brought before the Annual Meeting. The enclosed proxy card grants to the persons named in the proxy card the authority to vote in their best judgment regarding all other matters properly raised at the Annual Meeting.

By Order of the Board of Directors

/s/ John McFarland
John McFarland
Executive Vice President, General Counsel and Secretary

April 23, 2012

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

## FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2011**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission File Number 001-34791**

MagnaChip

## MagnaChip Semiconductor Corporation
**(Exact name of Registrant as Specified in Its Charter)**

| **Delaware** | **83-0406195** |
|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |

**c/o MagnaChip Semiconductor S.A.**
**74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S.**
**Luxembourg B97483**

**(Address of principal executive offices) (Zip Code)**

**Registrant's telephone number, including area code: (352) 45-62-62**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large Accelerated Filer ☐ | Accelerated Filer ☐ |
| Non-Accelerated Filer ☒ | Smaller Reporting Company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $213,236,847

As of February 29, 2012, the registrant had 37,274,232 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

None.

**MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES**
**FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011**
**TABLE OF CONTENTS**

## PART I

## INDUSTRY AND MARKET DATA

In this Report, we rely on and refer to information regarding the semiconductor market from iSuppli Corporation, or iSuppli, and Gartner, Inc., or Gartner. Market data attributed to iSuppli is from "Display Driver ICs Q4 2011 Market Tracker" and "Power Management Q4 2011 Market Tracker" and market data attributed to Gartner is from "Forecast: Semiconductor Consumption by Electronic Equipment Type, 4Q11 Update." Although we believe that this information is reliable, we have not independently verified it. We do not have any obligation to announce or otherwise make publicly available updates or revisions to forecasts contained in these documents. In addition, in many cases, we have made statements in this Report regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions.

Statements made in this Annual Report on Form 10-K (the "Report"), unless the context otherwise requires, include the use of the terms "we," "us," "our" and "MagnaChip" refer to MagnaChip Semiconductor Corporation and its consolidated subsidiaries. The term "Korea" refers to the Republic of Korea or South Korea.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made certain "forward-looking" statements in this Report under the protection of the safe harbor of forward-looking statements within the meaning of the Private Securities Litigation Act. Information concerning us is subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this Report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Report are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this Report.

All forward-looking statements speak only as of the date of this Report. We do not intend to publicly update or revise any forward-looking statements as a result of new information or future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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"MagnaChip" is a registered trademark of us and our subsidiaries and "MagnaChip Everywhere" is our registered service mark. An application for United States trademark registration of "MagnaChip Everywhere" is pending. All other product, service and company names mentioned in this Report are the service marks or trademarks of their respective owners.

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**Item 1. Business**

**General**

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications, and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and mobile multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allows us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations and design center in Korea place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers' needs and allows us to better service and capture additional demand from existing and new customers.

We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. As a result, we have been able to strengthen our technology platform and develop products and services that are in high demand by our customers and end consumers. We sold over 2,200 and 2,400 distinct products in the years ended December 31, 2011 and December 31, 2010, respectively, with a substantial portion of our revenues derived from a concentrated number of customers. Our largest Semiconductor Manufacturing Services customers include some of the fastest growing and leading semiconductor companies that design analog and mixed-signal products for the consumer, computing and wireless end markets.

Our business is largely driven by innovation in the consumer electronics markets and the growing adoption by consumers worldwide of electronic devices for use in their daily lives. The consumer electronics market is large and growing rapidly, largely due to consumers increasingly accessing a wide variety of available rich media content, such as high definition audio and video, mobile television and games on advanced consumer electronic devices. According to Gartner, production of liquid crystal display, or LCD televisions, smartphones, notebooks, and tablet PCs is expected to grow from 2011 to 2014 by a compound annual growth rate of 3%, 27%, 20%, and 54%, respectively. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power management semiconductors that increase power efficiency, thereby reducing heat dissipation and extending battery life. According to iSuppli Corporation, in 2010, the display driver semiconductor market was $7.1 billion and the power management semiconductor market was $31.3 billion.

For the year ended December 31, 2011, we generated net sales of $772.8 million, income from continuing operations of $21.8 million, Adjusted EBITDA of $142.5 million and Adjusted Net Income of $66.4 million. For the year ended December 31, 2010, we generated net sales of $770.4 million, income from continuing operations of $74.1 million, Adjusted EBITDA of $157.9 million and Adjusted Net Income of $89.2 million. For the year ended December 31, 2009 (on a combined basis), we generated net sales of $560.1 million, income from continuing operations of $832.0 million, Adjusted EBITDA of $98.7 million and Adjusted Net Income of $22.6 million. See "Item 6. Selected Financial Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Report for an explanation of our use of Adjusted EBITDA and Adjusted Net Income.

## Our History

Our business was named MagnaChip Semiconductor when it was acquired from Hynix Semiconductor, Inc., or Hynix, in October 2004. We refer to this acquisition as the Original Acquisition.

On June 12, 2009, MagnaChip Semiconductor LLC, along with certain of its subsidiaries, including MagnaChip Semiconductor S.A., filed a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of the United States Bankruptcy Code, which we refer to as the reorganization proceedings. On November 9, 2009, our plan of reorganization became effective and we emerged from the reorganization proceedings with our management team remaining in place. Our Chapter 11 plan of reorganization implemented a comprehensive financial reorganization that significantly reduced our outstanding indebtedness. Additionally, on that date, a new board of directors of MagnaChip Semiconductor LLC was appointed, MagnaChip Semiconductor LLC's previously outstanding common and preferred units, and options were cancelled, MagnaChip Semiconductor LLC issued approximately 300 million common units (approximately 37.5 million shares of common stock following the corporate conversion) and warrants to purchase 15 million common units (approximately 1.9 million shares of common stock following the corporate conversion) to two classes of creditors and affiliated funds of Avenue Capital Management II, L.P. became the majority unitholder of MagnaChip Semiconductor LLC.

Avenue Capital Management II, L.P. is a global investment management firm, and it and its affiliated funds specialize in investing in high yield debt, debt of insolvent or financially distressed companies and equity of companies undergoing financial or operational turnarounds or reorganizations. In this Report, we refer to funds affiliated with Avenue Capital Management II, L.P. collectively as "Avenue." Avenue generally does not manage or operate the companies in which it invests; however, in connection with some of its equity investments, Avenue will appoint one or more representatives to serve on the board of directors. Avenue was a holder of a significant portion of our indebtedness which was outstanding prior to our reorganization proceedings. In connection with our emergence from our reorganization proceedings, Avenue became our majority unitholder as a result of its participation in our rights offering and continued as a lender under our new term loan. In connection with our offering (the "senior notes offering") of $250 million aggregate principal amount of 10.5% senior notes due April 15, 2018 (the "notes" or "senior notes"), Avenue purchased notes in the aggregate principal amount of $35.0 million, was repaid $42.8 million in connection with the repayment of our new term loan and received $91.2 million in connection with our distribution to unitholders. On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35.0 million out of $250.0 million aggregate principal amount of our senior notes at a price of 109.0% from Avenue. Avenue will continue to be able to elect a majority of our board as long as Avenue continues to hold or control a majority of our outstanding shares.

On March 10, 2011, we completed our initial public offering, which we refer to as the "MagnaChip Corporation IPO." Prior to the MagnaChip Corporation IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In order to consummate such a conversion, a certificate of conversion was filed with the Secretary of State of the State of Delaware prior to the effectiveness of the registration statement. In connection with the corporate conversion, the outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units. We refer to such transactions as the "corporate conversion."

As of December 31, 2011, Avenue beneficially owned approximately 20,789,539 shares, or 54.0%, of our outstanding common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of December 31, 2011. We are considered a "controlled company" for purposes of the NYSE listing requirements. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies.

**Our Products and Services**

Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD, light emitting diode, or LED, and 3D televisions and displays, notebooks and mobile communications and entertainment devices. Our Display Solutions support the industry's most advanced display technologies, such as active matrix organic light emitting diodes, or AMOLEDs, and low temperature polysilicons, or LTPS, as well as high-volume display technologies such as thin film transistors, or TFTs. Our Display Solutions business represented 43.9%, 39.7% and 50.5% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We expanded our business and market opportunity by establishing our Power Solutions business in late 2007. We have introduced a number of products for power management applications, including metal oxide semiconductor field effect transistors, or MOSFETs, insulated gate bipolar transistors, or IGBTs, analog switches, LED drivers, DC-DC converters, voice coil motor drivers and linear regulators for a range of devices, including LCD, LED, 3D televisions, smartphones, mobile phones, desktop PCs, notebooks, tablet PCs, other consumer electronics, and industrial applications such as power suppliers, LED lighting and home appliances. Our Power Solutions business represented 12.0%, 7.4% and 2.2% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We offer semiconductor manufacturing services to fabless analog and mixed-signal semiconductor companies that require differentiated, specialty analog and mixed-signal process technologies. We believe the majority of our top twenty Semiconductor Manufacturing Services customers use us as their primary manufacturing source for the products that we manufacture for them. Our process technologies are optimized for analog and mixed-signal devices and include standard complementary metal-oxide semiconductor, or CMOS, high voltage CMOS, ultra-low leakage high voltage CMOS and bipolar complementary double-diffused metal oxide semiconductor, or BCDMOS, and electronically erasable programmable read only memory, or EEPROM. Our Semiconductor Manufacturing Services customers use us to manufacture a wide range of products, including display drivers, LED drivers, audio encoding and decoding devices, microcontrollers, touch screen controllers, RF switches, park distance control sensors for automotive, electronic tag memories and power management semiconductors. During 2011, the number of design wins we booked for smartphones and tablet PCs increased three times compared to 2010. Our customer base for these applications increased from five to ten customers from Q1 2011 to Q4 2011. Our Semiconductor Manufacturing Services business represented 43.8%, 52.6% and 46.7% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

We manufacture all of our products at our three fabrication facilities located in Korea. We have approximately 278 proprietary process flows we can utilize for our products and offer to our Semiconductor Manufacturing Services customers. Our manufacturing base serves both our display driver and power management businesses and Semiconductor Manufacturing Services customers, allowing us to optimize our asset utilization and leverage our investments across our product and service offerings. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments.

## Market Opportunity

The consumer electronics market is large and growing rapidly. Growth in this market is being driven by consumers seeking to enjoy a wide variety of available rich media content, such as high definition audio and video, mobile television and games. Consumer electronics manufacturers recognize that the consumer entertainment experience plays a critical role in differentiating their products. To address and further stimulate consumer demand, electronics manufacturers have been driving rapid advances in the technology, functionality, form factor, cost, quality, reliability and power consumption of their products. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, such as display drivers that enable display of high resolution images, encoding and decoding devices that allow playback of high definition audio and video, and power management semiconductors that increase power efficiency, thereby reducing heat dissipation and extending battery life. These advanced generations of consumer devices are growing faster than the overall consumer electronics market. For example, according to Gartner, production of LCD televisions, smartphones, notebooks, and tablet PCs is expected to grow from 2011 to 2014 by a compound annual growth rate of 3%, 27%, 20%, and 54%, respectively.

The user experience delivered by a consumer electronic device is substantially driven by the quality of the display, audio and video processing capabilities and power efficiency of the device. Analog and mixed-signal semiconductors enable and enhance these capabilities. Examples of these analog and mixed-signal semiconductors include display drivers, timing controllers, audio encoding and decoding devices, or codecs, and interface circuits, as well as power management semiconductors such as voltage regulators, converters, and switches. According to iSuppli, in 2010, the display driver semiconductor market was $7.1 billion and the power management semiconductor market was $31.3 billion.

## Requirements of Leading Consumer Electronics Manufacturers

We believe our target customers view the following characteristics and capabilities as key differentiating factors among available analog and mixed-signal semiconductor suppliers and manufacturing service providers:

- ***Broad Offering of Differentiated Products with Advanced System-Level Features and Functions.*** Leading consumer electronics manufacturers seek to differentiate their products by incorporating innovative semiconductor products that enable unique system-level functionality and enhance performance. These consumer electronics manufacturers seek to closely collaborate with semiconductor solutions providers that continuously develop new and advanced products, technologies, and manufacturing processes that enable state of the art features and functions, such as bright and thin displays, small form factor and energy efficiency.
- ***Fast Time to Market with New Products.*** As a result of rapid technological advancements and short product lifecycles, our target customers typically prefer suppliers who have a compelling pipeline of new products and can leverage a substantial intellectual property and technology base to accelerate product design and manufacturing when needed.
- ***Nimble, Stable and Reliable Manufacturing Services.*** Fabless semiconductor providers who rely on external manufacturing services often face rapidly changing product cycles. If these fabless companies are unable to meet the demand for their products due to issues with their manufacturing services providers, their profitability and market share can be significantly impacted. As a result, they prefer semiconductor manufacturing services providers who can increase production quickly and meet demand consistently through periods of constrained industry capacity. Furthermore, many fabless semiconductor providers serving the consumer electronics and industrial sectors need specialized analog and mixed-signal manufacturing capabilities to address their product performance and cost requirements.
- ***Ability to Deliver Cost Competitive Solutions.*** Electronics manufacturers are under constant pressure to deliver cost competitive solutions. To accomplish this objective, they need strategic semiconductor suppliers

that have the ability to provide system-level solutions, highly integrated products, a broad product offering at a range of price points and have the design and manufacturing infrastructure and logistical support to deliver cost competitive products.

- ***Focus on Delivering Highly Energy Efficient Products.*** Consumers increasingly seek longer run time, environmentally friendly and energy efficient consumer electronic products. In addition, there is increasing regulatory focus on reducing energy consumption of consumer electronic products. For instance, the California Energy Commission has adopted standards that require televisions sold in California since 2011 to consume 33% less energy, increasing to 49% less energy by 2013. As a result of global focus on more environmentally friendly products, our customers are seeking analog and mixed-signal semiconductor suppliers that have the technological expertise to deliver solutions that satisfy these ever increasing regulatory and consumer power efficiency demands.

**Our Competitive Strengths**

Designing and manufacturing analog and mixed-signal semiconductors capable of meeting the evolving functionality requirements for consumer electronics devices is challenging. In order to grow and succeed in the industry, we believe semiconductor suppliers must have a broad, advanced intellectual property portfolio, product design expertise, comprehensive product offerings and specialized manufacturing process technologies and capabilities. Our competitive strengths enable us to offer our customers solutions to solve their key challenges. We believe our strengths include:

- ***Advanced Analog and Mixed-Signal Semiconductor Technology and Intellectual Property Platform.*** We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry. Our long operating history, large patent portfolio, extensive engineering and manufacturing process expertise and wide selection of analog and mixed-signal intellectual property libraries allow us to leverage our technology and develop new products across multiple end markets. Our product development efforts are supported by a team of approximately 419 engineers. Our platform allows us to develop and introduce new products quickly as well as to integrate numerous functions into a single product. For example, we were one of the first companies to introduce a commercial AMOLED display driver for mobile phones.
- ***Established Relationships and Close Collaboration with Leading Global Electronics Companies.*** We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. Our close customer relationships have been built based on many years of close collaborative product development which provides us with deep system level knowledge and key insights into our customers' needs. As a result, we are able to continuously strengthen our technology platform in areas of strategic interest for our customers and focus on those products and services that our customers and end consumers demand the most.
- ***Longstanding Presence in Asia and Proximity to Global Consumer Electronics Supply Chain.*** Our presence in Asia facilitates close contact with our customers, fast response to their needs and enhances our visibility into new product opportunities, markets and technology trends. According to Gartner, semiconductor consumption in Asia, excluding Japan, is projected to grow to 66% of global consumption by 2014. Our design center and substantial manufacturing operations in Korea place us close to many of our largest customers and to the core of the global consumer electronics supply chain. We have active applications, engineering, product design, and customer support resources, as well as senior management and marketing resources, in geographic locations close to our customers. This allows us to strengthen our relationship with customers through better service, faster turnaround time and improved product design collaboration. We believe this also helps our customers to deliver products faster than their competitors and to solve problems more efficiently than would be possible with other suppliers.
- ***Broad Portfolio of Product and Service Offerings Targeting Large, High-Growth Markets.*** We continue to develop a wide variety of analog and mixed-signal semiconductor solutions for multiple high-growth consumer electronics end markets. We believe our expanding product and service offerings allow us to

provide additional products to new and existing customers and to cross-sell our products and services to our established customers. For example, we have leveraged our technology expertise and customer relationships to develop and grow a new business offering power management solutions to customers. Our power management solutions enable our customers to increase system stability and reduce heat dissipation and energy use, resulting in cost savings for our customers, as well as environmental benefits. We have been able to sell these new products to our existing customers as well as expand our customer base.

- ***Distinctive Analog and Mixed-Signal Process Technology Expertise and Manufacturing Capabilities.*** We have developed specialty analog and mixed-signal manufacturing processes such as high voltage CMOS, power and embedded memory. These processes enable us to flexibly ramp mass production of display, power and mixed-signal products, and shorten the duration from design to delivery of highly integrated, high-performance analog and mixed-signal semiconductors. As a result of the depth of our process technology, captive manufacturing facilities and customer support capabilities, we believe the majority of our top twenty manufacturing services customers by revenue currently use us as their primary manufacturing source for the products that we manufacture for them.
- ***Highly Efficient Manufacturing Capabilities.*** Our manufacturing strategy is focused on optimizing our asset utilization across our display driver and power management products as well as our semiconductor manufacturing services, which enables us to maintain the price competitiveness of our products and services through our low-cost operating structure and improve our operational efficiency. We believe the location of our primary manufacturing and research and development facilities in Asia and relatively low required ongoing capital expenditures provide us with a number of cost advantages. We offer specialty analog process technologies that do not require substantial investment in leading edge, smaller geometry process equipment. We are able to utilize our manufacturing base over an extended period of time and thereby minimize our capital expenditure requirements.
- ***Strong Financial Model with a Low-Cost Structure.*** Over the past two years we implemented significant structural improvements to our operating and financial model that lowered our capital investment requirements and improved our cash flow and profitability. The long lifecycles of our manufacturing processes, equipment and facilities allow us to keep our new capital requirements relatively low. We believe that our low-cost but highly skilled design and support engineers and manufacturing base position us favorably to compete in the marketplace and provide operating leverage in our operating model.

**Our Strategy**

Our objective is to grow our business, our cash flow and profitability and to establish our position as a leading provider of analog and mixed-signal semiconductor products and services for high-volume markets. Our business strategy emphasizes the following key elements:

- ***Leverage Our Advanced Analog and Mixed-Signal Technology Platform to Innovate and Deliver New Products and Services.*** We intend to continue to utilize our extensive patent and technology portfolio, analog and mixed-signal design and manufacturing expertise and specific end-market applications and system-level design expertise to deliver products with high levels of performance by utilizing our systems expertise and leveraging our deep knowledge of our customers' needs. For example, we have recently utilized our extensive patent portfolio, process technologies and analog and mixed-signal technology platform to develop cost-effective IGBTs as well as low power integrated power solutions for AC-DC offline switchers to address more of our customers' needs. In Display Solutions, we continue to invest in research and development to introduce new technologies to support our customers' technology roadmaps such as their transition to 240Hz 3D LED televisions. In Semiconductor Manufacturing Services, we are developing cost-effective processes that substantially reduce die size using deep trench isolation.
- ***Increase Business with Existing Customers.*** We have a global customer base consisting of leading consumer electronics OEMs who sell into multiple end markets. We intend to continue to strengthen our relationships with our customers by collaborating on critical design and product development in order to

improve our design win rates. We will seek to increase our customer penetration by more closely aligning our product roadmap with those of our key customers and by taking advantage of our broad product portfolio, our deep knowledge of customer needs and existing relationships to sell more existing and new products. For example, two of our largest display driver customers have display modules in production using our power management products. These power management products have been purchased and evaluated via their key subcontractors for LCD backlight units and LCD integrated power supplies.

- ***Broaden Our Customer Base.*** We expect to continue to expand our global design centers, local application engineering support and sales presence, particularly in China, Hong Kong, Taiwan and Macau, or collectively, Greater China, and other high-growth geographies, to penetrate new accounts. In addition, we intend to introduce new products and variations of existing products to address a broader customer base. In order to broaden our market penetration, we are complementing our direct customer relationships and sales with an expanded base of distributors, especially to aid the growth of our power management business. We expect to continue to expand our distribution channels as we broaden our power management penetration beyond existing customers.
- ***Aggressively Grow the Power Business.*** We have utilized our extensive patent portfolio, process technologies, captive manufacturing facilities and analog and mixed-signal technology platform to develop power management solutions that expand our market opportunity and address more of our customers' needs. We intend to increase the pace of our new power product introductions by continuing to collaborate closely with our industry-leading customers. For example, we began mass production of our first integrated power solution for LCD televisions at one of our major Korean customers in early 2010, and became a major supplier of the product within two years. We also intend to capitalize on the market needs and regulatory requirements for power management products that reduce energy consumption of consumer electronic products by introducing products that are more energy efficient than those of competitors. We believe our integrated designs, unique low-cost process technologies and deep customer relationships will enable us to increase sales of our power solutions to our current Power Solutions customers, and as an extension of our other product offerings, to our other customers.
- ***Drive Execution Excellence.*** We have significantly improved our execution through a number of management initiatives implemented under the direction of our Chief Executive Officer and Chairman, Sang Park. As an example, we have introduced new processes for product development, customer service and personnel development. We expect these ongoing initiatives will continue to improve our new product development and customer service as well as enhance our commitment to a culture of quick action and execution by our workforce. In addition, we have focused on and continually improved our manufacturing efficiency during the past several years.
- ***Optimize Asset Utilization, Return on Capital Investments and Cash Flow Generation.*** We intend to keep our capital expenditures relatively low by maintaining our focus on specialty process technologies that do not require substantial investment in frequent upgrades to the latest manufacturing equipment. We also believe our power management business should increase our utilization and return on capital as the manufacturing of these products primarily relies on our 0.35μm geometry and low-cost equipment. By utilizing our manufacturing facilities for both our Display Solutions and Power Solutions products and our Semiconductor Manufacturing Services customers, we will seek to maximize return on our capital investments and our cash flow generation.

## Our Technology

We continuously strengthen our advanced analog and mixed-signal semiconductor technology platform by developing innovative technologies and integrated circuit building blocks that enhance the functionality of consumer electronics products through brighter, thinner displays, enhanced image quality, smaller form factor and longer battery life. We seek to further build our technology platform through proprietary research and development and selective licensing and acquisition of complementary technologies, as well as disciplined process improvements in our manufacturing operations. Our goal is to leverage our experience and development initiatives across multiple end markets and utilize our understanding of system-level issues our customers face to introduce new technologies that enable our customers to develop more advanced, higher performance products.

Our display technology portfolio includes building blocks for display drivers and timing controllers, processor and interface technologies, as well as sophisticated production techniques, such as chip-on-glass, or COG, which enables the manufacture of thinner displays. Our advanced display drivers incorporate LTPS and AMOLED panel technologies that enable the highest resolution displays. Furthermore, we are developing a broad intellectual property portfolio to improve the power efficiency of displays, including the development of our smart mobile luminance control, or SMLC, algorithm.

We have a long history of specialized process technology development and have a number of distinctive process implementations. We have approximately 278 process flows we can utilize for our products and offer to our Semiconductor Manufacturing Services customers. Our process technologies include standard CMOS, high voltage CMOS, ultra-low leakage high voltage CMOS and BCDMOS. Our manufacturing processes incorporate embedded memory solutions such as static random access memory, or SRAM, one-time programmable, or OTP, memory, multiple-time programmable, or MTP, memory, EEPROM, and single-transistor random access memory, or 1TRAM. More broadly, we focus extensively on processes that reduce die size across all of the products we manufacture, in order to deliver cost-effective solutions to our customers.

Expertise in high voltage and deep trench BCDMOS process technologies, low power analog and mixed-signal design capabilities and packaging know-how are key requirements in the power management market. We are currently leveraging our capabilities in these areas with products such as AC-DC converters, DC-DC converters, linear regulators, including LDO, regulators and analog switches, and power MOSFETs. We believe our system level understanding of applications such as LCD televisions and mobile phones will allow us to more quickly develop and customize power management solutions for our customers in these markets.

## Products and Services by Division

Our broad portfolio of products and services addresses multiple high-growth, consumer-focused end markets. A key component of our product strategy is to supply multiple related product and service offerings to each of the end markets that we serve.

## Display Solutions

***Display Driver Characteristics.*** Display drivers deliver defined analog voltages and currents that activate pixels to exhibit images on displays. The following key characteristics determine display driver performance and end-market application:

- ***Resolution and Number of Channels.*** Resolution determines the level of detail displayed within an image and is defined by the number of pixels per line multiplied by the number of lines on a display. For large displays, higher resolution typically requires more display drivers for each panel. Display drivers that have a greater number of channels, however, generally require fewer display drivers for each panel and command a higher selling price per unit. Mobile displays, conversely, are typically single chip solutions designed to deliver a specific resolution. We cover resolutions ranging from WQVGA (240RGB x 432) to DVGA (960RGB x 1,280).
- ***Color Depth.*** Color depth is the number of colors that can be displayed on a panel. For example, for TFT-LCD panels, 262 thousand colors are supported by 6-bit source drivers; 16 million colors are supported by 8-bit source drivers; and 1 billion colors are supported by 10-bit source drivers.
- ***Operational Voltage.*** Display drivers are characterized by input and output voltages. Source drivers typically operate at input voltages from 1.8 to 3.6 volts and output voltages between 9 and 18 volts. Gate drivers typically operate at input voltages from 2.0 to 3.6 volts and output voltages from 30 to 40 volts. Lower input voltage results in lower power consumption and electromagnetic interference, or EMI.
- ***Gamma Curve.*** The relationship between the light passing through a pixel and the voltage applied to the pixel by the source driver is referred to as the gamma curve. The gamma curve of the source driver can correct some imperfections in picture quality in a process generally known as gamma correction. Some advanced display drivers feature up to three independent gamma curves to facilitate this correction.

- ***Driver Interface.*** Driver interface refers to the connection between the timing controller and the display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data transfer rate necessary for higher definition images. The principal types of interface technologies are embedded clock point to point I/F, or EPI I/F, advance intra panel I/F, or AIPI, mini-low voltage differential signaling, or m-LVDS, and ultra slim I/F, or USI.
- ***Package Type.*** The assembly of display drivers typically uses chip-on-film, or COF, and COG package types.

***Large Display Solutions.*** We provide display solutions for a wide range of flat panel display sizes used in LCD televisions, including high definition televisions, or HDTVs, LED TVs, 3D TVs, LCD monitors, notebooks, tablet PCs and ultrabooks.

Our large display solutions include source and gate drivers and timing controllers with a variety of interfaces, voltages, frequencies and packages to meet customers' needs. These products include advanced technologies such as high channel count, with products in mass production to provide up to 1,026 channels. Our large display solutions are designed to allow customers to cost-effectively meet the increasing demand for high resolution displays. We focus extensively on reducing the die size of our large display drivers and other solutions products to reduce costs without having to migrate to smaller geometries. For example, we have implemented several solutions to reduce die size in large display drivers, such as optimizing design schemes and design rules and applying specific technologies that we have developed internally. We have recently introduced a number of new large display drivers with reduced die size.

The table below sets forth the features of our products, both in mass production and in customer qualification, which is the final stage of product development, for large-sized displays:

| Product | Key Features | Applications |
|---|---|---|
| TFT-LCD Source Drivers | • 480 to 1026 output channels<br>• 6-bit (262 thousand colors), 8-bit (16 million colors), 10-bit (1 billion colors)<br>• Output voltage ranging from 9V to 18V<br>• Low power consumption and low EMI<br>• COF package types<br>• EPI, m-LVDS, AiPi, USI interface technologies<br>• Geometries of 0.15μm to 0.35μm | • LCD/LED/3D TVs<br>• Ultrabooks*, notebooks<br>• LCD/LED monitors |
| TFT-LCD Gate Drivers | • 272 to 768 output channels<br>• Output voltage ranging from 30V to 40V<br>• COF and COG package types<br>• Geometry of 0.35μm | • Tablet PCs<br>• LCD/LED/3D TVs<br>• Notebooks |
| Timing Controllers | • Wide range of resolutions<br>• m-LVDS, AiPi interface technologies<br>• Input voltage ranging from 1.6V to 3.6V<br>• Geometry of 0.18μm | • Tablet PCs<br>• Notebooks<br>• LCD/3D monitors |

* In customer qualification stage

*Mobile Display Solutions.* Our mobile display solutions incorporate the industry's most advanced display technologies, such as AMOLED and LTPS, as well as high-volume technologies such as a-Si (amorphous silicon) TFT. Our mobile display products offer specialized capabilities, including high speed serial interfaces, such as mobile display digital interface, or MDDI, and mobile industry processor interface, or MIPI, and logic-based OTP memory. We focus extensively on reducing the die size of our mobile display drivers and other solutions products to reduce costs without having to migrate to smaller geometries. For example, we have implemented several solutions to reduce die size in mobile display drivers, such as optimizing design schemes and design rules and applying specific technologies that we have developed internally. Further, we are building a distinctive intellectual property portfolio that allows us to provide features that reduce power consumption, such as automatic brightness control, or ABC, and automatic current limit, or ACL. This intellectual property portfolio will also support our power management product development initiatives, as we leverage our system level understanding of power efficiency.

The following table summarizes the features of our products, both in mass production and in customer qualification, which is the final stage of product development, for mobile displays:

| Product | Key Features | Applications |
| --- | --- | --- |
| AMOLED | • Resolutions of WVGA and QHD<br>• Color depth 16 million<br>• Geometries of 0.11μm to 0.15μm<br>• MIPI interface<br>• Logic-based OTP<br>• ABC, ACL | • Smartphones<br>• Tablet PCs*<br>• Game consoles<br>• Digital still cameras |
| LTPS | • Resolutions of WQVGA, VGA, WSVGA, WVGA and DVGA<br>• Color depth 16 million<br>• MDDI, MIPI interface<br>• Logic-based OTP<br>• Separated gamma control | • Smartphones<br>• Game consoles<br>• Digital still cameras |
| a-Si TFT | • Resolutions of WQVGA, HVGA, WVGA, WSVGA and HD<br>• Color depth 16 million<br>• MDDI, MIPI interface<br>• CABC<br>• LVDS, $I^2C$, DCDC<br>• Separated gamma control | • Smartphones<br>• Mobile phones<br>• Notebooks<br>• Game consoles<br>• Digital still cameras |

* In customer qualification stage

*Power Solutions*

We develop, manufacture and market power management solutions for a wide range of end market customers. The products include MOSFETs, IGBTs, LED drivers, DC-DC converters, voice coil motor drivers, analog switches and linear regulators, such as LDOs.

- ***MOSFETs.*** Our MOSFETs include low-voltage Trench MOSFETs, 20V to 100V, and high-voltage Planar MOSFETs, 200V through 700V. MOSFETs are used in applications to switch, shape or transfer electricity under varying power requirements. The key application segments are smartphones, mobile phones, LCD LED, and 3D televisions, desktop PCs, notebooks, tablet PCs and power supplies for consumer electronics and industrial equipment. MOSFETs allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. For example, computing solutions focus on delivering efficient controllers and MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing systems.
- ***IGBTs***. IGBTs are used in a broad range of medium to high-power commercial and industrial applications and in many consumer appliances such as uninterruptible power supplies, or UPS, solar inverters, motors, welding machines, refrigerators and air-conditioners. Reliable IGBTs are also an important enabler for electronic vehicles and hybrid cars.
- ***LED Drivers.*** LED backlighting drivers serve the fast-growing LCD panel backlighting market for LCD, LED, and 3D televisions, LCD monitors, notebooks and tablet PCs. Our products are designed to provide high efficiency and wide input voltage range as well as PWM dimming for accurate white LED dimming control. LED lighting drivers have wide input voltage range applicable to incandescent bulb and fluorescent lamp replacement.
- ***DC-DC Converters.*** We offer DC-DC converters targeting mobile applications and high power applications like LCD televisions, set-top boxes, DVD/Blu-ray players and display modules. We expect our DC-DC converters will meet customer green power requirements by featuring wide input voltage ranges, high efficiency and small size.
- ***Voice Coil Motor Drivers.*** Voice coil motor drivers, or VCM drivers, are used for camera autofocusing and zooming in mobile phone camera modules. Our products features include high current accuracy, lower quiescent current and small form factors suitable for mobile phone applications.
- ***Analog Switches and Linear Regulators.*** We also provide analog switches and linear regulators for mobile applications. Our products are designed for high efficiency and low power consumption in mobile applications.

Our power management solutions enable customers to increase system stability and reduce heat dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Our in-house process technology capabilities and eight-inch wafer production lines increase efficiency and contribute to the competitiveness of our products.

The following table summarizes the features of our products, both in mass production and in customer qualification, which is the final stage of product development:

| Product | Key Features | Applications |
|---|---|---|
| Low Voltage MOSFET ......... | • V(ds)(V) options of 20V-100V<br>• Advanced Trench MOSFET Process<br>• High cell density<br>• Advanced packages to enable reduction of PCB mounting area | • Smartphones and mobile phones<br>• Tablet PCs<br>• Ultrabooks and notebooks<br>• LCD/LED/3D TVs<br>• Desktop PCs |

| Product | Key Features | Applications |
|---|---|---|
| High Voltage MOSFET | • Voltage options of 200V-700V<br>• R2FET (rapid recovery) option to shorten reverse diode recovery time<br>• Zenor FET option for MOSFET protection for abnormal input<br>• Advanced Planar MOSFET Process<br>• Advanced packages to enable reduction of PCB mounting area | • Tablet PC chargers<br>• Power supplies for consumer electronics<br>• Industrial chargers and adaptors<br>• Lighting (ballast, HID, LED)<br>• Industrial equipment<br>• Motor applications |
| IGBT* | • Voltage 1200V<br>• Collector current options up to 100A<br>• FRD co-packaged in TO-264<br>• Advanced IGBT process | • Industrial equipment<br>• High power supplies<br>• UPS and solar inverters<br>• Welding machines<br>• Home appliances |
| LED Backlighting Drivers | • High efficiency, wide input voltage range<br>• Advanced BCDMOS process<br>• OCP, SCP, OVP and UVLO protections<br>• Accurate LED current control and multi-channel matching<br>• Programmable current limit, boost up frequency | • Tablet PCs and notebooks<br>• LED/3D TVs<br>• LED monitors |
| LED Lighting Drivers* | • High efficiency, wide input voltage range<br>• Simple solutions with external components fully integrated<br>• Advanced high voltage BCDMOS process<br>• Accurate LED current control and high power factor and low THB | • AC and DC LED lighting |
| DC-DC Converters | • High efficiency, wide input voltage range<br>• Advanced BCDMOS process<br>• Fast load and line regulation<br>• Accurate output voltage<br>• OCP, SCP and thermal protections | • LCD/LED/3D TVs<br>• Set-top boxes<br>• DVD/Blu-ray players |

| Product | Key Features | Applications |
|---|---|---|
| Analog Switches . . . . . . . . . . . . . . | *USB Switches*<br>• Low C(on), 7.0pF (typical) limits signal distortion<br>• Low R(on), 4.0 Ω (typical)<br>• Advanced CMOS process<br>*Audio Switches*<br>• Negative Swing Support<br>• Low R(on), 0.4 Ω (typical)<br>• High ESD protection, 13kV<br>• Advanced CMOS process | • Mobile phones |
| Linear Regulators . . . . . . . . . . . . . . | • Single and dual* LDOs<br>• Low Noise Output Linear µCap LDO Regulator<br>• 2.3V to 5.5V input voltage and 150mA, 300mA* output current<br>• Small package size of DFN type<br>• Advanced CMOS process | • Mobile phones |
| VCM Drivers* . . . . . . . . . . . . . . . . | • Small size package with wafer-level CSP<br>• High accuracy sink current<br>• I²C interface and low quiescent current | • Mobile phones |

* In customer qualification stage

**Semiconductor Manufacturing Services**

We provide semiconductor manufacturing services to analog and mixed-signal semiconductor companies. We have approximately 278 process flows we offer to our Semiconductor Manufacturing Services customers. We also often partner with key customers to jointly develop or customize specialized processes that enable our customers to improve their products and allow us to develop unique manufacturing expertise.

Our semiconductor manufacturing services offering is targeted at customers who require differentiated, specialty analog and mixed-signal process technologies such as high voltage CMOS, embedded memory and power. We refer to our approach of delivering specialized services to our customers as our application-specific technology strategy. We differentiate ourselves through the depth of our intellectual property portfolio, ability to customize process technology to meet the customers' requirements effectively, long history in this business and reputation for excellence.

Our Semiconductor Manufacturing Services customers typically serve high-growth and high-volume applications in the consumer, computing and wireless end markets. We strive to be the primary manufacturing source for our Semiconductor Manufacturing Services customers.

*Process Technology Overview*

- ***Mixed-Signal.*** Mixed-signal process technology is used in devices that require conversion of light and sound into electrical signals for processing and display. Our mixed-signal processes include advanced technologies such as low noise process using triple gate, which uses less power at any given performance level. MEMS process technology allows the manufacture of components that use electrical energy to generate a mechanical response. For example, MEMS devices are used in the accelerometers and gyroscopes of mobile phones.
- ***Power.*** Power process technology, such as BCD, includes high voltage capabilities as well as the ability to integrate functionality such as self-regulation, internal protection, and other intelligent features. The unique process features such as deep trench isolation are suited for chip shrink and device performance enhancement.
- ***High Voltage CMOS.*** High voltage CMOS process technology facilitates the use of high voltage levels in conjunction with smaller transistor sizes. This process technology includes several variations, such as bipolar processes, which use transistors with qualities well suited for amplifying and switching applications, mixed mode processes, which incorporate denser, more power efficient FETs, and thick metal processes.
- ***Non-Volatile Memory.*** Non-volatile memory, or NVM, process technology enables the integration of non-volatile memory cells that allow retention of the stored information even when power is removed from the circuit. This type of memory is typically used for long-term persistent storage.

The table below sets forth the key process technologies in Semiconductor Manufacturing Services that we currently offer to customers:

| Process | Technology | Device | Application |
|---|---|---|---|
| Mixed-Signal | • 0.13-0.8μm<br>• Low noise<br>• Ultra low power<br>• Triple gate | • Analog to digital converter<br>• Digital to analog converter<br>• Audio codec<br>• Chipset<br>• RF switch<br>• Digital tunable capacitor | • Smartphones<br>• Tablet PCs<br>• Ultrabooks<br>• PC peripherals<br>• DVDs |
| Power | • 0.18-0.5μm<br>• BCD<br>• Deep trench isolation<br>• MOSFET<br>• Schottky diode<br>• Zener diode<br>• Ultra high voltage | • Power management<br>• LED driver<br>• High power audio amp<br>• DC/DC converter | • Smartphones<br>• Tablet PCs<br>• Ultrabooks<br>• LCD TVs<br>• LED lighting<br>• LCD monitors<br>• Automotive |
| High Voltage CMOS | • 0.11-2.0μm<br>• 5V-200V<br>• Bipolar, Thick metal | • Display driver<br>• CSTN driver | • Smartphones<br>• Tablet PCs<br>• LCD TVs<br>• Desktop PCs<br>• LCD monitors |

| Process | Technology | Device | Application |
| --- | --- | --- | --- |
| NVM | • 0.18-0.5μm<br>• EEPROM<br>• eFlash<br>• OTP | • Microcontroller<br>• Touch screen controller<br>• Electronic tag memory<br>• Hearing aid controller | • Smartphones<br>• Tablet PCs<br>• Industrial controllers<br>• Medical equipment<br>• Park distance control sensors for automotive<br>• Game consoles |

### Sales and Marketing

We focus our sales and marketing strategy on creating and strengthening our relationships with leading consumer electronics OEMs, as well as analog and mixed-signal semiconductor companies. We believe our close collaboration with customers allows us to align our product and process technology development with our customers' existing and future needs. Because our customers often service multiple end markets, our product sales teams are organized by customers within the major geographies. We believe this facilitates the sale of products that address multiple end-market applications to each of our customers. Our Semiconductor Manufacturing Services sales teams focus on marketing our services to analog and mixed-signal semiconductor companies that require specialty manufacturing processes.

We sell our products through a direct sales force and a network of authorized agents and distributors. We have strategically located our sales and technical support offices near our customers. Our direct sales force consists primarily of representatives co-located with our design center in Korea, as well as our local sales and support offices in Japan, Greater China and Europe. We have a network of agents and distributors in Korea, Japan, Europe and Greater China. For the years ended December 31, 2011 and December 31, 2010, we derived 71% and 76% of net sales through our direct sales force, respectively, and 29% and 24% of net sales through our network of authorized agents and distributors, respectively.

### Research and Development

Our research and development efforts focus on intellectual property, design methodology and process technology for our complex analog and mixed-signal semiconductor products and services. Research and development expenses for the year ended December 31, 2011, December 31, 2010, and the combined twelve-month period ended December 31, 2009 were $76.8 million $83.5 million and $70.9 million, respectively, representing 9.9%, 10.8% and 12.7% of net sales, respectively.

### Customers

We sell our Display Solutions and Power Solutions products to consumer electronics OEMs as well as subsystem designers and contract manufacturers. We sell our semiconductor manufacturing services to analog and mixed-signal semiconductor companies. For the years ended December 31, 2011, and December 31, 2010, our ten largest customers accounted for 63% and 63% of our net sales, respectively, and we had one customer, LG Display, representing 15% and 16% of our consolidated net sales for the years ended December 31, 2011 and December 31, 2010, respectively. Substantially all of our sales to LG Display are in our Display Solutions segment and sales to LG Display represented 34% and 41% of net sales in our Display Solutions segment in the years ended December 31, 2011, and December 31, 2010, respectively. Our relationships with some of our ten largest customers were adversely impacted by our reorganization proceedings. Some of these customers did not offer us the opportunity to compete for new design wins during the pendency of our reorganization proceedings. However, subsequent to our emergence from our reorganization proceedings we have again been provided an opportunity to compete for these projects. For the year ended December 31, 2011, we recorded revenues of

$75.5 million from customers in the United States and $697.3 million from all foreign countries, of which 57.0% was from Korea, 18.9% from Taiwan, 8.4% from Japan and 11.8% from China, Hong Kong and Macau. For the year ended December 31, 2010, we recorded revenues of $90.0 million from customers in the United States and $680.4 million from all foreign countries, of which 55.7% was from Korea, 23.1% from Taiwan, 8.4% from Japan and 9.3% from China, Hong Kong and Macau.

### Intellectual Property

As of December 31, 2011, our portfolio of intellectual property assets included approximately 3,825 registered patents and 610 pending patent applications. Approximately 2,975 and 425 of our patents and pending patents are novel in that they are not a foreign counterpart of an existing patent or patent application. Because we file patents in multiple jurisdictions, we additionally have approximately 1,035 registered and pending patents that relate to identical technical claims in our base patent portfolio. Our patents expire at various times over the next 18 years. While these patents are in the aggregate important to our competitive position, we do not believe that any single registered or pending patent is material to us.

We have entered into exclusive and non-exclusive licenses and development agreements with third parties relating to the use of intellectual property of the third parties in our products and our design processes, including licenses related to embedded memory technology, design tools, process simulation tools, circuit designs and processor cores. Some of these licenses, including our agreements with Silicon Works Co., Ltd. and ARM Limited, are material to our business and may be terminated prior to the expiration of these licenses by the licensors should we fail to cure any breach under such licenses. Our license with Silicon Works Co., Ltd. relates to our large display drivers and our license from ARM Limited primarily relates to product lines in our Semiconductor Manufacturing Services business. The loss of either license could have a material adverse impact on our results of operations. Additionally, in connection with the Original Acquisition, Hynix retained a perpetual license to use the intellectual property that we acquired from Hynix in the Original Acquisition. Under this license, Hynix and its subsidiaries are free to develop products that may incorporate or embody intellectual property developed by us prior to October 2004.

### Competition

We operate in highly competitive markets characterized by rapid technological change and continually advancing customer requirements. Although no one company competes with us in all of our product lines, we face significant competition in each of our market segments. Our competitors include other independent and captive manufacturers and designers of analog and mixed-signal integrated circuits including display driver and power management semiconductor devices, as well as companies providing specialty manufacturing services.

We compete based on design experience, manufacturing capabilities, the ability to service customer needs from the design phase through the shipping of a completed product, length of design cycle and quality of technical support and sales personnel. Our ability to compete successfully will depend on internal and external variables, both within and outside of our control. These variables include the timeliness with which we can develop new products and technologies, product performance and quality, manufacturing yields, capacity availability, customer service, pricing, industry trends and general economic trends.

### Employees

Our worldwide workforce consisted of 3,342 employees (full- and part-time) as of January 31, 2012, of which 401 were involved in sales, marketing, general and administrative, 419 were in research and development (including 218 with advanced degrees), 111 were in quality, reliability and assurance and 2,411 were in manufacturing (comprised of 364 in engineering and 2,047 in operations). As of January 31, 2012, 2,161 employees, or approximately 64.7% of our workforce, were represented by the MagnaChip Semiconductor Labor Union, which is a member of the Federation of Korean Metal Workers Trade Unions. We believe our labor relations are good.

### Environmental

Our operations are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and waste, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, constantly changing and have tended to become more stringent over time. For example, the Korean government's Enforcement Decree to the Framework Act on Low Carbon Green Growth became effective in April 2010. Certain designated businesses, including our Korean subsidiary, were required to submit plans to reduce greenhouse emissions and energy consumption. Our Korean subsidiary set emissions and consumption targets and negotiated an implementation plan in 2011 with Korean governmental authorities. Each year going forward, our Korean subsidiary is required to agree upon emissions and consumption targets with Korean governmental authorities and submit an independently-verified report of prior year compliance. There can be no assurance that we have been or will be in compliance with all these laws and regulations, or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, any failure to comply with new or existing laws or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

### Raw Materials

We use processes that require specialized raw materials that are generally available from a limited number of suppliers. Tape is one of the process materials required for our display drivers. We continue to attempt to qualify additional suppliers for our raw materials.

### Geographic Financial Information

For a description of the distribution of our net sales by geographic region, see "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Results of Operations—Comparison of Years Ended December 31, 2011 and 2010"—"Net Sales by Geographic Region," "Management's Discussion and Analysis of Financial Condition and Results of Operations"—"Results of Operations—Comparison of Years Ended December 31, 2010 and December 31, 2009"—"Net Sales by Geographic Region," and note 24 to the consolidated financial statements for MagnaChip Semiconductor Corporation for the year ended December 31, 2011 included elsewhere in this Report.

### Available Information

Our principal executive offices are located at: c/o MagnaChip Semiconductor S.A., 74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S., Luxembourg B-97483, and our telephone number is (352) 45-62-62. Our website address is www.magnachip.com. Our annual, quarterly and current reports on Forms 10-K, 10-Q or 8-K, respectively, and all amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Security and Exchange Act of 1934, as amended (the "Exchange Act"), can be accessed, free of charge, at our website as soon as practicable after such reports are filed with the SEC. In addition, our corporate governance guidelines, Code of Business Conduct and Ethics, audit committee charter, compensation committee charter and nominating and governance committee charter are available on our website. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this Report and shall not be deemed to be incorporated by reference into this Report.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site, http://www.sec.gov, from which you can access our annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, and all amendments to these materials after such reports and amendments are filed with the SEC. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: c/o MagnaChip Semiconductor, Inc., 20400 Stevens Creek Boulevard, Suite 370, Cupertino, CA 95014, Attention: Executive Vice President, General Counsel and Secretary; the telephone number at that address is 408-625-5999.

## Item 1A. Risk Factors

*You should carefully consider the risk factors set forth below as well as the other information contained in this Report. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect our business, financial condition or results of operations.*

***We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our results of operations.***

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns, including the recent economic downturn, have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience renewed, and possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. This may reduce our results of operations.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

***If we fail to develop new products and process technologies or enhance our existing products and services in order to react to rapid technological change and market demands, our business will suffer.***

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and we may not be able to access advanced process technologies, including smaller geometries, or to license or otherwise obtain essential intellectual property required by our customers.

We must develop new products and services and enhance our existing products and services to meet rapidly evolving customer requirements. We design products for customers who continually require higher performance and functionality at lower costs. We must, therefore, continue to enhance the performance and functionality of our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological changes and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex. If we do not continue to develop and maintain process technologies that are in demand by our Semiconductor Manufacturing Services customers, we may be unable to maintain existing customers or attract new customers.

Customer and market requirements can change during the development process. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products or services from our competitors that offer comparable or superior performance and functionality. Any new products, such as our expanding line of power management solutions, or product or service enhancements, may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products and services or product and service enhancements on a timely and cost-effective basis.

***We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.***

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements – based on our estimates of customer demand and expected demand for and success of their products. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer demand for our products. On occasion, customers may require rapid increases in supply, which can challenge our production resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' increased demand for our products. Conversely, downturns in the semiconductor industry have caused and may in the future cause our customers to reduce significantly the amount of products they order from us. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand would decrease our results of operations, including our gross profit.

***Our customers may cancel their orders, reduce quantities or delay production, which would adversely affect our margins and results of operations.***

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced as a result of periodic downturns in the semiconductor industry or failure to achieve design wins, have affected and may continue to affect our results of operations adversely. These risks are exacerbated because many of our products are customized, which hampers our ability to sell excess inventory to the general market. We may incur charges resulting from the write-off of obsolete inventory. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product over a set period of time. If we underestimate our costs when determining pricing, our margins and results of operations would be adversely affected.

***We depend on high utilization of our manufacturing capacity, a reduction of which could have a material adverse effect on our business, financial condition and the results of our operations.***

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication facilities. As many of our costs are fixed, a reduction in capacity utilization, as well as changes in other factors, such as reduced yield or unfavorable product mix, could reduce our profit margins and adversely affect our operating results. A number of factors and circumstances may reduce utilization rates, including periods of industry overcapacity, low levels of customer orders, operating inefficiencies, mechanical failures and disruption of operations due to expansion or relocation of operations, power interruptions and fire, flood or other natural disasters or calamities. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

***A significant portion of our sales comes from a relatively limited number of customers, the loss of which would adversely affect our financial results.***

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we were to lose key customers or if customers cease to place orders for our high-volume products or services, our financial results would be adversely affected. For the years ended December 31, 2011, and December 31, 2010, our ten largest customers accounted for 63% and 63% of our net sales, respectively, and we had one customer, LG Display, representing 15% and 16% of our consolidated net sales for the years ended December 31, 2011 and December 31, 2010, respectively. Substantially all of our sales to LG Display are in our Display Solutions segment and sales to LG Display represented 34% and 41% of net sales in our Display Solutions segment in the years ended December 31, 2011, and December 31, 2010, respectively. Significant reductions in sales to any of these customers, especially our few largest customers, the loss of other major customers or a general curtailment in orders for our high-volume products or services within a short period of time would adversely affect our business.

***The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.***

The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. This would cause our gross profit to decrease. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit.

***Our industry is highly competitive and our ability to compete could be negatively impacted by a variety of factors.***

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share both within our product categories and end markets. Current and prospective customers for our products and services evaluate our capabilities against the merits of our competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in certain of our end markets and with the internal semiconductor design and manufacturing capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants.

Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete will depend on a number of factors, including the following:

- our ability to offer cost-effective and high quality products and services on a timely basis using our technologies;
- our ability to accurately identify and respond to emerging technological trends and demand for product features and performance characteristics;
- our ability to continue to rapidly introduce new products that are accepted by the market;
- our ability to adopt or adapt to emerging industry standards;
- the number and nature of our competitors and competitiveness of their products and services in a given market;
- entrance of new competitors into our markets;
- our ability to enter the highly competitive power management market; and
- our ability to continue to offer in demand semiconductor manufacturing services at competitive prices.

Many of these factors are outside of our control. In the future, our competitors may replace us as a supplier to our existing or potential customers, and our customers may satisfy more of their requirements internally. As a result, we may experience declining revenues and results of operations.

***Changes in demand for consumer electronics in our end markets can impact our results of operations.***

Demand for our products will depend in part on the demand for various consumer electronics products, in particular, mobile phones and multimedia devices, digital televisions, flat panel displays, mobile PCs and digital cameras, which in turn depends on general economic conditions and other factors beyond our control. If our customers fail to introduce new products that employ our products or component parts, demand for our products will suffer. To the extent that we cannot offset periods of reduced demand that may occur in these markets through greater penetration of these markets or reduction in our production and costs, our sales and gross profit may decline, which would negatively impact our business, financial condition and results of operations.

***If we fail to achieve design wins for our semiconductor products, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our products.***

We expend considerable resources on winning competitive selection processes, known as design wins, to develop semiconductor products for use in our customers' products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Once a customer designs a semiconductor into a product, that customer is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve an initial design win in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our semiconductor products, which would harm our business.

***We have lengthy and expensive design-to-mass production and manufacturing process development cycles that may cause us to incur significant expenses without realizing meaningful sales, the occurrence of which would harm our business.***

The cycle time from the design stage to mass production for some of our products is long and requires the investment of significant resources with many potential customers without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end-product qualification period by our customers. The fairly lengthy front end of our sales cycle creates a risk that we may incur significant expenses but may be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel their products or change production specifications, resulting in sudden changes in our product specifications, increasing our production time and costs. Failure to meet such specifications may also delay the launch of our products or result in lost sales.

In addition, we collaborate and jointly develop certain process technologies and manufacturing process flows custom to certain of our Semiconductor Manufacturing Services customers. To the extent that our Semiconductor Manufacturing Services customers fail to achieve market acceptance for their products, we may be unable to recoup our engineering resources commitment and our investment in process technology development, which would harm our business.

***Research and development investments may not yield profitable and commercially viable product and service offerings and thus will not necessarily result in increases in revenues for us.***

We invest significant resources in our research and development. Our research and development efforts, however, may not yield commercially viable products or enhance our Semiconductor Manufacturing Services offerings. During each stage of research and development there is a substantial risk that we will have to abandon a potential product or service offering that is no longer marketable and in which we have invested significant resources. In the event we are able to develop viable new products or service offerings, a significant amount of time will have elapsed between our investment in the necessary research and development effort and the receipt of any related revenues.

***We face numerous challenges relating to executing our growth strategy, and if we are unable to execute our growth strategy effectively, our business and financial results could be materially and adversely affected.***

Our growth strategy is to leverage our advanced analog and mixed-signal technology platform, continue to innovate and deliver new products and services, increase business with existing customers, broaden our customer base, aggressively grow our power business, drive execution excellence and focus on specialty process technologies. If we are unable to execute our growth strategy effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities and our business and financial results could be materially and adversely affected.

***We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.***

Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, a depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. For example, foreign currency fluctuations had a material unfavorable impact on our reported profit margins and operating income from operations for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock or the price of our outstanding senior notes could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward, and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward, and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See "Part I: Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Results of Operations" for further details.

***The global downturn and related financial crisis negatively affected our business. Poor economic conditions may negatively affect our future business, results of operations and financial condition.***

Since 2008, the global downturn and related financial crisis led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets. Consumers and businesses deferred purchases in response to tighter credit and negative financial news, which has in turn negatively affected product demand and other related matters. The global downturn led to reduced customer spending in the semiconductor market and in our target markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and caused U.S. and foreign businesses to slow spending on our products. Although recently there have been indications of improved economic conditions generally and in the semiconductor industry specifically, we cannot assure you of the extent to which such conditions will continue to improve or whether the improvement will be sustainable. If the global economic recovery is not sustained or the global economy experiences another recession, such adverse economic conditions could lead to the insolvency of key suppliers resulting in product delays, limit the ability of customers to obtain credit to finance purchases of our products, lead to customer insolvencies, and also result in counterparty failures that may negatively impact our treasury operations. As a result, our business, financial condition and result of operations could be materially adversely affected in future periods as a result of economic downturns.

***We have a history of losses and may not achieve or sustain profitability in the future.***

From the time we began operations as a separate entity in 2004 until we emerged from reorganization proceedings in 2009, we generated significant net losses and did not generate a profit for a full fiscal year. We may increase spending and we currently expect to incur higher expenses in each of the next several quarters to support increased research and development and sales and marketing efforts. These expenditures may not result in increased revenue or an increase in the number of customers immediately or at all. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. If we cannot maintain profitability, the value of the enterprise may decline.

***We emerged from Chapter 11 reorganization proceedings in 2009; because our consolidated financial statements reflect fresh-start accounting adjustments, our future consolidated financial statements will not be comparable in many respects to our financial information from prior periods.***

On June 12, 2009, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to obtain relief from our debt, which was $845 million as of December 31, 2008. Our plan of reorganization became effective on November 9, 2009. In connection with our emergence from the reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 effective from October 25, 2009, which had a material effect on our consolidated financial statements. Thus, our future consolidated financial statements will not be comparable in many respects to our consolidated financial statements for periods prior to our adoption of fresh-start accounting and prior to accounting for the effects of the reorganization proceedings. Our past financial difficulties and bankruptcy filing may have harmed, and may continue to have a negative effect on, our relationships with investors, customers and suppliers.

***The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.***

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives, including our Chief Executive Officer and Chairman, Sang Park. The loss of such key personnel would have a material adverse effect on our business. In addition, our future success depends on our ability to attract and retain skilled technical and managerial personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. The loss of the services of key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel could have a material adverse effect on our business, financial condition and results of operations. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

***If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which could adversely affect our revenues and profitability.***

As of January 31, 2012, 2,161 employees, or approximately 64.7% of our employees, were represented by the MagnaChip Semiconductor Labor Union, which is a member of the Federation of Korean Metal Workers Trade Unions. We can offer no assurance that issues with the labor union and other employees will be resolved favorably for us in the future, that we will not experience work stoppages or other labor problems in future years or that we will not incur significant expenses related to such issues.

***We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.***

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits, disruption of our ongoing business, potential increases in our indebtedness and contingent liabilities and charges if the acquired company or assets are later determined to be worth less than the amount paid for them in an earlier original acquisition. In addition, our indebtedness may restrict us from making acquisitions that we may otherwise wish to pursue.

***The failure to achieve acceptable manufacturing yields could adversely affect our business.***

The manufacture of semiconductors involves highly complex processes that require precision, a highly regulated and sterile environment and specialized equipment. Defects or other difficulties in the manufacturing process can prevent us from achieving acceptable yields in the manufacture of our products or those of our Semiconductor Manufacturing Services customers, which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects in the photomasks used to print circuits on a wafer or other factors can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. We may also experience manufacturing problems in achieving acceptable yields as a result of, among other things, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies. Yields below our target levels can negatively impact our gross profit and may cause us to eliminate underperforming products.

***We rely on a number of independent subcontractors and the failure of any of these independent subcontractors to perform as required could adversely affect our operating results.***

A substantial portion of our net sales are derived from semiconductor devices assembled in packages or on film. The packaging and testing of semiconductors require technical skill and specialized equipment. For the portion of packaging and testing that we outsource, we use subcontractors located in Korea, China, Taiwan, Malaysia and Thailand. We rely on these subcontractors to package and test our devices with acceptable quality and yield levels. We could be adversely affected by political disorders, labor disruptions, and natural disasters where our subcontractors are located. If our semiconductor packagers and test service providers experience problems in packaging and testing our semiconductor devices, experience prolonged quality or yield problems or decrease the capacity available to us, our operating results could be adversely affected.

***We depend on successful parts and materials procurement for our manufacturing processes, and a shortage or increase in the price of these materials could interrupt our operations and result in a decline of revenues and results of operations.***

We procure materials and electronic and mechanical components from international sources and original equipment manufacturers. We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components, some of which, such as silicon wafers, are specialized raw materials that are generally only available from a limited number of suppliers. We do not have long-term agreements providing for all of these materials, thus, if demand increases or supply decreases for any reason, the costs of our raw materials could significantly increase. For example, worldwide supplies of silicon wafers, an important raw material for the semiconductors we manufacture, were constrained in recent years due to an increased demand for silicon. Silicon is also a key raw material for solar cells, the demand for which has increased in recent years. Although supplies of silicon have recently improved due to the entrance of additional suppliers and capacity expansion by existing suppliers, we cannot assure you that such supply increases will match demand increases. If we cannot obtain adequate materials in a timely manner or on favorable terms for the manufacture of our products, revenues and results of operations will decline.

***We face warranty claims, product return, litigation and liability risks and the risk of negative publicity if our products fail.***

Our semiconductors are incorporated into a number of end products, and our business is exposed to product return, warranty and product liability risk and the risk of negative publicity if our products fail. Although we maintain insurance for product liability claims, the amount and scope of our insurance may not be adequate to cover a product liability claim that is asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms, or at all.

In addition, we are exposed to the product liability risk and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers' products. Further, if our products are delivered with impurities or defects, we could incur additional development, repair or replacement costs, and our credibility and the market's acceptance of our products could be harmed.

***We could suffer adverse tax and other financial consequences as a result of changes in, or differences in the interpretation of, applicable tax laws.***

Our company organizational structure was created in part based on certain interpretations and conclusions regarding various tax laws, including withholding tax and other tax laws of applicable jurisdictions. Our Korean subsidiary, MagnaChip Semiconductor, Ltd., or MagnaChip Korea, was granted a limited tax holiday under Korean law in October 2004. This grant provided for certain tax exemptions for corporate taxes and withholding taxes until December 31, 2008, and for acquisition taxes, property and land use taxes and certain other taxes until December 31, 2013. Our interpretations and conclusions regarding tax laws, however, are not binding on any taxing authority and, if these interpretations and conclusions are incorrect, if our business were to be operated in a way that rendered us ineligible for tax exemptions or caused us to become subject to incremental tax, or if the authorities were to change, modify, or have a different interpretation of the relevant tax laws, we could suffer adverse tax and other financial consequences and the anticipated benefits of our organizational structure could be materially impaired.

***Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.***

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. We cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are uncertain and still evolving and historically have not protected and may not protect in the future, intellectual property rights to the same extent as do the laws and enforcement procedures in the United States.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States until they are published. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may need to file lawsuits to enforce our patents or intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources. Despite our efforts in bringing or defending lawsuits, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In the event of an adverse outcome in any such litigation, we may be required to:

- pay substantial damages or indemnify customers or licensees for damages they may suffer if the products they purchase from us or the technology they license from us violate the intellectual property rights of others;
- stop our manufacture, use, sale or importation of infringing products; expend significant resources to develop or acquire non-infringing technologies;
- discontinue processes; or
- obtain licenses to the intellectual property we are found to have infringed.

There can be no assurance that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all. The termination of key third party licenses relating to the use of intellectual property in our products and our design processes, such as our agreements with Silicon Works Co., Ltd. and ARM Limited, would materially and adversely affect our business.

Our competitors may develop, patent or gain access to know-how and technology similar to our own. In addition, many of our patents are subject to cross licenses, several of which are with our competitors. In connection with the Original Acquisition, Hynix retained a perpetual license to use the intellectual property that we acquired from Hynix in the Original Acquisition. Under this license, Hynix and its subsidiaries are free to develop products that may incorporate or embody intellectual property developed by us prior to October 2004.

***Our expenses could increase if Hynix were unwilling or unable to provide certain services related to our shared facilities with Hynix, and if Hynix were to become insolvent, we could lose certain of our leases.***

We are party to a land lease and easement agreement with Hynix pursuant to which we lease the land for our facilities in Cheongju, Korea. If this agreement were terminated for any reason, including the insolvency of Hynix, we would have to renegotiate new lease terms with Hynix or the new owner of the land. We cannot assure you that we could negotiate new lease terms on favorable terms or at all. Because we share certain facilities with Hynix, several services that are essential to our business are provided to us by or through Hynix under our general service supply agreement with Hynix. These services include electricity, bulk gases and de-ionized water, campus facilities and housing, wastewater and sewage management, environmental safety and certain utilities and infrastructure support services. If any of our agreements with Hynix were terminated or if Hynix were unwilling or unable to fulfill its obligations to us under the terms of these agreements, we would have to procure these services on our own and as a result may experience an increase in our expenses.

***We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.***

We are subject to requirements of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and wastes, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. There can be no assurance that we have been, or will be, in compliance with all such laws and regulations or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

***Our Korean subsidiary has been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.***

In April 2010, the Korean government's Enforcement Decree to the Framework Act on Low Carbon Green Growth became effective. Certain designated businesses, including our Korean subsidiary, were required to submit plans to reduce greenhouse emissions and energy consumption. Our Korean subsidiary set emissions and consumption targets and negotiated an implementation plan in 2011 with Korean governmental authorities. Each year going forward, our Korean subsidiary is required to agree upon emissions and consumption targets with Korean governmental authorities and submit an independently-verified report of prior year compliance. If the targets agreed upon each year with Korean governmental authorities requires us to reduce our emissions or energy consumption, we could be subject to additional and potentially costly compliance or remediation expenses, including potentially the installation of equipment and changes in the type of materials we use in manufacturing, that could adversely affect our financial position and results of operations.

***We may need additional capital in the future, and such capital may not be available on acceptable terms or at all, which would have a material adverse effect on our business, financial condition and results of operations.***

We may require more capital in the future from equity or debt financings to fund operating expenses, such as research and development costs, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock. In addition, additional capital may not be available when needed or, if available, may not be available on favorable terms. In addition, our indebtedness limits our ability to incur additional indebtedness under certain circumstances. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, we may have to reduce our operations or forego opportunities, and this may have a material adverse effect on our business, financial condition and results of operations.

***Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.***

We rely on, and expect to continue to rely on, suppliers, subcontractors and operations located primarily in Asia. As a result, we face risks inherent in international operations, such as unexpected changes in regulatory requirements, tariffs and other market barriers, political, social and economic instability, adverse tax consequences, war, civil disturbances and acts of terrorism, difficulties in accounts receivable collection, extended payment terms and differing labor standards, enforcement of contractual obligations and protection of intellectual property. These risks may lead to increased costs or decreased revenue growth, or both. Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea that may occur, such as an outbreak of military hostilities, would adversely affect our business, financial condition and results of operations.

***You may not be able to bring an action or enforce any judgment obtained in United States courts, or bring an action in any other jurisdiction, against us or our subsidiaries or our directors, officers or independent auditors that are organized or residing in jurisdictions other than the United States.***

Most of our subsidiaries are organized or incorporated outside of the United States and some of our directors and executive officers as well as our independent auditors are organized or reside outside of the United States. Most of our and our subsidiaries' assets are located outside of the United States and in particular, in Korea. Accordingly, any judgment obtained in the United States against us or our subsidiaries may not be collectible in the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. In particular, there is doubt as to the enforceability in Korea or any other jurisdictions outside the United States, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

***Our level of indebtedness is substantial, and we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. A decline in the ratings of our existing or future indebtedness may make the terms of any new indebtedness we choose to incur more costly.***

As of December 31, 2011, our total indebtedness was $201.4 million. Our substantial debt could have important consequences, including:

- increasing our vulnerability to general economic and industry conditions;
- requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;
- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will generate a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

The credit ratings assigned to our debt reflect each rating agency's opinion of our ability to make payments on the debt obligations when such payments are due. The current rating of our senior notes is B2 by Moody's and B+ by Standard and Poors, both of which are below investment grade. A rating may be subject to revision or withdrawal at any time by the assigning rating agency. We may experience downgrades in our debt ratings in the future. Any lowering of our debt ratings would adversely impact our ability to raise additional debt financing and increase the cost of any such financing that is obtained. In the event any ratings downgrades are significant, we may choose not to incur new debt or refinance existing debt if we are unable to incur or refinance such debt at favorable interest rates or on favorable terms.

If our cash flows and capital resources are insufficient to fund our debt service obligations or if we are unable to refinance existing indebtedness on favorable terms, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or be able to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

***We are a holding company and will depend on the business of our subsidiaries to satisfy our obligations under our outstanding senior notes and other obligations.***

Each of MagnaChip Semiconductor Corporation, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor B.V. is a holding company with no independent operations of its own. Our subsidiaries, including our principal manufacturing subsidiary, MagnaChip Korea, own all of our operating businesses. Our subsidiaries will conduct substantially all of the operations necessary to fund payments on our outstanding senior notes, other debt and any other obligations. Our ability to make payments on the senior notes and our other obligations will depend on our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries' ability to make payments to us will depend on:

- their earnings;
- covenants contained in our debt agreements (including the indenture governing the senior notes) and the debt agreements of our subsidiaries;
- covenants contained in other agreements to which we or our subsidiaries are or may become subject;
- business and tax considerations; and
- applicable law, including any restrictions under Korean law that may be imposed on MagnaChip Korea that would restrict its ability to make payments on intercompany loans from MagnaChip Semiconductor B.V.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions or payments will be adequate to pay principal and interest, and any other payments, on our outstanding senior notes, other debt or any other obligations when due, and the failure to make such payments could have a material adverse effect on our business, financial condition and results of operations.

***Restrictions on MagnaChip Korea's ability to make payments on its intercompany loans from MagnaChip Semiconductor B.V., or on its ability to pay dividends in excess of statutory limitations, could hinder our ability to make payments on our 10.500% senior notes due 2018.***

We anticipate that payments under our 10.500% senior notes due 2018 will be funded in part by MagnaChip Korea's repayment of its existing loans from MagnaChip Semiconductor B.V., with MagnaChip Semiconductor

B.V. using such repayments in turn to repay the loans owed to MagnaChip Semiconductor S.A. Under the Korean Foreign Exchange Transaction Act, the minister of the Ministry of Strategy and Finance is authorized to temporarily suspend payments in foreign currencies in the event of natural calamities, wars, conflicts of arms, grave and sudden changes in domestic or foreign economic conditions, or other similar situations. In addition, under the Korean Commercial Code, a Korean company is permitted to make a dividend payment in accordance with the provisions in its articles of incorporation out of retained earnings (as determined in accordance with the Korean Commercial Code and the generally accepted accounting principles in Korea), but no more than twice a year. If MagnaChip Korea is prevented from making payments under its intercompany loans due to restrictions on payments of foreign currency or if it has an insufficient amount of retained earnings under the Korean Commercial Code to make dividend payments to MagnaChip Semiconductor B.V., we may not have sufficient funds to make payments on the senior notes.

***The indenture governing the senior notes contains, and our future debt agreements will likely contain, covenants that significantly restrict our operations.***

The indenture governing our outstanding senior notes contains, and our future debt agreements will likely contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and by limiting our ability to engage in other business activities. These covenants will place restrictions on our ability and the ability of our operating subsidiaries to, among other things:

- pay dividends, redeem shares or make other distributions with respect to equity interests, make payments with respect to subordinated indebtedness or other restricted payments;
- incur debt or issue preferred stock;
- create liens;
- make certain investments;
- consolidate, merge or dispose of all or substantially all of our assets, taken as a whole;
- sell or otherwise transfer or dispose of assets, including equity interests of our subsidiaries;
- enter into sale-leaseback transactions;
- enter into transactions with our affiliates; and
- designate our subsidiaries as unrestricted subsidiaries.

In addition, our future debt agreements will likely contain financial ratios and other financial conditions tests. Our ability to meet those financial ratios and tests could be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under such debt agreements. Upon the occurrence of an event of default under such debt agreements, our lenders under such agreements could elect to declare all amounts outstanding under such debt agreements to be immediately due and payable and terminate all commitments to extend further credit.

***Investor confidence may be adversely impacted if we fail to achieve and maintain effective internal control over financial reporting or disclosure controls and procedures or are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and as a result, the value of our securities could decline.***

Beginning with our fiscal year ending December 31, 2011, we are subject to rules adopted by the Securities Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, which requires us to include in our Annual Report on Form 10-K our management's report on, and assessment of the effectiveness of, our internal control over financial reporting.

If we fail to maintain the adequacy of our internal control over financial reporting, there is a risk that we will have additional material weaknesses in the future. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the New York Stock Exchange, or NYSE, or other regulatory authorities or in stockholder litigation. Any of these factors ultimately could harm our business and could negatively impact the market price of our securities. Ineffective control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We are also required to periodically assess and report on the adequacy of our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, with the participation of it Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. See "Item 9A. Controls and Procedures."

***We may need to incur impairment and other restructuring charges, which could materially affect our results of operations and financial conditions.***

During industry downturns and for other reasons, we may need to record impairment or restructuring charges. From November 9, 2009, the date we emerged from Chapter 11 reorganization proceedings, through December 31, 2011, we recognized aggregate restructuring and impairment charges of $6.1 million, which consisted of $4.5 million of impairment charges and $1.6 million of restructuring charges. In the future, we may need to record additional impairment charges or to further restructure our business or incur additional restructuring charges, any of which could have a material adverse effect on our results of operations or financial condition.

***We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.***

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Even if the final outcome of these legal claims does not have a material adverse effect on our financial position, results of operations or cash flows, defense and settlement costs can be substantial. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

***The price of our common stock may be volatile and you may lose all or a part of your investment.***

The trading price of our common stock might be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

- actual or anticipated variations in our results of operations from quarter to quarter or year to year;

- announcements by us or our competitors of significant agreements, technological innovations or strategic alliances;
- changes in recommendations or estimates by any securities analysts who follow our securities;
- addition or loss of significant customers;
- recruitment or departure of key personnel;
- changes in economic performance or market valuations of competing companies in our industry;
- price and volume fluctuations in the overall stock market;
- market conditions in our industry, end markets and the economy as a whole;
- subsequent sales of stock and other financings; and
- litigation, legislation, regulation or technological developments that adversely affect our business.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation often has been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management's attention. You may not receive a positive return on your investment when you sell your shares, and you could lose some or the entire amount of your investment.

***Control by principal stockholders could adversely affect our other stockholders.***

Based upon the number of shares of common stock outstanding as of December 31, 2011, our executive officers, directors and funds affiliated with Avenue collectively beneficially owned approximately 55.0% of our common stock, excluding shares of common stock issuable upon exercise of outstanding options and warrants, and 56.3% of our common stock, including shares of common stock issuable upon exercise of outstanding options and warrants that are exercisable within sixty days of December 31, 2011. In addition, Avenue currently has three employees serving as members of our seven-member board of directors. Therefore, Avenue will continue to have significant influence over our affairs for the foreseeable future, including influence over the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets

Our concentration of ownership will limit the ability of other stockholders to influence corporate matters and, as a result. we may take actions that our non-sponsor stockholders do not view as beneficial. For example, our concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Under our certificate of incorporation, our non-employee directors and non-employee holders of five percent or more of our outstanding common stock do not have a duty to refrain from engaging in a corporate opportunity in the same or similar activities or lines of business as those engaged in by us, our subsidiaries and other related parties. Also, we have renounced any interest or expectancy in such business opportunities even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted an opportunity to do so.

***We are controlled by Avenue, whose interests in our business may conflict with yours, and we are a "controlled company" within the meaning of NYSE rules.***

As of December 31, 2011, Avenue beneficially owned approximately 20,789,539 shares, or 54.0%, of our outstanding common stock, including shares of common stock issuable upon the exercise of outstanding options and warrants that are exercisable within sixty days of December 31, 2011. Accordingly, Avenue is able to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. Because of the equity ownership of Avenue, we are considered a "controlled company" for purposes of the NYSE listing requirements. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies. The NYSE independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest with management that could influence their actions as directors. It is possible that the interests of Avenue may in some circumstances conflict with our interests and the interests of our other stockholders.

***There is a concentration of ownership of our common stock, and future sales of significant amounts of our common stock could negatively affect our stock price, even if our business is doing well.***

As of December 31, 2011, Avenue beneficially owned approximately 20,789,539 shares, or 54.0%, of our outstanding common stock. All of our currently outstanding shares that were issued pursuant to Section 1145 of the U.S. Bankruptcy Code, including Avenue's shares, are eligible for sale from time to time under Rule 144, Rule 701 or Section 4(1) of the Securities Act, subject only to the limitations on affiliate sales. If any of our current stockholders, including Avenue, sells or is perceived by the market as intending to sell substantial amounts of our common stock, the market price of our common stock could drop significantly, even if our business is doing well.

***Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.***

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

- authorize our board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine;
- divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;
- permit directors to be removed only for cause by a majority vote;
- prohibit action by written consent of our stockholders;
- prohibit any person other than our board of directors, the chairman of our board of directors, our Chief Executive Officer or holders of at least 25% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to call a special meeting of our stockholders; and
- specify advance notice requirements for stockholder proposals and director nominations.

In addition we are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board of directors before the date the interested stockholder attained that status;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
- on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;
- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

***We do not intend to pay dividends for the foreseeable future, and therefore, investors should rely on sales of their common stock as the only way to realize any future gains on their investments.***

We do not intend to pay any cash dividends in the foreseeable future. The payment of cash dividends on common stock is restricted under the terms of the indenture for our senior notes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.



### Item 1B. Unresolved Staff Comments

Not Applicable.

### Item 2. Properties

Our manufacturing operations consist of three fabrication facilities located in Korea at two sites in Cheongju and one in Gumi. Our facilities have a combined capacity of approximately 136,000 eight-inch equivalent wafers per month. We manufacture wafers utilizing geometries ranging from 0.11 to 2.0 micron. The Cheongju facilities have three main buildings totaling 164,058 square meters devoted to manufacturing and development. The Gumi facility has one main building with 41,022 square meters devoted to manufacturing, testing and packaging.

In addition to our fabrication facilities, we lease facilities in Seoul, Korea, and Cupertino, California. Each of these facilities includes administration, sales and marketing and research and development functions. We lease sales and marketing offices through our subsidiaries in several other countries.

The ownership of our wafer manufacturing assets is an important component of our business strategy. Maintaining manufacturing control enables us to develop proprietary, differentiated products and results in higher production yields, as well as shortened design and production cycles. We believe our facilities are suitable and adequate for the conduct of our business for the foreseeable future and that we have sufficient production capacity to service our business as currently contemplated without significant capital investment.

A substantial majority of our assembly, test and packaging services for our Display Solutions business and all of such services for our Power Solutions business are outsourced with the balance handled in-house. Our independent providers of these services are located in Korea, China, Malaysia and Thailand. The relative cost of outsourced services, as compared to in-house services, depends upon many factors specific to each product and circumstance. However, we generally incur higher costs for outsourced services, which can result in lower margins.

Although we own our manufacturing facilities, we are party to a land lease and easement agreement with Hynix pursuant to which we lease the land for our facilities in Cheongju, Korea from Hynix for an indefinite term. Because we share certain facilities with Hynix, several services that are essential to our business are provided to us by or through Hynix under our general service supply agreement with Hynix. These services include electricity, bulk gases and de-ionized water, campus facilities and housing, wastewater and sewage management, environmental safety and certain utilities and infrastructure support services. The services agreement continues for an indefinite term subject to each party having a right to terminate in the event of an uncured breach by the other party.

**Item 3. Legal Proceedings**

We are subject to lawsuits and claims that arise in the ordinary course of business and intellectual property litigation and infringement claims. Intellectual property litigation and infringement claims, in particular, could cause us to incur significant expenses or prevent us from selling our products. We are currently not involved in any legal proceedings the outcome of which we believe would have a material adverse effect on our business, financial condition or results of operations.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "MX." Our common stock has not traded on the NYSE during any prior period. Our initial public offering price on March 10, 2011 was $14.00. On March 5, 2012, the last reported sales price of our common stock on the NYSE was $11.06 per share. The table below sets forth the reported high and low sales prices for our common stock since the MagnaChip Corporation IPO.

#### Price Range of Common Stock

| | High | Low |
|---|---|---|
| **Fiscal 2011** | | |
| First Quarter | $14.62 | $13.50 |
| Second Quarter | $15.56 | $11.26 |
| Third Quarter | $11.74 | $ 6.67 |
| Fourth Quarter | $ 8.59 | $ 5.10 |

#### Stock Performance Graph

The graph and table below compare the cumulative total stockholder return of our common shares with the cumulative total return of the S&P 500 Index and the Philadelphia Semiconductor Index (PHLX) from March 11, 2011 through December 31, 2011. The graph assumes that $100 was invested on March 11, 2011 in our common shares and in each index and that any dividends were reinvested. No cash dividends have been declared on our common shares since the MagnaChip Corporation IPO.

**Comparison of 1 Year Cumulative Total Return***

Among MagnaChip Semiconductor Corporation, the S&P 500 Index and the PHLX (By Quarter)


COMPARISON OF CUMULATIVE TOTAL RETURN
$150
$100
$50
$0
3/11/11
3/31/11
6/30/11
9/30/11
12/31/11
MagnaChip Semiconductor Corporation
S&P 500 Index
Philadelphia Semiconductor Index

* The stock performance included in this graph is not necessarily indicative of future stock performance.

**Total Return To Stockholders (Including Reinvestment of Dividends)**

**Quarterly Return Percentage**

| Company / Index | Quarter Ending 3/31/11 | 6/30/11 | 9/30/11 | 12/31/11 |
|---|---|---|---|---|
| MagnaChip Semiconductor Corporation | -1.86% | -16.22% | -41.67% | 11.31% |
| S&P 500 Index | 1.80% | 0.10% | -13.87% | 11.82% |
| Philadelphia Semiconductor Index | 2.21% | -6.18% | -17.43% | 7.56% |

**Indexed Returns**

| Company / Index | Base Period 3/11/11 | 3/31/11 | Quarter Ending 6/30/11 | 9/30/11 | 12/31/11 |
|---|---|---|---|---|---|
| MagnaChip Semiconductor Corporation | $100 | $ 98.14 | $ 82.23 | $47.97 | $53.39 |
| S&P 500 Index | $100 | $101.80 | $101.90 | $87.77 | $98.14 |
| Philadelphia Semiconductor Index | $100 | $102.21 | $ 95.90 | $79.18 | $85.17 |

**Holders**

The approximate number of record holders of our outstanding common stock as of February 29, 2012 was 72.

**Dividends**

We do not intend to pay any cash dividends on our common stock in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. The payment of cash dividends on our common stock is restricted under the terms of the indenture governing our senior notes.

On April 19, 2010, we made a $130.7 million cash distribution to our unitholders using proceeds from the sale of our senior notes. The per common unit distribution was $0.4254 or $3.4032 per share after giving effect to the corporate conversion.

**Recent Sales of Unregistered Securities**

We have converted from a Delaware limited liability company into a Delaware corporation. At the time of the corporate conversion in March 2011, all of the outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of our common stock and all of the outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of our common stock. The issuance of common stock and warrants to purchase common stock to our members in the corporate conversion were exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock and warrants were exchanged by us with our existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The issuance of common stock and warrants also was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering or, with respect to certain of our existing security holders, Regulation S thereof as an issuance to non-U.S. persons in transactions that took place outside of the U.S. In addition, as part of our corporate conversion, we converted outstanding options to purchase common units of MagnaChip Semiconductor LLC into options to purchase shares of our common stock. The issuance of such options to purchase shares of our stock pursuant to such corporate conversion was exempt from registration in reliance upon exemptions from the registration requirements provided by Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans or provided by Regulation S to non-U.S. persons in transactions that took place outside of the U.S.

## Issuer Purchases of Equity Securities

On October 11, 2011, we announced that our board of directors adopted a stock repurchase program whereby we may, subject to prevailing market conditions and other factors, repurchase up to $35.0 million of our outstanding common stock, par value $0.01 per share. The program began on October 27, 2011 and will end on October 27, 2012 unless earlier terminated by our board. The program does not require that we purchase a minimum amount of shares of our common stock and may be commenced, suspended, resumed or terminated at any time without notice. The following table summarizes our repurchases during the three months ended December 31, 2011.

| Period | Total Number of Shares (or Units) Purchased | Average Price Paid per Share (or Unit) | Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 to October 31, 2011 | — | — | — | — |
| November 1 to November 30, 2011 | 656,935 | $7.58 | 656,935 | $30,008,946.20 |
| December 1 to December 31, 2011 | 874,605 | $7.84 | 874,605 | $23,206,970.70 |
| Total | 1,531,540 | | 1,531,540 | |

## Item 6. Selected Financial Data

The following tables set forth selected historical consolidated financial data of MagnaChip Semiconductor Corporation on or as of the dates and for the periods indicated. The selected historical consolidated financial data presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes to those consolidated financial statements, appearing elsewhere in this Report.

We have derived the selected consolidated financial data as of December 31, 2011 and 2010 and for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009 from the historical audited consolidated financial statements of MagnaChip Semiconductor LLC included elsewhere in this Report. We have derived the selected consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 from the historical audited consolidated financial statements of MagnaChip Semiconductor LLC not included in this Report. The historical consolidated financial data for the year ended December 31, 2010 and the two-month period ended December 31, 2009 give retroactive effect to the corporate conversion. The historical results of MagnaChip Semiconductor Corporation for any prior period are not necessarily indicative of the results to be expected in any future period.

In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of October 25, 2009 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with the ASC 852 governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting and write-off of debt issuance costs. As a result of the application of fresh-start accounting, our financial statements prior to and including October 25, 2009 represent the operations of our pre-reorganization predecessor company and are presented separately from the financial statements of our post-reorganization successor company. As a result of the application of fresh-start accounting, the financial statements prior to and including October 25, 2009 are not fully comparable with the financial statements for periods after October 25, 2009.

| | Successor(1) | | | Predecessor | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two Month Period Ended December 31, 2009 | Ten Month Period Ended October 25, 2009 | Years Ended December 31, 2008 | Years Ended December 31, 2007 |
| | (In millions, except per common unit/share data) | | | | | |
| **Statements of Operations Data:** | | | | | | |
| Net sales | $ 772.8 | $ 770.4 | $ 111.1 | $ 449.0 | $ 601.7 | $ 709.5 |
| Cost of sales | 538.5 | 526.8 | 90.4 | 311.1 | 445.3 | 578.9 |
| Gross profit | 234.3 | 243.6 | 20.7 | 137.8 | 156.4 | 130.7 |
| Selling, general and administrative expenses | 68.4 | 66.6 | 14.5 | 56.3 | 81.3 | 82.7 |
| Research and development expenses | 76.8 | 83.5 | 14.7 | 56.1 | 89.5 | 90.8 |
| Restructuring and impairment charges | 4.1 | 2.0 | — | 0.4 | 13.4 | 12.1 |
| Special expense for IPO incentive | 12.1 | — | — | — | — | — |
| Operating income (loss) from continuing operations | 72.9 | 91.4 | (8.6) | 25.0 | (27.7) | (54.9) |
| Interest expense, net | (25.0) | (22.9) | (1.3) | (31.2) | (76.1) | (60.3) |
| Foreign currency gain (loss), net | (11.6) | 14.7 | 9.3 | 43.4 | (210.4) | (4.7) |
| Reorganization items, net | — | — | — | 804.6 | — | — |
| Loss on early extinguishment of senior notes | (5.5) | — | — | — | — | — |
| Others | (1.0) | (0.7) | — | — | — | — |
| | (43.1) | (8.9) | 8.1 | 816.8 | (286.5) | (65.0) |
| Income (loss) from continuing operations before income taxes | 29.8 | 82.5 | (0.5) | 841.8 | (314.3) | (120.0) |
| Income tax expenses | 8.0 | 8.4 | 1.9 | 7.3 | 11.6 | 8.8 |
| Income (loss) from continuing operations | 21.8 | 74.1 | (2.5) | 834.5 | (325.8) | (128.8) |
| Income (loss) from discontinued operations, net of taxes | — | — | 0.5 | 6.6 | (91.5) | (51.7) |
| Net income (loss) | $ 21.8 | $ 74.1 | $ (2.0) | $ 841.1 | $ (417.3) | $ (180.6) |
| Dividends accrued on preferred unit | — | — | — | 6.3 | 13.3 | 12.0 |
| Income (loss) from continuing operations attributable to common unit/share | $ 21.8 | $ 74.1 | $ (2.5) | $ 828.2 | $ (339.1) | $ (140.9) |
| Net income (loss) attributable to common unit/share | $ 21.8 | $ 74.1 | $ (2.0) | $ 834.8 | $ (430.6) | $ (192.6) |
| Per unit/share data: | | | | | | |
| Earnings (loss) from continuing operations per common unit/ share— | | | | | | |
| Basic | $ 0.56 | $ 1.96 | $ (0.07) | $ 15.65 | $ (6.43) | $ (2.69) |
| Diluted | $ 0.55 | $ 1.89 | $ (0.07) | $ 15.65 | $ (6.43) | $ (2.69) |
| Earnings (loss) from discontinued operations per common unit/share— | | | | | | |
| Basic and diluted | $ — | $ — | $ 0.02 | $ 0.12 | $ (1.73) | $ (0.99) |
| Earnings (loss) per common unit/share— | | | | | | |
| Basic | $ 0.56 | $ 1.96 | $ (0.05) | $ 15.77 | $ (8.16) | $ (3.68) |
| Diluted | $ 0.55 | $ 1.89 | $ (0.05) | $ 15.77 | $ (8.16) | $ (3.68) |
| Weighted average number of common units/shares | | | | | | |
| Basic | 38.776 | 37.836 | 37.608 | 52.923 | 52.769 | 52.297 |
| Diluted | 39.775 | 39.144 | 37.608 | 52.923 | 52.769 | 52.297 |
| **Balance Sheet Data (at period end):** | | | | | | |
| Cash and cash equivalents | $ 162.1 | $ 172.2 | $ 64.9 | | $ 4.0 | $ 64.3 |
| Total assets | 602.7 | 625.7 | 453.3 | | 399.2 | 707.9 |
| Total indebtedness(2) | 201.4 | 246.9 | 61.8 | | 845.0 | 830.0 |
| Long-term obligations(3) | 201.4 | 250.0 | 61.5 | | 143.2 | 879.4 |
| Stockholders'/Unitholders' equity | 166.7 | 162.9 | 215.7 | | (787.8) | (477.5) |
| **Supplemental Data (unaudited):** | | | | | | |
| Adjusted EBITDA(4) | $ 142.5 | $ 157.9 | $ 22.1 | $ 76.6 | | |
| Adjusted Net Income (Loss)(5) | 66.4 | 89.2 | 13.3 | 9.3 | | |

(1) As of October 25, 2009, the fresh-start adoption date, we adopted fresh-start accounting for our consolidated financial statements. Because of the emergence from reorganization proceedings and adoption of fresh-start accounting, the historical financial information for periods after October 25, 2009 is not fully comparable to periods before October 25, 2009. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Changes to Our Business."

(2) Total indebtedness is calculated as long and short-term borrowings, including the current portion of long-term borrowings.
(3) Long-term obligations include long-term borrowings, capital leases and redeemable convertible preferred units.
(4) We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes. See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

- Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring items that we do not consider to be indicative of our core ongoing operating performance;
- we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;
- we anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA; and
- we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to that of other companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

- for planning purposes, including the preparation of our annual operating budget;
- to evaluate the effectiveness of our enterprise level business strategies;
- in communications with our board of directors concerning our consolidated financial performance; and
- in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In millions) | | | |
| Net income (loss) | $ 21.8 | $ 74.1 | $ (2.0) | $ 841.1 |
| Less: Income from discontinued operations, net of taxes | — | — | 0.5 | 6.6 |
| Income (loss) from continuing operations | 21.8 | 74.1 | (2.5) | 834.5 |
| Adjustments: | | | | |
| Depreciation and amortization associated with continuing operations | 51.2 | 58.4 | 11.2 | 37.7 |
| Interest expense, net | 25.0 | 22.9 | 1.3 | 31.2 |
| Income tax expenses | 8.0 | 8.4 | 1.9 | 7.3 |
| Restructuring and impairment charges(a) | 4.1 | 2.0 | — | 0.4 |
| Other restructuring charges(b) | — | — | — | 13.3 |
| Reorganization items, net(c) | — | — | — | (804.6) |
| Inventory step-up(d) | — | 0.9 | 17.2 | — |
| Equity-based compensation expense(e) | 2.2 | 5.2 | 2.2 | 0.2 |
| Foreign currency loss (gain), net(f) | 11.6 | (14.7) | (9.3) | (43.4) |
| Derivative valuation loss, net(g) | 1.0 | 0.7 | — | — |
| Special expense for IPO incentive(h) | 12.1 | — | — | — |
| Loss on early extinguishment of senior notes(i) | 5.5 | — | — | — |
| Adjusted EBITDA | $142.5 | $157.9 | $22.1 | $ 76.6 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting, and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.

(b) This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and are comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.

(c) This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor's gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor's carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included elsewhere in this Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our Chapter 11 reorganization.

(d) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(e) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.

(f) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.

(g) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(h) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(i) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

- Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

(5) We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance.

We present Adjusted Net Income for a number of reasons, including:

- we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;
- we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and
- we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.
- Adjusted Net Income is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In millions) | | | |
| Net income (loss) | $21.8 | $ 74.1 | $ (2.0) | $ 841.1 |
| Less: Income from discontinued operations, net of taxes | — | — | 0.5 | 6.6 |
| Income (loss) from continuing operations | 21.8 | 74.1 | (2.5) | 834.5 |
| Adjustments: | | | | |
| Restructuring and impairment charges(a) | 4.1 | 2.0 | — | 0.4 |
| Other restructuring charges(b) | — | — | — | 13.3 |
| Reorganization items, net(c) | — | — | — | (804.6) |
| Inventory step-up(d) | — | 0.9 | 17.2 | — |
| Equity-based compensation expense(e) | 2.2 | 5.2 | 2.2 | 0.2 |
| Amortization of intangibles associated with continuing operations(f) | 8.1 | 21.0 | 5.6 | 8.8 |
| Foreign currency loss (gain), net(g) | 11.6 | (14.7) | (9.3) | (43.4) |
| Derivative valuation loss, net(h) | 1.0 | 0.7 | — | — |
| Special expense for IPO incentive(i) | 12.1 | — | — | — |
| Loss on early extinguishment of senior notes(j) | 5.5 | — | — | — |
| Adjusted Net Income (Loss) | $66.4 | $ 89.2 | $13.3 | $ 9.3 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4



Form 10-K

million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.

(b) This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.

(c) This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor's gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor's carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included elsewhere in this Report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our reorganization proceedings.

(d) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(e) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.

(f) This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the purchase accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings. We do not believe these non-cash amortization expenses for intangibles are indicative of our core ongoing operating performance because the assets would not have been capitalized on our balance sheet but for the application of purchase accounting or fresh-start accounting, as applicable.

(g) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.

(h) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(i) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(j) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted Net Income does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted Net Income does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;
- Adjusted Net Income does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted Net Income only supplementally.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this Report. This discussion and analysis contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this Report.*

### Overview

We are a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. We believe we have one of the broadest and deepest analog and mixed-signal semiconductor technology platforms in the industry, supported by our 30-year operating history, large portfolio of approximately 2,975 registered novel patents and 425 pending novel patent applications and extensive engineering and manufacturing process expertise. Our business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our Display Solutions products include display drivers that cover a wide range of flat panel displays and multimedia devices. Our Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

Our wide variety of analog and mixed-signal semiconductor products and manufacturing services combined with our deep technology platform allows us to address multiple high-growth end markets and to rapidly develop and introduce new products and services in response to market demands. Our substantial manufacturing operations in Korea and design center in Korea place us at the core of the global consumer electronics supply chain. We believe this enables us to quickly and efficiently respond to our customers' needs and allows us to better service and capture additional demand from existing and new customers.

To maintain and increase our profitability, we must accurately forecast trends in demand for consumer electronics products that incorporate semiconductor products we produce. We must understand our customers' needs as well as the likely end market trends and demand in the markets they serve. We must balance the likely manufacturing utilization demand of our product businesses and foundry business to optimize our facilities utilization. We must also invest in relevant research and development activities and manufacturing capacity and purchase necessary materials on a timely basis to meet our customers' demand while maintaining our target margins and cash flow.

The semiconductor markets in which we participate are highly competitive. The prices of our products tend to decrease regularly over their useful lives, and such price decreases can be significant as new generations of products are introduced by us or our competitors. We strive to offset the impact of declining selling prices for existing products through cost reductions and the introduction of new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to mitigate the risk of losses from product obsolescence.

Demand for our products and services is driven primarily by overall demand for consumer electronics products and can be adversely affected by periods of weak consumer spending or by market share losses by our customers. To mitigate the impact of market volatility on our business, we seek to address market segments and geographies with higher growth rates than the overall consumer electronics industry. We expect to derive a meaningful portion of our growth from growing demand in such markets. We also expect that new competitors will emerge in these markets that may place increased pressure on the pricing for our products and services, but we believe that we will be able to successfully compete based upon our higher quality products and services and that the impact from the increased competition will be more than offset by increased demand arising from such markets. Further, we believe we are well-positioned competitively as a result of our long operating history, existing manufacturing capacity and our Korea-based operations.

Within our Display Solutions and Power Solutions segments, net sales are driven by design wins in which we or another company is selected by an electronics OEM or other potential customer to supply its demand for a particular product. A customer will often have more than one supplier designed in to multi-source components for a particular product line. Once designed in, we often specify the pricing of a particular product for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which our products are used, the inventory levels maintained by our customers and in some cases, allocation of demand for components for a particular product among selected qualified suppliers.

Within the Semiconductor Manufacturing Services business, net sales are driven by customers' decisions on which manufacturing services provider to use for a particular product. Most of our Semiconductor Manufacturing Services customers are fabless and depend upon service providers like us to manufacture their products. A customer will often have more than one supplier of manufacturing services; however, they tend to allocate a majority of manufacturing volume to one of their suppliers. We strive to be the primary supplier of manufacturing services to our customers. Once selected as a primary supplier, we often specify the pricing of a particular service on a per wafer basis for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which the products we manufacture for customers are used, the inventory levels maintained by our customers and in some cases, allocation of demand for manufacturing services among selected qualified suppliers.

In contrast to fabless semiconductor companies, our internal manufacturing capacity provides us with greater control over manufacturing costs and the ability to implement process and production improvements which can favorably impact gross profit margins. Our internal manufacturing capacity also allows for better control over delivery schedules, improved consistency over product quality and reliability and improved ability to protect intellectual property from misappropriation. However, having internal manufacturing capacity exposes us to the risk of under-utilization of manufacturing capacity which results in lower gross profit margins, particularly during downturns in the semiconductor industry.

Our products and services require investments in capital equipment. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by the design and process implementation expertise rather than the use of the most advanced equipment. These processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. Additionally, the performance of many of our products is not necessarily dependent on geometry. As a result, our manufacturing base and strategy does not require substantial investment in leading edge process equipment, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments. Generally, incremental capacity expansions in our segment of the market result in more moderate industry capacity expansion as compared to leading edge processes. As a result, this market, and we, specifically, are less likely to experience significant industry overcapacity, which can cause product prices to plunge dramatically. In general, we seek to invest in manufacturing capacity that can be used for multiple high-value applications over an extended period of time. We believe this capital investment strategy enables us to optimize our capital investments and facilitates deeper and more diversified product and service offerings.

Our success going forward will depend upon our ability to adapt to future challenges such as the emergence of new competitors for our products and services or the consolidation of current competitors. Additionally, we must innovate to remain ahead of, or at least rapidly adapt to, technological breakthroughs that may lead to a significant change in the technology necessary to deliver our products and services. We believe that our established relationships and close collaboration with leading customers enhance our visibility into new product opportunities, market and technology trends and improve our ability to meet these challenges successfully. In our Semiconductor Manufacturing Services business, we strive to maintain competitiveness and our position as a primary manufacturing services provider to our customers by offering high value added, unique processes, high flexibility and excellent service.

***Controls and Procedures***

In connection with the audits of our consolidated financial statements for the ten-month period ended October 25, 2009 and two-month period ended December 31, 2009, our independent registered public accounting firm reported two control deficiencies which represented a material weakness in our internal control over financial reporting. The two control deficiencies were that we did not have a sufficient number of financial personnel with requisite financial accounting experience and that our internal controls over non-routine transactions were not effective to ensure that accounting considerations are identified and appropriately recorded. We identified and took steps to remediate this material weakness. Based on assessments of the remediation actions taken, our management concluded that those two control deficiencies which represented a material weakness no longer existed as of December 31, 2010. See "Item 9A. Controls and Procedures" for management's remediation initiatives.

***Recent Developments***

On June 12, 2009, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to address the growing demands on our cash flow resulting from our long-term indebtedness. Our plan of reorganization went effective and we emerged from the reorganization proceeding on November 9, 2009. As a result of the plan of reorganization, our indebtedness was reduced from $845.0 million immediately prior to the effectiveness of our plan of reorganization to $61.8 million as of December 31, 2009.

In connection with our emergence from reorganization proceedings, we implemented fresh-start accounting in accordance with ASC 852 governing reorganizations. We elected to adopt a convenience date of October 25, 2009 (a month end for our financial reporting purposes) for application of fresh-start accounting. In accordance with ASC 852 governing reorganizations, we recorded largely non-cash reorganization income and expense items directly associated with our reorganization proceedings including professional fees, the revaluation of assets, the effects of our reorganization plan and fresh-start accounting, and write-off of debt issuance costs.

On April 9, 2010, we completed the sale of $250.0 million in aggregate principal amount of 10.500% senior notes due 2018, which we refer to as the senior notes. Of the $238.4 million of net proceeds, $130.7 million was used to make a distribution to our equityholders and $61.6 million was used to repay all outstanding borrowings under our term loan. The remaining proceeds of $46.1 million were retained to fund working capital and for general corporate purposes.

In March 2011, we completed an initial public offering, which we refer to as the "MagnaChip Corporation IPO," of 9,500,000 shares of common stock, and we listed on the NYSE. All shares were sold in the form of depositary shares and each depositary share represented an ownership interest in one share of common stock. Of the 9,500,000 shares, 950,000 shares were newly issued by us and 8,550,000 shares were sold by selling stockholders. All outstanding depositary shares were automatically cancelled on April 24, 2011 and the underlying shares of common stock were issued to the holders of such cancelled depositary shares. We received $12.4 million of proceeds from the issuance of the new shares of common stock after deducting underwriters' discounts and commissions, and we did not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We incurred $10.8 million of MagnaChip Corporation IPO expenses that were recorded as decrease of additional paid-in capital in our consolidated balance sheets.

Prior to the MagnaChip Corporation IPO, our board of directors and the holders of a majority of our outstanding common units converted MagnaChip Semiconductor LLC from a Delaware limited liability company to MagnaChip Semiconductor Corporation, a Delaware corporation. In connection with the corporate conversion, outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of MagnaChip Semiconductor Corporation, outstanding options to purchase common units of MagnaChip Semiconductor LLC were automatically converted into options to purchase shares of common stock of MagnaChip Semiconductor Corporation and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of MagnaChip Semiconductor Corporation, all at a ratio of one share of common stock for eight common units.

On May 16, 2011, two of our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35.0 million out of $250.0 million aggregate principal amount of our senior notes then outstanding at a price of 109.0% from funds affiliated with Avenue Capital Management II, L.P. In connection with the May 2011 repurchase of the senior notes, the Company recognized $4.1 million of loss on early extinguishment of senior notes, which consisted of $3.2 million from repurchase premium, $0.4 million from write-off of discounts, $0.2 million from write-off of debt issuance costs and $0.3 million from incurrence of direct legal and advisory service fees.

On September 19, 2011, two our wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $11.3 million out of $215 million aggregate principal amount of our senior notes then outstanding at a price of 107.5%. In connection with the September 2011 repurchase of the senior notes, we recognized $1.4 million of loss on early extinguishment of senior notes, which consisted of $0.9 million from repurchase premium, $0.1 million from write-off of discounts, $0.4 million from write-off of debt issuance costs.

On October 11, 2011, we announced that our board of directors adopted a stock repurchase program whereby we may, subject to prevailing market conditions and other factors, repurchase up to $35.0 million of our outstanding common stock. The stock repurchase program began on October 27, 2011 and will end on October 27, 2012 unless earlier terminated by our board. The stock repurchase program does not require that we purchase a minimum amount of shares of our common stock and may be commenced, suspended, resumed or terminated at any time without notice. As of December 31, 2011, we had purchased 1,531,540 shares of our common stock in the open market at an aggregate cost of $11.8 million.

On March 2, 2012, our Korean subsidiary, MagnaChip Semiconductor, Ltd., acquired certain assets and liabilities of a privately-held semiconductor company that designs and manufactures IGBT, Fast Recovery Diode and MOSFET modules.

***Business Segments***

We report in three separate business segments because we derive our revenues from three principal business lines: Display Solutions, Power Solutions, and Semiconductor Manufacturing Services. We have identified these segments based on how we allocate resources and assess our performance.

- ***Display Solutions:*** Our Display Solutions products include source and gate drivers and timing controllers that cover a wide range of flat panel displays used in LCD televisions and LED televisions and displays, mobile PCs and mobile communications and entertainment devices. Our display solutions support the industry's most advanced display technologies, such as LTPS and AMOLED, as well as high-volume display technologies such as TFT. Our Display Solutions business represented 43.9%, 39.7% and 50.5% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.
- ***Power Solutions:*** Our Power Solutions segment produces power management semiconductor products including discrete and integrated circuit solutions for power management in high-volume consumer applications. These products include MOSFETs, LED drivers, DC-DC converters, analog switches and linear regulators, such as low-dropout regulators, or LDOs. Our Power Solutions products are designed for applications such as mobile phones, LCD televisions, and desktop computers, and allow electronics

manufacturers to achieve specific design goals of high efficiency and low standby power consumption. Going forward, we expect to continue to expand our power management product portfolio. Our Power Solutions business represented 12.0%, 7.4% and 2.2% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

- *Semiconductor Manufacturing Services:* Our Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services to fabless semiconductor companies that serve the consumer, computing and wireless end markets. We manufacture wafers based on our customers' product designs. We do not market these products directly to end customers but rather supply manufactured wafers and products to our customers to market to their end customers. We offer approximately 278 process flows to our manufacturing services customers. We also often partner with key customers to jointly develop or customize specialized processes that enable our customers to improve their products and allow us to develop unique manufacturing expertise. Our manufacturing services are targeted at customers who require differentiated, specialty analog and mixed-signal process technologies such as high voltage CMOS, embedded memory and power. These customers typically serve high-growth and high-volume applications in the consumer, computing and wireless end markets. Our Semiconductor Manufacturing Services business represented 43.8%, 52.6% and 46.7% of our net sales for the fiscal years ended December 31, 2011, 2010 and 2009 (on a combined basis), respectively.

**Additional Business Metrics Evaluated by Management**

***Adjusted EBITDA and Adjusted Net Income***

We use the terms Adjusted EBITDA and Adjusted Net Income throughout this Report. Adjusted EBITDA, as we define it, is a non-GAAP measure. We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes.

We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

We present Adjusted EBITDA as a supplemental measure of our performance because:

- Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance;
- we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;
- our investor and analyst presentations include Adjusted EBITDA; and
- we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

- for planning purposes, including the preparation of our annual operating budget;
- to evaluate the effectiveness of our enterprise level business strategies;
- in communications with our board of directors concerning our consolidated financial performance; and
- in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We present Adjusted Net Income for a number of reasons, including:

- we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;
- we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and
- we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.

In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in our presentation of Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA and Adjusted Net Income are not measures defined in accordance with GAAP and should not be construed as an alternative to operating income, cash flows from operating activities or net income (loss), as determined in accordance with GAAP.

Our Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2011 were $142.5 million and $66.4 million, respectively. Our Adjusted EBITDA and Adjusted Net Income for the year ended December 31, 2010 were $157.9 million and $89.2 million, respectively. Our Adjusted EBITDA and Adjusted Net Income for the combined twelve-month period ended December 31, 2009 were $98.7 million and $22.6 million, respectively

### Factors Affecting Our Results of Operations

***Net Sales.*** We derive a majority of our sales (net of sales returns and allowances) from three reportable segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Our product inventory is primarily located in Korea and is available for drop shipment globally. Outside of Korea, we maintain limited product inventory, and our sales representatives generally relay orders to our factories in Korea for fulfillment. We have strategically located our sales and technical support offices near concentrations of major customers. Our sales offices are located in Hong Kong, Japan, Korea, Taiwan, China and the United States. Our network of authorized agents and distributors consists of agents in the United States and Europe and distributors and agents in the Asia Pacific region. Our net sales from All other consist principally of rental income and the disposal of waste materials and, to a limited extent in 2011, semiconductor processing services for one customer where we completed a limited number of process steps, rather than the entire production process, which we refer to as unit processing.

We recognize revenue when risk and reward of ownership passes to the customer either upon shipment, upon product delivery at the customer's location or upon customer acceptance, depending on the terms of the arrangement. For the years ended December 31, 2011 and 2010, our net sales to our ten largest customers represented 63% and 63% of our net sales, respectively. We have a combined production capacity of over 136,000 eight-inch equivalent semiconductor wafers per month. We believe our large-scale, cost-effective fabrication facilities enable us to rapidly adjust our production levels to meet shifts in demand by our end customers.

***Gross Profit.*** Our overall gross profit generally fluctuates as a result of changes in overall sales volumes and in the average selling prices of our products and services. Other factors that influence our gross profit include changes in product mix, the introduction of new products and services and subsequent generations of existing products and services, shifts in the utilization of our manufacturing facilities and the yields achieved by our manufacturing operations, changes in material, labor and other manufacturing costs and variation in depreciation expense. Gross profit varies by our operating segments.

***Average Selling Prices.*** Average selling prices for our products tend to be highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by next generation products. We strive to offset the impact of declining selling prices for existing products through our product development activities and by introducing new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to preclude losses from product and productive capacity obsolescence.

***Material Costs.*** Our cost of sales consists of costs of raw materials, such as silicon wafers, chemicals, gases and tape, packaging supplies, equipment maintenance and depreciation expenses. We use processes that require specialized raw materials, such as silicon wafers, that are generally available from a limited number of suppliers. If demand increases or supplies decrease, the costs of our raw materials could significantly increase.

***Labor Costs.*** A significant portion of our employees are located in Korea. Under Korean labor laws, most employees and certain executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2011, approximately 98.4% of our employees were eligible for severance benefits.

***Depreciation Expense.*** We periodically evaluate the carrying values of long-lived assets, including property, plant and equipment and intangible assets, as well as the related depreciation periods. We depreciated our property, plant and equipment using the straight-line method over the estimated useful lives of our assets. Depreciation rates vary from 30-40 years on buildings to five to 12 years for certain equipment and assets. Our evaluation of carrying values is based on various analyses including cash flow and profitability projections. If our projections indicate that future undiscounted cash flows are not sufficient to recover the carrying values of the related long-lived assets, the carrying value of the assets is impaired and will be reduced, with the reduction charged to expense so that the carrying value is equal to fair value.

Prior to July 1, 2011, we depreciated machinery and measurement equipment using the straight-line method over 5 to 10 years. However, based on an evaluation of the appropriateness of depreciable lives including a review of historical usage and an expansion of our Power Solutions business, we determined that machinery and measurement equipment have a longer life than previously estimated. As a result, we changed the estimate of depreciable lives for machinery and measurement equipment to 10 to 12 years. The purpose of this change was to more accurately reflect the productive life of these assets. In accordance with ASC 250-10-45, "Accounting Changes and Error Corrections," the change in life has been accounted for as a change in accounting estimate on a prospective basis from July 1, 2011. As a result of the change in the estimated life of machinery and measurement equipment, cost of sales was $4.8 million lower, net income was $5.2 million higher and net income per diluted share was $0.13 higher for the year ended December 31, 2011.

***Selling Expenses.*** We sell our products worldwide through a direct sales force as well as a network of sales agents and representatives to OEMs, including major branded customers and contract manufacturers, and indirectly through distributors. Selling expenses consist primarily of the personnel costs for the members of our direct sales force, a network of sales representatives and other costs of distribution. Personnel costs include base salary, benefits and incentive compensation. As incentive compensation is tied to various net sales goals, it will increase or decrease with net sales.

***General and Administrative Expenses.*** General and administrative expenses consist of the costs of various corporate operations, including finance, legal, human resources and other administrative functions. These expenses primarily consist of payroll-related expenses, consulting and other professional fees and office facility-related expenses. Historically, our selling, general and administrative expenses have remained relatively constant as a percentage of net sales, and we expect this trend to continue in the future.

***Research and Development.*** The rapid technological change and product obsolescence that characterize our industry require us to make continuous investments in research and development. Product development time frames vary but, in general, we incur research and development costs one to two years before generating sales from the associated new products. These expenses include personnel costs for members of our engineering workforce, cost of photomasks, silicon wafers and other non-recurring engineering charges related to product design. Additionally, we develop base-line process technology through experimentation and through the design and use of characterization wafers that help achieve commercially feasible yields for new products. The majority of research and development expenses are for process development that serves as a common technology platform for all of our product segments. Consequently, we do not allocate these expenses to individual segments.

***Restructuring and Impairment Charges.*** We evaluate the recoverability of certain long-lived assets and in-process research and development assets on a periodic basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In our efforts to improve our overall profitability in future periods, we have closed or otherwise impaired, and may in the future close or impair, facilities that are underutilized and that are no longer aligned with our long-term business goals.

***Interest Expense, Net.*** Our interest expense was incurred primarily under our senior notes. In April 2010, we repaid our term loan with a portion of the proceeds from our sale of $250.0 million in aggregate principal amount of 10.500% senior notes due 2018. We repurchased $35.0 million and $11.3 million of such senior notes in May and September 2011, respectively.

***Impact of Foreign Currency Exchange Rates on Reported Results of Operations.*** Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars converted from our non-U.S. revenues and expenses based on monthly average exchange rates, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income (loss) to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary enters into foreign currency option, forward and zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency option, forward and zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency option, forward and zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These option, forward and zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our long-term debt rating falls below B-/B3 or if our total cash and cash equivalents is less than $30.0 million at the end of a fiscal quarter. We cannot assure you that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

***Foreign Currency Gain or Loss.*** Foreign currency translation gains or losses on transactions by us or our subsidiaries in a currency other than our or our subsidiaries' functional currency are included in our statements of operations as a component of other income (expense). A substantial portion of this net foreign currency gain or loss relates to non-cash translation gain or loss related to the principal balance of intercompany balances at our Korean subsidiary that are denominated in U.S. dollars. This gain or loss results from fluctuations in the exchange rate between the Korean won and U.S. dollar.

***Income Taxes.*** We record our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. We exercise significant management judgment in determining our provision for income taxes, deferred tax assets and liabilities. We assess whether it is more likely than not that the deferred tax assets existing at the period-end will be realized in future periods. In such assessment, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. In the event, we were to determine that it would be able to realize the deferred income tax assets in the future in excess of their net recorded amount, we would adjust the valuation allowance, which would reduce the provision for income taxes. Our income tax expense has been low in absolute dollars and as a percentage of net sales principally due to the availability of tax loss carry-forwards.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions including Korea. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

***Capital Expenditures.*** We invest in manufacturing equipment, software design tools and other tangible and intangible assets for capacity expansion and technology improvement. Capacity expansions and technology improvements typically occur in anticipation of seasonal increases in demand. We typically pay for capital expenditures in partial installments with portions due on order, delivery and final acceptance. Our capital expenditures include our payments for the purchase of property, plant and equipment as well as payments for the registration of intellectual property rights.

***Inventories.*** We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to predict demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

***Principles of Consolidation.*** Our consolidated financial statements include the accounts of our company and our wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

***Segments.*** We operate in three segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. Net sales for the All other category primarily relate to certain business activities that do not constitute operating or reportable segments.

## Results of Operations

The following table sets forth, for the periods indicated, certain information related to our operations, expressed in U.S. dollars and as a percentage of our net sales:

| | Successor Company | | | | | | Predecessor Company | |
|---|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | | Two-Month Period Ended December 31, 2009 | | Ten-Month Period Ended October 25, 2009 | |
| | Amount | % of net sales | Amount | % of net sales | Amount | % of net sales | Amount | % of net sales |
| | (In millions) | | | | | | | |
| Consolidated statements of operations data: | | | | | | | | |
| Net sales | $772.8 | 100.0% | $770.4 | 100.0% | $111.1 | 100.0% | $449.0 | 100.0% |
| Cost of sales | 538.5 | 69.7 | 526.8 | 68.4 | 90.4 | 81.4 | 311.1 | 69.3 |
| Gross profit | 234.3 | 30.3 | 243.6 | 31.6 | 20.7 | 18.6 | 137.8 | 30.7 |
| Selling, general and administrative expenses | 68.4 | 8.8 | 66.6 | 8.6 | 14.5 | 13.1 | 56.3 | 12.5 |
| Research and development expenses | 76.8 | 9.9 | 83.5 | 10.8 | 14.7 | 13.3 | 56.1 | 12.5 |
| Restructuring and impairment charges | 4.1 | 0.5 | 2.0 | 0.3 | — | — | 0.4 | 0.1 |
| Special expense for IPO incentive | 12.1 | 1.6 | — | — | — | — | — | — |
| Operating income (loss) from continuing operations | 72.9 | 9.4 | 91.4 | 11.9 | (8.6) | (7.7) | 25.0 | 5.6 |
| Interest expense, net | (25.0) | (3.2) | (22.9) | (3.0) | (1.3) | (1.1) | (31.2) | (6.9) |
| Foreign currency gain (loss), net | (11.6) | (1.5) | 14.7 | 1.9 | 9.3 | 8.4 | 43.4 | 9.7 |
| Reorganization items, net | — | — | — | — | — | — | 804.6 | 179.2 |
| Loss on early extinguishment of senior notes | (5.5) | (0.7) | — | — | — | — | — | — |
| Others | (1.0) | (0.1) | (0.7) | (0.1) | — | — | — | — |
| | (43.1) | (5.6) | (8.9) | (1.2) | 8.1 | 7.3 | 816.8 | 181.9 |
| Income (loss) from continuing operations before income taxes | 29.8 | 3.9 | 82.5 | 10.7 | (0.5) | (0.5) | 841.8 | 187.5 |
| Income tax expenses | 8.0 | 1.0 | 8.4 | 1.1 | 1.9 | 1.8 | 7.3 | 1.6 |
| Income (loss) from continuing operations | 21.8 | 2.8 | 74.1 | 9.6 | (2.5) | (2.2) | 834.5 | 185.9 |
| Income from discontinued operations, net of taxes | — | — | — | — | 0.5 | 0.5 | 6.6 | 1.5 |
| Net income (loss) | $ 21.8 | 2.8% | $ 74.1 | 9.6% | $ (2.0) | (1.8)% | $841.1 | 187.3% |
| Net Sales: | | | | | | | | |
| Display Solutions | $339.0 | 43.9% | $305.9 | 39.7% | $ 51.0 | 46.0% | $231.9 | 51.6% |
| Power Solutions | 92.5 | 12.0 | 57.3 | 7.4 | 4.7 | 4.3 | 7.6 | 1.7 |
| Semiconductor Manufacturing Services | 338.3 | 43.8 | 405.2 | 52.6 | 54.8 | 49.3 | 206.7 | 46.0 |
| All other | 3.0 | 0.4 | 2.1 | 0.3 | 0.5 | 0.5 | 2.8 | 0.6 |
| | $772.8 | 100.0% | $770.4 | 100.0% | $111.1 | 100.0% | $449.0 | 100.0% |

## Results of Operations—Comparison of Years Ended December 31, 2011 and 2010

The following table sets forth consolidated results of operations for the year ended December 31, 2011 and 2010:

| | Successor Company | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | (In millions) | | | | |
| Net sales | $772.8 | 100.0% | $770.4 | 100.0% | $ 2.4 |
| Cost of sales | 538.5 | 69.7 | 526.8 | 68.4 | 11.7 |
| Gross profit | 234.3 | 30.3 | 243.6 | 31.6 | (9.3) |
| Selling, general and administrative expenses | 68.4 | 8.8 | 66.6 | 8.6 | 1.8 |
| Research and development expenses | 76.8 | 9.9 | 83.5 | 10.8 | (6.7) |
| Restructuring and impairment charges | 4.1 | 0.5 | 2.0 | 0.3 | 2.1 |
| Special expense for IPO incentive | 12.1 | 1.6 | — | — | 12.1 |
| Operating income (loss) from continuing operations | 72.9 | 9.4 | 91.4 | 11.9 | (18.6) |
| Interest expense, net | (25.0) | (3.2) | (22.9) | (3.0) | (2.1) |
| Foreign currency gain (loss), net | (11.6) | (1.5) | 14.7 | 1.9 | (26.3) |
| Loss on early extinguishment of senior notes | (5.5) | (0.7) | — | — | (5.5) |
| Others | (1.0) | (0.1) | (0.7) | (0.1) | (0.3) |
| | (43.1) | (5.6) | (8.9) | (1.2) | (34.2) |
| Income (loss) from continuing operations before income taxes | 29.8 | 3.9 | 82.5 | 10.7 | (52.8) |
| Income tax expenses | 8.0 | 1.0 | 8.4 | 1.1 | (0.4) |
| Net income | $ 21.8 | 2.8% | $ 74.1 | 9.6% | $(52.3) |

### *Net Sales*

| | Successor Company | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | (In millions) | | | | |
| Display Solutions | $339.0 | 43.9% | $305.9 | 39.7% | $ 33.1 |
| Power Solutions | 92.5 | 12.0 | 57.3 | 7.4 | 35.2 |
| Semiconductor Manufacturing Services | 338.3 | 43.8 | 405.2 | 52.6 | (66.9) |
| All other | 3.0 | 0.3 | 2.1 | 0.3 | 1.0 |
| | $772.8 | 100.0% | $770.4 | 100.0% | $ 2.4 |

Net sales were $772.8 million for the year ended December 31, 2011, a $2.4 million, or 0.3%, increase compared to $770.4 million for the year ended December 31, 2010.

***Display Solutions.*** Net sales from our Display Solutions segment were $339.0 million for the year ended December 31, 2011, a $33.1 million, or 10.8%, increase compared to $305.9 million for the year ended December 31, 2010. The increase was primarily due to a 4.6% increase in product sales volume related to higher demand for certain consumer electronics products such as digital televisions, PCs and smart phones and a 4.5% increase in average selling prices due to an improved product mix.

***Power Solutions.*** Net sales from our Power Solutions segment were $92.5 million for the year ended December 31, 2011, a $35.2 million, or 61.6%, increase compared to $57.3 million for the year ended December 31, 2010. The increase was primarily due to a 56.5% increase in sales volume and a 3.3 % increase in average selling prices driven by an improved product mix and higher demand for MOSFET products from existing and new customers as we expanded this business.

***Semiconductor Manufacturing Services.*** Net sales from our Semiconductor Manufacturing Services segment were $338.3 million for the year ended December 31, 2011, a $66.9 million, or 16.5%, decrease compared to $405.2 million for the year ended December 31, 2010. This decrease was primarily due to a 23.3% decrease in sales volume of eight-inch equivalent wafers driven by weak market demand, which was partially offset by a 7.0% increase in average selling prices due to an improved product mix of advanced process geometry.

***All Other.*** Net sales from All other were $3.0 million for the year ended December 31, 2011, a $1.0 million, or 47.3%, increase compared to $2.1 million for the year ended December 31, 2010. This increase resulted from the disposal of waste materials.

### *Net Sales by Geographic Region*

The following table sets forth our net sales by geographic region and the percentage of total net sales represented by each geographic region for the year ended December 31, 2011, and 2010:

| | Successor Company | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | | | (In millions) | | |
| Korea | $397.3 | 51.4% | $379.1 | 49.2% | $ 18.2 |
| Asia Pacific | 218.2 | 28.2 | 222.1 | 28.8 | (3.9) |
| Japan | 58.2 | 7.5 | 57.4 | 7.5 | 0.8 |
| North America | 81.7 | 10.6 | 95.2 | 12.4 | (13.5) |
| Europe | 14.0 | 1.8 | 14.9 | 1.9 | (0.9) |
| Africa | 3.4 | 0.5 | 1.7 | 0.2 | 1.7 |
| | $772.8 | 100.0% | $770.4 | 100.0% | $ 2.4 |

Net sales in Korea for the year ended December 31, 2011 increased from $379.1 million to $397.3 million compared to the year ended December 31, 2010, or by $18.2 million, or 4.8%, primarily due to increased demand in the market for Display Solution products. Net sales in North America for the year ended December 31, 2011 decreased from $95.2 million to $81.7 million compared to the year ended December 31, 2010, or by $13.5 million, or 14.1%, primarily due to decreased demand for Semiconductor Manufacturing Services products.

### *Gross Profit*

Total gross profit was $234.3 million for the year ended December 31, 2011 compared to $243.6 million for the year ended December 31, 2010, a $9.3 million, or 3.8%, decrease. Gross profit as a percentage of net sales for the year ended December 31, 2011 decreased to 30.3% compared to 31.6% for the year ended December 31, 2010. This decrease in gross margin was primarily attributable to an increase in unit cost of sales resulting from lower utilization of manufacturing facilities in our Semiconductor Manufacturing Services segment. Cost of sales for the year ended December 31, 2011 increased by $11.7 million compared to the year ended December 31, 2010. The increase in cost of sales was primarily due to a $13.2 million increase in subcontractor costs due to the increased sales volume in our Power Solutions segment and Display Solutions segment, which was partially offset by a $5.2 million decrease in material costs due to lower sales volume driven by our Semiconductor Manufacturing Services segment.

### *Operating Expenses*

***Selling, General and Administrative Expenses.*** Selling, general, and administrative expenses were $68.4 million, or 8.8% of net sales for the year ended December 31, 2011, compared to $66.6 million, or 8.6% of net sales for the year ended December 31, 2010.

***Research and Development Expenses.*** Research and development expenses for the year ended December 31, 2011 were $76.8 million, a decrease of $6.7 million, or 8.1%, from $83.5 million for the year ended December 31, 2010. This decrease was primarily due to a $8.5 million decrease in depreciation and amortization expenses due to fully amortized existing technology in 2010. Research and development expenses as a percentage of net sales were 9.9% in the year ended December 31, 2011, compared to 10.8% in the year ended December 31, 2010.

***Restructuring and Impairment Charges.*** Restructuring and impairment charges increased by $2.1 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. Restructuring charges of $1.6 million recorded for the year ended December 31, 2011 were related to the closure of our research and development center in Japan and sales subsidiary in U.K. Impairment charges of $2.5 million for the year ended December 31, 2011 consisted of $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, and $0.5 million from one abandoned system project. Impairment charges of $2.0 million recorded in the year ended December 31, 2010 were related to impairment of in-process research and development projects, which were accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.

***Special expense for the MagnaChip Corporation IPO Incentive.*** We previously stated our intention to use part of the net proceeds from the MagnaChip Corporation IPO to make incentive payments to all employees, excluding management. The payment of such employee incentives was contingent upon the consummation of the MagnaChip Corporation IPO. We paid the MagnaChip Corporation IPO incentives in March 2011.

### *Operating Income*

As a result of the foregoing, operating income decreased by $18.6 million, or 20.2%, in the year ended December 31, 2011 compared to the year ended December 31, 2010. As discussed above, the decrease in operating income primarily resulted from the payment of a $12.1 million incentive in connection with the MagnaChip Corporation IPO, a $2.1 million increase in restructuring and impairment charges, a $9.3 million decrease in gross profit and a $1.8 million increase in selling, general and administrative expenses, which were partially offset by a $6.7 million decrease in research and development expenses.



### *Other Income (Expense)*

***Interest Expense, Net.*** Net interest expense was $25.0 million during the year ended December 31, 2011, an increase of $2.1 million compared to $22.9 million for the year ended December 31, 2010. Interest expense for the year ended December 31, 2011 was incurred primarily under our $250.0 million principal amount senior notes issued on April 9, 2010. We repurchased $35.0 million and $11.3 million out of $250.0 million aggregate principal amount of our senior notes on May 16 and September 19, 2011, respectively. Interest expense for the year ended December 31, 2010 was incurred under our $250.0 million principal amount senior notes issued on April 9, 2010 and partially incurred under our $61.6 million principal amount of new term loan, which was fully repaid on April 9, 2010.

***Foreign Currency Gain (Loss), Net.*** Net foreign currency loss for the year ended December 31, 2011 was $11.6 million, compared to net foreign currency gain of $14.7 million for the year December 31, 2010. A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany balances at our Korean subsidiary and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. Foreign currency translation gain from intercompany balances was included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates. The Korean won to U.S. dollar exchange rates were 1,153.3:1 and 1,138.9:1 using the first base rate as of December 31, 2011 and December 31, 2010, respectively, as quoted by the Korea Exchange Bank.

***Loss on early extinguishment of senior notes.*** We repurchased $35.0 million and $11.3 million out of $250.0 million aggregate principal amount of our senior notes originally outstanding on May 16 and September 19, 2011, respectively. We recognized $5.5 million of loss on early extinguishment of our senior notes, which consisted of $4.0 million from repurchase premium, $0.6 million from write-off of discounts, $0.6 million from write-off of debt issuance costs and $0.3 million from incurrence of direct legal and advisory service fees.

***Others.*** Others were comprised of gains and losses on valuation of derivatives which were designated as hedging instruments. Net loss on valuation of derivatives for the year ended December 31, 2011 represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

***Income Tax Expenses.*** Income tax expenses for the year ended December 31, 2011 were $8.0 million, compared to income tax expenses of $8.4 million for the year ended December 31, 2010. Income tax expenses for the year ended December 31, 2011 were comprised of $0.2 million of current income tax expenses, net incurred in various jurisdictions in which our overseas subsidiaries are located, $5.9 million of withholding taxes mostly accrued on intercompany interest payments, which would be utilized as foreign tax credits, but due to the uncertainty of utilization, full valuation allowance was recognized, $0.6 million of additional recognition of liabilities for uncertain tax positions and a $1.3 million income tax effect from the change of deferred tax assets.

***Net Income (Loss)***

As a result of the foregoing, net income decreased by $52.3 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. As discussed above, the decrease in net income was primarily due to a $26.3 million decrease in foreign currency gain, a $18.6 million decrease in operating income, a $2.1 million increase in interest expenses and a $5.5 million of loss on early extinguishment of senior notes, which were partially offset by a $0.4 million decrease in income tax expenses.

## Results of Operations—Comparison of Years Ended December 31, 2010 and December 31, 2009

The following table sets forth consolidated results of operations for the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009:

| | Successor Company | | | | Predecessor Company | | |
|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2010 | | Two-Month Period Ended December 31, 2009 | | Ten-Month Period Ended October 25, 2009 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | (In millions) | | | | | | |
| Net sales | $770.4 | 100.0% | $111.1 | 100.0% | $449.0 | 100.0% | $ 210.3 |
| Cost of sales | 526.8 | 68.4 | 90.4 | 81.4 | 311.1 | 69.3 | 125.3 |
| Gross profit | 243.6 | 31.6 | 20.7 | 18.6 | 137.8 | 30.7 | 85.0 |
| Selling, general and administrative expenses | 66.6 | 8.6 | 14.5 | 13.1 | 56.3 | 12.5 | (4.2) |
| Research and development expenses | 83.5 | 10.8 | 14.7 | 13.3 | 56.1 | 12.5 | 12.6 |
| Restructuring and impairment charges | 2.0 | 0.3 | — | — | 0.4 | 0.1 | 1.6 |
| Operating income (loss) from continuing operations | 91.4 | 11.9 | (8.6) | (7.7) | 25.0 | 5.6 | 75.0 |
| Interest expense, net | (22.9) | (3.0) | (1.3) | (1.1) | (31.2) | (6.9) | 9.5 |
| Foreign currency gain, net | 14.7 | 1.9 | 9.3 | 8.4 | 43.4 | 9.7 | (38.1) |
| Reorganization items, net | — | — | — | — | 804.6 | 179.2 | (804.6) |
| Others | (0.7) | (0.1) | — | — | — | — | (0.7) |
| | (8.9) | (1.2) | 8.1 | 7.3 | 816.8 | 181.9 | (833.8) |
| Income (loss) from continuing operations before income taxes | 82.5 | 10.7 | (0.5) | (0.5) | 841.8 | 187.5 | (758.8) |
| Income tax expenses | 8.4 | 1.1 | 1.9 | 1.8 | 7.3 | 1.6 | (0.9) |
| Income (loss) from continuing operations | 74.1 | 9.6 | (2.5) | (2.2) | 834.5 | 185.9 | (757.9) |
| Income from discontinued operations, net of taxes | — | — | 0.5 | 0.5 | 6.6 | 1.5 | (7.1) |
| Net income (loss) | $ 74.1 | 9.6% | $ (2.0) | (1.8)% | $841.1 | 187.3% | $(765.0) |

### *Net Sales*

| | Successor Company | | | | Predecessor Company | | |
|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2010 | | Two-Month Period Ended December 31, 2009 | | Ten-Month Period Ended October 25, 2009 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | (In millions) | | | | | | |
| Display Solutions | $305.9 | 39.7% | $ 51.0 | 46.0% | $231.9 | 51.6% | $ 22.9 |
| Power Solutions | 57.3 | 7.4 | 4.7 | 4.3 | 7.6 | 1.7 | 44.9 |
| Semiconductor Manufacturing Services | 405.2 | 52.6 | 54.8 | 49.3 | 206.7 | 46.0 | 143.8 |
| All other | 2.1 | 0.3 | 0.5 | 0.5 | 2.8 | 0.6 | (1.3) |
| | $770.4 | 100.0% | $111.1 | 100.0% | $449.0 | 100.0% | $210.3 |

Net sales were $770.4 million for the year ended December 31, 2010, a $210.3 million, or 37.6 %, increase compared to $560.1 million for the combined twelve-month period ended December 31, 2009, or $111.1 million for

Form 10-K

the two-month period ended December 31, 2009 and $449.0 million for the ten-month period ended October 25, 2009. This increase was primarily due to increases in our product sales volume driven by overall business recovery in the market and an improved product mix, which were partially offset by a decrease in average selling prices.

***Display Solutions.*** Net sales from our Display Solutions segment were $305.9 million for the year ended December 31, 2010, a $22.9 million, or 8.1%, increase compared to $282.9 million for the combined twelve-month period ended December 31, 2009, or $51.0 million for the two-month period ended December 31, 2009 and $231.9 million for the ten-month period ended October 25, 2009. The increase was primarily due to a 26.6% increase in sales volume. Sales volume increased as the consumer electronics industry began to recover from the economic slowdown and demand and shipments for certain consumer electronics products such as digital televisions, PCs and smart phones increased. This increase was partially offset by a 15.1% decrease in average selling prices, which was primarily from consumer price declines for LCD televisions, PC monitors and mobile devices.

***Power Solutions.*** Net sales from our Power Solutions segment were $57.3 million for the year ended December 31, 2010, a $44.9 million, or 362.9%, increase compared to $12.4 million for the combined twelve-month period ended December 31, 2009, or $4.7 million for the two-month period ended December 31, 2009 and $7.6 million for the ten-month period ended October 25, 2009. The increase was primarily due to a 173.5% increase in sales volume and a 69.2% increase in average selling prices driven by an improved product mix and higher demand for MOSFET products from existing and new customers as we grew this business.

***Semiconductor Manufacturing Services.*** Net sales from our Semiconductor Manufacturing Services segment were $405.2 million for the year ended December 31, 2010, a $143.8 million, or 55.0%, increase compared to $261.4 million for the combined twelve-month period ended December 31, 2009, or $54.8 million for the two-month period ended December 31, 2009 and $206.7 million for the ten-month period ended October 25, 2009. This increase was primarily due to a 52.1% increase in sales volume and 2.0% increase in average selling prices of eight-inch equivalent wafers driven by a strong market demand upside due to the recovery from the economic slowdown and an improved product mix of advanced process geometry.

***All Other.*** Net sales from All other were $2.1 million for the year ended December 31, 2010, a $1.3 million, or 38.5%, decrease compared to $3.3 million for the combined twelve-month period ended December 31, 2009, or $0.5 million for the two-month period ended December 31, 2009 and $2.8 million for the ten-month period ended October 25, 2009. This decrease resulted from lower rental income due to the relocation of one lessee of our building.

### *Net Sales by Geographic Region*

The following table sets forth our net sales by geographic region and the percentage of total net sales represented by each geographic region for the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009:

| | Successor Company | | | | Predecessor Company | | |
|---|---|---|---|---|---|---|---|
| | Year Ended December 31, 2010 | | Two-Month Period Ended December 31, 2009 | | Ten-Month Period Ended October 25, 2009 | | |
| | Amount | % of Net Sales | Amount | % of Net Sales | Amount | % of Net Sales | Change Amount |
| | (In millions) | | | | | | |
| Korea | $379.1 | 49.2% | $ 62.2 | 56.0% | $244.3 | 54.4% | $ 72.5 |
| Asia Pacific | 222.1 | 28.8 | 25.6 | 23.0 | 116.9 | 26.0 | 79.6 |
| Japan | 57.4 | 7.5 | 6.5 | 5.8 | 31.6 | 7.0 | 19.3 |
| North America | 95.2 | 12.4 | 14.9 | 13.4 | 48.5 | 10.8 | 31.8 |
| Europe | 14.9 | 1.9 | 1.9 | 1.7 | 7.7 | 1.7 | 5.4 |
| Africa | 1.7 | 0.2 | — | — | — | — | 1.7 |
| | $770.4 | 100.0% | $111.1 | 100.0% | $449.0 | 100.0% | $210.3 |

Net sales in Korea for the year ended December 31, 2010 increased compared to the combined twelve-month period ended December 31, 2009, primarily due to the overall business recovery in the market and increased demand for Display Solutions products and Semiconductor Manufacturing Services. Net sales in Asia Pacific and North America for the year ended December 31, 2010 increased compared to the combined twelve-month period ended December 31, 2009, primarily due to the overall business recovery in the market and increased demand for Semiconductor Manufacturing Services and Power Solutions products.

*Gross Profit*

Total gross profit was $243.6 million for the year ended December 31, 2010 compared to $158.5 million for the combined twelve-month period ended December 31, 2009, or $20.7 million for the two-month period ended December 31, 2009 and $137.8 million for the ten-month period ended October 25, 2009, a $85.0 million, or 53.6%, increase. Gross profit as a percentage of net sales for the year ended December 31, 2010 increased to 31.6% compared to 28.3% for the combined twelve-month period ended December 31, 2009. This increase in gross margin was primarily attributable to increased sales volume and a positive favorable impact on cost of sales in 2010 by the fresh-start inventory valuation, partially offset by lower average selling prices, which adversely impacted cost of sales to a greater extent than the favorable impact on net sales. Cost of sales for the year ended December 31, 2010 increased by $125.3 million compared to the combined twelve-month period ended December 31, 2009. The increase in cost of sales was primarily due to a $27.0 million increase in material costs, a $40.0 million increase in labor costs resulting from the increased sales volume and the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009, a $16.9 million increase in subcontractor costs due to the increased sales volume and a $22.4 million increase in overhead costs related to maintenance, repair and supplies expense incurred for maintaining higher levels of utilization of our manufacturing facilities.

*Operating Expenses*

***Selling, General and Administrative Expenses.*** Selling, general, and administrative expenses were $66.6 million, or 8.6% of net sales for the year ended December 31, 2010, compared to $70.8 million, or 12.6% of net sales for the combined twelve-month period ended December 31, 2009. The decrease of $4.2 million, or 5.9%, was primarily attributable to a $15.3 million decrease in outside service expenses, primarily due to a decrease in restructuring-related professional fees and related expenses. These decreases were partially offset by a $7.3 million increase in salaries and severance benefits resulting from the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009.

***Research and Development Expenses.*** Research and development expenses for the year ended December 31, 2010 were $83.5 million, an increase of $12.6 million, or 17.8%, from $70.9 million for the combined twelve-month period ended December 31, 2009. This increase was due to a $5.1 million increase in salaries and related expenses resulting from the reinstatement of our salary levels from our company-wide voluntary salary reductions that were in effect in the first half of 2009, a $1.9 million increase in material costs, a $1.1 million increase in outside service fees and a $4.2 million increase in amortization expenses due to the write-up of our intangible assets in accordance with fresh-start accounting. These increases were partially offset by a $5.3 million decrease in costs transferred from manufacturing to research and development expenses due to improved facilities utilization resulting from our higher net sales. Research and development expenses as a percentage of net sales were 10.8% in the year ended December 31, 2010, compared to 12.7% in the combined twelve-month period ended December 31, 2009.



***Restructuring and Impairment Charges.*** Restructuring and impairment charges increased by $1.6 million in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. Impairment charges of $2.0 million recorded in the year ended December 31, 2010 were related to impairment of in-process research and development projects, which were accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting. Of the impairment charges of $2.0 million, $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and

$0.4 million of impairment charges were recognized as a result of our annual impairment test of in-process research and development. Restructuring charges of $0.4 million recorded in the combined twelve-month period ended December 31, 2009 were related to the closure of our research and development facilities in Japan.

***Operating Income from Continuing Operations***

As a result of the foregoing, operating income from continuing operations increased by $75.0 million, or 458.5%, in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. As discussed above, the increase in operating income from continuing operations was primarily a result of the 37.6% increase in net sales over the prior year, partially offset by a $12.6 million, or 17.8%, increase in research and development expenses during the same year. The increase in net sales for the year ended December 31, 2010 is mainly due to increased sales volume driven by overall business recovery in the market and an improved product mix, primarily in connection with our Semiconductor Manufacturing Services segment.

***Other Income (Expense)***

***Interest Expense, Net.*** Net interest expense was $22.9 million during the year ended December 31, 2010, a decrease of $9.5 million compared to $32.4 million for the combined twelve-month period ended December 31, 2009. Interest expense for the year ended December 31, 2010 was incurred under our $250.0 million principal amount senior notes issued on April 9, 2010 and partially incurred under our new term loan, which was fully repaid on April 9, 2010. Interest expense for the combined twelve-month period ended December 31, 2009 was mainly incurred under our $750.0 million principal amount of notes and $95.0 million senior secured credit facility. Upon our emergence from reorganization proceedings, our $750.0 million notes were discharged pursuant to the reorganization plan. On November 6, 2009, $33.3 million of our senior secured credit facility was repaid in cash and $61.8 million was refinanced with the new term loan.

***Foreign Currency Gain (Loss), Net.*** Net foreign currency gain for the year ended December 31, 2010 was $14.7 million, compared to net foreign currency gain of $52.8 million for the combined twelve-month period ended December 31, 2009. A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany balances at our Korean subsidiary and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. Foreign currency translation gain from intercompany balances was included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates. The Korean won to U.S. dollar exchange rates were 1,138.9:1 and 1,167.6:1 using the first base rate as of December 31, 2010 and December 31, 2009, respectively, as quoted by the Korea Exchange Bank.

***Others.*** Others for the year ended December 31, 2010 was comprised of dividend income from our investment in equity instruments and loss on valuation of derivatives which were designated as hedging instruments. The majority of the loss was loss on valuation of derivatives which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

***Income Tax Expenses.*** Income tax expenses for the year ended December 31, 2010 were $8.4 million, compared to income tax expenses of $9.2 million for the combined twelve-month period ended December 31, 2009. Income tax expenses for the year ended December 31, 2010 were comprised of $0.6 million of current income tax expenses, net incurred in various jurisdictions in which our overseas subsidiaries are located, $5.4 million of withholding taxes mostly accrued on intercompany interest payments, which would be utilized as foreign tax credits, but due to the uncertainty of utilization, full valuation allowance was recognized, $2.5 million of additional recognition of liabilities for uncertain tax positions and a $1.5 million income tax effect from the change of deferred tax assets less $1.6 million reversal of liabilities for uncertain tax positions due to the lapse of the applicable statute of limitations.

### *Income from Discontinued Operations, Net of Taxes*

***Income from Discontinued Operations, Net of Taxes.*** During 2008, we closed our Imaging Solutions business segment. During the combined twelve-month period ended December 31, 2009, we recognized net income of $7.1 million relating to our discontinued operations, largely due to the sales of patents related to our closed Imaging Solutions business segment, which resulted in an $8.3 million gain.

### *Net Income (Loss)*

As a result of the foregoing, net income decreased by $765.0 million in the year ended December 31, 2010 compared to the combined twelve-month period ended December 31, 2009. As discussed above, the decrease in net income was primarily due to $804.6 million decrease in net reorganization gain directly associated with our reorganization proceedings and primarily reflects the discharge of liabilities of $798.0 million, partially offset by an increase in operating income from continuing operations of $75.0 million, or 458.5%, compared to the combined twelve-month period ended December 31, 2009.

## Additional Business Metrics Evaluated by Management

### *Adjusted EBITDA and Adjusted Net Income*

We define Adjusted EBITDA as net income (loss) less income from discontinued operations, net of taxes, adjusted to exclude (i) depreciation and amortization associated with continuing operations, (ii) interest expense, net, (iii) income tax expenses, (iv) restructuring and impairment charges, (v) other restructuring charges, (vi) reorganization items, net, (vii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (viii) equity-based compensation expense, (ix) foreign currency loss (gain), net, (x) derivative valuation loss, net, (xi) one-time incentive payments in connection with the MagnaChip Corporation IPO and (xii) loss on early extinguishment of senior notes. See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

- Adjusted EBITDA eliminates the impact of a number of items that may be either one time or recurring items that we do not consider to be indicative of our core ongoing operating performance;
- we believe that Adjusted EBITDA is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry;
- we anticipate that our investor and analyst presentations after we are public will include Adjusted EBITDA; and
- we believe that Adjusted EBITDA provides investors with a more consistent measurement of period to period performance of our core operations, as well as a comparison of our operating performance to that of other companies in our industry.

We use Adjusted EBITDA in a number of ways, including:

- for planning purposes, including the preparation of our annual operating budget;
- to evaluate the effectiveness of our enterprise level business strategies;
- in communications with our board of directors concerning our consolidated financial performance; and
- in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two- Month Period Ended December 31, 2009 | Ten- Month Period Ended October 25, 2009 |
| | (In millions) | | | |
| Net income (loss) | $ 21.8 | $ 74.1 | $ (2.0) | $ 841.1 |
| Less: Income from discontinued operations, net of taxes | — | — | 0.5 | 6.6 |
| Income (loss) from continuing operations | 21.8 | 74.1 | (2.5) | 834.5 |
| Adjustments: | | | | |
| Depreciation and amortization associated with continuing operations | 51.2 | 58.4 | 11.2 | 37.7 |
| Interest expense, net | 25.0 | 22.9 | 1.3 | 31.2 |
| Income tax expenses | 8.0 | 8.4 | 1.9 | 7.3 |
| Restructuring and impairment charges(a) | 4.1 | 2.0 | — | 0.4 |
| Other restructuring charges(b) | — | — | — | 13.3 |
| Reorganization items, net(c) | — | — | — | (804.6) |
| Inventory step-up(d) | — | 0.9 | 17.2 | — |
| Equity-based compensation expense(e) | 2.2 | 5.2 | 2.2 | 0.2 |
| Foreign currency loss (gain), net(f) | 11.6 | (14.7) | (9.3) | (43.4) |
| Derivative valuation loss, net(g) | 1.0 | 0.7 | — | — |
| Special expense for IPO incentive(h) | 12.1 | — | — | — |
| Loss on early extinguishment of senior notes(i) | 5.5 | — | — | — |
| Adjusted EBITDA | $142.5 | $157.9 | $22.1 | $ 76.6 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.

(b) This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.

(c) This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor's gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor's carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see Note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included elsewhere in this report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our Chapter 11 reorganization.

(d) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(e) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.

(f) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.

(g) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(h) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(i) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;
- Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;
- Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

We present Adjusted Net Income as a further supplemental measure of our performance. We prepare Adjusted Net Income by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance. We present Adjusted Net Income for a number of reasons, including:

- we use Adjusted Net Income in communications with our board of directors concerning our consolidated financial performance;
- we believe that Adjusted Net Income is an enterprise level performance measure commonly reported and widely used by analysts and investors in our industry; and
- we anticipate that our investor and analyst presentations after we are public will include Adjusted Net Income.
- Adjusted Net Income is not a measure defined in accordance with GAAP and should not be construed as an alternative to income from continuing operations, cash flows from operating activities or net income (loss), as determined in accordance with GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. We define Adjusted Net Income as net income (loss) less income from discontinued operations, net of taxes, excluding (i) restructuring and impairment charges, (ii) other restructuring charges, (iii) reorganization items, net, (iv) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (v) equity-based compensation expense, (vi) amortization of intangibles associated with continuing operations, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss, net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes.

The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In millions) | | | |
| Net income (loss) | $21.8 | $ 74.1 | $ (2.0) | $ 841.1 |
| Less: Income from discontinued operations, net of taxes | — | — | 0.5 | 6.6 |
| Income (loss) from continuing operations | 21.8 | 74.1 | (2.5) | 834.5 |
| Adjustments: | | | | |
| Restructuring and impairment charges(a) | 4.1 | 2.0 | — | 0.4 |
| Other restructuring charges(b) | — | — | — | 13.3 |
| Reorganization items, net(c) | — | — | — | (804.6) |
| Inventory step-up(d) | — | 0.9 | 17.2 | — |
| Equity-based compensation expense(e) | 2.2 | 5.2 | 2.2 | 0.2 |
| Amortization of intangibles associated with continuing operations(f) | 8.1 | 21.0 | 5.6 | 8.8 |
| Foreign currency loss (gain), net(g) | 11.6 | (14.7) | (9.3) | (43.4) |
| Derivative valuation loss, net(h) | 1.0 | 0.7 | — | — |
| Special expense for IPO incentive(i) | 12.1 | — | — | — |
| Loss on early extinguishment of senior notes(j) | 5.5 | — | — | — |
| Adjusted Net Income | $66.4 | $ 89.2 | $13.3 | $ 9.3 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, (ii) for 2010, impairment charges of $2.0 million recorded, of which $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting and (iii) for 2009, termination benefits and other related costs, for the ten-month period ended October 25, 2009 in connection with the closure of one of our research and development facilities in Japan. We do not believe these restructuring and impairment charges are indicative of our core ongoing operating performance because we do not anticipate similar facility closures and market driven events in our ongoing operations, although we cannot guarantee that similar events will not occur in the future.

(b) This adjustment relates to certain restructuring charges that are not included in the restructuring and impairment charges line item on our consolidated statements of operations. These items are included in selling, general and administrative expenses in our consolidated statements of operations and comprised of a charge of $13.3 million for restructuring-related professional fees and related expenses for 2009. We do not believe these other restructuring charges are indicative of our core ongoing operating performance because these charges were related, in significant part, to actions we took in response to the impacts on our business resulting from the global economic recession that persisted through 2008 and 2009. We cannot guarantee that similar charges will not be incurred in the future.

(c) This adjustment eliminates the impact of largely non-cash reorganization income and expense items directly associated with our reorganization proceedings from our ongoing operations including, among others, professional fees, the revaluation of assets, the effects of the Chapter 11 reorganization plan and fresh-start accounting principles and the write-off of debt issuance costs. Included in reorganization items, net for the ten-month period ended October 25, 2009 was our predecessor's gain recognized from the effects of our reorganization proceedings. The gain results from the difference between our predecessor's carrying value of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the reorganization proceedings. The gain from the effects of the reorganization proceedings and the application of fresh-start accounting principles is comprised of the discharge of liabilities subject to compromise, net of the issuance of new common units and new warrants and the accrual of amounts to be settled in cash. For details regarding this adjustment, see note 6 to the consolidated financial statements of MagnaChip Semiconductor Corporation included elsewhere in this report. We do not believe these items are indicative of our core ongoing operating performance because they were incurred as a result of our reorganization proceedings.

(d) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(e) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.

(f) This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the purchase accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings. We do not believe these non-cash amortization expenses for intangibles are indicative of our core ongoing operating performance because the assets would not have been capitalized on our balance sheet but for the application of purchase accounting or fresh-start accounting, as applicable.

(g) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, as supplemental information.

(h) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(i) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(j) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- Adjusted Net Income does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- Adjusted Net Income does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted Net Income does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;
- Adjusted Net Income does not reflect the costs of holding certain assets and liabilities in foreign currencies; and
- other companies in our industry may calculate Adjusted Net Income differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted Net Income only supplementally.

### *Periodic Results of Operations*

The following tables set forth unaudited selected consolidated financial data for each of the quarters in the eight-quarter period ended December 31, 2011. The information for each of these periods has been prepared on the same basis as the audited financial statements included elsewhere in this Report and, in the opinion of management, includes adjustments for normal recurring items, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Report. These operating results are not necessarily indicative of our operating results for any future period.

| | Successor (1) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Three months ended | | | | | | | |
| | December 31, 2011* | September 30, 2011* | June 30, 2011* | March 31, 2011* | December 31, 2010* | September 30, 2010* | June 30, 2010* | March 31, 2010* |
| | (In millions) | | | | | | | |
| **Statements of Operations Data:** | | | | | | | | |
| Net sales | $180.8 | $200.4 | $203.7 | $187.9 | $186.8 | $209.4 | $194.7 | $179.5 |
| Cost of sales | 129.3 | 140.3 | 137.5 | 131.4 | 126.4 | 140.1 | 130.2 | 130.1 |
| Gross profit | 51.5 | 60.1 | 66.2 | 56.5 | 60.4 | 69.3 | 64.5 | 49.4 |
| Selling, general and administrative expenses | 17.5 | 17.9 | 17.5 | 15.4 | 16.6 | 16.2 | 16.0 | 17.9 |
| Research and development expenses | 18.7 | 19.0 | 20.6 | 18.5 | 19.3 | 23.1 | 20.5 | 20.5 |
| Restructuring and impairment charges | — | 1.6 | 2.5 | — | 1.0 | 0.4 | 0.3 | 0.3 |
| Special expense for IPO incentive | — | — | — | 12.1 | — | — | — | — |
| Operating income | 15.3 | 21.6 | 25.6 | 10.4 | 23.5 | 29.6 | 27.8 | 10.6 |
| Interest expense, net | (5.6) | (5.9) | (6.4) | (7.1) | (7.0) | (7.3) | (6.6) | (2.0) |
| Foreign currency gain (loss), net | 16.8 | (68.1) | 18.2 | 21.4 | — | 41.4 | (48.3) | 21.6 |
| Loss on early extinguishment of senior notes | — | (1.4) | (4.1) | — | — | — | — | — |
| Others | (0.9) | (0.5) | 0.2 | 0.2 | — | 0.3 | (1.0) | (0.1) |
| | 10.3 | (75.8) | 8.0 | 14.4 | (7.0) | 34.4 | (55.8) | 19.5 |
| Income (loss) before income taxes | 25.6 | (54.2) | 33.6 | 24.8 | 16.5 | 64.0 | (28.0) | 30.1 |
| Income tax expenses (benefits) | 1.9 | 1.8 | 2.0 | 2.4 | 4.2 | 2.5 | 2.7 | (1.0) |
| Net income (loss) | $ 23.7 | $(56.0) | $ 31.6 | $ 22.5 | $ 12.3 | $ 61.5 | $(30.7) | $ 31.1 |
| Earning (loss) per share/unit— | | | | | | | | |
| Basic | $ 0.61 | $(1.43) | $ 0.81 | $ 0.59 | $ 0.32 | $ 1.63 | $(0.81) | $ 0.82 |
| Diluted | $ 0.61 | $(1.43) | $ 0.78 | $ 0.57 | $ 0.31 | $ 1.57 | $(0.81) | $ 0.81 |
| **Supplemental Data (unaudited):** | | | | | | | | |
| Adjusted EBITDA(2) | $ 24.5 | $ 36.8 | $ 44.1 | $ 37.1 | $ 39.7 | $ 45.7 | $ 43.8 | $ 28.7 |
| Adjusted Net Income(3) | 10.1 | 18.2 | 22.4 | 15.7 | 17.4 | 26.2 | 25.7 | 19.9 |

* Derived from our unaudited interim consolidated financial statements.

(1) As of October 25, 2009, the fresh-start adoption date, we adopted fresh-start accounting for our consolidated financial statements. Because of the emergence from reorganization proceedings and adoption of fresh-start accounting, the historical financial information for periods after October 25, 2009 is not fully comparable to periods before October 25, 2009.

(2) We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) depreciation and amortization, (ii) interest expense, net, (iii) income tax expenses (benefits), (iv) restructuring and impairment charges, (v) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (vi) equity-based compensation expense, (vii) foreign currency loss (gain), net, (viii) derivative valuation loss (gain), net, (ix) one-time incentive payments in connection with the MagnaChip Corporation IPO and (x) loss on early extinguishment of senior notes. A reconciliation of net income (loss) to Adjusted EBITDA is as follows:

| | Successor | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Three months ended | | | | | | | |
| | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 | December 31, 2010 | September 30, 2010 | June 30, 2010 | March 31, 2010 |
| | (In millions) | | | | | | | |
| Net income (loss) | $ 23.7 | $(56.0) | $ 31.6 | $ 22.5 | $12.3 | $ 61.5 | $(30.7) | $ 31.1 |
| Adjustments: | | | | | | | | |
| Depreciation and amortization | 8.9 | 13.0 | 15.4 | 13.9 | 14.1 | 14.3 | 14.5 | 15.5 |
| Interest expense, net | 5.6 | 5.9 | 6.4 | 7.1 | 7.0 | 7.3 | 6.6 | 2.0 |
| Income tax expenses (benefits) | 1.9 | 1.8 | 2.0 | 2.4 | 4.2 | 2.5 | 2.7 | (1.0) |
| Restructuring and impairment charges(a) | — | 1.6 | 2.5 | — | 1.0 | 0.4 | 0.3 | 0.3 |
| Inventory step-up(b) | — | — | — | — | — | — | — | 0.9 |
| Equity-based compensation expense(c) | 0.3 | 0.6 | 0.6 | 0.6 | 1.2 | 1.3 | 1.3 | 1.5 |
| Foreign currency loss (gain), net(d) | (16.8) | 68.1 | (18.2) | (21.4) | — | (41.4) | 48.3 | (21.6) |
| Derivative valuation loss (gain), net(e) | 0.9 | 0.5 | (0.2) | (0.2) | — | (0.3) | 1.0 | 0.1 |
| Special expense for IPO incentive(f) | — | — | — | 12.1 | — | — | — | — |
| Loss on early extinguishment of senior notes(g) | — | 1.4 | 4.1 | — | — | — | — | — |
| Adjusted EBITDA | $ 24.5 | $ 36.8 | $ 44.1 | $ 37.1 | $39.7 | $ 45.7 | $ 43.8 | $ 28.7 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, and (ii) for 2010, impairment charges of an aggregate of $2.0 million recorded, of which an aggregate of $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and an aggregate of $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.

(b) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(c) This adjustment eliminates the impact of non-cash equity-based compensation expenses.

(d) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables.

(e) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(f) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(g) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

(3) We define Adjusted Net Income as net income (loss), excluding (i) restructuring and impairment charges, (ii) the increase in cost of sales resulting from the fresh-start accounting inventory step-up, (iii) equity-based compensation expense, (iv) amortization of intangibles, (v) foreign currency loss (gain), net, (vi) derivative valuation loss (gain), net, (vii) one-time incentive payments in connection with the MagnaChip Corporation IPO and (viii) loss on early extinguishment of senior notes. The following table summarizes the adjustments to net income (loss) that we make in order to calculate Adjusted Net Income for the periods indicated:

| | Successor | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Three months ended | | | | | | | |
| | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 | December 31, 2010 | September 30, 2010 | June 30, 2010 | March 31, 2010 |
| | (In millions) | | | | | | | |
| Net income (loss) | $ 23.7 | $(56.0) | $ 31.6 | $ 22.5 | $12.3 | $ 61.5 | $(30.7) | $ 31.1 |
| Adjustments: | | | | | | | | |
| Restructuring and impairment charges(a) | — | 1.6 | 2.5 | — | 1.0 | 0.4 | 0.3 | 0.3 |
| Inventory step-up(b) | — | — | — | — | — | — | — | 0.9 |
| Equity-based compensation expense(c) | 0.3 | 0.6 | 0.6 | 0.7 | 1.2 | 1.3 | 1.3 | 1.5 |
| Amortization of intangibles(d) | 2.0 | 2.1 | 2.1 | 2.0 | 2.9 | 4.7 | 5.7 | 7.7 |
| Foreign currency loss (gain), net(e) | (16.8) | 68.1 | (18.2) | (21.4) | — | (41.4) | 48.3 | (21.6) |
| Derivative valuation loss (gain), net (f) | 0.9 | 0.4 | (0.3) | (0.2) | — | (0.3) | 1.0 | 0.1 |
| Special expense for IPO incentive(g) | — | — | — | 12.1 | — | — | — | — |
| Loss on early extinguishment of senior notes(h) | — | 1.4 | 4.1 | — | — | — | — | — |
| Adjusted Net Income | $ 10.1 | $ 18.2 | $ 22.4 | $ 15.7 | $17.4 | $ 26.2 | $ 25.7 | $ 19.9 |

(a) This adjustment is comprised of all items included in the restructuring and impairment charges line item on our consolidated statements of operations, and eliminates the impact of restructuring and impairment charges related to (i) for 2011, restructuring charges of $1.6 million related to the closure of our research



Form 10-K

and development center in Japan and sales subsidiary in the U.K. and impairment charges related to $2.0 million from twelve abandoned in-process research and development projects and one dropped existing technology, $0.4 million from one abandoned system project and $0.1 million from impairment of tangible and intangible assets, and (ii) for 2010, impairment charges of an aggregate of $2.0 million recorded, of which an aggregate of $1.6 million of impairment charges were recognized for abandoned in-process research and development projects and an aggregate of $0.4 million of impairment charges were recognized as a result of an annual impairment test of in-process research and development, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting.

(b) This adjustment eliminates the one-time impact on cost of sales associated with the write-up of our inventory in accordance with the principles of fresh-start accounting upon consummation of the Chapter 11 reorganization.

(c) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses, as supplemental information.

(d) This adjustment eliminates the non-cash impact of amortization expense for intangible assets created as a result of the acquisition accounting treatment of the Original Acquisition and other subsequent acquisitions, and from the application of fresh-start accounting in connection with the reorganization proceedings.

(e) This adjustment eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables.

(f) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents hedge ineffectiveness or derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in USD, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(g) This adjustment eliminates the one-time impact of incentive payments to all employees excluding management in connection with the MagnaChip Corporation IPO.

(h) This adjustment eliminates the impact of loss on repurchase of $46.3 million of our senior notes for the year ended December 31, 2011.

Our net sales for the three months ended June 30, 2010 increased by 8.5% from the three months ended March 31, 2010 due to improved product mix and increased market demand as the consumer electronics industry continued to recover from the economic slowdown. Our net sales for the three months ended September 30, 2010 increased by 7.6% from the three months ended June 30, 2010, primarily due to improved product mix and increased market demand for Semiconductor Manufacturing Services and Power Solutions products. Our net sales for the three months ended December 31, 2010 decreased by 10.8% from the three months ended September 30, 2010, primarily due to decreased market demand for Semiconductor Manufacturing Services and Display Solutions products as a result of our customers' efforts to reduce their inventory levels. Our net sales for the three months ended March 31, 2011 increased by 0.6% from the three months ended December 31, 2010 due improved product mix and increased market demand for Power Solutions products. Our net sales for the three months ended June 30, 2011 increased by 8.4% from the three months ended March 31, 2011, primarily due to increased market demand for Display Solutions and Power Solutions products. Our net sales for the three months ended September 30, 2011 decreased by 1.6% from the three months ended June 30, 2011, primarily due to decreased market demand for Semiconductor Manufacturing Services. Our net sales for the three months ended December 31, 2011 decreased by 9.8% from the three months ended September 30, 2011, primarily due to decreased market demand for Semiconductor Manufacturing Services and Display Solutions products as a result of our customers' efforts to reduce their inventory levels.

Gross margin increased to 33.1% in the three months ended June 30, 2010 from 27.5% in the three months ended March 31, 2010. The increase was primarily due to increased sales volume and improved utilization of our manufacturing facilities. Gross margin was 33.1% as a percent of revenue in the three months ended September 30, 2010, and remained the same as the three months ended June 30, 2010. Gross margin decreased to 32.3% in the three months ended December 31, 2010 from 33.1% in the three months ended September 30, 2010. The decrease was primarily due to decreased sales volume resulting from our customers' efforts to reduce their inventory levels and lower utilization of our manufacturing facilities. Gross margin decreased to 30.1% in the three months ended March 31, 2011 from 32.3% in the three months ended December 31, 2010. The decrease was primarily due to an increase in cost of sales to a greater extent than an increase in net sales. Gross margin increased to 32.5% in the three months ended June 30, 2011 from 30.1% in the three months ended March 31, 2011. The increase was primarily due to increased sales volume in Display Solutions and Power Solutions. Gross margin decreased to 30.0% in the three months ended September 30, 2011 from 32.5% in the three months ended June 30, 2011. The decrease was primarily due to an increase in cost of sales compared to a decrease in net sales. Gross margin decreased to 28.5% in the three months ended December 31, 2011 from 30.0% in the three months ended September 30, 2011. The decrease was primarily due to decreased sales volume resulting from our customers' efforts to reduce their inventory levels and lower utilization of our manufacturing facilities.

Selling, general and administrative expenses for the three months ended June 30, 2010 decreased compared to the three months ended March 31, 2010, primarily due to decreases in depreciation and amortization as amortization of certain intangible assets was completed in April 2010. Selling, general and administrative expenses remained relatively constant over the quarters ended December 31, 2010, September 30, 2010 and June 30, 2010. Selling, general and administrative expenses for the three months ended June 30, 2011 increased compared to the three months ended March 31, 2011 primarily due to an increase in salaries resulting from annual incentive payments and an increase in outside service fees. Selling, general and administrative expenses remained relatively constant over the quarters ended December 31, 2011, September 30, 2011 and June 30, 2011.

Research and development expenses remained relatively constant in absolute dollars over the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010. Research and development expenses for the three months ended June 30, 2011 increased compared to the three months ended March 31, 2011 primarily due to an increase in salaries resulting from annual incentive payments and increases in depreciation and amortization. Research and development expenses as a percentage of net sales remained relatively constant over the four quarters beginning from January 1, 2011.

Restructuring and impairment charges for the three months ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 were related to impairment of in-process research and development projects in each period, accounted for as indefinite-lived intangible assets as part of the application of fresh-start accounting. Restructuring and impairment charges for the three months ended September 30, 2011 and June 30, 2011, were primarily related to the closure of our research and development center in Japan and sales subsidiary in the U.K and impairment of twelve abandoned in-process research and development projects.

As a result of our April 2010 senior notes offering and repayment of our new term loan, our interest expense, net, for the three months ended June 30, 2010 increased compared to the three months ended March 31, 2010. Interest expenses for the three months ended September 30, 2010 increased compared to the three months ended June 30, 2010 as interest for the senior notes was fully recognized during the period. Interest expenses for the three months ended December 31, 2010 remained relatively constant compare to the three months ended September 30, 2010. Interest expenses for the three months ended September 30, 2011 decreased compared to the three months ended June 30, 2011 and the three months ended March 31, 2011 primarily due to a $35.0 million repurchase out of $250.0 million aggregate senior notes then outstanding. Interest expenses for the three months ended December 30, 2011 decreased compared to the three months ended September 30, 2011 primarily due to a $11.3 million repurchase out of $215.0 million aggregate senior notes then outstanding.

A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss recorded for intercompany borrowing at our Korean subsidiary and is affected by changes in the exchange rate between Korean won and the U.S. dollar. During the three months ended June 30, 2010 and the three months ended September 30, 2011, foreign currency loss was recognized due to the depreciation of the Korean won against the U.S. dollar. During the three months ended March 31, 2010, the three months ended September 30, 2010, the three months ended March 31, 2011, the three months ended June 30, 2011, and the three months ended December 31, 2011, foreign currency gains have been recognized due to the appreciation of the Korean won against the U.S. dollar. During the three months ended December 31, 2010, the foreign exchange rate between Korean won and the U.S. dollar remained relatively constant.

Others for each quarter in the year ended December 31, 2010 were comprised of dividend income from our investment in equity instruments and loss on valuation of derivatives, which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness. Others for fourth quarters beginning from January 1, 2011 were comprised of gain (loss) on valuation of derivatives, which represents either hedge ineffectiveness or components of changes in fair value of derivatives excluded from the assessments of hedge effectiveness.

Income tax expenses for 2010 and 2011 were primarily comprised of withholding taxes paid on intercompany interest payments, current income taxes incurred in various jurisdictions in which we operate, liabilities for uncertain tax positions and the income tax effect from the change of deferred tax assets. Income tax benefits in the three months ended March 31, 2010 were primarily derived from the reversal of liabilities for uncertain tax positions due to the lapse of the applicable statute of limitations. Income tax expenses for the three months ended December 31, 2010 increased compared to the three months ended September 30 and June 30, 2010 primarily due to increase in liabilities for uncertain tax positions. Income tax expenses for the three months ended September 30, 2011 decreased compared to the three months ended June 30, 2011 primarily due to decrease in withholding taxes paid on intercompany interest payments.

**Liquidity and Capital Resources**

Our principal capital requirements are to invest in research and development and capital equipment, to make debt service payments and to fund working capital needs. We calculate working capital as current assets less current liabilities.

Our principal sources of liquidity are our cash and cash equivalents, our cash flows from operations and our financing activities, including $8.8 million of net proceeds from the MagnaChip Corporation IPO. Although we currently anticipate that these sources of liquidity will continue to be sufficient to meet our cash needs for the next twelve months and foreseeable future, we may from time to time in the future require or choose to obtain additional financing. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on unfavorable terms in the future, it is possible we would have to limit certain planned activities including sales and marketing and research and development activities. Our ability to obtain financing will depend on, among other things, our business plans, operating performance, and the condition of the capital markets at the time we seek financing and could be adversely impacted by our 2009 reorganization proceedings and our non-compliance with bank covenants that preceded the filing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. The current rating of our senior notes is B2 by Moody's and B+ by Standard and Poors, both of which are below investment grade. Any lowering of these ratings would adversely impact our ability to raise additional debt financing and increase the cost of any such financing that may be obtained. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we need to raise additional funds in the future and are unable to do so or obtain additional financing on unfavorable terms in the future, it is possible we would have to limit certain planned activities including sales and marketing and research and development activities.

As of December 31, 2011, our cash and cash equivalents balance was $162.1 million, a $10.1 million decrease, compared to $172.2 million as of December 31, 2010. The decrease resulted from $57.2 million of cash outflow used in investing activities and $59.1 million of cash outflow used in financing activities including $50.3 million repurchase of senior notes and $11.8 million stock repurchase, which was offset by $104.5 million of cash inflow provided by operating activities. As of December 31, 2010, our cash and cash equivalents balance was $172.2 million, a $107.2 million increase, compared to $64.9 million as of December 31, 2009. The increase resulted from $106.4 million of cash inflow provided by operating activities and $42.5 million of cash inflow provided by financing activities, which was offset by $43.7 million cash outflow used in investing activities.

On October 11, 2011, we announced that our board of directors adopted a stock repurchase program whereby we may, subject to prevailing market conditions and other factors, repurchase up to $35.0 million of our outstanding common stock. The stock repurchase program began on October 27, 2011 and will end on October 27, 2012 unless earlier terminated by our board. The stock repurchase program does not require that we purchase a minimum amount of shares of our common stock and may be commenced, suspended, resumed or terminated at any time without notice.

In addition, from time to time, depending on market conditions and other factors, we may, as part of ordinary cash management and treasury functions, repurchase and retire additional outstanding 10.500% senior notes due 2018, in open market, privately negotiated transactions or otherwise.

***Cash Flows from Operating Activities***

Cash inflows generated by operating activities totaled $104.5 million for the year ended December 31, 2011, compared to $106.4 million of cash provided by operating activities in the year ended December 31, 2010. The net operating cash inflow for the year ended December 31, 2011 reflects our net income of $21.8 million adjusted by non-cash charges of $93.6 million, which mainly consisted of depreciation and amortization charges and loss on foreign currency translation, net, which was partially offset by an increase in net operating assets of $10.9 million.

Cash inflows generated by operating activities totaled $106.4 million for the year ended December 31, 2010, compared to $41.5 million of cash provided by operating activities in the combined twelve-month period ended December 31, 2009. The increase was primarily attributable to an increase in gross profit of $85.0 million resulting from higher net sales. The net operating cash inflow for the year ended December 31, 2010 reflects our net income of $74.1 million adjusted by non-cash charges of $73.4 million, which mainly consisted of depreciation and amortization charges and gain on foreign currency translation, net, which was partially offset by an increase in net operating assets of $41.1 million.

Our working capital balance as of December 31, 2011 was $235.4 million compared to $273.6 million as of December 31, 2010. The $38.1 million decrease was primarily attributable to a $10.1 million decrease in cash and cash equivalents, a $5.6 million decrease in inventories, a $19.6 million increase in accounts payable and a $6.7 million increase in other current liabilities, which were partially offset by a $6.9 million increase in accounts receivable.

Our working capital balance as of December 31, 2010 was $273.6 million compared to $128.5 million as of December 31, 2009. The $145.1 million increase was primarily attributable to a $107.2 million increase in cash and cash equivalents provided by operating activities and financing activities, a $44.8 million increase in accounts receivable due to an increase in net sales which was partially offset by a $7.5 million increase in other accounts payable associated with capital expenditures and a $10.5 million increase in accrued expenses mainly due to an increase in accrued interest expenses incurred under our $250.0 million principal amount of senior notes.

***Cash Flows from Investing Activities***

Cash flows used in investing activities totaled $57.2 million in the year ended December 31, 2011, compared to $43.7 million of cash generated by investing activities in the year ended December 31, 2010. The increase was primarily due to an increase in capital expenditures of $4.7 million.

Cash flows used in investing activities totaled $43.7 million in the year ended December 31, 2010, compared to $11.5 million of cash generated by investing activities in the combined twelve-month period ended December 31, 2009. The increase was primarily due to an increase in capital expenditures of $35.0 million. In 2009, cash of $11.4 million was released from restriction in connection with our reorganization plan, which contributed to cash flows generated by investing activities.

### *Cash Flows from Financing Activities*

Cash outflow used in financing activities totaled $59.1 million for the year ended December 31, 2011, compared to $42.5 million of cash inflow provided by financing activities for the year ended December 31, 2010. In March 2011, we completed the MagnaChip Corporation IPO in which an aggregate amount of $133.0 million of our equity securities were sold. Net proceeds from new shares of common stock issued by us from the MagnaChip Corporation IPO were $8.8 million, after deducting $3.6 million of IPO expenses paid for the three months ended March 31, 2011 and $0.9 million of underwriters' discounts and commissions. In May 2011, we paid $38.2 million including repurchase premium of $3.2 million in order to repurchase $35.0 million out of $250.0 million aggregate senior notes then outstanding. In September 2011, we paid $12.1 million including repurchase premium of $0.8 million in order to repurchase $11.3 million out of $215.0 million aggregate senior notes then outstanding. During the fourth quarter, we purchased 1,531,540 shares of treasury stock at a cost of $11.8 million.

Cash flows provided by financing activities totaled $42.5 million in the year ended December 31, 2010, compared to $2.0 million in the combined twelve-month period ended December 31, 2009. On April 9, 2010, we completed the sale of $250 million in aggregate principal amount of senior notes. Of the $238.4 million of net proceeds, which represents $250 million of principal amount net of $3.3 million of original issue discount and $8.3 million of debt issuance costs, $130.7 million was used to make a distribution to our unitholders and $61.8 million was used to repay all outstanding borrowings under our new term loan. On August 31, 2010, we acquired $10.7 million of tangible assets as noncash investing and financing activities by entering into a capital lease agreement.

### *Capital Expenditures*

We routinely make capital expenditures to enhance our existing facilities and reinforce our global research and development capability.

For the year ended December 31, 2011, capital expenditures were $48.9 million, a $4.7 million, or 10.6%, increase from $44.2 million in the year ended December 31, 2010. The increase was due to supporting capacity expansion and technology improvements at our fabrication facilities in anticipation of sales growth.

For the year ended December 31, 2010, capital expenditures were $44.2 million, a $35.0 million, or 379.7%, increase from $9.2 million in the combined twelve-month period ended December 31, 2009. The increase was due to supporting capacity expansion and technology improvements at our fabrication facilities in anticipation of sales growth.

## Seasonality

Our net sales and number of distinct products sold are affected by market variations from quarter to quarter due to business cycles, and resulting product demand, of our customers. Our Display Solutions business typically experiences demand increases in the third and fourth calendar quarters due to increased holiday demand for the consumer products that serve as the end markets for our products. During the first quarter, by contrast, consumer products manufacturers generally reduce orders in order to reduce excess inventory remaining from the holiday season. In our Semiconductor Manufacturing Services business, the supply-demand cycle is usually one quarter ahead of the broader semiconductor market due to lead time from wafer input to shipment to our customers, so the demand for these products tends to peak in the third quarter and is slower in the fourth and first quarters.

## Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2011:

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter |
| | (In millions) | | | | | | |
| Senior notes(1) | $342.7 | $21.4 | $21.4 | $21.4 | $21.4 | $21.4 | $235.8 |
| Capital lease(2) | 2.9 | 2.9 | — | — | — | — | — |
| Operating lease(2) | 48.0 | 5.6 | 2.1 | 2.0 | 1.9 | 1.9 | 34.4 |
| Others(3) | 5.2 | 4.8 | 0.3 | 0.1 | — | — | — |

(1) Interest payments as well as $203.7 million aggregate principal amount outstanding as of December 31, 2011 out of $250.0 million senior notes originally issued in April 2010, which bear interest at a rate of 10.500% per annum and mature in 2018.

(2) Assumes constant currency exchange rate for Korean won to U.S. dollars of 1,153.3.

(3) Includes license agreements and other contractual obligations.

The indenture relating to our 10.500% senior notes due 2018 contains covenants that limit our ability and the ability of our restricted subsidiaries to: (i) declare or pay any dividend or make any payment or distribution on account of or purchase or redeem our capital stock or equity interests of our restricted subsidiaries; (ii) make any principal payment on, or redeem or repurchase, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated indebtedness; (iii) make certain investments; (iv) incur additional indebtedness and issue certain types of capital stock; (v) create or incur any lien (except for permitted liens) that secures obligations under any indebtedness or related guarantee; (vi) merge with or into or sell all or substantially all of our assets to other companies; (vii) enter into certain types of transactions with affiliates; (viii) guarantee the payment of any indebtedness; (ix) enter into sale-leaseback transactions; (x) enter into agreements that would restrict the ability of the restricted subsidiaries to make distributions with respect to their equity, to make loans to us or other restricted subsidiaries or to transfer assets to us or other restricted subsidiaries; and (xi) designate unrestricted subsidiaries.

We lease equipment for manufacturing and research and development purposes. These leases are accounted for as capital leases as the ownership of the equipment will be transferred to us upon expiration of the lease terms or we have bargain purchase options at the end of the lease terms.

We lease land, office space and equipment under various operating lease agreements that expire through 2034.

We follow ASC guidance on uncertain tax positions. Our unrecognized tax benefits totaled $3.5 million as of December 31, 2011. These unrecognized tax benefits have been excluded from the above table because we cannot estimate the period of cash settlement with the respective taxing authorities.



## Critical Accounting Policies and Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that our significant accounting policies, which are described in Note 5 to the consolidated financial statements of MagnaChip Semiconductor Corporation for the year ended December 31, 2011 included elsewhere in this Report, are critical due to the fact that they involve a high degree of judgment and estimates about the effects of matters that are inherently uncertain. We base these estimates and judgments on historical experience, knowledge of current conditions and other assumptions and information that we believe to be reasonable. Estimates and assumptions about future events and their effects cannot be determined with certainty. Accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

### *Revenue Recognition and Accounts Receivable Valuation*

Our revenue is primarily derived from the sale of semiconductor products that we design and the manufacture of semiconductor wafers for third parties. We recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered and title and risk of loss have transferred, the price is fixed and determinable and collection of resulting receivables is reasonably assured.

We recognize revenue upon shipment, upon delivery of the product at the customer's location or upon customer acceptance depending on terms of the arrangements, when the risks and rewards of ownership have passed to the customer. Certain sale arrangements include customer acceptance provisions that require written notification of acceptance within the pre-determined period from the date of delivery of the product. If the pre-determined period has ended without written notification, customer acceptance is deemed to have occurred pursuant to the underlying sales arrangements. In such cases, we recognize revenue the earlier of the written notification or the pre-determined period from date of delivery. Specialty semiconductor manufacturing services are performed pursuant to manufacturing agreements and purchase orders. Standard products are shipped and sold based upon purchase orders from customers. Our revenue recognition policy is consistent across our product lines, marketing venues and all geographic areas. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as expenses. We currently manufacture a substantial portion of our products internally at our wafer fabrication facilities. In the future, we expect to rely, to some extent, on outside wafer foundries for additional capacity and advanced technologies.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payment. If the financial condition of our customers were to deteriorate, additional allowances may be required. The establishment of reserves for sales discounts is based on management judgments that require significant estimates of a variety of factors, including forecasted demand, returns and industry pricing assumptions.

### *Accrual of Warranty Cost*

We record warranty liabilities for the estimated costs that may be incurred under limited warranties. Our warranties generally cover product defects based on compliance with our specifications and are normally applicable for twelve months from the date of product delivery. These liabilities are accrued when revenues are recognized. Warranty costs include the costs to replace the defective products. Factors that affect our warranty liability include historical and anticipated rates of warranty claims on those repairs and the cost per claim to satisfy our warranty obligations. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

### *Inventory Valuation*

Inventories are valued at the lower of cost or market, using the average method, which approximates the first in, first out method. Because of the cyclical nature of the semiconductor industry, changes in inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value. When there is a difference in the carrying value and the net realizable value the difference is recognized as a loss on valuation of inventories within cost of sales. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions.

We employ a variety of methodologies to determine the amount of inventory reserves necessary. While a portion of the reserve is determined based upon the age of inventory and lower of cost or market calculations, an element of the reserve is subject to significant judgments made by us about future demand for our inventory. For example, reserves are established for excess inventory based on inventory levels in excess of six months of projected demand, as judged by management, for each specific product. If actual demand for our products is less than our estimates, additional reserves for existing inventories may need to be recorded in future periods.

In addition, as prescribed in ASC guidance on inventory costs, the cost of inventories is determined based on the normal capacity of each fabrication facility. If the capacity utilization is lower than a level that management believes to be normal, the fixed overhead costs per production unit which exceed those which would be incurred when the fabrication facilities are running under normal capacity are charged to cost of sales rather than capitalized as inventories.

*Long-Lived Assets*

We assess long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying value of the asset group to our estimate of the related total future undiscounted net cash flows. If an asset group's carrying value is not recoverable through the related undiscounted cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the asset group's carrying value and its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

Impairments of long-lived assets are determined for groups of assets related to the lowest level of identifiable independent cash flows. We must make subjective judgments in determining the independent cash flows that can be related to specific asset groupings. Additionally, an evaluation of impairment of long-lived assets requires estimates of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and the remaining economic lives of our long-lived assets could differ from the estimates used in assessing the recoverability of these assets.

***Intangible Assets***

The fair value of our in-process research and development, or IPR&D, was recorded in connection with fresh-start reporting on October 25, 2009 and was determined based on the present value of each research project's projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends and individual project life cycles. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.

IPR&D is considered an indefinite-lived intangible asset and is not subject to amortization. IPR&D assets must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once the IPR&D projects have been completed, the useful life of the IPR&D asset is determined and amortized accordingly.

Technology, customer relationships and intellectual property assets are considered definite-lived assets and are amortized on a straight-line basis over their respective useful lives, ranging from 4 to 10 years.

### *Income Taxes*

We account for income taxes in accordance with ASC guidance addressing accounting for income taxes. The guidance requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and expiration of tax credits and net operating loss carry-forwards. We established valuation allowances for deferred tax assets at most of our subsidiaries since, other than with respect to one particular subsidiary, it is not probable that a majority of the deferred tax assets will be realizable. The valuation allowance at this particular subsidiary was not established since it is more likely than not that the deferred tax assets at this subsidiary will be realizable based on the current prospects for its future taxable income.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net operating results and financial condition.

In addition, beginning January 1, 2007, we account for uncertainties related to income taxes in compliance with ASC guidance on uncertain tax positions. Under this guidance, we evaluate our tax positions taken or expected to be taken in a tax return for recognition and measurement on our consolidated financial statements. Only those tax positions that meet the "more likely than not" threshold are recognized on the consolidated financial statements at the largest amount of benefit that has a greater than 50 percent likelihood of ultimately being realized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements.

### *Accounting for Stock/Unit-based Compensation*

In 2006, we adopted ASC guidance addressing accounting for stock/unit-based compensation based on a fair value method. Under this guidance, stock/unit-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes option pricing model to value stock/unit options. In developing assumptions for fair value calculation under the guidance, we use estimates based on historical data and market information. A small change in the assumptions used in the estimate can cause a relatively significant change in the fair value calculation.

The determination of the fair value of our common stock/units on each grant date was a two-step process. First, management estimated our enterprise value in consultation with such advisers as we deemed appropriate. Second, this business enterprise value was allocated to all sources of capital invested in us based on each type of security's respective rights and claims to our total business enterprise value. This allocation included a calculation of the fair value of our common stock/units on a non-marketable basis. The business enterprise value was determined based on an income approach and a market approach using the revenue multiples of comparable companies, giving appropriate weight to each approach. The income approach was based on the discounted cash flow method and an estimated weighted average cost of capital.

Determination of the fair value of our common stock/units involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our stock/units and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the amount of the share-based compensation expenses recorded because the estimated fair value of the underlying stock/units for the options granted would be different.

***Fresh-Start Reporting***

Upon emergence from our reorganization proceedings, we adopted fresh-start reporting in accordance with ASC 852. Our emergence from reorganization proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit. Accordingly, our consolidated financial statements for periods prior to and including October 25, 2009 are not comparable to consolidated financial statements presented on or after October 25, 2009.

Fresh-start reporting reflects our value as determined in our confirmed plan of reorganization. Under fresh-start reporting, our asset values were remeasured and allocated in conformity with ASC guidance on business combinations. Fresh-start reporting required that all liabilities, other than deferred taxes and severance benefits, be stated at fair value. Deferred taxes are determined in conformity with ASC guidance on income taxes or ASC 740.

***Cash Flow Hedges***

We are exposed to non-functional currency denominated cash flow fluctuations in connection with third party sales. We use foreign currency forward and option contracts to hedge certain of these risks. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. Designated components of our derivative instruments' gains or losses are included in the assessment of hedge effectiveness. In conjunction with our effectiveness testing, we also evaluate ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in our consolidated statements of operations.

We record the fair value of our foreign currency derivative contracts qualifying for cash flow hedge accounting treatment in our consolidated balance sheet with the effective portion of the related gain or loss on those contracts deferred in stockholders' equity as a component of accumulated other comprehensive income. These deferred gains or losses are recognized in our consolidated statements of operations in the same period in which the underlying hedged sales transactions are recognized and on the same line item as the underlying hedged items. However, in the event the relationship is no longer effective, we recognize the change in the fair value of the hedging derivative instrument from the date the hedging derivative instrument becomes no longer effective immediately in the consolidated statements of operations.

***Recent Accounting Pronouncements***

In May, 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Key additional disclosures include quantitative disclosures about unobservable inputs in Level 3 measures, qualitative information about sensitivity of Level 3 measures and valuation process, and classification within the fair value hierarchy for instruments where fair value is only disclosed in the footnotes but carrying amount is on some other basis. For public companies, the ASU is effective for interim and annual periods beginning after December 15, 2011. We do not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, it requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income ("OCI"). The ASU does not change the items that must be reported in OCI. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after December 15, 2011 with early adoption permitted. We do not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, *"Fair Value Measurements and Disclosures,"* ("ASC 820") as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. We previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on our financial condition or results of operations. We do not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on our financial condition or results of operations.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the market risk that the value of a financial instrument will fluctuate due to changes in market conditions, primarily from changes in foreign currency exchange rates and interest rates. In the normal course of our business, we are subject to market risks associated with interest rate movements and currency movements on our assets and liabilities.

### Foreign Currency Exposures

We have exposure to foreign currency exchange rate fluctuations on net income from our subsidiaries denominated in currencies other than U.S. dollars, as our foreign subsidiaries in Korea, Taiwan, China, Japan and Hong Kong use local currency as their functional currency. From time to time these subsidiaries have cash and financial instruments in local currency. The amounts held in Japan, Taiwan, Hong Kong and China are not material in regards to foreign currency movements. However, based on the cash and financial instruments balance at December 31, 2011 for our Korean subsidiary, a 10% devaluation of the Korean won against the U.S. dollar would have resulted in a decrease of $4.6 million in our U.S. dollar financial instruments and cash balances. Based on the Japanese yen cash balance at December 31, 2011, a 10% devaluation of the Japanese yen against the U.S. dollar would have resulted in a decrease of $0.4 million in our U.S. dollar cash balance.

### Interest Rate Exposures

As of December 31, 2011, $203.7 million aggregate principal amount of our senior notes remained outstanding. Our senior notes are subject to changes in fair value due to interest rate changes. If the market interest rate increases by 10% and all other variables were held constant from their levels at December 31, 2011, we estimate that the fair value of this fixed rate note would decrease by $9.7 million and we would have additional interest expense costs over the market rate of $1.0 million (on a 360-day basis). If the market interest rate decreased by 10% and all other variables were held constant from their levels at December 31, 2011, we estimate that the fair value of this fixed rate note would increase by $10.4 million and we would have a reduction in interest expense costs over the market rate of $1.2 million (on a 360-day basis).

**Item 8. Financial Statements and Supplementary Data**

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Form 10-K

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MagnaChip Semiconductor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of MagnaChip Semiconductor Corporation and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years ended December 31, 2011 and 2010 and the two-month period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audit which was an integrated audit in 2011. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 8, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of MagnaChip Semiconductor LLC

In our opinion, the accompanying consolidated statements of operations, of changes in unitholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of MagnaChip Semiconductor LLC and its subsidiaries (the "Company") for the ten-month period ended October 25, 2009 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company filed a petition on June 12, 2009 with the United States Bankruptcy Court for the District of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company's Creditors' Committee's reorganization plan was substantially consummated on November 9, 2009 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh-start accounting.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 13, 2010 (except for Note 30, as to which the date is August 4, 2010)

## MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| | (In thousands of US dollars, except share data) | |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $162,111 | $172,172 |
| Restricted cash | 6,830 | — |
| Accounts receivable, net | 125,922 | 119,054 |
| Inventories, net | 62,836 | 68,435 |
| Other receivables | 256 | 2,919 |
| Prepaid expenses | 6,032 | 8,207 |
| Other current assets | 15,909 | 18,920 |
| Total current assets | 379,896 | 389,707 |
| Property, plant and equipment, net | 182,663 | 179,012 |
| Intangible assets, net | 16,787 | 27,538 |
| Long-term prepaid expenses | 4,790 | 8,235 |
| Other non-current assets | 18,539 | 21,252 |
| Total assets | $602,675 | $625,744 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 77,848 | $ 58,264 |
| Other accounts payable | 13,452 | 14,645 |
| Accrued expenses | 31,723 | 32,635 |
| Current portion of capital lease obligation | 2,852 | 5,557 |
| Derivative liabilities | 9,757 | — |
| Other current liabilities | 2,007 | 5,048 |
| Total current liabilities | 137,639 | 116,149 |
| Long-term borrowings, net | 201,389 | 246,882 |
| Long-term obligation under capital lease | — | 3,105 |
| Accrued severance benefits, net | 90,755 | 87,778 |
| Other non-current liabilities | 6,222 | 8,979 |
| Total liabilities | 436,005 | 462,893 |
| Commitments and contingencies (Note 25) | | |
| Stockholders' equity | | |
| Common stock, $0.01 par value, 150,000,000 shares authorized, 39,439,115 shares issued and 37,907,575 outstanding at December 31, 2011 and 38,401,989 shares issued and outstanding at December 31, 2010 | 394 | 384 |
| Additional paid-in capital | 98,929 | 95,585 |
| Retained earnings | 93,950 | 72,157 |
| Treasury stock, 1,531,540 shares at December 31, 2011 | (11,793) | — |
| Accumulated other comprehensive loss | (14,810) | (5,275) |
| Total stockholders' equity | 166,670 | 162,851 |
| Total liabilities and stockholders' equity | $602,675 | $625,744 |

*The accompanying notes are an integral part of these consolidated financial statements*

## MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In thousands of US dollars, except share/unit data) | | | |
| Net sales | $ 772,831 | $ 770,405 | $ 111,082 | $ 448,984 |
| Cost of sales | 538,515 | 526,847 | 90,408 | 311,139 |
| Gross profit | 234,316 | 243,558 | 20,674 | 137,845 |
| Selling, general and administrative expenses | 68,367 | 66,640 | 14,540 | 56,288 |
| Research and development expenses | 76,767 | 83,524 | 14,741 | 56,148 |
| Restructuring and impairment charges | 4,096 | 2,003 | — | 439 |
| Special expense for IPO incentive | 12,146 | — | — | — |
| Operating income (loss) from continuing operations | 72,940 | 91,391 | (8,607) | 24,970 |
| Other income (expenses) | | | | |
| Interest expense, net (contractual interest expense of $47,828 for the ten-month period ended October 25, 2009) | (24,984) | (22,899) | (1,258) | (31,165) |
| Foreign currency gain (loss), net | (11,633) | 14,724 | 9,338 | 43,437 |
| Reorganization items, net | — | — | — | 804,573 |
| Loss on early extinguishment of senior notes | (5,459) | — | — | — |
| Others | (1,052) | (706) | — | — |
| | (43,128) | (8,881) | 8,080 | 816,845 |
| Income (loss) from continuing operations before income taxes | 29,812 | 82,510 | (527) | 841,815 |
| Income tax expenses | 8,019 | 8,390 | 1,946 | 7,295 |
| Income (loss) from continuing operations | 21,793 | 74,120 | (2,473) | 834,520 |
| Income from discontinued operations, net of taxes | — | — | 510 | 6,586 |
| Net income (loss) | $ 21,793 | $ 74,120 | $ (1,963) | $ 841,106 |
| Dividends accrued on preferred units (contractual dividends of $11,819 for the ten-month period ended October 25, 2009) | — | — | — | 6,317 |
| Income (loss) from continuing operations attributable to common shares/units | $ 21,793 | $ 74,120 | $ (2,473) | $ 828,203 |
| Net income (loss) attributable to common shares/units | $ 21,793 | $ 74,120 | $ (1,963) | $ 834,789 |
| Earnings (loss) per common share/unit from continuing operations— | | | | |
| Basic | $ 0.56 | $ 1.96 | $ (0.07) | $ 15.65 |
| Diluted | $ 0.55 | $ 1.89 | $ (0.07) | $ 15.65 |
| Earnings per common share/unit from discontinued operations—Basic and diluted | $ — | $ — | $ 0.02 | $ 0.12 |
| Earnings (loss) per common share/unit— | | | | |
| Basic | $ 0.56 | $ 1.96 | $ (0.05) | $ 15.77 |
| Diluted | $ 0.55 | $ 1.89 | $ (0.05) | $ 15.77 |
| Weighted average number of shares/units— | | | | |
| Basic | 38,775,642 | 37,836,256 | 37,607,846 | 52,923,483 |
| Diluted | 39,774,898 | 39,144,287 | 37,607,846 | 52,923,483 |

*The accompanying notes are an integral part of these consolidated financial statements*

## MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'/UNITHOLDERS' EQUITY

| | Common Stock/Units | | Additional Paid-In Capital | Retained earnings (accumulated deficit) | Common Stock Held in Treasury | Accumulated Other Comprehensive Income (loss) | Total |
|---|---|---|---|---|---|---|---|
| | Shares/Units | Amount | | | | | |
| | (In thousands of US dollars, except share/unit data) | | | | | | |
| **Balance at January 1, 2009** | 52,923,483 | $ 52,923 | $ 3,150 | $(995,007) | $— | $ 151,135 | $(787,799) |
| (Predecessor Company) | | | | | | | |
| Unit-based compensation | — | — | 233 | — | — | — | 233 |
| Cancellation of the Predecessor Company's unit options | — | — | 166 | — | — | — | 166 |
| Dividends accrued on preferred units | — | — | — | (6,317) ) | — | — | (6,317) |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 841,106 | | — | 841,106 |
| Foreign currency translation adjustments | — | — | — | — | — | (30,395) | (30,395) |
| Unrealized gains on investments | — | — | — | — | — | 340 | 340 |
| Total comprehensive income | | | | | | | 811,051 |
| **Balance at October 25, 2009** | 52,923,483 | $ 52,923 | $ 3,549 | $(160,218) | $— | $ 121,080 | $ 17,334 |
| (Predecessor Company) | | | | | | | |
| Fresh-start adjustments: | | | | | | | |
| Cancellation of the Predecessor Company's common units | (52,923,483) | (52,923) | (3,549) | — | — | — | (56,472) |
| Elimination of the Predecessor Company's accumulated deficit and accumulated other comprehensive income | — | — | — | 160,218 | — | (121,080) | 39,138 |
| Issuance of new equity interests in connection with emergence from Chapter 11 | 37,500,044 | 375 | 215,486 | — | — | — | 215,861 |
| Issuance of new warrants in connection with emergence from Chapter 11 | — | — | 2,533 | — | — | — | 2,533 |
| **Balance at October 25, 2009** | 37,500,044 | $ 375 | $ 218,019 | $ — | $— | $ — | $ 218,394 |
| (Successor Company) | | | | | | | |
| Stock-based compensation | 885,500 | 9 | 5,432 | — | — | — | 5,441 |
| Comprehensive income: | | | | | | | |
| Net loss | — | — | — | (1,963) | — | — | (1,963) |
| Foreign currency translation adjustments | — | — | — | — | — | (6,298) | (6,298) |
| Unrealized gains on investments | — | — | — | — | — | 116 | 116 |
| Total comprehensive loss | | | | | | | (8,145) |
| **Balance at December 31, 2009** | 38,385,544 | $ 384 | $ 223,451 | $ (1,963) | $— | $ (6,182) | $ 215,690 |
| (Successor Company) | | | | | | | |
| Forfeiture of restricted stock | (2,305) | — | — | — | — | — | — |
| Stock-based compensation | 18,750 | — | 2,823 | — | — | — | 2,823 |
| Distribution to stockholders | — | — | (130,689) | — | — | — | (130,689) |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 74,120 | | — | 74,120 |
| Fair valuation of derivatives | — | — | — | — | — | 3,982 | 3,982 |
| Reclassification to net income from accumulated other comprehensive loss related to hedge derivatives | — | — | — | — | — | 4,785 | 4,785 |
| Foreign currency translation adjustments | — | — | — | — | — | (7,938) | (7,938) |
| Unrealized gains on investments | — | — | — | — | — | 78 | 78 |
| Total comprehensive income | | | | | | | 75,027 |
| **Balance at December 31, 2010** | 38,401,989 | $ 384 | $ 95,585 | $ 72,157 | $— | $ (5,275) | $ 162,851 |

| | Common Stock/Units | | Additional Paid-In Capital | Retained earnings (accumulated deficit) | Common Stock Held in Treasury | Accumulated Other Comprehensive Income (loss) | Total |
|---|---|---|---|---|---|---|---|
| | Shares/ Units | Amount | | | | | |
| | (In thousands of US dollars, except share/unit data) | | | | | | |
| (Successor Company) | | | | | | | |
| Forfeiture of restricted stock | (3,465) | — | — | — | — | — | — |
| Stock-based compensation | — | — | 1,258 | — | — | — | 1,258 |
| Issuance of common stocks | 950,586 | 10 | 1,557 | — | — | — | 1,567 |
| Exercise of stock options | 90,005 | — | 529 | — | — | — | 529 |
| Acquisitions of treasury stock | (1,531,540) | — | — | — | (11,793) | — | (11,793) |
| Comprehensive income: | | | | | | | |
| Net income | — | — | — | 21,793 | — | — | 21,793 |
| Fair valuation of derivatives | — | — | — | — | — | (5,041) | (5,041) |
| Reclassification to net income from accumulated other comprehensive income related to hedge derivatives | — | — | — | — | — | (11,496) | (11,496) |
| Foreign currency translation adjustments | — | — | — | — | — | 7,105 | 7,105 |
| Unrealized loss on investments | — | — | — | — | — | (103) | (103) |
| Total comprehensive income | | | | | | | 12,258 |
| **Balance at December 31, 2011** | 37,907,575 | $394 | $98,929 | $93,950 | $(11,793) | $(14,810) | $166,670 |

*The accompanying notes are an integral part of these consolidated financial statements*

Form 10-K

## MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In thousands of US dollars) | | | |
| **Cash flows from operating activities** | | | | |
| Net income (loss) | $ 21,793 | $ 74,120 | $ (1,963) | $ 841,106 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | | | |
| Depreciation and amortization | 51,224 | 58,395 | 11,218 | 38,255 |
| Provision for severance benefits | 14,698 | 19,684 | 1,851 | 8,835 |
| Amortization of debt issuance costs and original issue discount | 970 | 925 | — | 836 |
| Loss (gain) on foreign currency translation, net | 15,140 | (17,084) | (10,077) | (44,224) |
| Loss (gain) on disposal of property, plant and equipment, net | (122) | 39 | 17 | 95 |
| Loss (gain) on disposal of intangible assets, net | 25 | 13 | 5 | (9,230) |
| Restructuring and impairment charges | 2,499 | 2,003 | — | (1,120) |
| Stock/Unit-based compensation | 2,085 | 5,239 | 2,199 | 233 |
| Cash used for reorganization items | — | 1,573 | 4,263 | 1,076 |
| Noncash reorganization items | — | — | — | (805,649) |
| Loss on early extinguishment of senior notes | 5,459 | — | — | — |
| Other | 1,682 | 4,177 | (667) | 2,722 |
| Changes in operating assets and liabilities | | | | |
| Accounts receivable | (6,234) | (41,370) | 16,443 | (12,930) |
| Inventories | 4,274 | (3,172) | 6,739 | (1,163) |
| Other receivables | 2,657 | 297 | 1,755 | 31 |
| Other current assets | (5,081) | 2,997 | 3,192 | 5,896 |
| Deferred tax assets | 1,412 | 1,543 | 678 | 1,054 |
| Accounts payable | 18,084 | (5,049) | (14,144) | 6,316 |
| Other accounts payable | (6,891) | 8,483 | (12,511) | (11,452) |
| Accrued expenses | (5,577) | 3,992 | (5,687) | 28,295 |
| Other current liabilities | (3,050) | 962 | 1,188 | 39 |
| Payment of severance benefits | (10,478) | (6,673) | (1,389) | (4,320) |
| Other | (38) | (3,129) | (1,002) | (9) |
| Net cash provided by operating activities before reorganization items | 104,531 | 107,965 | 2,108 | 44,692 |
| Cash used for reorganization items | — | (1,573) | (4,263) | (1,076) |
| Net cash provided by (used in) operating activities | 104,531 | 106,392 | (2,155) | 43,616 |
| **Cash flows from investing activities** | | | | |
| Decrease (increase) in restricted cash | (7,199) | — | — | 11,409 |
| Proceeds from disposal of plant, property and equipment | 219 | 10 | 37 | 329 |
| Proceeds from disposal of intangible assets | — | — | — | 9,375 |
| Purchase of plant, property and equipment | (48,173) | (43,616) | (1,258) | (7,513) |
| Payment for intellectual property registration | (696) | (553) | (70) | (366) |

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| | (In thousands of US dollars) | | | |
| Decrease (increase) in short-term financial instruments | — | 329 | (329) | — |
| Collection of guarantee deposits | 1,544 | 1,198 | — | — |
| Payment of guarantee deposits | (2,482) | (1,090) | — | — |
| Other | (371) | (6) | 23 | (96) |
| Net cash provided by (used in) investing activities | (57,158) | (43,728) | (1,597) | 13,138 |
| **Cash flows from financing activities** | | | | |
| Proceeds from issuance of common stock | 9,336 | — | — | — |
| Proceeds from issuance of senior notes | — | 246,685 | — | — |
| Debt issuance costs paid | — | (8,313) | — | — |
| Issuance of new common units pursuant to the reorganization plan | — | — | — | 35,280 |
| Repayment of long-term borrowings | — | (61,750) | — | — |
| Repurchase of senior notes | (50,307) | — | — | — |
| Repayment of obligations under capital lease | (6,312) | (3,476) | — | — |
| Repayment of short-term borrowings | — | — | — | (33,250) |
| Distribution to stockholders | — | (130,689) | — | — |
| Acquisition of treasury stock | (11,793) | — | — | — |
| Net cash provided by (used in) financing activities | (59,076) | 42,457 | — | 2,030 |
| Effect of exchange rates on cash and cash equivalents | 1,642 | 2,126 | 1,098 | 4,758 |
| Net increase (decrease) in cash and cash equivalents | (10,061) | 107,247 | (2,654) | 63,542 |
| **Cash and cash equivalents** | | | | |
| Beginning of the period | 172,172 | 64,925 | 67,579 | 4,037 |
| End of the period | $162,111 | $ 172,172 | $64,925 | $ 67,579 |
| **Supplemental cash flow information** | | | | |
| Cash paid for interest | $ 24,722 | $ 17,070 | $ 955 | $ 7,962 |
| Cash paid for income taxes | $ 1,954 | $ 773 | $ 669 | $ 8,074 |
| **Noncash investing and financing activities** | | | | |
| Assets acquired under capital lease obligations | $ — | $ 10,673 | $ — | $ — |
| Deferred offering costs reclassified as reduction of additional paid-in capital | $ 7,194 | $ — | $ — | $ — |

*The accompanying notes are an integral part of these consolidated financial statements*

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## 1. General

### *The Company*

MagnaChip Semiconductor Corporation, successor to MagnaChip Semiconductor LLC (together with its subsidiaries, the "Company") is a Korea-based designer and manufacturer of analog and mixed-signal semiconductor products for high-volume consumer applications. The Company's business is comprised of three key segments: Display Solutions, Power Solutions and Semiconductor Manufacturing Services. The Company's Display Solutions products include display drivers for use in a wide range of flat panel displays and mobile multimedia devices. The Company's Power Solutions products include discrete and integrated circuit solutions for power management in high-volume consumer applications. The Company's Semiconductor Manufacturing Services segment provides specialty analog and mixed-signal foundry services for fabless semiconductor companies that serve the consumer, computing and wireless end markets.

## 2. Voluntary Reorganization under Chapter 11

On June 12, 2009, MagnaChip Semiconductor LLC (the "Parent"), MagnaChip Semiconductor B.V., MagnaChip Semiconductor S.A. and certain other subsidiaries of the Parent in the U.S. (the "Debtors"), filed a voluntary petition for relief in the U.S. Bankruptcy Court for the District of Delaware under Chapter 11 of the U.S. Bankruptcy Code. The court approved a plan of reorganization proposed by the Creditors' Committee on September 25, 2009 (the "Plan of Reorganization"), and the Plan of Reorganization became effective and the Debtors emerged from Chapter 11 reorganization proceedings (the "Reorganization Proceedings") on November 9, 2009 (the "Reorganization Effective Date"). On the Reorganization Effective Date, the Company implemented fresh-start reporting in accordance with Accounting Standards Codification ("ASC") 852, "Reorganizations" ("ASC 852").

All conditions required for the adoption of fresh-start reporting were met upon emergence from the Reorganization Proceedings on the Reorganization Effective Date. The Company is permitted to select an accounting convenience date ("the Fresh-Start Adoption Date") proximate to the emergence date for purposes of fresh-start reporting, provided that an analysis of the activity between the date of emergence and an accounting convenience date does not result in a material difference in the fresh-start reporting results. The Company evaluated transaction activity between October 25, 2009 and the Reorganization Effective Date and concluded that an accounting convenience date of October 25, 2009 which was the Company's October accounting period end was appropriate. As a result, the fair value of the Predecessor Company's assets became the new basis for the Successor Company's consolidated statement of financial position as of the Fresh-Start Adoption Date, and all operations beginning on or after October 26, 2009 are related to the Successor Company.

As a result of the application of fresh-start reporting in accordance with ASC 852, the financial statements prior to and including October 25, 2009 represent the operations of the Predecessor Company and are not comparable with the financial statements for periods on or after October 25, 2009. References to the "Successor Company" refer to the Company on or after October 25, 2009, after giving effect to the application of fresh-start reporting. References to the "Predecessor Company" refer to the Company prior to and including October 25, 2009. See "Note 3 Fresh-Start Reporting" for further details.

The Plan of Reorganization provided for the satisfaction of claims against the Debtors through (i) the issuance of a new term loan in the amount of approximately $61.8 million in complete satisfaction of the first lien lender claims arising from the senior secured credit facility, (ii) the conversion to Parent equity of all claims arising from the Second Priority Senior Secured Notes and Senior Subordinated Notes, (iii) an offering of equity to the holders of the Second Priority Senior Secured Notes and (iv) a cash payment to holders of unsecured

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

claims. On the Reorganization Effective Date, among other events, (i) the liens and guarantees securing the Second Priority Senior Secured Notes and Senior Subordinated Notes were released and extinguished, (ii) funds affiliated with Avenue Capital Management II, L.P. became the majority unitholder of Parent and (iii) the new term loan was evidenced by the Amended and Restated Credit Agreement dated as of November 6, 2009, by and among MagnaChip Semiconductor S.A., MagnaChip Semiconductor Finance Company, Parent, the Subsidiary Guarantors, the Lenders party thereto, and Wilmington Trust FSB, as administrative agent for the Lenders and collateral agent for the secured parties.

During the period from the date of its Chapter 11 filing to the Fresh-Start Adoption Date (the "Pre-Emergence Period"), the Company recorded interest expense on pre-petition obligations only to the extent it believed the interest would be paid during the Reorganization Proceedings. Had the Company recorded interest expense based on its pre-petition contractual obligations pursuant to its Second Priority Senior Notes and Senior Subordinated Notes, interest expense would have been $47,828 thousand, a $16,663 thousand increase for the ten-month period ended October 25, 2009.

In addition, the Company's Series B redeemable convertible preferred units were also subject to compromise and no dividends were accrued during the Pre-Emergence Period. Had the Company recorded dividends based on pre-petition contractual obligations, dividends accrued on preferred units would have been $11,819 thousand, a $5,502 thousand increase for the ten-month period ended October 25, 2009.

### 3. Fresh-Start Reporting

Upon emergence from the Reorganization Proceedings, the Company adopted fresh-start reporting in accordance with ASC 852. The Company's emergence from the Reorganization Proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit. Accordingly, the Company's consolidated financial statements for periods prior to and including October 25, 2009 are not comparable to consolidated financial statements presented on or after October 25, 2009.

Fresh-start reporting reflects the value of the Company as determined in the confirmed Plan of Reorganization. Under fresh-start reporting, the Company's asset values were remeasured and allocated in conformity with ASC 805, "Business Combinations" ("ASC 805"). Fresh-start reporting required that all liabilities, other than deferred taxes and severance benefits, be stated at fair value. Deferred taxes are determined in conformity with ASC 740, "Income Taxes" ("ASC 740").

### 4. Completion of Initial Public Offering

Prior to the Company's initial public offering (the "MagnaChip Corporation IPO"), the Company's board of directors and the holders of a majority of its outstanding common units elected to convert the Company from a Delaware limited liability company to a Delaware corporation and to change the Company's name from MagnaChip Semiconductor LLC to MagnaChip Semiconductor Corporation. The corporate conversion was completed on March 10, 2011. In connection with the corporate conversion, outstanding common units of MagnaChip Semiconductor LLC were automatically converted into shares of common stock of the Company, outstanding options to purchase common units of the Company were automatically converted into options to purchase shares of common stock of the Company and outstanding warrants to purchase common units of MagnaChip Semiconductor LLC were automatically converted into warrants to purchase shares of common stock of the Company, all at a ratio of one share of common stock for eight common units.

On March 16, 2011, the Company also completed the MagnaChip Corporation IPO of 9,500,000 shares of common stock at an offering price of $14.00 per share and on March 11, 2011 listed on the NYSE. All shares

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

were sold in the form of depositary shares and each depositary share represented an ownership interest in one share of common stock. Of the 9,500,000 shares, 950,000 shares were newly issued by the Company and 8,550,000 shares were sold by selling stockholders. The Company received $12,369 thousand of proceeds from the issuance of the new shares of common stock after deducting underwriters' discounts and commissions, and the Company did not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. The Company incurred $10,807 thousand of IPO expenses that were recorded as reduction of additional paid-in capital in the consolidated balance sheets.

The Company previously stated an intention to use a part of the net proceeds from the MagnaChip Corporation IPO to make incentive payments to all employees, excluding management. The payment of such employee incentives was contingent upon the consummation of the MagnaChip Corporation IPO. The Company paid $12,146 thousand of the incentives in March 2011.

**5. Summary of Significant Accounting Policies**

***Basis of Presentation***

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

In preparing the consolidated financial statements for the Predecessor Company and Successor Company, the Company applied ASC 852, which requires that the financial statements for periods subsequent to the Chapter 11 filing distinguish transactions and events that were directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that were realized or incurred in the Reorganization Proceedings were recorded in reorganization items, net on the consolidated statements of operations.

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

***Principles of Consolidation***

The consolidated financial statements include the accounts of the Company including its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

***Use of Estimates***

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and disclosures. The most significant estimates and assumptions relate to the fair valuation of acquired assets and assumed liabilities, fair valuation of common shares/units, the useful life of property, plant and equipment, allowance for doubtful accounts receivable, contingent liabilities, inventory valuation, fair valuation of derivative financial instruments, restructuring accrual and impairment of long-lived assets. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

***Foreign Currency Translation***

The Company has assessed in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"), the functional currency of each of its subsidiaries in Luxembourg, the Netherlands and the United Kingdom and has

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

designated the U.S. dollar to be their respective functional currencies. The Company and its other subsidiaries are utilizing their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the U.S. dollar are translated into the U.S. dollar in accordance with ASC 830. All the assets and liabilities are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated using average exchange rates for the respective periods. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated comprehensive income (loss) of stockholders'/unitholders' equity. Gains and losses due to transactions in currencies other than the functional currency are included as a component of other income (expense) in the statement of operations.

***Cash and Cash Equivalents***

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

***Accounts Receivable Reserves***

An allowance for doubtful accounts is provided based on the aggregate estimated uncollectability of the Company's accounts receivable. The Company also records an allowance for cash returns, included within accounts receivable, net, based on the historical experience of the amount of goods that will be returned and refunded. In addition, the Company also includes in accounts receivable, an allowance for additional products that may have to be provided, free of charge, to compensate customers for products that do not meet previously agreed yield criteria, the low yield compensation reserve.

***Inventories***

Inventories are stated at the lower of cost or market, using the average cost method, which approximates the first in, first out method ("FIFO"). If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. Reserves are also established for excess inventory based on inventory levels in excess of six months of projected demand, as judged by management, for each specific product.


Form 10-K

In addition, as prescribed in ASC 330, *"Inventory,"* the cost of inventories is determined based on the normal capacity of each fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceeds those under normal capacity are charged to cost of sales rather than capitalized as inventories.

***Property, Plant and Equipment***

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as set forth below.

| | |
|---|---|
| Buildings | 30 - 40 years |
| Building related structures | 10 - 20 years |
| Machinery and equipment | 10 - 12 years |
| Vehicles and others | 5 years |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Borrowing costs incurred during the construction period of assets are capitalized as part of the related assets.

Prior to July 1, 2011, the Company depreciated machinery and measurement equipment using the straight-line method over 5 to 10 years. However, based on an evaluation of the appropriateness of depreciable lives including a review of historical usage and a change in its strategic business plan, the Company determined that machinery and measurement equipment have a longer life than previously estimated. As a result, the Company changed the estimate of depreciable lives for machinery and measurement equipment to 10 to 12 years. The purpose of this change was to more accurately reflect the productive life of these assets. In accordance with ASC 250-10-45, "Accounting Changes and Error Corrections," the change in life has been accounted for as a change in accounting estimate on a prospective basis from July 1, 2011. As a result of the change in the estimated life of machinery and measurement equipment, cost of sales was $4.8 million lower, net income was $5.2 million higher and net income per diluted share was $0.13 higher for the year ended December 31, 2011.

### *Impairment of Long-Lived Assets*

The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"). Recoverability is measured by comparing its carrying amount with the future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment is measured as the difference between the carrying amount of the assets and the fair value of assets using the present value of the future net cash flows generated by the respective long-lived assets.

### *Restructuring Charges*

The Company recognizes restructuring charges in accordance with ASC 420, "Exit or Disposal Cost Obligations" ("ASC 420"). Certain costs and expenses related to exit or disposal activities are recorded as restructuring charges when liabilities for those costs and expenses are incurred.

### *Lease Transactions*

The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreements. Machinery and equipment acquired under capital lease agreements are recorded at the lower of the present value of future minimum lease payments and estimated fair value of leased property and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as capital lease obligations, net of unaccrued interest. Interest is amortized over the lease period using the effective interest rate method. Leases that do not qualify as capital leases are classified as operating leases, and the related rental payments are expensed on a straight-line basis over the shorter of the estimated useful lives of the leased property and the lease term.

### *Software*

The Company capitalizes certain external costs that are incurred to purchase and implement internal-use computer software. Direct costs relating to the development of software for internal use are capitalized after technological feasibility has been established, in accordance with ASC 350, "Intangibles-Goodwill and Other" ("ASC 350"). Depreciation is recorded on a straight-line basis over the software's estimated useful life, which is usually five years.

***Intangible Assets***

Intangible assets other than intellectual property include technology and customer relationships which are amortized on a straight-line basis over periods ranging from one to five years. Intellectual property assets acquired represent rights under patents, trademarks and property use rights and are amortized over their respective periods of benefit, ranging up to ten years, on a straight-line basis.

***Fair Value Disclosures of Financial Instruments***

The Company has adopted and follows ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for measurement and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by ASC 820 are:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability ("an exit price") in an orderly transaction between market participants at the measurement date. The carrying amounts of the Company's financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables, accounts payable and other accounts payable approximate their fair values because of the short maturity of these instruments.



***Accrued Severance Benefits***

The majority of accrued severance benefits is for employees in the Company's Korean subsidiary. Pursuant to the Employee Retirement Benefit Security Act of Korea, most employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2011, 98% of all employees of the Company were eligible for severance benefits.

Accrued severance benefits are funded through a group severance insurance plan. The amounts funded under this insurance plan are classified as a reduction of the accrued severance benefits. Subsequent accruals are to be funded at the discretion of the Company.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

In accordance with the National Pension Act of the Republic of Korea, a certain portion of accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits. The contributed amount is paid to employees from the National Pension Fund upon their retirement.

### *Revenue Recognition*

Revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered and title and risk of loss have transferred, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. Utilizing these criteria, product revenue is recognized either upon shipment, upon delivery of the product at the customer's location or upon customer acceptance, depending on the terms of the arrangements. Certain sale arrangements include customer acceptance provisions that require written notification of acceptance within the pre-determined period from the date of delivery of the product. If the pre-determined period has ended without written notification, customer acceptance is deemed to have occurred pursuant to the underlying sales arrangements. In such cases, the Company recognizes revenue on the earlier of the written notification or the pre-determined period from date of delivery. The Company's revenue recognition policy is consistent across its product lines, marketing venues, and geographic areas.

In accordance with revenue recognition guidance, any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is presented in the statements of operations on a net basis (excluded from revenues).

The Company's customers can return defective products, including products that do not meet the yield criteria. The Company accrues for the estimated costs that may be incurred for the defective products. In addition, the Company offers discounts to customers who make early payments. The Company estimates the amount to be paid to customers based on historical experience and expected rate of discount. The estimated discount amount is recorded as a deduction from net sales.

Other than product warranty obligations, yield provisions and customer acceptance provisions, sales contracts do not include any other post-shipment obligations that could have an impact on revenue recognition. In addition, the Company does not currently provide any credits, rebates or price protection or similar privileges that could have an impact on revenue recognition.

All amounts billed to a customer related to shipping and handling are classified as sales while all costs incurred by the Company for shipping and handling are classified as selling, general and administrative expenses. The amounts charged to selling, general and administrative expenses were $2,408 thousand, $1,594 thousand, $207 thousand and $752 thousand for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

### *Derivative Financial instruments*

The Company applies the provisions of ASC 815, "Derivatives and Hedging" ("ASC 815"). This Statement requires the recognition of all derivative instruments as either assets or liabilities measured at fair value.

Under the provisions of ASC 815, the Company may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a "cash flow hedge") or hedging the exposure to changes in the fair value of an asset or a liability (a "fair value hedge"). Special accounting for qualifying hedges allows the effective portion of a derivative instrument's gains and

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

losses to offset related results on the hedged item in the consolidated statements of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in cash flows or fair value attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The Company assesses hedge effectiveness at the end of each quarter.

In accordance with ASC 815, changes in the fair value of derivative instruments that are cash flow hedges are recognized in accumulated other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Ineffective portions of a derivative instrument's change in fair value are immediately recognized in earnings. Derivative instruments that do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income (loss).

The cash flows from derivative instruments receiving hedge accounting treatment are classified in the same categories as the hedged items in the consolidated statements of cash flows.

***Advertising***

The Company expenses advertising costs as incurred. Advertising expense was approximately $148 thousand, $106 thousand, $25 thousand and $70 thousand for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

***Product Warranties***

The Company records, in other current liabilities, warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. This warranty covers defective products, and related liabilities are accrued when product revenues are recognized. Factors that affect the Company's warranty liability include historical and anticipated rates of warranty claims and repair costs per claim to satisfy the Company's warranty obligation. As these factors are impacted by actual experience and future expectations, the Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts when necessary.

***Research and Development***

Research and development costs are expensed as incurred and include wafers, masks, employee expenses, contractor fees, building costs, utilities and administrative expenses. Acquired IPR&D assets are considered indefinite-lived intangible assets and are not subject to amortization. An IPR&D asset must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once the IPR&D projects have been completed, the useful life of the IPR&D asset is determined and amortized accordingly.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

*Licensed Patents and Technologies*

The Company has entered into a number of royalty agreements to license patents and technology used in the design of its products. The Company carries two types of royalties: lump-sum and running basis. Lump-sum royalties which require initial payments, usually paid in installments, represent a non-refundable commitment, such that the total present value of these payments is recorded as a liability upon execution of the agreements and the costs are amortized over the contract period using the straight-line method and charged to research and development expenses in the statements of operations.

Running royalty is paid based on the revenue of related products sold by the Company. For example, the Company entered into an agreement with a semiconductor design company, who comprised 78.6%, 77.5%, 88.4% and 94.4% of total running royalty expenses in the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

*Stock/Unit-Based Compensation*

The Company follows the provisions of ASC 718, "Compensation-Stock Compensation" ("ASC 718"). Under ASC 718, stock/unit-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. As permitted under ASC 718, the Company elected to recognize compensation expense for all options with graded vesting based on the graded attribution method.

The Company uses the Black-Scholes option-pricing model to measure the grant-date-fair-value of options. The Black-Scholes model requires certain assumptions to determine an option's fair value, including expected term, risk free interest, expected volatility and fair value of underlying common share/unit. The expected term of each option grant was based on employees' expected exercises and post-vesting employment termination behavior and the risk free interest rate was based on the U.S. Treasury yield curve for the period corresponding with the expected term at the time of grant. The expected volatility was estimated using historical volatility of share prices of similar public entities. No dividends were assumed for this calculation of option value. Before IPO, the Company estimates the fair value of the underlying common unit because there is no public trading market for its common units.

*Earnings per Share/Unit*

In accordance with ASC 260, "Earnings Per Share" ("ASC 260"), the Company computes basic earnings from continuing operations per share/unit and basic earnings per share/unit by dividing income from continuing operations available to common stockholders/unitholders and net income available to common stockholders/unitholders, respectively, by the weighted average number of common shares/units outstanding during the period which would include, to the extent their effect is dilutive options to purchase common stock/units and restricted stock/units. Diluted earnings per share/unit reflect the dilution of potential common stock/units outstanding during the period. In determining the hypothetical shares/units repurchased, the Company uses the average share/unit price for the period.

*Income Taxes*

Prior to its conversion to a corporation, MagnaChip Semiconductor Corporation elected to be treated as a partnership for U.S. federal income tax purposes and therefore was not subject to income taxes on its income. Taxes on its income were the responsibility of the individual equity owners of MagnaChip Semiconductor

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Corporation. MagnaChip Semiconductor Corporation became a taxable entity according to the corporate conversion. The Company operates a number of subsidiaries that are subject to local income taxes in those markets.

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company follows Financial Accounting Standards Board ("FASB") interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," codified as ASC 740, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability or (c) both (a) and (b). Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in ASC 740 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation.

***Segment Information***

The Company has determined, based on the nature of its operations and products offered to customers, that its reportable segments are Display Solutions, Semiconductor Manufacturing Services and Power Solutions. The Display Solutions segment's primary products are flat panel display drivers and the Semiconductor Manufacturing Services segment provides wafer foundry services to clients. The Power Solutions segment's products are designed for applications such as mobile phones, LCD televisions and desktop computers, and allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. Net sales for the "All other" category primarily relate to certain business activities that do not constitute operating or reportable segments.

The Company's chief operating decision maker ("CODM") as defined by ASC 280, "Segment Reporting" ("ASC 280"), allocates resources to and assesses the performance of each segment using information about its revenue. The Company does not identify or allocate assets by segments, nor does the CODM evaluate operating

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

segments using discrete asset information. In addition, the Company does not allocate operating expenses, interest income or expense, other income or expense, or income tax expenses to the segments. Management does not evaluate segments based on these criteria.

*Concentration of Credit Risk*

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for customers on accounts receivable. The Company maintains reserves for potential credit losses, but historically has not experienced significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company derives a substantial portion of its revenues from export sales through its overseas subsidiaries in Asia, North America and Europe.

*Recent Accounting Pronouncements*

In May, 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a single, converged fair value framework. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands existing disclosure requirements for fair value measurements and makes other amendments. Key additional disclosures include quantitative disclosures about unobservable inputs in Level 3 measures, qualitative information about sensitivity of Level 3 measures and valuation process, and classification within the fair value hierarchy for instruments where fair value is only disclosed in the footnotes but carrying amount is on some other basis. For public companies, the ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income," which amends current comprehensive income guidance. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, it requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income ("OCI"). The ASU does not change the items that must be reported in OCI. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after December 15, 2011 with early adoption permitted. The Company does not expect adoption of this ASU to have a material impact on our results of operations, financial position or cash flow.

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, "Fair Value Measurements and Disclosures," ("ASC 820") as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

beginning after December 15, 2010. The adoption of ASU 2010-06 except for the level 3 reconciliation as of January 1, 2010 did not have a material effect on the Company's financial condition or results of operations. The adoption of ASU 2010-06 in relation to the Level 3 reconciliation as of January 1, 2011 did not have a material effect on the Company's financial condition or results of operations.

## 6. Reorganization Related Items

In accordance with ASC 852, the financial statements for the Predecessor Company periods distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the Company. In connection with the bankruptcy proceedings, implementation of the Plan of Reorganization and adoption of fresh-start reporting, the Company recorded the following reorganization income (expense) items:

| | Predecessor |
|---|---|
| | Ten-Month Period Ended October 25, 2009 |
| Professional fees | $ (7,459) |
| Revaluation of assets | 31,399 |
| Effects of the plan of reorganization | 780,981 |
| Write-off of debt issuance costs | (166) |
| Others | (182) |
| Total | $804,573 |

Included in reorganization items, net for the ten-month period ended October 25, 2009 was the Predecessor Company's gain recognized from the effects of the Plan of Reorganization. The gain results from the difference between the Predecessor Company's carrying amount of remaining pre-petition liabilities subject to compromise and the amounts to be distributed pursuant to the Plan of Reorganization. The gain from the effects of the Plan of Reorganization is comprised of the following:

| | Predecessor |
|---|---|
| | Ten-Month Period Ended October 25, 2009 |
| Discharge of liabilities subject to compromise | $798,043 |
| Issuance of new common stock | (14,259) |
| Issuance of new warrants | (2,533) |
| Accrual of amounts to be settled in cash | (270) |
| Gain from the effects of the Plan of Reorganization | $780,981 |


Form 10-K

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Liabilities subject to compromise represent the liabilities of the Company incurred prior to the petition date, except those that will not be impaired under the Plan of Reorganization. Liabilities subject to compromise consisted of the following at October 25, 2009.

| | Predecessor |
|---|---|
| | October 25, 2009 |
| General unsecured claims | $ 2,702 |
| Current portion of long-term debt-old | 750,000 |
| Accrued interest on current portion of long-term debt | 45,341 |
| Total | $798,043 |

## 7. Fair Value Measurements

ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 requires, among other things, the Company's valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table represents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and the basis for that measurement:

| | Carrying Value December 31, 2011 | Fair Value Measurement December 31, 2011 | Quoted Prices in Active Markets for Identical Asset (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Available-for-sale securities (other non-current assets) | $ 572 | $ 572 | $572 | $ — | $— |
| Liabilities: | | | | | |
| Derivative liabilities | 9,757 | 9,757 | — | 9,757 | — |

The following table represents the Company's assets measured at fair value on a recurring basis as of December 31, 2010 and the basis for that measurement:

| | Carrying Value December 31, 2010 | Fair Value Measurement December 31, 2010 | Quoted Prices in Active Markets for Identical Asset (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Current derivative assets (other current assets) | $8,322 | $8,322 | $— | $8,322 | $— |
| Available-for-sale securities (other non-current assets) | 673 | 673 | 673 | — | — |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

At December 31, 2011, there were $203.7 million of principal amount of 10.5% senior notes outstanding. The carrying amount of 10.5% senior notes was $201,389 thousand at December 31, 2011. The fair value of the $203.7 million senior notes at December 31, 2011 was estimated to be $214,894 thousand, based on quoted market rates.

At December 31, 2010, there were $250 million of 10.5% senior notes outstanding. The carrying amount of 10.5% senior notes was $242,882 thousand at December 31, 2010. The fair value of the $250 million senior notes at December 31, 2010 was estimated to be $267,813 thousand, based on quoted market rates.

## 8. Accounts Receivable

Accounts receivable as of December 31, 2011 and 2010 consisted of the following:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| Accounts receivable | $118,793 | $111,420 |
| Notes receivable | 9,603 | 10,699 |
| Less: | | |
| Allowances for doubtful accounts | (462) | (609) |
| Cash return reserve | (481) | (322) |
| Low yield compensation reserve | (1,531) | (2,134) |
| Accounts receivable, net | $125,922 | $119,054 |

Changes in allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $(609) | $(377) |
| Bad debt expense | 146 | (217) |
| Write off | — | — |
| Translation adjustments | 1 | (15) |
| Ending balance | $(462) | $(609) |

Changes in cash return reserve for the years ended December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $ (322) | $(1,729) |
| Addition to reserve | (2,750) | (776) |
| Payment made | 2,587 | 2,172 |
| Translation adjustments | 4 | 11 |
| Ending balance | $ (481) | $ (322) |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Changes in low yield compensation reserve for the years ended December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $(2,134) | $(1,437) |
| Addition to reserve | (861) | (2,168) |
| Payment made | 1,468 | 1,508 |
| Translation adjustments | (4) | (37) |
| Ending balance | $(1,531) | $(2,134) |

## 9. Inventories

Inventories as of December 31, 2011 and 2010 consist of the following:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| Finished goods | $ 7,140 | $13,529 |
| Semi-finished goods and work-in-process | 46,562 | 50,542 |
| Raw materials | 9,933 | 9,762 |
| Materials in-transit | 1,471 | 1,643 |
| Less: inventory reserve | (2,270) | (7,041) |
| Inventories, net | $62,836 | $68,435 |

Changes in inventory reserve for the years ended December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $(7,040) | $(4,579) |
| Change in reserve | 2,997 | (5,936) |
| Write off | 1,709 | 3,606 |
| Translation adjustments | 64 | (132) |
| Ending balance | $(2,270) | $(7,041) |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## 10. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2011 and 2010 are comprised of the following:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| Buildings and related structures | $ 73,021 | $ 73,945 |
| Machinery and equipment | 151,100 | 112,398 |
| Vehicles and others | 11,998 | 8,007 |
| Equipment under capital lease | 11,160 | 11,457 |
| | 247,279 | 205,807 |
| Less: accumulated depreciation | (78,130) | (41,440) |
| accumulated depreciation on equipment under capital lease | (2,414) | (836) |
| Land | 15,928 | 15,481 |
| Property, plant and equipment, net | $182,663 | $179,012 |

Aggregate depreciation expenses totaled $41,812 thousand and $36,261 thousand for the year ended December 31, 2011, and 2010, respectively.

Prior to July 1, 2011, the Company depreciated machinery and measurement equipment using the straight-line method over 5 to 10 years. However, based on an evaluation of the appropriateness of depreciable lives including a review of historical usage and an expansion of the Company's Power Solutions business, the Company determined that machinery and measurement equipment have a longer life than previously estimated. As a result, the Company changed the estimate of depreciable lives for machinery and measurement equipment to 10 to 12 years. The purpose of this change was to more accurately reflect the productive life of these assets. In accordance with ASC 250-10-45, "Accounting Changes and Error Corrections," the change in life has been accounted for as a change in accounting estimate on a prospective basis from July 1, 2011. As a result of the change in the estimated life of machinery and measurement equipment, cost of sales was $4.8 million lower, net income was $5.2 million higher and net income per diluted share was $0.13 higher for the year ended December 31, 2011.


Form 10-K

## 11. Intangible assets

Intangible assets at December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| Technology | $ 21,126 | $ 19,969 |
| Customer relationships | 26,777 | 27,115 |
| Intellectual property assets | 5,868 | 5,444 |
| In-process research and development | — | 3,418 |
| Less: accumulated amortization | (36,984) | (28,408) |
| Intangible assets, net | $ 16,787 | $ 27,538 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Aggregate amortization expenses for intangible assets totaled $9,412 thousand and $22,134 for the year ended December 31, 2011, and 2010, respectively. The estimated aggregate amortization expense of intangible assets for the next five years is $8,336 thousand in 2012, $6,520 thousand in 2013, $1,284 thousand in 2014, $76 thousand in 2015 and $76 thousand in 2016.

As part of its application of fresh-start reporting, the Company recognized fair value associated with IPR&D of $9,700 thousand. The Company accounted for IPR&D as an indefinite-lived intangible asset until completion or abandonment of the associated research and development ("R&D") projects. The IPR&D charges incurred by the Company's Semiconductor Manufacturing Services ("SMS") segment related to design of a product to the point that it met specific technical requirements, directly targeted at customers. The Display Solutions segment incurs IPR&D charges related to the design of possible products. These R&D efforts are intended to incur incremental sales with the Company's existing and new customers.

When a project is completed, the carrying amount of the related IPR&D is reclassified into technology and amortized over the remaining estimated life of the asset beginning in the period in which the project is completed and sales of related product is recognized. Accordingly, IPR&D of $1,700 thousand in the Display Solutions segment and $2,950 thousand in the SMS segment were reclassified into technology in 2010 and $1,572 thousand in the SMS segment was reclassified into technology in 2011.

IPR&D assets are reviewed at least annually for impairment or more frequently if changes in circumstances indicate the asset may be impaired. If a project becomes impaired or abandoned, the carrying amount of the related intangible asset would be written down to its fair value and an impairment charge would be taken in the period in which the impairment occurs. The Company performed its annual impairment test as of September 30, 2010 and no impairment test was performed in 2011 since all remaining IPR&D projects were abandoned. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. The excess earnings method was applied as a valuation method that establishes the business value based on a stream of future economic benefits, such as net cash flows, discounted to their present value. This calculation is highly sensitive to both the estimated future cash flows from each R&D project and the discount rate assumed in these calculations. These components are discussed below:

- Estimated future cash flows

The key variables that the Company must estimate to determine future cash flows include assumptions for sales volume, selling prices, raw material costs, labor and other employee benefit costs, capital additions and other economic or market-related factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties since they are forecasting future events. For example, unanticipated changes in competition, customer sourcing requirements and product maturity would all have a significant impact on these estimates.

- Discount rate

The Company employs a Weighted Average Cost of Capital ("WACC") approach to determine the Company's discount rate for IPR&D impairment testing. The Company's WACC calculation includes factors such as the risk free rate of return, cost of debt and expected equity premiums. The factors in this calculation are largely external to the Company, and therefore are beyond the Company's control.

When the carrying amount of any IPR&D project exceeds its estimated fair value on a project by project basis, an impairment charge must be recognized in an amount equal to that excess. Accordingly, the Company recognized $2,003 thousand of impairment charges for the year ended December 31, 2010, which consisted of

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

$391 thousand from IPR&D annual impairment test and $1,612 thousand from twelve abandoned IPR&D projects. The Company recognized $2,016 thousand of impairment charges for the year ended December 31, 2011 from twelve abandoned IPR&D projects.

## 12. Derivative Financial Instruments

The Company's Korean subsidiary entered into option, forward and zero cost collar contracts to hedge the risk of changes in the functional-currency-equivalent cash flows attributable to currency rate changes on U.S. dollar denominated revenues.

Details of derivative contracts as of December 31, 2011 are as follows:

| Date of transaction | Type of derivative | Total notional amount | Month of settlement |
|---|---|---|---|
| January 17, 2011 | Zero cost collar | $ 60,000 | January to June 2012 |
| March 16, 2011 | Zero cost collar | 24,000 | January to March 2012 |
| August 2, 2011 | Zero cost collar | 24,000 | April to June 2012 |
| August 8, 2011 | Forward | 54,000 | July to September 2012 |
| August 19, 2011 | Forward | 54,000 | October to December 2012 |

The option, forward and zero cost collar contracts qualify as cash flow hedges under ASC 815, "*Derivatives and Hedging*," ("ASC 815"), since at both the inception of the contracts and on an ongoing basis, the hedging relationship was and is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the contracts. The Company is utilizing the "hypothetical derivative" method to measure the effectiveness by comparing the changes in value of the actual derivative versus the change in fair value of the "hypothetical derivative."

The fair values of the Company's outstanding option, forward and zero cost collar contracts recorded as assets and liabilities as of December 31, 2011 and December 31, 2010 are as follows:

| Derivatives designated as hedging instruments: | | December 31, 2011 | December 31, 2010 |
|---|---|---|---|
| Asset Derivatives: | | | |
| Options | Other current assets | $ — | $ 104 |
| Forward | Other current assets | — | 6,674 |
| Zero cost collars | Other current assets | — | 1,544 |
| Liabilities Derivatives: | | | |
| Forward | Derivative liabilities | 6,801 | — |
| Zero cost collars | Derivative liabilities | 2,956 | — |

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income ("AOCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative, representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

The following table summarizes the impact of derivative instruments on the consolidated statement of operations for the years ended December 31, 2011 and 2010:

| Derivatives in ASC 815 Cash Flow Hedging Relationships | Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion) | | Location of Gain (Loss) Reclassified from AOCI into Statement of Operations (Effective Portion) | Amount of Gain (Loss) Reclassified from AOCI into Statement of Operations (Effective Portion) | | Location of Gain (Loss) Recognized in Statement of Operations on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) | Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | | 2011 | 2010 | | 2011 | 2010 |
| Options | $ (85) | $(1,416) | Net sales | $ (829) | $ (751) | Other income (expenses)—Others | $ (18) | $ (72) |
| Forward | (3,061) | 3,856 | Net sales | 10,771 | (4,034) | Other income (expenses)—Others | (277) | (720) |
| Zero cost collars | (1,895) | 1,542 | Net sales | 1,554 | — | Other income (expenses)—Others | (764) | 81 |
| Total | $(5,041) | $ 3,982 | | $11,496 | $(4,785) | | $(1,059) | $(711) |

The estimated net loss as of December 31, 2011 that is expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is $9,001 thousand.

The Company's option, forward and zero cost collar contracts are subject to termination upon the occurrence of the following events:

(i) On the last day of a fiscal quarter, the sum of qualified and unrestricted cash and cash equivalents held by the Company is less than $30 million.

(ii) The rating of the Company's debt is B- or lower by Standard & Poor's Ratings Group or any successor rating agency thereof ("S&P") or B3 or lower by Moody's Investor Services, Inc. or any successor rating agency thereof ("Moody's") or the Company's debt ceases to be assigned a rating by either S&P or Moody's.

In addition, the Company is required to deposit cash collateral with Goldman Sachs International Bank ("GS"), the counterparty to the option, forward and zero cost collar contracts, for any exposure in excess of $5 million. As of December 31, 2011, the Company has transferred $6,830 thousand of cash collateral to GS for the purpose of credit support to the counterparty. This cash collateral is changed depending on derivative market exposures. GS is required to return the cash collateral to the Company when the derivative market exposures decreases. Under this circumstance, the Company recorded the balance of $6,830 thousand as restricted cash in the balance sheet as of December 31, 2011.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## 13. Product Warranties

Changes in accrued warranty liabilities for each period are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $ 266 | $ 921 |
| Addition (decrease) to warranty reserve | 1,172 | (247) |
| Payments made | (879) | (432) |
| Translation adjustments | (9) | 24 |
| Ending balance | $ 550 | $ 266 |

## 14. Long-term Borrowings

Long-term borrowings as of December 31, 2011 and December 31, 2010 are as follows:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| 10.5% senior notes due April 2018 | 203,691 | 250,000 |
| Discount on 10.5% senior notes due April 2018 | (2,302) | (3,118) |
| Long-term borrowings, net of unamortized discount | $201,389 | $246,882 |

### 10.5% Senior Notes

On April 9, 2010, two of the Company's wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, issued $250 million aggregate principal amount of 10.5% senior notes due April 15, 2018 at a price of 98.674%. Interest on the notes accrues at a rate of 10.5% per annum, payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2010. $250 million of principal amount will be due in full at April 15, 2018. The obligations under the senior notes are fully and unconditionally guaranteed on an unsecured senior basis by the Company and all of its subsidiaries except for MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor (Shanghai) Company Limited. For the accrual of interest expense, the Company uses the effective interest method and accrues interest at an effective rate of 11.04% per annum.

Of the $238,372 thousand of net proceeds, which represents $250 million of principal amount net of $3,315 thousand of original issue discount and $8,313 thousand of debt issuance costs, $130,689 thousand was used to make a distribution to the Company's stockholders and $61,596 thousand was used to repay all outstanding borrowings under the new term loan. The remaining proceeds of $46,087 thousand were retained to fund working capital and for general corporate purposes.

The Company can optionally redeem all or a part of the notes according to the following schedule: (i) at any time prior to April 15, 2013, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price equal to 110.5% of the principal

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

amount of the notes redeemed, plus accrued and unpaid interest and special interest, if any, to the date of redemption; (ii) at any time prior to April 15, 2014, the Company may on any one or more occasions redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the applicable premium as of, and accrued and unpaid interest and special interest, if any, to the date of redemption; and (iii) on or after April 15, 2014, the Company may on any one or more occasions redeem all or a part of the notes, at a redemption price equal to 105.25%, 102.625% and 100% of the principal amount of the notes redeemed in 2014, 2015 and 2016 and thereafter, respectively, plus accrued and unpaid interest and special interest, if any, on the notes redeemed, to the applicable date of redemption.

The indenture relating to the Company's 10.5% senior notes contains covenants that limit ability of the Parent, co-issuers and the restricted subsidiaries to: (i) declare or pay any dividend or make any payment or distribution on account of or purchase or redeem the Company's capital stock or equity interests of the restricted subsidiaries; (ii) make any principal payment on, or redeem or repurchase, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated indebtedness; (iii) make certain investments; (iv) incur additional indebtedness and issue certain types of capital stock; (v) create or incur any lien (except for permitted liens) that secures obligations under any indebtedness or related guarantee; (vi) merge with or into or sell all or substantially all of the Company's assets to other companies; (vii) enter into certain types of transactions with affiliates; (viii) guarantee the payment of any indebtedness; (ix) enter into sale-leaseback transactions; (x) enter into agreements that would restrict the ability of the restricted subsidiaries to make distributions with respect to their equity, to make loans to the Parent, co-issuers or other restricted subsidiaries or to transfer assets to the Parent, co-issuers or other restricted subsidiaries; and (xi) designate unrestricted subsidiaries.

These covenants are subject to a number of exceptions and qualifications. Certain of these restrictive covenants will terminate if the notes are rated investment grade at any time.

As of December 31, 2011, the Company is compliant with all of its covenant requirements in the indenture governing the senior notes.

On May 16, 2011, two of the Company's wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35.0 million out of $250.0 million aggregate principal amount of the Company's 10.5% senior notes due April 15, 2018 at a price of 109.0% from funds affiliated with Avenue Capital Management II, L.P.

On September 19, 2011, two of the Company's wholly-owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, additionally repurchased $11.3 million out of the Company's $215.0 million aggregate principal amount of 10.5% senior notes due April 15, 2018 at a price of 107.5% from unrelated note holders in the open market.

In connection with the repurchases of the Company's senior notes, the Company recognized $5,460 thousand of loss on early extinguishment of senior notes, which consisted of $3,998 thousand from repurchase premium, $554 thousand from write-off of discounts, $609 thousand from write-off of debt issuance costs and $299 thousand from incurrence of direct legal and advisory service fees.

## 15. Capital Leases

The Company entered into several lease agreements for the use of equipment for manufacturing and research and development. These leases are accounted for as capital leases as the ownership of the equipment will be transferred to the Company upon expiration of the lease terms.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Future minimum payments under the capital lease as of December 31, 2011 were as follows:

| Payable during | Capital Lease |
|---|---|
| 2012 | 2,948 |
| Total future minimum lease payments | 2,948 |
| Less: Amount representing interest (a) | (96) |
| Present value of net minimum lease payments | 2,852 |

(a) The lessor's implicit rate at lease inception was applied.

## 16. Accrued Severance Benefits

The majority of accrued severance benefits is for employees in the Company's Korean subsidiary, MagnaChip Semiconductor Ltd. (Korea). Pursuant to the Employee Retirement Benefit Security Act of Korea, most employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2011, 98% of all employees of the Company were eligible for severance benefits.

Changes in accrued severance benefits for each period are as follows:

| | Successor | |
|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 |
| Beginning balance | $ 88,973 | $73,646 |
| Provisions | 14,698 | 19,684 |
| Severance payments | (10,478) | (6,673) |
| Translation adjustments | (1,311) | 2,316 |
| | 91,882 | 88,973 |
| Less: cumulative contributions to the National Pension Fund | (403) | (463) |
| Group severance insurance plan | (724) | (732) |
| | $ 90,755 | $87,778 |

The severance benefits are funded approximately 1.23% and 1.34% as of December 31, 2011 and 2010 respectively, through the Company's National Pension Fund and group severance insurance plan which will be used exclusively for payment of severance benefits to eligible employees. These amounts have been deducted from the accrued severance benefit balance.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

The Company is liable to pay the following future benefits to its employees upon their normal retirement age:

| | Severance Benefit |
|---|---|
| 2012 | $ 154 |
| 2013 | — |
| 2014 | 312 |
| 2015 | 338 |
| 2016 | 1,166 |
| 2017 – 2021 | 13,004 |

The above amounts were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement ages.

## 17. Warrants

In connection with the Company's reorganization, the Company issued warrants to purchase 1,875 thousand of the Company's new common stock. The warrants were issued in partial satisfaction of the claims of the holders of the Company's Senior Subordinated Notes and are exercisable at a price of $15.76 per share at any time following the issue date of the warrants, so long as the exercise of the warrants is exempt from the registration requirements of the Securities Act of 1933, as amended. The value of each warrant to purchase one common share was $1.35, which was estimated using the Black-Scholes option pricing model using the following assumptions: fair value of $6.32 per common share, exercise price of $15.76 per share, risk free rate of interest of 2.3%, volatility of 50%, dividend rate of 0% and term of 5 years.

## 18. Common Stock

Common stock par value $0.01 per share, was authorized in the amount of 150,000 thousand shares, of which 39,439 and 37,908 thousand shares were issued and outstanding as of December 31, 2011, respectively.

Changes in common stock for each period are as follows:

| | Successor | | | |
|---|---|---|---|---|
| | Year ended December 31, 2011 | | Year ended December 31, 2010 | |
| | Shares | Amount | Shares | Amount |
| Common stock at the beginning of the period | 38,401,989 | $384 | 38,385,544 | $384 |
| Restricted stock bonuses issued | — | — | 18,750 | — |
| Forfeiture of restricted stock bonuses | (3,465) | — | (2,305) | — |
| Issuance of common stock | 950,586 | 10 | — | — |
| Exercise of stock options | 90,005 | — | — | — |
| Acquisitions of treasury stock | (1,531,540) | — | — | — |
| Total common stock outstanding at the end of the period | 37,907,575 | $394 | 38,401,989 | $384 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

On October 7, 2011, the Board of Directors of the Company approved a stock repurchase program under which the Company intends to repurchase up to $35 million of its common stock. The stock repurchase program will be funded with the Company's cash on hand and is effective beginning October 27, 2011, through October 27, 2012. The repurchase program does not obligate the Company to repurchase a minimum number of shares, and the program may be commenced, suspended, canceled or resumed at any time without prior notice. The timing and extent of any repurchases will depend upon prevailing market conditions, the trading price of the Company's common stock and other factors, and subject to restrictions under applicable law and regulations. During the fourth quarter of 2011, the Company purchased 1,532 thousand of shares of common stock on the open market at a cost of $11,793 thousand. The Company accounted for the treasury stock using the cost method, which treats it as temporary reduction in stockholders' equity. As a result, the stockholders' equity has decreased by $11,793 thousand.

## 19. Equity Incentive Plans

### *Successor Company*

The Successor Company adopted its 2009 Common Unit Plan effective December 8, 2009, which is administered by the board of directors. Under the plan, employees, consultants and non-employee directors are eligible for equity incentives, including grants of options to purchase the Company's common stock or restricted stock bonuses or restricted stock purchase rights and deferred stock awards, subject to terms and conditions determined by the board of directors. The term of options shall not exceed ten years from the date of grant. Restricted stock purchase rights shall be exercisable within a period established by the board of directors, which shall in no event exceed thirty days from the effective date of the grant. As of December 31, 2011, an aggregate maximum of 3,750 thousand shares were authorized and 750 thousand shares were reserved for all future grants.

Stock options are generally granted with exercise prices of no less than the fair market value of the Company's common stock on the grant date. The requisite service period, or the period during which a grantee is required to provide service in exchange for option grants, coincides with the vesting period.

The purchase price for shares issuable under each restricted stock purchase right shall be established by the board of directors in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares pursuant to a restricted stock bonus, the consideration for which shall be services actually rendered to a participating company or for its benefit. Stock issued pursuant to any restricted stock award may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the board of directors and set forth in the award agreement evidencing such award. During any period in which stock acquired pursuant to a restricted stock award remain subject to vesting conditions, such stock may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an ownership change event or transfer by will or the laws of descent and distribution. The grantee shall have all of the rights of a stockholder of the Company holding stock, including the right to vote such stock and to receive all dividends and other distributions paid with respect to such stock; provided, however, that if so determined by the board of directors and provided by the award agreement, such dividends and distributions shall be subject to the same vesting conditions as the stock subject to the restricted stock award with respect to which such dividends or distributions were paid. If a grantee's service terminates for any reason, whether voluntary or involuntary (including the grantee's death or disability), then (a) the Company (or its assignee) has the option to repurchase for the purchase price paid by the grantee any stock acquired by the grantee pursuant to a restricted stock purchase right which remain subject to vesting conditions as of the date of the grantee's termination of service and (b) the grantee shall forfeit to the

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Company any stock acquired by the grantee pursuant to a restricted stock bonus which remain subject to vesting conditions as of the date of the grantee's termination of service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

No monetary payment (other than applicable tax withholding, if any) is required as a condition of receiving a deferred stock award, the consideration for which shall be services actually rendered to a participating company or for its benefit. Deferred stock awards may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Committee and set forth in the award agreement evidencing such award. Grantees have no voting rights with respect to stock represented by deferred stock awards until the date of the issuance of such stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). If a grantee's service terminates for any reason, whether voluntary or involuntary (including the grantee's death or disability), then the grantee shall forfeit to the Company any deferred stock pursuant to the award which remain subject to vesting conditions as of the date of the grantee's termination of service, and, in the event of the grantee's termination for cause, such deferred stock award to the extent not yet settled. The Company shall issue to a grantee on the date on which deferred stock subject to the grantee's deferred stock award vest or on such other date determined by the board of directors, in its discretion, and set forth in the award agreement one share (and/or any other new, substituted or additional securities or other property) for each deferred stock then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any.

The following summarizes stock option and restricted stock bonus activities for the year ended December 31, 2011, the year ended December 31, 2010 and the two-month period ended December 31, 2009 after giving effect to the corporate conversion. At the date of grant, all options had an exercise price above the fair value of common stock:

| | Successor Company | | | | |
|---|---|---|---|---|---|
| | Number of Restricted Stock Bonuses | Number of Options | Weighted Average Exercise Price of Stock Options | Aggregate Intrinsic Value of Stock Options | Weighted Average Remaining Contractual Life of Stock Options |
| Outstanding at October 25, 2009 | — | — | — | | |
| Granted | 885,500 | 1,920,625 | $ 9.28 | | |
| Released from restriction | (301,070) | — | | | |
| Outstanding at December 31, 2009 | 584,430 | 1,920,625 | 9.28 | — | 9.9 years |
| Vested and expected to vest at December 31, 2009 | | 1,694,163 | 9.28 | — | 9.9 years |
| Exercisable at December 31, 2009 | | — | | — | — |
| Outstanding at January 1, 2010 | 584,430 | 1,920,625 | $ 9.28 | | 9.9 years |
| Granted | 18,750 | 114,250 | 15.60 | | |
| Released from restriction | (309,810) | — | | | |
| Forfeited | (2,309) | (77,115) | 5.88 | | |
| Outstanding at December 31, 2010 | 291,061 | 1,957,760 | 6.32 | 14,158 | 9.0 years |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

| | Successor Company | | | | |
|---|---|---|---|---|---|
| | Number of Restricted Stock Bonuses | Number of Options | Weighted Average Exercise Price of Stock Options | Aggregate Intrinsic Value of Stock Options | Weighted Average Remaining Contractual Life of Stock Options |
| Vested and expected to vest at December 31, 2010 | | 1,868,665 | | 13,528 | 9.0 years |
| Exercisable at December 31, 2010 | | 629,935 | | 4,838 | 8.9 years |
| Outstanding at January 1, 2011 | 291,061 | 1,957,760 | $ 6.32 | 14,158 | 9.0 years |
| Granted | | 181,125 | 11.68 | | |
| Released from restriction | (287,595) | — | — | | |
| Forfeited | (3,466) | (39,920) | 8.37 | | |
| Exercised | — | (90,005) | 5.88 | | |
| Outstanding at December 31,2011 | — | 2,008,960 | 6.79 | 2,773 | 8.1 years |
| Vested and expected to vest at December 31, 2011 | | 1,974,804 | 6.75 | 2,743 | 8.1 years |
| Exercisable at December 31, 2011 | | 1,234,218 | 6.36 | 1,854 | 8.1 years |

On April 19, 2010, the Company made a distribution to its stockholders of $3.40 per share, which resulted in the option exercise price of all outstanding options being reduced by $3.40 pursuant to the anti-dilution provision in the award agreement.

Total compensation expenses recorded for the restricted stock bonuses and stock options pursuant to ASC 718 were $882 thousand and $1,203 thousand for the year ended December 31, 2011, $2,923 thousand and $2,316 thousand for the year ended December 31, 2010 and $2,073 thousand and $126 thousand for the two-month period ended December 31, 2009, respectively. As of December 31, 2011, there was $573 thousand of total unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average future periods of 0.7 year. As of December 31, 2010, there were $823 thousand and $1,314 thousand of total unrecognized compensation cost related to unvested restricted stock bonuses and stock options, which are expected to be recognized over a weighted average future periods of 0.9 years and 1.0 years, respectively. As of December 31, 2009, there were $3,243 thousand and $2,811 thousand of total unrecognized compensation cost related to unvested restricted stock bonuses and stock options, which are expected to be recognized over a weighted average future periods of 1.4 years and 1.7 years, respectively. Total fair values of restricted stock bonuses released from restriction were $1,818 thousand, $2,157 thousand and $1,903 thousand for the year ended December 31, 2011 and 2010, and two-month period ended December 31, 2009, respectively. Total fair value of options vested for the year ended December 31, 2011 is $ 1,674 thousand.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

The Company utilizes the Black-Scholes option-pricing model to measure the fair value of each option grant. The following summarizes the grant-date fair value of options granted for the year ended December 31, 2011 and 2010 and assumptions used in the Black-Scholes option-pricing model on a weighted average basis:

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-months Period Ended December 31, 2009 |
|---|---|---|---|
| Grant-date fair value of option | $ 3.27 | $ 6.65 | $ 1.76 |
| Expected term | 2.9 Years | 2.9 Years | 2.9 Years |
| Risk-free interest rate | 0.5% | 0.8% | 0.6% |
| Expected volatility | 41.8% | 54.4% | 59.1% |
| Expected dividends | — | — | — |

The number and weighted average grant-date fair value of the unvested stock options are as follows:

| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | | Two Months Period Ended December 31, 2009 | |
|---|---|---|---|---|---|---|
| | Number | Weighted Average Grant-Date Fair Value | Number | Weighted Average Grant-Date Fair Value | Number | Weighted Average Grant-Date Fair Value |
| Unvested options at the beginning of the period | 1,327,825 | $2.37 | 1,920,625 | $1.76 | — | $ — |
| Granted options during the period | 181,125 | 3.27 | 114,250 | 6.65 | 1,920,625 | 1.76 |
| Vested options during the period | (647,306) | 2.60 | (629,935) | 1.30 | — | — |
| Forfeited options during the period | (27,488) | 2.85 | (77,115) | 1.76 | — | — |
| Exercised options during the period | (59,414) | 1.97 | — | | | |
| Unvested options at the end of the period | 774,742 | $2.43 | 1,327,825 | $2.37 | 1,920,625 | $1.76 |

***Predecessor Company***

The Predecessor Company adopted two equity incentive plans effective October 6, 2004 and March 21, 2005, respectively, which were administered by the compensation committee designated by the board of directors. Employees, consultants and non-employee directors were eligible for the grant of options to purchase the Company's common units or restricted common units subject to terms and conditions determined by the compensation committee. The term of options could in no event exceed ten years from the date of grant.

Unit options were generally granted with exercise prices of no less than the fair market value of the Company's common units on the grant date. Generally, options vested and became exercisable in periodic installments, with 25% of the options vesting on the first anniversary of the grant date and 6.25% of options vesting on the last day of each calendar quarter thereafter. In most cases, the requisite service period, or the period during which a grantee was required to provide service in exchange for option grants, coincided with the vesting period.

Upon the termination of a unit option grantee's employment prior to a public offering, the Company had the right to repurchase all or any of the common units acquired by the grantee upon exercise of any of his or her options for a cash payment equal to the fair market value of such common units on the date of repurchase. The Company's repurchase right would terminate ninety days after the termination date.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

During the three months ended December 31, 2004, restricted units were issued upon the exercise of certain options to purchase restricted common units at the exercise price of $1 per unit. Restricted units issued were subject to restrictions which generally lapsed in installments over a four-year period. Under the terms and conditions of these restricted units, the restricted units were subject to forfeiture upon the termination of the restricted unitholder's employment with the Company. Upon termination, the Company could repurchase all, or any portion of the restricted common units for either $1 per unit (the exercise price) or the fair market value of the restricted common units at the time of repurchase. If the termination was for cause, as defined in the service agreements entered into with each restricted unitholder, the repurchase price per unit would be $1. However, if the termination was for any other reason, then the Company could repurchase all or any portion of the restricted units for which the restricted period had not lapsed as of the date of termination for a repurchase price per unit of $1, and could repurchase all or any portion of the restricted common units for which the restricted period had lapsed as of the date of termination for a repurchase price per unit equal to fair market value. Termination for "cause" was defined in the service agreements to mean a termination of the restricted unitholder's employment with the Company because of (a) a failure by the restricted unitholder to substantially perform the restricted unitholder's customary duties with the Company in the ordinary course (other than in certain specified circumstances); (b) the restricted unitholder's gross negligence, intentional misconduct or fraud in the performance of his or her employment; (c) the restricted unitholder's indictment for a felony or to a crime involving fraud or dishonesty; (d) a judicial determination that the restricted unitholder committed fraud or dishonesty against any person or entity; or (e) the restricted unitholder's material violation of one or more of the Company's policies applicable to the restricted unitholder's employment as may be in effect from time to time.

The Predecessor Company adopted fresh-start reporting (see Note 3) as of October 25, 2009, at which time it effectively cancelled all unit options under the Predecessor Company's equity incentive plans.

The following summarizes unit option and restricted unit activities for the ten-month period ended October 25, 2009. At the date of grant, all options had an exercise price at or above the fair value of common units:

| | Predecessor Company | | | | |
|---|---|---|---|---|---|
| | Number of Restricted Units | Number of Options | Weighted Average Exercise Price of Unit Options | Aggregate Intrinsic Value of Unit Options | Weighted Average Remaining Contractual Life of Unit Options |
| Outstanding at January 1, 2009 | — | 4,216,600 | $ 1.9 | | |
| Granted | — | — | — | | |
| Exercised | — | — | — | — | |
| Forfeited | — | (391,500) | 2.5 | | |
| Released from restriction | — | — | | | |
| Outstanding at October 25, 2009 (Predecessor Company) | — | 3,825,100 | 1.9 | — | 6.1 years |
| Application of fresh-start reporting | — | (3,825,100) | | | |
| Outstanding at October 25, 2009 (Successor Company) | — | — | | | |

Total compensation expenses recorded for the unit options pursuant to ASC 718 were $233 thousand for the ten-month period ended October 25, 2009, respectively. As of October 25, 2009, total unrecognized compensation cost related to unvested unit options of $166 thousand, which were expected to be recognized over

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

a weighted average future period of 0.7 years, was recognized as reorganization items, net, according to the Company's reorganization. Total fair value of options vested for the ten-month period ended October 25, 2009 was $266 thousand.

The number and weighted average grant-date fair value of the unvested unit options are as follows:

| | Ten-Month Period Ended October 25, 2009 | |
|---|---|---|
| | Number | Weighted Average Grant-Date Fair Value |
| Unvested options at the beginning of the period | 1,131,563 | $0.65 |
| Granted options during the period | — | — |
| Vested options during the period | (520,969) | 0.51 |
| Forfeited options during the period | (63,156) | 0.17 |
| Unvested options at the end of the period | 547,438 | 0.88 |

## 20. Discontinued Operations

On October 6, 2008, the Company announced the closure of its Imaging Solutions business segment. As of December 31, 2008, Imaging Solutions business segment qualified as a discontinued operation component of the Company under ASC 360, *"Property, Plant and Equipment,"* ("ASC 360"). As a result, the results of operations of the Imaging Solutions business segment were classified as discontinued operations.

The results of operations of the Company's discontinued Imaging Solutions business consist of the following:

| | Successor | Predecessor |
|---|---|---|
| | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Net sales | $947 | $ 2,728 |
| Cost of sales | 369 | 3,617 |
| Selling, general and administrative expenses | 68 | (6,355) |
| Research and development expenses | — | — |
| Restructuring and impairment charges | — | (1,120) |
| Income tax expenses | — | — |
| Income from discontinued operations, net of taxes | $510 | $ 6,586 |

In prior years the Company had entered into an agreement with a software company to purchase licensed software products (the "Purchase Agreement"), including the licensed CAD software, for the three-year period from January 31, 2008 to January 30, 2011. The licensed CAD software has been used across all lines of the Company's business for purposes of developing products by the Imaging Solutions business and the Display Solution business and verifying the origin of defects in the manufacturing process of the Semiconductor Manufacturing Services.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

During the third quarter of 2009, due to the discontinuation of its Imaging Solutions business segment and the related declining usage of the licensed CAD software, the Company was able to renegotiate the Purchase Agreement with a software company. Such renegotiation resulted in a reduction of the total fee, which lowered the Company's future scheduled payments. Therefore, the Company adjusted the previously recorded restructuring charges related to this agreement's non-refundable future scheduled payments in the amount of $1,120 thousand. The Company had considered such payments as a contract termination cost. The adjustment of $1,120 thousand represents the amount by which the non-cancellable future payments that were to be incurred by the Imaging Solutions business segment were reduced as a result of the revised payment terms.

The Company renewed the Purchase Agreement exclusively for the use of other business segments and not for the use of the Imaging Solutions business segment and the Company has no continuing involvement in the Imaging Solutions business.

## 21. Restructuring and Impairment Charges

***Successor Company***

*2011 Restructuring and Impairment Charges*

The Company recognized $2,409 thousand of impairment charges for the year ended December 31, 2011 from twelve abandoned in-process research and development projects and one abandoned system project. The Company recognized $90 thousand of impairment charges for the year ended December 31, 2011 from impairment of tangible and intangible assets caused by the closure of the Company's research and development center in Japan.

The Company recognized $1,597 thousand of restructuring charges for the year ended December 31, 2011, which were incurred by the closure of the Company's research and development center in Japan and sales subsidiary in the U.K. The closure process was completed as of December 31, 2011 and all related liabilities are paid. The restructuring charges primarily consist of $1,140 thousand of one-time employee termination benefits, $441 thousand of contract termination cost and other administrative costs such as outside service fees.

*2010 Restructuring and Impairment Charges*

The Company recognized $2,003 thousand of impairment charges for the year ended December 31, 2010, which consists of $391 thousand from IPR&D annual impairment test performed on September 30, 2010 and $1,612 thousand from twelve abandoned IPR&D projects.

***Predecessor Company***

*2009 Restructuring and Impairment Charges*

On March 31, 2009, the Company announced the closure of the Tokyo office of its subsidiary, MagnaChip Semiconductor Inc. (Japan). In connection with this closure, the Company recognized $439 thousand of restructuring charges, which consisted of one-time termination benefits and other related costs under ASC 420 for the ten-month period ended October 25, 2009. Actual payments of $439 thousand were charged against the restructuring accruals and there were no remaining restructuring accruals as of December 31, 2009.

## 22. Foreign Currency Gain (Loss), Net

Net foreign currency gain or loss includes non-cash translation gain or loss associated with intercompany balances.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## 23. Income Taxes

The Company's income tax expenses are composed of domestic and foreign income taxes depending on the relevant tax jurisdiction. "Domestic" refers to the income before taxes, current income taxes and deferred income taxes generated or incurred in the United States, where the Parent resides.

The components of income tax expense are as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Income (loss) from continuing operations before income taxes | | | | |
| Domestic | $ (8,283) | $ (439) | $ (4) | $774,188 |
| Foreign | 38,095 | 82,949 | (523) | 67,627 |
| | $29,812 | $82,510 | $ (527) | $841,815 |
| Current income taxes expense (benefits) | | | | |
| Domestic | $ 54 | $ 92 | $ 16 | $ (143) |
| Foreign | 6,036 | 6,555 | 1,244 | 6,033 |
| Uncertain tax position liability (domestic) | 41 | 121 | 9 | 256 |
| Uncertain tax position liability (foreign) | 507 | 251 | 23 | 95 |
| | 6,638 | 7,019 | 1,292 | 6,241 |
| Deferred income taxes expense | | | | |
| Domestic | — | — | — | — |
| Foreign | 1,381 | 1,371 | 654 | 1,054 |
| | 1,381 | 1,371 | 654 | 1,054 |
| Total income tax expense | $ 8,019 | $ 8,390 | $1,946 | $ 7,295 |

Prior to its conversion to a corporation, the Parent was a limited liability company and a non-taxable entity for US tax purpose, and thus the applicable statutory income tax rate was zero. After its conversion to a corporation, the Parent was a taxable entity for US tax purpose, and the applicable statutory income tax rate was 34.0%. MagnaChip Semiconductor, Ltd. (Korea) is the principal operating entity within the consolidated Company. The statutory income tax rate of MagnaChip Semiconductor, Ltd. (Korea), including tax surcharges, applicable to the consolidated Company was approximately 24.2% in 2011, 2010 and 2009.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

The provision for domestic and foreign income taxes incurred is different from the amount calculated by applying the statutory tax rate to the net income before income taxes. The significant items causing this difference are as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Provision computed at statutory rate | $ 6,074 | $ — | $ — | $ — |
| Permanent differences | 19,283 | 9,129 | (693) | (19,500) |
| Change in statutory tax rate | (11,966) | (814) | (265) | 118 |
| Adjustment for overseas tax rate | 2,248 | 10,526 | 3,139 | 8,192 |
| Change in valuation allowance | (8,168) | (10,823) | (267) | 18,134 |
| Uncertain tax positions liability | 548 | 372 | 32 | 351 |
| Income tax expenses | $ 8,019 | $ 8,390 | $1,946 | $ 7,295 |

A summary of the composition of net deferred income tax assets (liabilities) at December 31, 2011 and 2010 are as follows:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| **Deferred tax assets** | | |
| Inventories | $ 244 | $ 2,056 |
| Derivative liabilities | 2,361 | — |
| Accrued expenses | 1,345 | 1,360 |
| Product warranties | 116 | 72 |
| Other reserves | 504 | 538 |
| Accumulated severance benefits | 18,101 | 15,584 |
| Property, plant and equipments | 13,704 | 11,907 |
| NOL carry-forwards | 113,431 | 129,678 |
| Tax credit | 36,508 | 39,298 |
| Royalty income | 3,452 | 5,154 |
| Foreign currency translation loss | 26,720 | 24,896 |
| Debt issuance costs | — | 145 |
| Others | 3,285 | 3,659 |
| Total deferred tax assets | 219,771 | 234,347 |
| Less: valuation allowance | (209,295) | (219,045) |
| | 10,476 | 15,302 |
| **Deferred tax liabilities** | | |
| Derivative assets | — | 1,680 |
| Intangible assets | 3,331 | 5,450 |
| Others | 203 | 207 |
| Total deferred tax liabilities | 3,534 | 7,337 |
| Net deferred tax assets | $ 6,942 | $ 7,965 |
| **Reported as** | | |
| Current deferred income tax assets (other current assets) | $ 3,406 | $ 1,968 |
| Long-term deferred income tax assets (other non-current assets) | $ 3,536 | $ 5,997 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

Changes in valuation allowance for deferred tax assets for the year ended December 31, 2011 and 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009 are as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Two-Month Period Ended December 31, 2009 |
| Beginning balance | $219,045 | $225,704 | $223,367 | $196,093 |
| Charge to expenses | (8,168) | (10,823) | (409) | 17,090 |
| Translation adjustment | (1,582) | 4,164 | 2,746 | 10,184 |
| Ending balance | $209,295 | $219,045 | $225,704 | $223,367 |

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates and the overall future industry outlook. Based on the Company's historical accounting and tax losses, management determined that it was more likely than not that the Company would realize benefits for a foreign subsidiary which has a history of earnings, related to its deferred tax assets in the amount of $6,942 thousand and $7,965 thousand as of December 31, 2011 and 2010, respectively. Accordingly, the Company recorded a valuation allowance of $209,295 thousand and $219,045 thousand on its net deferred tax assets as of December 31, 2011 and 2010, respectively.

At December 31, 2011, the Company had approximately $445,347 thousand of net operating loss carry-forwards available to offset future taxable income. The majority of net operating loss is related to the Company's Korean subsidiary, which expires in varying amounts starting from 2012 to 2019. The Company also has Korean and Dutch tax credit carry-forwards of approximately $9,050 thousand and $27,449 thousand, respectively, as of December 31, 2011. The Korean tax credits expire at various dates starting from 2012 to 2016, and the Dutch tax credits are carried forward to be used for an indefinite period of time.

**Uncertainty in Income Taxes**

The Company and the Company's subsidiaries file income tax returns in Korea, Japan, Taiwan, the U.S. and in various other jurisdictions. The Company is subject to income tax examinations by tax authorities of these jurisdictions for all years since the beginning of its operation as an independent company in October 2004.

As of December 31, 2011 and 2010, the Company recorded $3,472 thousand and $2,905 thousand of liabilities for unrecognized tax benefits, respectively. For the year ended December 31, 2011, the Company incurred $474 thousand of income tax expenses for uncertain tax positions mainly resulting from withholding taxes related to intercompany balances and recorded $5 thousand of income tax benefits by reversing liabilities due to the lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as income tax expenses. The Company recognized $78 thousand, $179 thousand, $26 thousand and $206 thousand of interest and penalties as income tax expense for the year ended December 31, 2011, the year ended December 31, 2010,

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively. Total interest and penalties accrued as of December 31, 2011 and 2010 were $396 thousand and $317 thousand, respectively.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of each period is as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Unrecognized tax benefits, balance at the beginning | $ 8,589 | $2,979 | $2,874 | $2,293 |
| Additions based on tax positions related to the current year | 1,944 | 1,862 | — | 33 |
| Additions for tax positions of prior years | — | 4,275 | 123 | 635 |
| Reductions for tax positions of prior years | — | — | (18) | (88) |
| Lapse of statute of limitations | (1,228) | (592) | — | — |
| Translation adjustment | (25) | 65 | — | 1 |
| Unrecognized tax benefits, balance at the ending | $ 9,280 | $8,589 | $2,979 | $2,874 |

## 24. Geographic and Segment Information

The following sets forth information relating to the reportable segments:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| **Net Sales** | | | | |
| Display Solutions | $338,995 | $305,884 | $ 51,044 | $231,894 |
| Semiconductor Manufacturing Services | 338,268 | 405,197 | 54,759 | 206,662 |
| Power Solutions | 92,547 | 57,273 | 4,746 | 7,627 |
| All other | 3,021 | 2,051 | 533 | 2,801 |
| Total segment net sales | $772,831 | $770,405 | $111,082 | $448,984 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

The following is a summary of net sales by region, based on the location of the customer:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Korea | $397,301 | $379,057 | $ 62,241 | $244,309 |
| Asia Pacific | 218,190 | 222,060 | 25,573 | 116,920 |
| Japan | 58,242 | 57,431 | 6,477 | 31,641 |
| North America | 81,737 | 95,166 | 14,910 | 48,458 |
| Europe | 14,045 | 14,946 | 1,881 | 7,656 |
| Africa | 3,316 | 1,745 | — | — |
| | $772,831 | $770,405 | $111,082 | $448,984 |

Over 99% of the Company's property, plant and equipment are located in Korea as of December 31, 2011.

Net sales from the Company's top ten largest customers accounted for 63%, 63%, 66% and 69% for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

The Company recorded $115.6 million, $126.7 million, $25.3 million and $121.5 million of sales to one customer within its Display Solutions segment, which represents greater than 10% of net sales, for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

## 25. Commitments and Contingencies

***Operating Agreements with Hynix***

In connection with the acquisition of the non-memory semiconductor business from Hynix on October 4, 2004 (the "Original Acquisition"), the Company entered into several agreements with Hynix, including a non-exclusive cross license that provides the Company with access to certain of Hynix's intellectual property for use in the manufacture and sale of non-memory semiconductor products. The Company also agreed to provide certain utilities and infrastructure support services to Hynix. The obligation to provide certain of these services lasts indefinitely.

Upon the closing of the Original Acquisition, the Company's Korean subsidiary and Hynix also entered into lease agreements under which the Company's Korean subsidiary leases space from Hynix in several buildings, primarily warehouses and utility facilities, in Cheongju, Korea. These leases are generally for an initial term of 20 years plus an indefinite number of renewal terms of 10 years each. Each of the leases is cancelable upon 90 days' notice by the lessee. The Company also leases certain land from Hynix located in Cheongju, Korea. The term of this lease is indefinite unless otherwise agreed by the parties, and as long as the buildings remain on the lease site and are owned and used by the Company for permitted uses.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

*Operating Leases*

The Company leases land, office space and equipment under various operating lease agreements that expire through 2034. Rental expenses were approximately $8,148 thousand, $7,824 thousand, $2,472 thousand and $11,775 thousand for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009, respectively.

As of December 31, 2011, the minimum aggregate rental payments due under non-cancelable lease contracts are as follows:

| | |
|---|---|
| 2012 | $ 5,645 |
| 2013 | 2,110 |
| 2014 | 1,957 |
| 2015 | 1,937 |
| 2016 | 1,937 |
| 2017 and thereafter | 34,417 |
| | $48,003 |

*Payments of Guarantee*

As of December 31, 2011 and 2010, the Company has provided guarantees for bank loans that employees borrowed to participate in the issuance of new shares of Hynix in 1999. The outstanding balances of guarantees for payments provided by the Company amounted to approximately $166 thousand and $164 thousand as of December 31, 2011 and 2010, respectively.

## 26. Related Party Transactions

*Stockholders*

Funds affiliated with Avenue Capital Management II, L.P. are the majority stockholders of the Company, owning 51.3% of the common stock outstanding at December 31, 2011.

*Senior Notes*

The Company repurchased $35.0 million out of $250.0 million aggregate principal amount of the Company's 10.500% senior notes due April 15, 2018 at a price of 109.0% from funds affiliated with Avenue Capital Management II, L.P. The Company paid the funds affiliated with Avenue Capital Management II, L.P. $2,154 thousand of interest for the year ended December 31, 2011.

*Warrants*

Funds affiliated with Avenue Capital Management II, L.P. own warrants for the purchase of 556 thousand common shares out of the total warrants for the purchase of 1,875 thousand shares outstanding as of December 31, 2011.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

***Backstop Commitment Agreement***

Funds affiliated with Avenue Capital Management II, L.P. were paid an amount in new common stock equal to 10% of the new common stock (the "standby commitment fee"), or 3,750 thousand shares. The standby commitment fee was deemed fully earned and payable upon the Reorganization Effective Date, regardless of whether the offering was fully subscribed by eligible holders of the second lien noteholder claims.

***Loans to employees***

Loans to employees as of December 31, 2011 and 2010 were as follows:

| | Successor | |
|---|---|---|
| | December 31, 2011 | December 31, 2010 |
| Short-term loans | $ 20 | $33 |
| Long-term loans | 396 | 36 |
| Total | $416 | $69 |

## 27. Earnings (loss) per Share/Unit

The following table illustrates the computation of basic and diluted earnings (loss) per common share/unit:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Income (loss) from continuing operations | $ 21,793 | $ 74,120 | $ (2,473) | $ 834,520 |
| Income from discontinued operations, net of taxes | — | — | 510 | 6,586 |
| Net income (loss) | $ 21,793 | $ 74,120 | $ (1,963) | $ 841,106 |
| Dividends accrued on preferred unitholders | — | — | — | (6,317) |
| Income (loss) from continuing operations attributable to common stock/units | $ 21,793 | $ 74,120 | $ (2,473) | $ 828,203 |
| Net income (loss) attributable to common stock/units | $ 21,793 | $ 74,120 | $ (1,963) | $ 834,789 |
| Weighted average common stock/units outstanding — | | | | |
| Basic | 38,775,642 | 37,836,256 | 37,607,846 | 52,923,483 |
| Diluted | 39,774,898 | 39,144,287 | 37,607,846 | 52,923,483 |
| Earnings (loss) per share/unit from continuing operations — | | | | |
| Basic | $ 0.56 | $ 1.96 | $ (0.07) | $ 15.65 |
| Diluted | $ 0.55 | $ 1.89 | $ (0.07) | $ 15.65 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Earnings per share/unit from discontinued operations — | | | | |
| Basic and diluted | $— | $— | $ 0.02 | $ 0.12 |
| Earnings (loss) per share/unit — | | | | |
| Basic | $0.56 | $1.96 | $(0.05) | $15.77 |
| Diluted | $0.55 | $1.89 | $(0.05) | $15.77 |

The following outstanding redeemable convertible preferred units, stock/unit options, restricted stock/units and warrants were excluded from the computation of diluted earnings (loss) per share/unit, as they would have an anti-dilutive effect on the calculation:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Two-Month Period Ended December 31, 2009 | Ten-Month Period Ended October 25, 2009 |
| Redeemable convertible preferred units | NA | NA | NA | 93,997 |
| Options | 215,750 | 114,250 | 1,920,625 | 3,825,100 |
| Restricted Stock/Units | — | — | 584,430 | — |
| Warrants | 1,875,017 | 1,875,017 | 1,875,017 | — |

## 28. Unaudited Quarterly Financial Results

The following tables present selected unaudited Consolidated Statements of Operations for each quarter of the year ended December 31, 2011 and 2010.

| | Fiscal Year 2011 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net sales | $ 187,921 | $ 203,679 | $ 200,405 | $ 180,826 |
| Gross profit | 56,474 | 66,182 | 60,121 | 51,539 |
| Net income (loss) | $ 22,468 | $ 31,630 | $ (56,010) | $ 23,705 |
| Earnings (loss) per share: | | | | |
| Basic | $ 0.59 | $ 0.81 | $ (1.43) | $ 0.61 |
| Diluted | $ 0.57 | $ 0.78 | $ (1.43) | $ 0.61 |
| Weighted average common stock outstanding: | | | | |
| Basic | 38,332,750 | 39,066,303 | 39,064,071 | 38,632,975 |
| Diluted | 39,570,522 | 40,294,902 | 39,064,071 | 39,110,759 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

| | Fiscal Year 2010 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net sales | $ 179,485 | $ 194,700 | $ 209,448 | $ 186,772 |
| Gross profit | 49,358 | 64,534 | 69,315 | 60,351 |
| Net income (loss) | $ 31,101 | $ (30,747) | $ 61,495 | $ 12,271 |
| Earnings (loss) per share: | | | | |
| Basic | $ 0.82 | $ (0.81) | $ 1.63 | $ 0.32 |
| Diluted | $ 0.81 | $ (0.81) | $ 1.57 | $ 0.31 |
| Weighted average common stock outstanding: | | | | |
| Basic | 37,805,445 | 37,819,820 | 37,819,820 | 37,898,912 |
| Diluted | 38,441,991 | 37,819,820 | 39,200,585 | 39,269,465 |

## 29. Subsequent Events

On March 2, 2012, the Company's Korean subsidiary, MagnaChip Semiconductor, Ltd., acquired certain assets and liabilities of a privately-held semiconductor company that designs and manufactures IGBT, Fast Recovery Diode and MOSFET modules.

## 30. Condensed Consolidating Financial Information

The $203.7 million senior notes are guaranteed by the Company and all of its subsidiaries, except for MagnaChip Semiconductor, Ltd. (Korea) and MagnaChip Semiconductor (Shanghai) Company Limited. These guarantees are full and unconditional, subject to certain customary release provisions, as well as joint and several.

The senior notes are structurally subordinated to the creditors of our principal manufacturing and selling subsidiary, MagnaChip Semiconductor, Ltd. (Korea), which accounts for substantially all of our net sales and assets.

Below are condensed consolidating balance sheets as of December 31, 2011 and 2010, condensed consolidating statements of operations and of cash flows for the year ended December 31, 2011, the year ended December 31, 2010, the two-month period ended December 31, 2009 and the ten-month period ended October 25, 2009 of those entities that guarantee the senior notes, those that do not, MagnaChip Semiconductor Corporation, and the co-issuers.

For the purpose of the guarantor financial information, the investments in subsidiaries are accounted for under the equity method.

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## Condensed Consolidating Balance Sheet
## December 31, 2011
## (Successor Company)

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Current assets | | | | | | |
| Cash and cash equivalents | $ 1,677 | $ 25,119 | $ 127,118 | $ 8,197 | $ — | $162,111 |
| Restricted cash | — | — | 6,830 | — | — | 6,830 |
| Accounts receivable, net | — | — | 126,391 | 22,179 | (22,648) | 125,922 |
| Inventories, net | — | — | 62,836 | 158 | (158) | 62,836 |
| Other receivables | 1 | 11,793 | 7,581 | 399 | (19,518) | 256 |
| Prepaid expenses | 34 | 2 | 8,509 | 384 | (2,897) | 6,032 |
| Other current assets | 58,636 | 188,018 | 11,738 | 183,685 | (426,168) | 15,909 |
| **Total current assets** | 60,348 | 224,932 | 351,003 | 215,002 | (471,389) | 379,896 |
| Property, plant and equipment, net | — | — | 182,583 | 80 | — | 182,663 |
| Intangible assets, net | — | — | 16,514 | 273 | — | 16,787 |
| Long-term prepaid expenses | — | — | 10,963 | 66 | (6,239) | 4,790 |
| Investment in subsidiaries | (576,642) | (655,845) | — | (481,478) | 1,713,965 | — |
| Long-term intercompany loan | 697,125 | 809,913 | — | 660,066 | (2,167,104) | — |
| Other non-current assets | — | 6,505 | 8,170 | 3,864 | — | 18,539 |
| **Total Assets** | $ 180,831 | $ 385,505 | $ 569,233 | $ 397,873 | $ (930,767) | $602,675 |
| **Liabilities and Stockholders' Equity** | | | | | | |
| Current liabilities | | | | | | |
| Accounts payable | $ — | $ — | $ 99,560 | $ 842 | $ (22,554) | $ 77,848 |
| Other accounts payable | 13,659 | 1 | 13,115 | 6,195 | (19,518) | 13,452 |
| Accrued expenses | 502 | 63,033 | 186,678 | 207,770 | (426,260) | 31,723 |
| Current portion of capital lease obligations | — | — | 2,852 | — | — | 2,852 |
| Other current liabilities | — | 1 | 11,544 | 3,117 | (2,898) | 11,764 |
| **Total current liabilities** | 14,161 | 63,035 | 313,749 | 217,924 | (471,230) | 137,639 |
| Long-term borrowings | — | 898,514 | 642,383 | 827,596 | (2,167,104) | 201,389 |
| Accrued severance benefits, net | — | — | 90,611 | 144 | — | 90,755 |
| Other non-current liabilities | — | — | 3,894 | 8,567 | (6,239) | 6,222 |
| **Total liabilities** | 14,161 | 961,549 | 1,050,637 | 1,054,231 | (2,644,573) | 436,005 |
| Commitments and contingencies | | | | | | |
| Stockholders' equity | | | | | | |
| Common stock | 394 | 136,229 | 39,005 | 51,976 | (227,210) | 394 |
| Additional paid-in capital | 98,929 | (733,223) | (536,894) | (731,209) | 2,001,326 | 98,929 |
| Retained earnings | 93,950 | 35,760 | 35,141 | 37,722 | (108,623) | 93,950 |
| Treasury stock | (11,793) | — | — | — | — | (11,793) |
| Accumulated other comprehensive loss | (14,810) | (14,810) | (18,656) | (14,847) | 48,313 | (14,810) |
| **Total stockholders' equity** | 166,670 | (576,044) | (481,404) | (656,358) | 1,713,806 | 166,670 |
| **Total liabilities and stockholders' equity** | $ 180,831 | $ 385,505 | $ 569,233 | $ 397,873 | $ (930,767) | $602,675 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## Condensed Consolidating Balance Sheet
## December 31, 2010
## (Successor Company)

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Current assets | | | | | | |
| Cash and cash equivalents | $ 79 | $ 46,595 | $ 112,370 | $ 13,128 | $ — | $172,172 |
| Accounts receivable, net | — | — | 160,317 | 60,533 | (101,796) | 119,054 |
| Inventories, net | — | — | 68,435 | 158 | (158) | 68,435 |
| Other receivables | 718 | 718 | 23,111 | 2,969 | (24,597) | 2,919 |
| Prepaid expenses | 52 | 2 | 10,957 | 93 | (2,897) | 8,207 |
| Short-term intercompany loan | — | 95,000 | — | 95,000 | (190,000) | — |
| Other current assets | 41,363 | 124,376 | 9,606 | 111,628 | (268,053) | 18,920 |
| **Total current assets** | 42,212 | 266,691 | 384,796 | 283,509 | (587,501) | 389,707 |
| Property, plant and equipment, net | — | — | 178,623 | 389 | — | 179,012 |
| Intangible assets, net | — | — | 27,009 | 529 | — | 27,538 |
| Long-term prepaid expenses | — | — | 17,371 | — | (9,136) | 8,235 |
| Investment in subsidiaries | (567,941) | (641,799) | — | (475,696) | 1,685,436 | — |
| Long-term intercompany loan | 697,125 | 792,846 | — | 621,000 | (2,110,971) | — |
| Other non-current assets | — | 7,819 | 6,611 | 6,821 | 1 | 21,252 |
| **Total Assets** | $ 171,396 | $ 425,557 | $ 614,410 | $ 436,552 | $(1,022,171) | $625,744 |
| **Liabilities and Stockholders' Equity** | | | | | | |
| Current liabilities | | | | | | |
| Accounts payable | $ — | $ — | $ 118,353 | $ 41,634 | $ (101,723) | $ 58,264 |
| Other accounts payable | 8,334 | 8,987 | 15,994 | 5,927 | (24,597) | 14,645 |
| Accrued expenses | 211 | 39,887 | 134,460 | 126,204 | (268,127) | 32,635 |
| Short-term intercompany borrowings | — | — | 95,000 | 95,000 | (190,000) | — |
| Current portion of capital lease obligations | — | — | 5,373 | 184 | — | 5,557 |
| Other current liabilities | — | — | 3,815 | 4,130 | (2,897) | 5,048 |
| **Total current liabilities** | 8,545 | 48,874 | 372,995 | 273,079 | (587,344) | 116,149 |
| Long-term borrowings | — | 944,007 | 621,000 | 792,846 | (2,110,971) | 246,882 |
| Long-term obligations under capital lease | — | — | 2,888 | 217 | — | 3,105 |
| Accrued severance benefits, net | — | — | 86,511 | 1,267 | — | 87,778 |
| Other non-current liabilities | — | — | 6,653 | 11,462 | (9,136) | 8,979 |
| **Total liabilities** | 8,545 | 992,881 | 1,090,047 | 1,078,871 | (2,707,451) | 462,893 |
| Commitments and contingencies | | | | | | |
| Stockholders' equity | | | | | | |
| Common stock | 384 | 136,229 | 39,005 | 51,976 | (227,210) | 384 |
| Additional paid-in capital | 95,585 | (734,101) | (537,608) | (732,266) | 2,003,975 | 95,585 |
| Retained earnings | 72,157 | 35,823 | 31,799 | 43,269 | (110,891) | 72,157 |
| Accumulated other comprehensive loss | (5,275) | (5,275) | (8,833) | (5,298) | 19,406 | (5,275) |
| **Total stockholders' equity** | 162,851 | (567,324) | (475,637) | (642,319) | 1,685,280 | 162,851 |
| **Total liabilities and stockholders' equity** | $ 171,396 | $ 425,557 | $ 614,410 | $ 436,552 | $(1,022,171) | $625,744 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

**Condensed Consolidating Statement of Operations**
**For the year ended December 31, 2011**
**(Successor Company)**

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $772,834 | $24,885 | $(24,888) | $772,831 |
| Cost of sales | — | — | 538,507 | 2,429 | (2,421) | 538,515 |
| Gross profit | — | — | 234,327 | 22,456 | (22,467) | 234,316 |
| Selling, general and administrative expenses | 2,317 | 624 | 67,386 | 12,193 | (14,153) | 68,367 |
| Research and development expenses | — | — | 80,024 | 5,057 | (8,314) | 76,767 |
| Restructuring and impairment charges | — | — | 2,409 | 1,687 | — | 4,096 |
| Special expense for IPO Incentive | — | — | 11,355 | 791 | — | 12,146 |
| Operating income (loss) from continuing operations | (2,317) | (624) | 73,153 | 2,728 | — | 72,940 |
| Other income (expenses) | 24,334 | 5,947 | (69,296) | (4,113) | — | (43,128) |
| Income (loss) from continuing operations before income taxes, equity in earnings (loss) of related equity investment | 22,017 | 5,323 | 3,857 | (1,385) | — | 29,812 |
| Income tax expenses | — | — | 516 | 7,503 | — | 8,019 |
| Income (loss) before equity in earnings (loss) of related investment | 22,017 | 5,323 | 3,341 | (8,888) | — | 21,793 |
| Earnings (loss) of related investment | (224) | (5,387) | — | 3,342 | 2,269 | — |
| Net income (loss) | $21,793 | (64) | $ 3,341 | $ (5,546) | $ 2,269 | $ 21,793 |

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

**Condensed Consolidating Statement of Operations**
**For the year ended December 31, 2010**
**(Successor Company)**

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $765,157 | $31,957 | $ (26,709) | $770,405 |
| Cost of sales | — | — | 523,214 | 7,816 | (4,183) | 526,847 |
| Gross profit | — | — | 241,943 | 24,141 | (22,526) | 243,558 |
| Selling, general and administrative expenses | 1,661 | 1,862 | 63,795 | 10,619 | (11,297) | 66,640 |
| Research and development expenses | — | — | 87,497 | 7,996 | (11,969) | 83,524 |
| Restructuring and impairment charges | — | — | 2,003 | — | — | 2,003 |
| Operating income (loss) from continuing operations | (1,661) | (1,862) | 88,648 | 5,526 | 740 | 91,391 |
| Other income (expenses) | 38,039 | (6,166) | (45,191) | 4,437 | — | (8,881) |
| Income (loss) from continuing operations before income taxes, equity in earnings of related equity investment | 36,378 | (8,028) | 43,457 | 9,963 | 740 | 82,510 |
| Income tax expenses | — | — | 22 | 8,368 | — | 8,390 |
| Income (loss) before equity in earnings of related investment | 36,378 | (8,028) | 43,435 | 1,595 | 740 | 74,120 |
| Earnings of related investment | 37,742 | 45,722 | — | 43,730 | (127,194) | — |
| Net income | $74,120 | $37,694 | $ 43,435 | $45,325 | $(126,454) | $ 74,120 |

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

**Condensed Consolidating Statement of Operations**
**For the two-month period ended December 31, 2009**
**(Successor Company)**

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $112,693 | $ 32,955 | $(34,566) | $111,082 |
| Cost of sales | — | — | 93,020 | 27,429 | (30,041) | 90,408 |
| Gross profit | — | — | 19,673 | 5,526 | (4,525) | 20,674 |
| Selling, general and administrative expenses | (69) | 23 | 13,659 | 1,969 | (1,042) | 14,540 |
| Research and development expenses | — | — | 16,048 | 1,710 | (3,017) | 14,741 |
| Operating income (loss) from continuing operations | 69 | (23) | (10,034) | 1,847 | (466) | (8,607) |
| Other income (expenses) | — | 377 | (2,118) | 9,821 | — | 8,080 |
| Income (loss) from continuing operations before income taxes, equity in loss of related equity investment | 69 | 354 | (12,152) | 11,668 | (466) | (527) |
| Income tax expenses (benefits) | — | — | (6) | 1,952 | — | 1,946 |
| Income (loss) before equity in loss of related investment | 69 | 354 | (12,146) | 9,716 | (466) | (2,473) |
| Loss of related investment | (2,032) | (2,225) | — | (11,772) | 16,029 | — |
| Loss from continuing operations | (1,963) | (1,871) | (12,146) | (2,056) | 15,563 | (2,473) |
| Income from discontinued operation, net of taxes | — | — | 510 | — | — | 510 |
| Net loss | $(1,963) | $(1,871) | $(11,636) | $ (2,056) | $ 15,563 | $ (1,963) |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

**Condensed Consolidating Statement of Operations**
**For the ten-month period ended October 25, 2009**
**(Predecessor Company)**

| | MagnaChip Semiconductor LLC (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| Net sales | $ — | $ — | $434,896 | $156,813 | $(142,725) | $448,984 |
| Cost of sales | — | — | 309,151 | 131,162 | (129,174) | 311,139 |
| Gross profit | — | — | 125,745 | 25,651 | (13,551) | 137,845 |
| Selling, general and administrative expenses | 2,771 | 333 | 47,103 | 10,235 | (4,154) | 56,288 |
| Research and development expenses | — | — | 56,597 | 9,596 | (10,045) | 56,148 |
| Restructuring and impairment charges | — | — | — | 439 | — | 439 |
| Operating income (loss) from continuing operations | (2,771) | (333) | 22,045 | 5,381 | 648 | 24,970 |
| Other income (expenses) | 779,304 | 33,193 | 20,978 | (16,630) | — | 816,845 |
| Income (loss) from continuing operations before income taxes, equity in earnings of related equity investment | 776,533 | 32,860 | 43,023 | (11,249) | 648 | 841,815 |
| Income tax expenses (benefits) | — | — | (8) | 7,303 | — | 7,295 |
| Income (loss) before equity in earnings of related investment | 776,533 | 32,860 | 43,031 | (18,552) | 648 | 834,520 |
| Earnings of related investment | 64,573 | 35,283 | — | 51,604 | (151,460) | — |
| Income from continuing operations | 841,106 | 68,143 | 43,031 | 33,052 | (150,812) | 834,520 |
| Income (loss) from discontinued operation, net of taxes | — | — | 8,586 | (1,557) | (443) | 6,586 |
| Net income | $841,106 | $68,143 | $ 51,617 | $ 31,495 | $(151,255) | $841,106 |
| Dividends accrued on preferred units | 6,317 | — | — | — | — | 6,317 |
| Income from continuing operations attributable to common units | 834,789 | 68,143 | 43,031 | 33,052 | (150,812) | 828,203 |
| Net income attributable to common units | $834,789 | $68,143 | $ 51,617 | $ 31,495 | $(151,255) | $834,789 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## Condensed Consolidating Statement of Cash Flows
## For the year ended December 31, 2011
## (Successor Company)

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | | |
| Net income | $ 21,793 | (64) | $ 3,341 | $ (5,546) | $ 2,269 | $ 21,793 |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | | | | |
| Depreciation and amortization | — | — | 50,972 | 252 | — | 51,224 |
| Provision for severance benefits | — | — | 14,468 | 230 | — | 14,698 |
| Amortization of debt issuance costs and original issue discount | — | 970 | — | — | — | 970 |
| Loss (gain) on foreign currency translation, net | 1,815 | 2,499 | 13,463 | (2,637) | — | 15,140 |
| Gain on disposal of property, plant and equipment, net | — | — | (122) | — | — | (122) |
| Loss on disposal of intangible assets, net | — | — | 25 | — | — | 25 |
| Restructuring and impairment charges | — | — | 2,409 | 90 | — | 2,499 |
| Stock-based compensation | 202 | — | 1,541 | 342 | — | 2,085 |
| Equity in loss (gain) of related investment | 224 | 5,387 | — | (3,342) | (2,269) | — |
| Other | — | 5,460 | 2,225 | (85) | (459) | 7,141 |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | — | — | 34,310 | 38,604 | (79,148) | (6,234) |
| Inventories | — | — | 4,274 | — | — | 4,274 |
| Other receivables | 717 | (11,075) | 15,551 | 2,542 | (5,078) | 2,657 |
| Other current assets | (25,896) | (63,640) | (4,623) | (72,251) | 161,329 | (5,081) |
| Deferred tax assets | — | — | — | 1,412 | — | 1,412 |
| Accounts payable | — | — | (19,501) | (41,584) | 79,169 | 18,084 |
| Other accounts payable | 5,285 | (9,119) | (8,533) | 398 | 5,078 | (6,891) |
| Accrued expenses | (85) | 24,795 | 48,246 | 82,969 | (161,502) | (5,577) |
| Other current liabilities | — | — | (2,047) | (1,003) | — | (3,050) |
| Payment of severance benefits | — | — | (9,054) | (1,424) | — | (10,478) |
| Other | — | — | 3,931 | (4,465) | 496 | (38) |
| Net cash provided by (used in) operating activities | 4,055 | (44,787) | 150,876 | (5,498) | (115) | 104,531 |
| **Cash flows from investing activities** | | | | | | |
| Decrease (increase) in restricted cash | — | — | (7,199) | — | — | (7,199) |
| Proceeds from disposal of plant, property and equipment | — | — | 218 | 1 | — | 219 |
| Purchases of plant, property and equipment | — | — | (48,136) | (37) | — | (48,173) |
| Payment for intellectual property registration | — | — | (696) | — | — | (696) |
| Collection of long-term intercompany loan | — | 35,152 | — | 35,151 | (70,303) | — |
| Collection of short-term intercompany loan | — | 38,466 | — | 38,466 | (76,932) | — |
| Collection of guarantee deposits | — | — | 1,023 | 521 | — | 1,544 |
| Payment of guarantee deposits | — | — | (2,484) | 2 | — | (2,482) |
| Other | — | — | (360) | (11) | — | (371) |
| Net cash provided by (used in) investing activities | — | 73,618 | (57,634) | 74,093 | (147,235) | (57,158) |
| **Cash flow from financing activities** | | | | | | |
| Proceeds from issuance of common stock | 9,336 | — | — | — | — | 9,336 |
| Repayment of long-term intercompany borrowings | — | — | (75,642) | (73,618) | 149,260 | — |
| Repurchase of senior notes | — | (50,307) | — | — | — | (50,307) |
| Repayment of obligations under capital lease | — | — | (6,088) | (224) | — | (6,312) |
| Acquisition of treasury stock | (11,793) | — | — | — | — | (11,793) |
| Net cash provided by (used in) financing activities | (2,457) | (50,307) | (81,730) | (73,842) | 149,260 | (59,076) |
| Effect of exchanges rate on cash and cash equivalents | — | — | 3,236 | 316 | (1,910) | 1,642 |
| Net increase (decrease) in cash and cash equivalents | 1,598 | (21,476) | 14,748 | (4,931) | — | (10,061) |
| **Cash and cash equivalents** | | | | | | |
| Beginning of the year | 79 | 46,595 | 112,370 | 13,128 | — | 172,172 |
| End of the year | $ 1,677 | $ 25,119 | $127,118 | $ 8,197 | $ — | $162,111 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

### Condensed Consolidating Statement of Cash Flows
### For the year ended December 31, 2010
### (Successor Company)

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | | |
| Net income | $ 74,120 | $ 37,694 | $ 43,435 | $ 45,325 | $(126,454) | $ 74,120 |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | | | | |
| Depreciation and amortization | — | — | 58,107 | 288 | — | 58,395 |
| Provision for severance benefits | — | — | 19,375 | 309 | — | 19,684 |
| Amortization of debt issuance costs and original issue discount | — | 925 | — | — | — | 925 |
| Loss (gain) on foreign currency translation, net | — | 13,508 | (18,656) | (11,936) | — | (17,084) |
| Loss on disposal of property, plant and equipment, net | — | — | 38 | 1 | — | 39 |
| Loss on disposal of intangible assets, net | — | — | 13 | — | — | 13 |
| Restructuring and impairment charges | — | — | 2,003 | — | — | 2,003 |
| Stock-based compensation | 563 | — | 3,983 | 693 | — | 5,239 |
| Cash used for reorganization items | — | — | 51 | 1,522 | — | 1,573 |
| Earnings of related investment | (37,742) | (45,722) | — | (43,730) | 127,194 | — |
| Other | 12 | (11) | 1,479 | 729 | 1,968 | 4,177 |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | — | — | (34,166) | 6,139 | (13,343) | (41,370) |
| Inventories | — | — | (6,720) | 4,315 | (767) | (3,172) |
| Other receivables | (8) | — | (16,298) | 512 | 16,091 | 297 |
| Deferred tax assets | — | — | — | 1,543 | — | 1,543 |
| Accounts payable | — | — | 7,282 | (25,671) | 13,340 | (5,049) |
| Other accounts payable | 7,858 | 3,436 | 10,368 | 2,912 | (16,091) | 8,483 |
| Accrued expenses | 111 | 38,753 | 39,041 | 52,356 | (126,269) | 3,992 |
| Long term other payable | — | — | — | (400) | (2,019) | (2,419) |
| Other current assets | (41,235) | (51,681) | 8,564 | (38,923) | 126,272 | 2,997 |
| Other current liabilities | — | — | 687 | 275 | — | 962 |
| Payment of severance benefits | — | — | (6,428) | (245) | — | (6,673) |
| Other | — | — | 3,041 | (3,751) | — | (710) |
| Net cash provided by (used in) operating activities before reorganization items | 3,679 | (3,098) | 115,199 | (7,737) | (78) | 107,965 |
| Cash used for reorganization items | — | — | (51) | (1,522) | — | (1,573) |
| Net cash provided by (used in) operating activities | 3,679 | (3,098) | 115,148 | (9,259) | (78) | 106,392 |
| **Cash flows from investing activities** | | | | | | |
| Proceeds from disposal of plant, property and equipment | — | — | 8 | 2 | — | 10 |
| Purchases of plant, property and equipment | — | — | (43,554) | (62) | — | (43,616) |
| Payment for intellectual property registration | — | — | (553) | — | — | (553) |
| Decrease in short-term financial instruments | — | — | — | 329 | — | 329 |
| Decrease in guarantee deposits | — | — | 219 | 979 | — | 1,198 |
| Collection of long-term intercompany loans | 126,953 | — | — | — | (126,953) | — |
| Other | — | — | (1,015) | (81) | — | (1,096) |
| Net cash provided by (used in) investing activities | 126,953 | — | (44,895) | 1,167 | (126,953) | (43,728) |
| **Cash flow from financing activities** | | | | | | |
| Proceeds from issuance of senior notes | — | 246,685 | — | — | — | 246,685 |
| Debt issuance costs paid | — | (8,313) | — | — | — | (8,313) |
| Repayment of long-term borrowings | — | (188,703) | — | — | 126,953 | (61,750) |
| Repayment of obligations under capital lease | — | — | (3,294) | (182) | — | (3,476) |
| Distribution to stockholders | (130,689) | — | — | — | — | (130,689) |
| Net cash provided by (used in) financing activities | (130,689) | 49,669 | (3,294) | (182) | 126,953 | 42,457 |
| Effect of exchanges rate on cash and cash equivalents | — | — | (32) | 2,080 | 78 | 2,126 |
| Net increase (decrease) in cash and cash equivalents | (57) | 46,571 | 66,927 | (6,194) | — | 107,247 |
| **Cash and cash equivalents** | | | | | | |
| Beginning of the year | 136 | 24 | 45,443 | 19,322 | — | 64,925 |
| End of the year | $ 79 | $ 46,595 | $112,370 | $ 13,128 | $ — | $ 172,172 |

## MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
## (TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

### Condensed Consolidating Statement of Cash Flows
### For the two-month period ended December 31, 2009
### (Successor Company)

| | MagnaChip Semiconductor Corporation (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | | |
| Net loss | $(1,963) | $(1,871) | $(11,636) | $(2,056) | $ 15,563 | $ (1,963) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | | | | |
| Depreciation and amortization | — | — | 11,168 | 50 | — | 11,218 |
| Provision for severance benefits | — | — | 1,781 | 70 | — | 1,851 |
| Loss (gain) on foreign currency translation, net | — | 8,976 | (10,293) | (8,760) | — | (10,077) |
| Loss on disposal of property, plant and equipment, net | — | — | 17 | — | — | 17 |
| Loss on disposal of intangible assets, net | — | — | 5 | — | — | 5 |
| Stock-based compensation | — | — | 1,993 | 206 | — | 2,199 |
| Cash used for reorganization items | 1,500 | 448 | 1,406 | 909 | — | 4,263 |
| Loss of related investment | 2,032 | 2,225 | — | 11,772 | (16,029) | — |
| Other | — | — | (815) | 148 | — | (667) |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | — | — | 4,307 | 6,290 | 5,846 | 16,443 |
| Inventories | — | — | 9,413 | (3,113) | 439 | 6,739 |
| Other receivables | — | — | 1,880 | (338) | 213 | 1,755 |
| Deferred tax assets | — | — | — | 664 | 14 | 678 |
| Accounts payable | — | — | (12,074) | 3,750 | (5,820) | (14,144) |
| Other accounts payable | (129) | 2 | (10,860) | (1,311) | (213) | (12,511) |
| Accrued expenses | (1,847) | 337 | 5,058 | 9,806 | (19,041) | (5,687) |
| Long term other payable | — | — | — | (48) | (829) | (877) |
| Other current assets | 13 | (9,678) | 3,787 | (9,308) | 18,378 | 3,192 |
| Other current liabilities | — | — | 405 | (704) | 1,487 | 1,188 |
| Payment of severance benefits | — | — | (1,331) | (58) | — | (1,389) |
| Other | — | — | (127) | (4) | 6 | (125) |
| Net cash provided by (used in) operating activities before reorganization items | (394) | 439 | (5,916) | 7,965 | 14 | 2,108 |
| Cash used for reorganization items | (1,500) | (448) | (1,406) | (909) | — | (4,263) |
| Net cash provided by (used in) operating activities | (1,894) | (9) | (7,322) | 7,056 | 14 | (2,155) |
| **Cash flows from investing activities** | | | | | | |
| Proceeds from disposal of plant, property and equipment | — | — | 37 | — | — | 37 |
| Purchases of plant, property and equipment | — | — | (1,254) | (1) | (3) | (1,258) |
| Payment for intellectual property registration | — | — | (70) | — | — | (70) |
| Purchase of short-term financial instruments | — | — | — | (329) | — | (329) |
| Other | — | — | 20 | 3 | — | 23 |
| Net cash used in investing activities | — | — | (1,267) | (327) | (3) | (1,597) |
| **Cash flow from financing activities** | | | | | | |
| Net cash provided by (used in) financing activities | — | — | — | — | — | — |
| Effect of exchanges rate on cash and cash equivalents | — | — | 1,261 | (152) | (11) | 1,098 |
| Net increase (decrease) in cash and cash equivalents | (1,894) | (9) | (7,328) | 6,577 | — | (2,654) |
| **Cash and cash equivalents** | | | | | | |
| Beginning of the period | 2,030 | 33 | 52,771 | 12,745 | — | 67,579 |
| End of the period | $ 136 | $ 24 | $ 45,443 | $19,322 | $ — | $ 64,925 |

(TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE/UNIT DATA)

## Condensed Consolidating Statement of Cash Flows
## For the ten-month period ended October 25, 2009
## (Predecessor Company)

| | MagnaChip Semiconductor LLC (Parent) | Co-Issuers | Non-Guarantors | Guarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | | |
| Net income | $ 841,106 | $ 68,143 | $ 51,617 | $ 31,495 | $(151,255) | $ 841,106 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | | | | | |
| Depreciation and amortization | — | — | 36,274 | 1,981 | — | 38,255 |
| Provision for severance benefits | — | — | 8,512 | 323 | — | 8,835 |
| Amortization of debt issuance costs | — | 685 | 151 | — | — | 836 |
| Loss (gain) on foreign currency translation, net | — | (14,384) | (43,701) | 13,861 | — | (44,224) |
| Loss (gain) on disposal of property, plant and equipment, net | — | — | (235) | 330 | — | 95 |
| Gain on disposal of intangible assets, net | — | — | (9,230) | — | — | (9,230) |
| Restructuring and impairment charges | — | — | (1,120) | — | — | (1,120) |
| Unit-based compensation | — | — | 210 | 23 | — | 233 |
| Cash used for reorganization items | — | 16 | — | 1,060 | — | 1,076 |
| Noncash reorganization items | (779,304) | 508 | (31,026) | 4,173 | — | (805,649) |
| Earnings of related investment | (64,573) | (35,283) | — | (51,604) | 151,460 | — |
| Other | — | — | 1,877 | 845 | — | 2,722 |
| Changes in operating assets and liabilities | | | | | | |
| Accounts receivable | — | — | (34,658) | (9,735) | 31,463 | (12,930) |
| Inventories | — | — | (2,421) | 1,479 | (221) | (1,163) |
| Other receivables | — | — | (1,174) | 2,894 | (1,689) | 31 |
| Deferred tax assets | — | — | — | 1,054 | — | 1,054 |
| Accounts payable | — | — | 22,745 | 14,984 | (31,413) | 6,316 |
| Other accounts payable | 2,622 | 260 | (17,303) | 1,280 | 1,689 | (11,452) |
| Accrued expenses | (27) | 22,395 | 45,513 | 41,324 | (80,910) | 28,295 |
| Long term other payable | — | — | 626 | 412 | (531) | 507 |
| Other current assets | (40) | (42,252) | 11,842 | (39,412) | 75,758 | 5,896 |
| Other current liabilities | — | (95) | 725 | (6,098) | 5,507 | 39 |
| Payment of severance benefits | — | — | (4,010) | (310) | — | (4,320) |
| Other | — | — | (520) | 1,098 | (1,094) | (516) |
| Net cash provided by (used in) operating activities before reorganization items | (216) | (7) | 34,694 | 11,457 | (1,236) | 44,692 |
| Cash used for reorganization items | — | (16) | — | (1,060) | — | (1,076) |
| Net cash provided by (used in) operating activities | (216) | (23) | 34,694 | 10,397 | (1,236) | 43,616 |
| **Cash flows from investing activities** | | | | | | |
| Proceeds from disposal of plant, property and equipment | — | — | 290 | 299 | (260) | 329 |
| Proceeds from disposal of intangible assets | — | — | 9,374 | 1 | — | 9,375 |
| Purchases of plant, property and equipment | — | — | (7,753) | (20) | 260 | (7,513) |
| Payment for intellectual property registration | — | — | (366) | — | — | (366) |
| Decrease in restricted cash | — | — | 11,409 | — | — | 11,409 |
| Other | — | — | (282) | 1,949 | (1,763) | (96) |
| Net cash provided by investing activities | — | — | 12,672 | 2,229 | (1,763) | 13,138 |
| **Cash flow from financing activities** | | | | | | |
| Issuance of new common units pursuant to the reorganization plan | 35,280 | — | — | — | — | 35,280 |
| Repayment of short-term borrowings | (33,250) | — | — | — | — | (33,250) |
| Repayment of long-term borrowings | — | — | — | (1,763) | 1,763 | — |
| Net cash provided by (used in) financing activities | 2,030 | — | — | (1,763) | 1,763 | 2,030 |
| Effect of exchange rates on cash and cash equivalents | — | — | 5,200 | (1,678) | 1,236 | 4,758 |
| Net increase (decrease) in cash and cash equivalents | 1,814 | (23) | 52,566 | 9,185 | — | 63,542 |
| **Cash and cash equivalents** | | | | | | |
| Beginning of the period | 216 | 56 | 205 | 3,560 | — | 4,037 |
| End of the period | $ 2,030 | $ 33 | $ 52,771 | $ 12,745 | $ — | $ 67,579 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

***(a) Evaluation of Disclosure Controls and Procedures***

Management's evaluation of the effectiveness of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, was performed under the supervision and with the participation of our senior management, including our Chief Executive Officer, or our CEO, and our Chief Financial Officer, or our CFO. The purpose of disclosure controls and procedures is to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Report.

*(b)* Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the Company's assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The Company's independent registered public accounting firm, Samil PricewaterhouseCoopers, has issued an audit report on the Company's internal control over financial reporting which appears in Item 8 of this Annual Report on Form 10-K.

***(c) Inherent Limitations on Effectiveness of Controls***

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, not absolute, assurance the objectives of the control system are met. Further, the design of a control system must reflect the fact there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to errors or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide a reasonable level of assurance that their objectives are achieved.

***(d) Changes in Internal Control Over Financial Reporting***

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal year 2011, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B. Other Information**

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

The following table is a list of the current directors and executive officers of MagnaChip and their respective ages as of December 31, 2011:

| Name | Age | Position |
|---|---|---|
| Sang Park | 64 | Chairman of the Board of Directors and Chief Executive Officer |
| Tae Young Hwang | 55 | Chief Operating Officer and President |
| Brent Rowe | 50 | Executive Vice President, Worldwide Sales |
| Heung Kyu Kim | 48 | Executive Vice President and General Manager, Power Solutions Division |
| Margaret Sakai | 54 | Executive Vice President and Chief Financial Officer |
| Tae Jong Lee | 49 | Executive Vice President and General Manager, Corporate Engineering |
| John McFarland | 45 | Executive Vice President, General Counsel and Secretary |
| Michael Elkins | 43 | Director |
| Randal Klein | 46 | Director |
| Ilbok Lee | 66 | Director |
| Brian Mulhern | 37 | Director |
| R. Douglas Norby | 76 | Director |
| Nader Tavakoli | 53 | Director |

***Sang Park, Chairman of the Board of Directors and Chief Executive Officer.*** Mr. Park became our Chairman of the board of directors and Chief Executive Officer on January 1, 2007, after serving as President, Chief Executive Officer and director since May 2006. Mr. Park served as an executive fellow for iSuppli Corporation from January 2005 to May 2006. Prior to joining iSuppli, he was founder and president of SP Associates, a consulting services provider for technology companies, from September 2003 to December 2004. Mr. Park served as Chief Executive Officer of Hynix from May 2002 to March 2003, and as Chief Operating Officer and President of the Semiconductor Division of Hynix from July 1999 to April 2002. Prior to his service at Hynix, Mr. Park was Vice President of Procurement Engineering at IBM in New York from 1995 to 1999, and he held various positions in procurement and operations at Hewlett Packard in California from 1979 to 1995. Our board of directors has concluded that Mr. Park should serve as a director and as chairman of the board of directors based on his extensive experience as an executive, investor and director in our industry and his experience and insight as our Chief Executive Officer.

***Tae Young Hwang, Chief Operating Officer and President.*** Mr. Hwang became our Chief Operating Officer and President in November 2009. He previously served as our Executive Vice President, Manufacturing Division, and General Manager, Display Solutions from January 2007, and our Executive Vice President of Manufacturing Operations from October 2004. Prior to that time, Mr. Hwang served as Hynix's Senior Vice President of Manufacturing Operations, System IC, from 2002 to 2003. From 1999 to 2001, he was Vice President of Cheongju Operations for Hynix. Mr. Hwang holds a B.S. degree in Mechanical Engineering from Pusan National University and an M.B.A. from Cheongju University.

***Brent Rowe, Executive Vice President, Worldwide Sales.*** Mr. Rowe became our Executive Vice President, Worldwide Sales in December 2010, after serving as our Senior Vice President, Worldwide Sales since April 2006. Prior to joining our company, Mr. Rowe served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President, Americas Sales and Marketing from August 2003 to October 2005; Vice President, Europe Sales and Marketing from August 2002 to August 2003; and Vice President, Japan Sales and Marketing from April 2002 to August 2002. Mr. Rowe holds a B.S. degree in Chemical Engineering from the University of Illinois.

***Heung Kyu Kim, Executive Vice President and General Manager, Power Solutions Division.*** Mr. Kim became our Executive Vice President and General Manager, Power Solutions Division, in December 2010, after serving as our Senior Vice President and General Manager, Corporate Engineering since July 2007. Prior to joining our company, Mr. Kim served at Fairchild Semiconductor International, Inc., a semiconductor manufacturer, as Vice President of the Power Conversion Product Line from July 2003 to June 2007, and as Director of Korea Sales and Marketing from April 1999 to June 2003. Mr. Kim holds a B.S. degree in Metallurgical Engineering from Korea University.

***Margaret Sakai, Executive Vice President and Chief Financial Officer.*** Ms. Sakai became our Executive Vice President and Chief Financial Officer in April 2011, after serving as Senior Vice President and Chief Financial Officer since April 2009 and our Senior Vice President, Finance, since November 2006. Prior to joining our company, she served as Chief Financial Officer of Asia Finance and Vice President of Photronics, Inc., a manufacturer of reticles and photomasks for semiconductor and microelectronic applications, since November 2003. From June 1999 to October 2003, Ms. Sakai was Executive Vice President and Chief Financial Officer of PKL Corporation, a photomask manufacturer. From October 1995 to May 1999, Ms. Sakai served as Director of Finance of Acqutek International Limited, a lead-frame manufacturer, and from March 1992 to September 1995, Ms. Sakai served as Financial Manager at National Semiconductor Corporation. Ms. Sakai worked as an Audit Supervisor at Coopers & Lybrand from January 1988 to March 1992. Ms. Sakai is a Certified Public Accountant in the State of California and holds a B.A. degree in Accounting from Babson College.

***Tae Jong Lee, Executive Vice President and General Manager, Corporate Engineering.*** Mr. Lee became our Executive Vice President and General Manager, Corporate Engineering, in December 2011, after serving successively as Senior Vice President and Vice President and General Manager, Corporate Engineering, since September 2007. Prior to joining our company, Mr. Lee served as Director of the Technology Development Division, Chartered Semiconductor Manufacturing, in Singapore from 1999 to August 2007. Mr. Lee holds B.S. and M.S. degrees from Seoul National University, and a Ph.D in Physics from the University of Texas at Dallas.

***John McFarland, Executive Vice President, General Counsel and Secretary.*** Mr. McFarland became our Executive Vice President, General Counsel and Secretary in April 2011 after serving successively as Senior Vice President and Vice President, General Counsel and Secretary since November 2004. Prior to joining our company, Mr. McFarland served as a foreign legal consultant at Bae, Kim & Lee, a law firm, from August 2003 to November 2004 and an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm, from August 2000 to July 2003. Mr. McFarland holds a B.A. degree in Asian Studies, conferred with highest distinction from the University of Michigan, and a J.D. degree from the University of California, Los Angeles, School of Law.

***Michael Elkins, Director.*** Mr. Elkins became our director in November 2009. Mr. Elkins joined Avenue in 2004 and is currently a Portfolio Manager of the Avenue U.S. Funds. In such capacity, Mr. Elkins is responsible for assisting with the direction of the investment activities of the Avenue U.S. strategy. Due to the percentage of our equity owned or controlled by Avenue, Avenue is considered our affiliate. Prior to joining Avenue, Mr. Elkins was a Portfolio Manager and Trader with ABP Investments US, Inc. While at ABP, he was responsible for actively managing high yield investments using a total return-special situations overlay strategy. Prior to ABP, Mr. Elkins served as a Portfolio Manager and Trader for UBK Asset Management, after joining the company as a High Yield Credit Analyst. Previously, Mr. Elkins was a Credit Analyst for both Oppenheimer & Co., Inc. and Smith Barney, Inc. Mr. Elkins has served on the board of directors of Vertis Communication, an advertising services company, since October 2008, Milacron LLC, a plastics-processing technologies and industrial fluids supplier, since April 2009, Ion Media Networks, Inc., a broadcast television station group, since December 2009 and American Media, Inc., a media brands and magazine publishing company, since December 2010. Mr. Elkins serves on the board of directors of each of these companies, all of which are private companies, in connection with a reorganization or refinancing involving affiliates of Avenue and serves as a result of his position with Avenue. Mr. Elkins holds a B.A. in Marketing from George Washington University and an M.B.A. in Finance from the Goizueta Business School at Emory University. Mr. Elkins was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to MagnaChip Semiconductor LLC's

Fifth Amended and Restated Limited Liability Company Operating Agreement, which we refer to as our pre-conversion Company's Operating Agreement. Our board of directors has concluded that Mr. Elkins should serve on the board based upon his more than 15 years of investment portfolio management experience, including over 10 years investing in technology companies, including the semiconductor sector.

***Randal Klein, Director.*** Mr. Klein became our director in November 2009. Mr. Klein joined Avenue, our affiliate, in 2004 and is currently a Portfolio Manager at Avenue focused on investments in trade claims and vendor financing. Previously, he was a Senior Vice President of the Avenue U.S. Funds. In such capacity, Mr. Klein was responsible for managing restructuring activities and identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy. Prior to joining Avenue, Mr. Klein was a Senior Vice President at Lehman Brothers, where his responsibilities included restructuring advisory work, financial sponsors coverage, mergers and acquisitions and corporate finance. Prior to Lehman, Mr. Klein worked in sales, marketing and engineering as an aerospace engineer for The Boeing Company. Mr. Klein holds a B.S. in Aerospace Engineering, conferred with Highest Distinction from the University of Virginia, and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. Mr. Klein was appointed to our board of directors by Avenue pursuant to our plan of reorganization and pursuant to our pre-conversion Company's Operating Agreement. Our board of directors has concluded that Mr. Klein should serve on the board based upon his 17 years of experience as a financial advisor and investment manager.

***Ilbok Lee, Director.*** Dr. Lee became our director in August 2011. Dr. Lee has been President and Chief Executive Officer of Silego Technology, Inc., a semiconductor company, since its inception in October 2001. From April 1999 to September 2001, Dr. Lee served as Senior Vice President and General Manager of the Timing Division at Cypress Semiconductor Corp., a public semiconductor company, and from May 1992 to March 1999 served as President and Chief Executive Officer of IC Works, Inc., a semiconductor company he co-founded that was acquired by Cypress in 2001. Dr. Lee co-founded Samsung Semiconductor, Inc. (U.S.A.) in July 1983 and served in various positions at the company, including President and Chief Executive Officer, until May 1992. Prior to Samsung, Dr. Lee served in various technical and managerial positions at Intel and National Semiconductor. Dr. Lee served as a member of board of directors for Sierra Monolithic, a privately held semiconductor company, from 2002 through 2009. Dr. Lee received a Ph.D. and M.S.E.E. from the University of Minnesota and a B.S.E.E. from Seoul National University. Our board of directors has concluded that Dr. Lee should serve on the board based upon his extensive experience in the semiconductor industry.

***Brian Mulhern, Director.*** Mr. Mulhern became our director in August 2011. Mr. Mulhern joined Avenue, our affiliate, in 2004 and is currently a Senior Vice President at Avenue focused on identifying, analyzing and modeling investment opportunities for the Avenue U.S. strategy, primarily focused in the telecom, media and technology industries. Prior to joining Avenue, Mr. Mulhern was a Senior Vice President at Citadel Investment Group based in Chicago and London, focused on the analysis, negotiation and management of privately structured debt, equity and equity-linked investments. Previously, he was an analyst in Merrill Lynch's merger & acquisition group and a consultant at Booz, Allen & Hamilton. Mr. Mulhern received a B.A. in Economics from the University of Notre Dame. Our board of directors has concluded that Mr. Mulhern should serve on the board based upon his board based upon his experience as a financial advisor and investment manager.



***R. Douglas Norby, Director and Chairman of the Audit Committee.*** Mr. Norby became our director and Chairman of the Audit Committee in March 2010. Mr. Norby retired from full time employment in July 2006. Mr. Norby previously served as our director and Chairman of the Audit Committee from May 2006 until October 2008. Mr. Norby served as Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc., a public semiconductor intellectual property company, from July 2003 to January 2006. Mr. Norby worked as a management consultant with Tessera from May 2003 until July 2003 and from January 2006 to July 2006. Mr. Norby served as Chief Financial Officer of Zambeel, Inc., a data storage systems company, from March 2002 until February 2003, and as Senior Vice President and Chief Financial Officer of Novalux, Inc., an optoelectronics company, from December 2000 to March 2002. Prior to his tenure with Novalux, Inc., Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation from November 1996 to December 2000. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., STATS ChipPAC Ltd. Ikanos Communications, Inc., and Invensas, Inc. Mr. Norby was a director of Intellon Corporation from May 2007 to December 2009. Mr. Norby received a B.A. degree in Economics from Harvard University and an M.B.A. from Harvard Business School. Our board of directors has concluded that Mr. Norby should serve on our board based upon his extensive experience as a chief financial officer, his extensive experience in accounting and his experience as a public company director and audit committee chair.

***Nader Tavakoli, Director.*** Mr. Tavakoli became our director in November 2009. Mr. Tavakoli has been Chairman and Chief Executive Officer of EagleRock Capital Management, a private investment firm based in New York City since January 2002. Prior to founding EagleRock, Mr. Tavakoli was a portfolio manager at Odyssey Partners, Highbridge Capital and Cowen and Co. Mr. Tavakoli holds a B.A. in History from Montclair State University and a J.D. from Rutgers School of Law. Our board of directors has concluded that Mr. Tavakoli should serve on the board based upon his extensive investing experience.

**Involvement in Certain Legal Proceedings**

Sang Park was the Chairman of our board of directors and Chief Executive Officer and Tae Young Hwang, Brent Rowe, Heung Kyu Kim, Margaret Sakai, Tae Jong Lee and John McFarland were each officers during our Chapter 11 reorganization proceedings. R. Douglas Norby was one of our directors until October 2008. Mr. Norby was also an officer of Novalux, Inc., a private company, which filed a voluntary petition for reorganization under Chapter 11 in March 2003, approximately one year after Mr. Norby's departure from Novalux, Inc.

**Board Composition**

Our bylaws provide that our board of directors consists of seven members. Mr. Park, our Chief Executive Officer, is the Chairman of our board of directors. In addition to serving on our board, Messrs. Elkins, Klein, and Mulhern are employees of our largest equity holder, which consists of funds affiliated with Avenue Capital Management II, L.P. As of December 31, 2011, Avenue beneficially owned approximately 20,789,539 shares, or 54.0%, of our outstanding common stock, including shares of common stock issuable upon the exercise of outstanding options and warrants that are exercisable within sixty days of December 31, 2011. Accordingly, Avenue will be able to elect a majority of our board as long as Avenue continues to hold or control a majority of our outstanding shares. Messrs. Lee, Norby and Tavakoli serve as independent directors elected by a majority vote of the directors then in office at the time of their election.

A majority of our board is not currently independent as defined under SEC and NYSE rules. We are considered a "controlled company" for purposes of the NYSE listing requirements because Avenue holds more than 50% of the voting power for the election of directors. As such, we are exempt from the NYSE corporate governance requirements that our board of directors meet the standards of independence established by those corporate governance requirements and exempt from the requirements that we have separate Compensation and Nominating and Corporate Governance Committees made up entirely of directors who meet such independence standards. We have chosen to utilize the exemption available for controlled companies.

Our board of directors is divided into three classes with staggered three-year terms as follows:

- Class I directors are Messrs. Lee and Norby, and their terms will expire at the annual general meeting of stockholders to be held in 2012;
- Class II directors are Messrs. Klein and Tavakoli, and their terms will expire at the annual general meeting of stockholders to be held in 2013; and
- Class III directors are Messrs. Elkins, Mulhern and Park, and their terms will expire at the annual general meeting of stockholders to be held in 2014.

### Section 16(a) Beneficial Ownership Reporting Compliance

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company, the Company believes that during 2011 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% shareholders were in compliance with Section 16(a) other than with respect to a late Form 4 for one stock option grant transaction by Ilbok Lee in 2011.

### Audit Committee

Our audit committee consists of Mr. Norby as Chairman and Messrs. Klein and Tavakoli. Our board of directors has determined that Mr. Norby is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. Our board has also determined that Messrs. Norby and Tavakoli are "independent" as that term is defined in both Rule 303A of the NYSE rules and Rule 10A-3 promulgated under the Exchange Act. In making this determination, our board of directors considered the relationships that Messrs. Norby and Tavakoli have with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including any beneficial ownership of our equity. In addition, our board has determined that the simultaneous service by Mr. Norby on the audit committees of three other public companies does not impair his ability to effectively serve on our audit committee. The board has determined that Mr. Klein is not an independent director. In accordance with applicable rules of the NYSE, we are relying upon an exception that allows us to phase in our compliance with the independent audit committee requirement as follows, (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. Prior to the one year anniversary of our initial NYSE listing, Mr. Klein will resign from the audit committee and at least one new independent director will be appointed. Our audit committee charter is available on our website at www.magnachip.com.

### Compensation Committee

The compensation committee of the board has overall responsibility for evaluating and approving our executive officer and director compensation plans, policies and programs, as well as all equity-based compensation plans and policies. Our compensation committee consists of Messrs. Elkins, Lee and Tavakoli. Our board has determined that Messrs. Lee and Tavakoli are "independent" under NYSE and SEC rules. In making this determination, our board of directors considered the relationships that Messrs.Lee and Tavakoli have with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including any beneficial ownership of our equity. The board has determined that Mr. Elkins is not an independent director. Because we are a "controlled company," we rely on exemptions from the provisions of Section 303A of the NYSE that would otherwise require the Company to have a Compensation Committee composed entirely of independent directors. Our compensation committee charter is available on our website at www.magnachip.com.



### Nominating and Governance Committee

The nominating and governance committee has the responsibility to identify qualified individuals to become members of the board, to oversee an annual evaluation of the board of directors and its committees, to periodically review and recommend to the board any proposed changes to our corporate governance guidelines and to monitor our corporate governance structure. Our nominating and corporate governance committee consists of Messrs. Lee, Mulhern, and Norby. Our board has determined that Messrs. Lee and Norby are "independent" under NYSE and SEC rules. In making this determination, our board of directors considered the relationships that Messrs. Lee and Norby have with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including any beneficial ownership of our equity. The board has determined that Mr. Mulhern is not an independent director. Because we are a "controlled company," we rely on exemptions from the provisions of Section 303A of the NYSE that would otherwise require the Company to have a Nominating and Governance Committee composed entirely of independent directors. Our nominating and governance committee charter is available on our website at www.magnachip.com.

There has been no material change to the procedures by which our equity holders may recommend nominees to our board of directors.

### Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We will provide a copy of our Code of Business Conduct and Ethics without charge to any person upon written request made to our Executive Vice President, General Counsel and Secretary at c/o MagnaChip Semiconductor, Ltd., 891 Daechi-dong, Gangnam-gu, Seoul, 135-738, Korea. Our Code of Business Conduct and Ethics is also available on our website at www.magnachip.com. We will disclose any amendment to the provisions of our Code of Business Conduct and Ethics on our website.

### Assessment of Risk

Our board of directors believes that our compensation programs are designed such that they will not incentivize unnecessary risk-taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our cash incentive program takes into account multiple factors, thus diversifying the risk associated with any single performance factor, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Our equity awards are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders.

## Item 11. *Executive Compensation*

### Compensation Discussion and Analysis

#### *Compensation Philosophy and Objectives*

The compensation committee of our board of directors, or the Committee, has overall responsibility for administering our compensation program for our "named executive officers." The Committee's responsibilities consist of evaluating, approving and monitoring our executive officer and director compensation plans, policies and programs, as well as each of our equity-based compensation plans and policies. Prior to 2010, compensation decisions were made by the entire board of directors and for the discussion that follows, references to the Committee during such period refer to the entire board. For 2011, our named executive officers who continue to serve as executive officers were:

- Sang Park, Chairman of the Board of Directors and Chief Executive Officer;
- Tae Young Hwang, Chief Operating Officer and President;
- Brent Rowe, Executive Vice President, Worldwide Sales;
- Margaret Sakai, Executive Vice President and Chief Financial Officer; and
- John McFarland, Executive Vice President, General Counsel and Secretary.

The Committee seeks to establish total compensation for executive officers that is fair, reasonable and competitive. The Committee evaluates our compensation packages to ensure that:

- we maintain our ability to attract and retain superior executives in critical positions;
- our executives are incentivized and rewarded for aggressive corporate growth, achievement of long-term corporate objectives and individual performance that meets or exceeds our expectations without encouraging unnecessary risk-taking; and
- compensation provided to critical executives remains competitive relative to the compensation paid to similarly situated executives of companies in the semiconductor industry.

The Committee believes that the most effective executive compensation packages align executives' interests with those of our stockholders by rewarding performance that exceeds specific annual, long-term and strategic goals that are intended to improve stockholder value. These objectives include the achievement of financial performance goals and progress on projects that our board of directors anticipates will lead to future growth, as discussed more fully below.

The information set forth below in this Compensation Discussion and Analysis describes the Committee's general philosophy and historical approach.

***Role of Executive Officers in Compensation Decisions***

For named executive officers other than our chief executive officer, we have historically sought and considered input from our chief executive officer in making determinations regarding executive compensation. Our chief executive officer annually reviews the performance of our other named executive officers. Our chief executive officer subsequently presents conclusions and recommendations regarding such officers, including proposed salary adjustments and incentive amounts, to the Committee. The Committee then takes this information into account when it makes final decisions regarding any adjustments or awards.

The review of performance by the Committee and our chief executive officer of other executive officers is both an objective and subjective assessment of each executive's contribution to our performance, leadership qualities, strengths and weaknesses and the individual's performance relative to goals set by the Committee or our chief executive officer, as applicable. The Committee and our chief executive officer do not systematically assign a weight to the factors, and may, in their discretion, consider or disregard any one factor which, in their sole discretion, is important to or irrelevant for a particular executive.

The Committee's annual determinations regarding executive compensation are subject to the terms of the respective service agreements between us and the named executive officers (as set forth in more detail below). In addition to the annual reviews, the Committee also typically considers compensation changes upon a named executive officer's promotion or other change in job responsibility. Neither our chief executive officer nor any of our other executives participates in deliberations relating to their own compensation.

***Role of Compensation Consultants***

The Committee has the authority to retain the services of third-party executive compensation specialists in connection with the establishment of cash and equity compensation and related policies. We did not retain a compensation consultant in 2009, 2010 or 2011, and we have not retained a compensation consultant for 2012.

***Timing of Compensation Decisions***

At the end of each fiscal year, our chief executive officer will review the performance of the other executive officers and present his conclusions and recommendations to the Committee. At that time and throughout the year, the Committee will also evaluate the performance of our chief executive officer, which is measured in substantial part against our consolidated financial performance. In January of the following fiscal year, the Committee will then assess the overall functioning of our compensation plans against our goals, and determine whether any changes to the allocation of compensation elements, or the structure or level of any particular compensation element, are warranted.

In connection with this process, our Committee generally establishes the elements of its performance-based cash bonus plan for the upcoming year. With respect to newly hired employees, our practice is typically to approve equity grants at the first meeting of the Committee following such employee's hire date. We do not have any program, plan or practice to time equity award grants in coordination with the release of material non-public information. From time to time, additional equity awards may be granted to executive officers during the fiscal year.

***Elements of Compensation***

In making decisions regarding the pay of the named executive officers, the Committee looks to set a total compensation package for each officer that will retain high-quality talent and motivate executives to achieve the goals set by our board of directors. Our 2011 compensation package was composed of the following elements:

- annual base salary;
- short-term cash incentives;
- long-term equity incentives;
- a benefits package that is generally available to all of our employees; and
- expatriate and other executive benefits.

***Determination of Amount of Each Element of Compensation***

*General Background*

The Committee seeks to establish a total cash compensation package for our named executive officers that is competitive with the compensation reflected in compensation data for similarly-situated executives in the peer group reviewed by the Committee, subject to adjustments based on each executive's experience and performance. Historically, based on our review of industry specific survey data and the professional and market experience of our Committee members, we measured total cash compensation for our named executive officers against cash compensation paid to executives at similarly situated companies which we determined to be our select peer group. Base salaries for our named executive officers were benchmarked to median levels for companies in the select peer group, and were adjusted upward or downward for performance. Short-term cash incentives were put in place to provide for opportunities that may result in higher than median levels of cash compensation as compared to our select peer group if, and depending upon the extent to which, our performance and that of our named executive officers exceeded expectations and the goals established by the Committee for the year in question.

Historically, our select peer group has included other major Korea-based semiconductor companies, including Fairchild Korea, Dongbu Hitek, ChipPac Korea, Hynix Semiconductor, ASE Korea and Amkor Technology Korea. In addition, we also reviewed compensation data from Mercer Korea, an independent compensation consultant, which surveyed the companies listed below, to assess how compensation for our select peer group related to compensation paid to executives in a broader range of technology companies.

- ABB Korea
- Accenture Korea
- Agilent Technologies Korea
- Alcatel-Lucent Korea
- AMD Korea
- Analog Devices Korea
- APC Korea
- Apple Computer
- Applied Materials Korea
- Arrow Electronics Korea
- ASML Korea
- Asurion Korea
- AT&T Global Networks Services Korea
- Autodesk Korea
- Autoliv Korea
- Avnet Korea
- Axcelis Technologies Korea
- Barco
- Blizzard Entertainment
- BMC Software Korea
- Bosch Electrical Drives
- Bosch Rexroth Korea
- Broadcom
- BT Global Services Korea
- CA Technologies
- Cadence Korea
- CDNetworks
- Cisco Systems Korea
- CSC Computer Sciences
- Cymer Korea
- Cypress Semiconductor Korea
- Dassault Systems Korea
- Dell International
- Delphi Korea Corporation
- Dimension Data Korea
- Domino Korea
- Edwards Korea
- Electronic Arts Korea
- EMC Computer Systems Korea
- Entegris Korea
- Equant Korea
- Fairchild Korea Semiconductor
- Freescale Semiconductor
- FSI Korea
- Fuji Xerox Korea
- Fujitsu Korea
- Google
- Harman International Korea
- Hewlett-Packard Korea
- IBM Korea
- IDC Korea
- Infineon Technologies Korea
- Intel Korea
- Invensys Korea
- Johnson Controls Korea
- Juniper Networks Korea
- KLA-Tencor Korea
- Kulicke and Soffa
- Lam Research Korea
- Leica Microsystems
- Lenovo
- Lexmark International
- LG-Ericsson
- Marvell Semiconductor Korea
- MEMC Korea Company
- Micron Semiconductor Korea
- Microsoft Korea
- Motorola Mobility Korea
- Nanometrics Korea
- National Computer Systems Korea
- National Semiconductor
- NDS Korea
- Network Appliance
- Nokia Korea
- Nokia Siemens Network Korea
- Novellus Korea
- NXP Semiconductors Korea
- Obigo
- On Semiconductor
- Oracle Korea
- Orbotech Korea
- Pacnet Korea
- Panduit
- Polycom Korea
- PTC Korea
- Qualcomm Korea
- Real Networks Asia Pacific
- Red Hat
- Renesas Electronics Korea
- Research In Motion Korea
- Robert Bosch Korea
- Rockwell Automation Korea
- Rogers Korea
- ROHM Semiconductor Korea Corporation
- SAP Korea
- SAS Korea
- Schaeffler Korea
- Schneider Electric Korea
- Sensata Technologies
- Siemens Industry Software
- SIMMTECH
- SingTel Korea
- SITA Korea
- Skyworks Solutions Korea
- Sony Ericsson Mobile Communications International
- Sony Korea
- STATS ChipPAC Korea
- ST-Ericsson Korea
- STMicroelectronics
- Sybase Korea
- Symantec Korea
- Synaptics International Korea
- Teleca Korea
- Tellabs Korea
- Timken Korea
- Toshiba Electronics Korea
- Trend Micro Korea
- Tyco Electronics AMP Korea
- Varian Korea
- Veeco Korea
- Verizon Business
- VMware Korea
- Western Digital Korea
- Westinghouse Korea
- Xilinx Korea
- Yahoo Korea

The Committee makes annual determinations regarding cash incentive compensation based on our annual operating plan, which we adopt in the December preceding each fiscal year. The determination takes into account our expected performance in the coming fiscal year. The Committee makes all equity compensation decisions for our officers based on existing compensation arrangements for other executives at our company with the same level of responsibility and based on a review of our select peer group with a view to maintaining internal consistency and parity.

Equity awards are not tied to base salary or cash incentive amounts and will constitute lesser or greater proportions of total compensation depending on the fair value of the awards. The Committee, relying on the professional and market experience of our Committee members, generally seeks to set equity awards at median levels of equity compensation at our select peer group companies. The Committee does not apply a formula or assign relative weight in making its determination. Instead, it makes a subjective determination after considering all information collectively.

The Committee may approve additional cash incentive payments or equity compensation grants from time to time during the year in its discretion.

*Base Salary*

Base salary is the guaranteed element of an employee's annual cash compensation. Changes in base salary may be approved by the Committee for an executive if the median levels of base salary compensation for similarly-situated executives in our select peer group have changed, and may be further adjusted based upon the employee's long-term performance, skill set and the value of that skill. The Committee evaluates the performance of each named executive officer on an annual basis based on the accomplishment of performance objectives that were established at the beginning of the prior fiscal year as well as its own subjective evaluation of the officer's performance. In making its evaluation, the Committee makes a subjective qualitative assessment of the officer's contribution to our performance during the preceding year, including leadership, success in attaining particular goals of a division for which that officer has responsibility, our overall financial performance and such other criteria as the Committee may deem relevant, including input from our Chief Executive Officer. The Committee then makes a subjective decision regarding any changes in base salary based on these factors and the data from our select peer group. The Committee does not systematically assign weights to any of the factors it considers, and may, in its discretion, ignore any factors or deem any one factor to have greater importance for a particular executive officer. Base salary adjustments generally take effect in the middle of our fiscal year.

The current base salaries of the Company's named executive officers compare to the median of the Company's select peer group as follows: Mr. Park is slightly above, Mr. Hwang and Mr. McFarland are slightly below, and Ms. Sakai and Mr. Rowe are generally in line. Our employees, including our executive officers, voluntarily accepted a 20% reduction in base salary from 2008 levels from January to June 2009, as part of austerity measures implemented to assist in our recovery. Mr. Park voluntarily accepted a 40% reduction in base salary from January to March 2009, and a 20% reduction from April to June 2009. In June 2009, our board of directors approved a one-time payment of 10% of base salary paid from April to June 2009 to all employees who voluntarily accepted pay reductions earlier in the year, which group included all of our named executive officers. This amount is reported as salary in the Summary Compensation Table below. We restored salaries to 2008 levels in July 2009. In December 2009, as a reward for the successful completion of our reorganization proceedings, our board of directors approved a one-time payment of 30% of the monthly base salary to all employees who voluntarily accepted pay reductions earlier in the year, which group included all of our named executive officers. The amount paid to named executive officers for 2009 are reported as bonus in the Summary Compensation Table below. The Committee also granted additional special discretionary incentives to Mr. Hwang, Mr. Rowe, Ms. Sakai and Mr. McFarland in 2009, as described in more detail below. No additional special discretionary incentives were granted to our named executive officers in 2010 or 2011.

*Cash Incentives*

Short-term cash incentives comprise a significant portion of the total target compensation package and are designed to reward executives for their contributions to meeting and exceeding our goals and to recognize and reward our executives in achieving these goals. Incentives are designed as a percentage of base salary and are awarded based on individual performance and our achievement of the annual, long-term and strategic quantitative goals set by our Committee.

Given our financial position at the beginning of 2009, we did not modify the annual targets for our cash incentive plans for 2009. As a result, our short-term cash incentive plan was effectively suspended for the year. In December 2009, our board of directors implemented a cash incentive plan effective as of January 1, 2010, which we call the Profit Sharing Plan. Each of our employees is eligible to participate in the Profit Sharing Plan, and our board of directors intends for the Profit Sharing Plan to incentivize our named executive officers, officers and employees to exceed expectations throughout our entire fiscal year. The Committee administers the Profit Sharing Plan.

Under the Profit Sharing Plan, the Committee will review our business plan in December of each year and determine an annual consolidated Adjusted EBITDA target, or the Base Target, for the upcoming fiscal year and set the targeted amount to be awarded to our named executive officers and employees, or the Profit Share, for meeting the Base Target and for achievement in excess of the Base Target.

The Base Target is calculated as a percentage of our forecasted gross annual revenue for the upcoming fiscal year. We determine our revenue forecast by looking at several factors, including existing orders from our customers, quarterly and annual forecasts from our customers, our product roadmap and how it corresponds with our projected customer needs, and the overall industry forecasts for the semiconductor market. The Committee's goal is to set a Base Target that is difficult but not unreasonable to achieve. To determine the percentage of gross annual revenue for purposes of setting the Base Target, the Committee, in consultation with our board of directors, first determines a range of Adjusted EBITDA growth and gross margin that is competitive based upon the select peer group and will ensure that we build stockholder value, then sets a percentage such that the forecasted Adjusted EBITDA growth and gross margin is within that range. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Additional Business Metrics Evaluated by Management" for a discussion of how we define and why we use Adjusted EBITDA.

Each named executive officer receives as a Profit Share a set percentage of their annual base salary once the Base Target is achieved. Executives with target annual incentive opportunities set forth in their employment agreements will be eligible to receive the target percentage set forth in such agreements. In the event we exceed the Base Target, we may pay to our named executive officers (together with all of our eligible employees) their pro rata portion of an additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target. For 2011, Mr. Park received a Profit Share of $210,634, Mr. Hwang received a Profit Share of $101,482, Mr. Rowe received a Profit Share of $93,248, Ms. Sakai received a Profit Share of $89,748 and Mr. McFarland received a Profit Share of $51,158.

We pay the Profit Share during the normal pay period in the January following the conclusion of each fiscal year for which the Profit Share is calculated, and the Profit Share is only payable to those executives who have been employed by us during the entire fiscal year for which the Profit Share is calculated and who are employed by us on the Profit Share payment date, provided that the Profit Share is payable pro rata to any named executive officers who begin their employment during the fiscal year for which the Profit Share is calculated.

The Committee retains the sole discretion to (i) authorize the payment of the Profit Share in December of the relevant fiscal year when the Committee believes the Base Target will be achieved, (ii) pay Profit Shares when we achieve slightly less than the Base Target, and (iii) make interim Profit Share payments during the fiscal year. In addition to the Profit Sharing Plan, the Committee retains the right to grant discretionary incentives to our named executive officers as a reward for extraordinary performance. For example, Mr. Hwang, Ms. Sakai and Mr. McFarland were paid a discretionary incentive in December 2009 in recognition of their role in our successful reorganization proceedings. These amounts were not based upon any numerical or formulaic factors, but rather were determined by the Committee based upon a subjective assessment of their respective individual contributions and are reported in the Summary Compensation Table in the column labeled "Bonus."

For 2010, the implementation of the Profit Sharing Plan was modified pursuant to the terms of the Profit Sharing Plan to provide our employees with an opportunity to share in our success earlier in the fiscal year than under the existing Profit Sharing Plan. In addition to setting the Base Target, two interim targets for our first and second fiscal quarters were set. We made Profit Share payments in the first normal pay period following the conclusion of each of our first two fiscal quarters. The total Profit Share payable for meeting the Base Target for 2010 was capped for each named executive officer at his or her respective percentage of annual base salary, such that the amount of any Profit Share paid for 2010 performance after the end of 2010 was offset by the Profit Share paid during 2010 for reaching each of the quarterly targets. In addition, for 2010, our named executive officers were not eligible to earn the additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target even though we exceeded the Base Target. As a result, for 2010, our named executive officers were only entitled to receive a cash incentive equal to the Profit Share paid to each named executive officer disclosed in the Summary Compensation Table in the column labeled "Bonus." In 2010, under the Profit Sharing Plan, we paid bonuses to our named executive officers in April and July 2010 and in January 2011.

For 2011, the implementation of the Profit Sharing Plan was modified pursuant to the terms of the Profit Sharing Plan to set an interim target that was paid during the first normal pay period following the conclusion of our second fiscal quarter of 2011. In addition, our named executive officers (and all of our other employees) were not eligible to earn the additional Profit Share of 25% of our annual consolidated Adjusted EBITDA in excess of the Base Target even if we exceeded the Base Target or the interim target. In 2011, under the Profit Sharing Plan, we paid bonuses to our named executive officers in July 2011 but not in January 2012.

*Equity Compensation*

In addition to cash incentives, we offer equity incentives as a way to enhance the link between the creation of stockholder value and executive incentive compensation and to give our executives appropriate motivation and rewards for achieving increases in enterprise value. Under our 2009 Common Unit Plan, our board of directors granted options to acquire MagnaChip Semiconductor LLC common units and restricted unit bonus awards. Awards under our 2009 Common Unit Plan were converted into options for common stock and restricted common stock of MagnaChip Semiconductor Corporation upon our corporate conversion. Such options vest in installments over three years following grant, with approximately one-third of the restricted unit awards vested at grant and the remainder vesting in two subsequent annual installments, as set forth in more detail below.

Under our 2011 Equity Incentive Plan, which replaced the 2009 Common Unit Plan immediately following our corporate conversion, the Committee may grant participants stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other stock-based and cash-based awards. Stock options granted under the 2011 Equity Incentive Plan generally vest over three years following grant, with thirty-four percent of the common stock vesting and becoming exercisable on the first anniversary of grant date and eight or nine percent of the common stock subject to the options vesting on completion of each three-month period thereafter. In granting equity awards, the Committee may establish any conditions or restrictions it deems appropriate. Stock options and stock appreciation rights must have exercise prices at least equal to the fair market value of the stock at the time of their grant pursuant to the 2011 Equity Incentive Plan. The fair market value of the stock at the time of grant will generally be the closing price of a share of stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the stock on the date any grant is made. Prior to the exercise of a stock option or stock appreciation or settlement of an award denominated in units, the holder has no rights as a stockholder with respect to the stock subject to the award, including voting rights and the right to receive dividends. Participants receiving restricted stock awards are stockholders and have both voting rights and the right to receive dividends, except that dividends paid on unvested shares may remain subject to forfeiture until vested. Award vesting ceases upon termination of employment, and vested options and stock appreciation rights remain exercisable only for a limited period following such termination.

The Committee considers granting additional equity compensation in the event of new employment, a promotion or change in job responsibility or a change in median levels of equity compensation for similarly-situated executives at companies in our select peer group or in its discretion to reward or incentivize individual officers. The option award levels vary among participants based on their job grade and position. The Committee generally seeks to award equity compensation at levels consistent with the median levels for executives at companies in our select peer group, and will also make subjective determinations regarding adjustments to award amounts in light of factors such as the available pool, individual performance and role of executives. For example, the Committee may adjust the size of an award for an individual executive above the option award level for his or her position if the Committee determines that the executive has provided exceptional performance, or may increase the option award level for a position above the median level reflected in the select peer group if the position is considered by the Committee to be more critical to our long-term success. The Committee will generally maintain substantially equivalent award levels for executives at equivalent job grades. Stock option awards are not tied to base salary or cash incentive amounts.

As a result of our reorganization proceedings, all previously outstanding common and preferred units and options held by our named executive officers were cancelled. In December 2009, we granted new options to our executives with the option award amounts generally determined based upon the median levels of our select peer group. Thirty-four percent of the common units subject to the options vested and became exercisable on the first anniversary of grant date, with eight or nine percent of the common units subject to the options vesting on completion of each three-month period thereafter. In December 2009, in recognition of services provided in guiding us through our reorganization proceedings, our board of directors also granted each of our current named executive officers a restricted unit bonus. The amount of the restricted unit bonuses were not based upon any numerical or formulaic factors, nor based upon any comparative peer group, data or the number of options granted, but rather were determined based upon our board of directors' subjective assessment of individual contributions to the successful completion of the reorganization proceedings. We granted restricted unit bonuses in order to provide our executives with an equity incentive with a built-in gain equal to the value of the units as of the date of grant while still incentivizing them to contribute toward increasing our enterprise value. See "Item 11. Executive Compensation-Grant of Plan-Based Awards" below for information regarding the number and value of units granted to each named executive officer. Thirty-four percent of each restricted unit bonus vested upon grant, with the remaining portion vesting in equal installments on the first and second anniversary of the grant date. No equity incentives were granted to our named executive officers in 2010 or 2011.

Upon the recommendation of our board of directors or chief executive officer, or otherwise, the Committee may in the future consider granting additional performance-based equity incentives.

*Perquisites and Other Benefits*

We provide the named executive officers with perquisites and other benefits, including expatriate benefits, that the Committee believes are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Generally, perquisite are determined based upon what the Committee considers to be the most customary perquisites offered by our select peer group and are not based upon a median cost for specific perquisites or for the perquisites in aggregate. The Committee determines the level and types of expatriate benefits for the executive officers based on local market surveys taken by our human resources group. These surveys are not limited to our select peer group, but include a broad range of non-Korea based companies with significant operations in Korea. Attributed costs of the personal benefits for the named executive officers are as set forth in the Summary Compensation Table below.

Mr. Park, Ms. Sakai and Mr. McFarland were expatriates during all of 2011 and received expatriate benefits commensurate with market practice in Korea. These benefits, which were determined on an individual basis, included housing allowances, relocation allowances, insurance premiums, reimbursement for the use of a car, home leave flights, living expenses, tax equalization payments and tax advisory services, each as we deemed appropriate.

In addition, pursuant to the Employee Retirement Benefit Security Act, certain executive officers resident in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. For purposes of this section, we call this benefit "statutory severance." The base statutory severance is approximately one month of base salary per year of service. Mr. Hwang, Ms. Sakai and Mr. McFarland accrue statutory severance.

## Summary Compensation Table

The following table sets forth certain information concerning the compensation earned during the years ended December 31, 2009, 2010 and 2011, of our named executive officers:

| Name and Principal Position | Year | Salary ($)(1) | Bonus ($) | Stock Awards ($)(2) | Option Awards ($)(2) | Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($)(3) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Sang Park | 2011 | 553,444 | 211,124 | — | — | — | 507,782(4) | 1,272,350 |
| Chairman and Chief | 2010 | 482,164 | 543,926 | — | — | — | 325,576(5) | 1,351,666 |
| Executive Officer . . | 2009 | 979,611(6) | 11,262 | 1,769,600 | 488,070 | — | 314,785(7) | 3,563,328 |
| Tae Young Hwang | | | | | | | | |
| Chief Operating | 2011 | 315,471 | 101,482 | — | — | 35,964 | 34,062(8) | 486,979 |
| Officer and | 2010 | 275,129 | 249,706 | — | — | 105,346 | 26,422(9) | 656,604 |
| President . . . . . . . . . | 2009 | 189,748 | 106,544 | 663,600 | 305,044 | 119,541 | 10,884(10) | 1,395,361 |
| Brent Rowe | | | | | | | | |
| Executive Vice | 2011 | 309,086 | 93,248 | — | — | — | 11,590(11) | 413,924 |
| President, | 2010 | 261,499 | 223,200 | — | — | — | 12,914(12) | 497,614 |
| Worldwide Sales . . . | 2009 | 398,554(13) | 70,500 | 442,400 | 183,026 | — | 12,231(14) | 1,106,711 |
| Margaret Sakai | | | | | | | | |
| Executive Vice | 2011 | 316,327 | 90,190 | — | — | 46,384 | 345,301(15) | 798,202 |
| President and Chief | 2010 | 272,072 | 157,052 | — | — | 28,152 | 250,039(16) | 707,314 |
| Financial Officer . . . | 2009 | 238,347 | 46,549 | 265,440 | 73,211 | 12,143 | 163,668(17) | 799,358 |
| John McFarland | | | | | | | | |
| Executive Vice | | | | | | | | |
| President, General | 2011 | 245,310 | 51,158 | — | — | 39,434 | 96,019(18) | 431,920 |
| Counsel and | 2010 | 201,774 | 116,847 | — | — | 27,344 | 72,531(19) | 418,495 |
| Secretary . . . . . . . . . | 2009 | 172,229 | 44,764 | 265,440 | 48,807 | 14,369 | 99,615(20) | 645,224 |

Note: Amounts set forth in the above table that were originally paid in Korean won from January 1 to October 25, 2009 have been converted into U.S. dollars using average exchange rates during the respective periods. After October 25, 2009, a monthly average exchange rate was used.

(1) Includes one-time payment of 10% of base salary paid from April to June 2009 to all employees that voluntarily accepted pay reductions earlier in the year, including $22,204, $4,897, $6,000 and $6,415 paid to Mr. Park, Mr. Hwang, Mr. Rowe and Ms. Sakai, respectively.

(2) Represents the grant date fair value with respect to the fiscal year determined in accordance with FASB ASC 718. See "Note 4 Summary of Significant Accounting Policies—Stock/Unit-Based Compensation," and "Note 19 Equity Incentive Plans," to the MagnaChip Semiconductor Corporation audited consolidated financial statements for the years ended 2011 and 2010, the two months ended December 31, 2009, and the ten months ended October 25, 2009.

(3) Consists of statutory severance accrued during the years ended December 31, 2011 and December 31, 2010, the two months ended December 31, 2009, and the ten months ended October 25, 2009, as applicable. See the section subtitled "Compensation Discussion and Analysis" for a description of the statutory severance benefit.

(4) Includes the following personal benefits paid to Mr. Park: (a) $282,724, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $34,147 for insurance premiums; (c) $61,055 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses, personal tax advisory expenses, and other personal benefits); (d) $107,650 of reimbursement for the difference between the actual tax Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2010; and (e) $22,207 for reimbursement of Korean tax.

(5) Includes the following personal benefits paid to Mr. Park: (a) $142,390, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $29,716 for insurance premiums; (c) $44,485 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses, personal tax advisory expenses, and other personal benefits); (d) $83,042 of reimbursement for the difference between the actual tax Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2009; and (e) $25,944 for reimbursement of Korean tax.

(6) Includes a fixed one-time bonus payment of $602,631 made in December 2009 pursuant to Mr. Park's Amended and Restated Service Agreement. Mr. Park elected to forego $298,000 of the bonus payable pursuant to his service agreement in order for such amounts to be available for bonuses to other executives.

(7) Includes the following personal benefits paid to Mr. Park: (a) $125,073, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Mr. Park's housing lease; (b) $28,386 for insurance premiums; (c) $48,319 for other personal benefits (including reimbursement of the use of a car, home leave flights, living expenses and personal tax advisory expenses); (d) $89,252 of reimbursement for the difference between the actual tax Mr. Park already paid and the hypothetical tax he had to pay for the fiscal year 2008; and (e) $23,755 for reimbursement of Korean tax.

(8) Includes the following personal benefits paid to Mr. Hwang: (a) $14,095 for reimbursement of the use of a car; (b) $5,023 for other personal benefits; and (c) $14,944 for insurance premiums.

(9) Includes the following personal benefits paid to Mr. Hwang: (a) $12,875 for reimbursement of the use of a car; (b) $2,103 for other personal benefits; and (c) $11,444 for insurance premiums.

(10) Includes the following personal benefits paid to Mr. Hwang: (a) $7,832 for reimbursement of the use of a car; and (b) $3,052 for insurance premiums.

(11) Includes the following personal benefits paid to Mr. Rowe: $11,590 for insurance premiums.

(12) Includes the following personal benefits paid to Mr. Rowe: $12,914 for insurance premiums.

(13) Includes a $176,000 fixed non-discretionary payment under Mr. Rowe's offer letter (as supplemented), pursuant to which in 2007 Mr. Rowe elected to receive a $528,000 advance on his first three years of potential annual bonus payments at a rate of 80% of base pay. Effective as of April 2009, the right to receive the bonus became fixed and was no longer discretionary.

(14) Includes the following personal benefits paid to Mr. Rowe: (a) $1,597 for reimbursement of the use of a car; and (b) $10,634 for insurance premiums.

(15) Includes the following personal benefits paid to Ms. Sakai: (a) $116,842, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Ms. Sakai's housing lease; (b) $51,534 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $30,895 for Ms. Sakai's home leave flights; (d) $35,870 for insurance premiums; (e) $21,691 for other personal benefits (including reimbursement of the use of a car, living expenses, personal tax advisory expenses, and other personal benefits); (f) $67,728 of reimbursement for the difference between the actual tax Ms. Sakai already paid and the hypothetical tax she had to pay for the fiscal year 2010; and (g) $20,741 for reimbursement of Korean tax.

(16) Includes the following personal benefits paid to Ms. Sakai: (a) $93,364, which is the annual aggregate monthly pro rata amount of prepaid housing expenses for Ms. Sakai's housing lease; (b) $53,945 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $26,019 for Ms. Sakai's home leave flights; (d) $30,016 for insurance premiums; (e) $16,478 for other personal benefits (including reimbursement of the use of a car, living expenses, personal tax advisory expenses, and other personal benefits); (f) $18,305 of reimbursement for the difference between the actual tax Ms. Sakai already paid and the hypothetical tax she had to pay for the fiscal year 2009; and (g) $11,911 for reimbursement of Korean tax.

(17) Includes the following personal benefits paid to Ms. Sakai: (a) $25,590, which is the total monthly rental payments for four months rent for Ms. Sakai's housing, and $32,650, which is the imputed benefit to Ms. Sakai from a refundable deposit held by the lessor of Ms. Sakai's housing during the lease term; (b) $33,735 for reimbursement of tuition expenses for Ms. Sakai's children; (c) $21,352 for Ms. Sakai's home leave flights; (d) $28,238 for insurance premiums; (e) $8,568 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses, and communication expenses); and (f) $13,535 for reimbursement of Korean tax.

(18) Includes the following personal benefits paid to Mr. McFarland: (a) $29,945 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $23,212 of reimbursement for the difference between the actual tax Mr. McFarland already paid and the hypothetical tax he had to pay for the fiscal year 2010; (c) $26,014 for insurance premiums; (d) $8,726 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses and other personal benefits); and (e) $8,122 for reimbursement of Korean tax.

(19) Includes the following personal benefits paid to Mr. McFarland: (a) $25,920 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $7,418 of reimbursement for the difference between the actual tax Mr. McFarland already paid and the hypothetical tax he had to pay for the fiscal year 2009; (c) $21,830 for insurance premiums; (d) $8,204 for other personal benefits (including reimbursement of the use of a car, personal tax advisory expenses and other personal benefits); and (e) $9,159 for reimbursement of Korean tax.

(20) Includes the following personal benefits paid to Mr. McFarland: (a) $23,351 for reimbursement of tuition expenses for Mr. McFarland's child; (b) $19,978 of reimbursement for the difference between the actual tax Mr. McFarland already paid and the hypothetical tax he had to pay for the fiscal year 2008; (c) $20,227 for insurance premiums; (d) $1,089 for other personal benefits (including reimbursement of the use of a car and personal tax advisory expenses); and (e) $34,970 for reimbursement of Korean tax.

### Grants of Plan-Based Awards

No stock or option awards nor any other plan-based awards were granted to our named executive officers during the year ended December 31, 2011.

**Outstanding Equity Awards at Fiscal Year End 2011**

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable(1) | Option Exercise Price ($)(2) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
| Sang Park | 187,600 | 92,400 | 5.88 | 12/8/2019 | — | — |
| Tae Young Hwang | 117,250 | 57,750 | 5.88 | 12/8/2019 | — | — |
| Brent Rowe | 70,350 | 34,650 | 5.88 | 12/8/2019 | — | — |
| Margaret Sakai | 28,140 | 13,860 | 5.88 | 12/8/2019 | — | — |
| John McFarland | 18,760 | 9,240 | 5.88 | 12/8/2019 | — | — |

(1) An installment of 34% of the shares of common stock subject to the options vested and became exercisable on December 8, 2010, an additional 9% of the options vest on the completion of the next period of three

months, an additional 8% of the options vest upon the completion of each of the next three periods of three months, an additional 9% of the options vest upon the completion of the next period of three months, and an additional 8% of the options vest upon the completion of each of the next three periods of three months.

(2) The option exercise price at the time of grant was $1.16 per common unit, or $9.28 after giving effect to the corporate conversion. On April 19, 2010, we made a distribution to our unitholders of $0.4254 per common unit, which resulted in the option exercise price being reduced to $0.7346 per common unit, or $5.88 after giving effect to the corporate conversion.

**Option Exercises and Stock Vested at Fiscal Year End 2011**

| Name | Number of Shares Acquired on Vesting (#)(1) | Value Realized on Vesting ($)(2) |
|---|---|---|
| Sang Park | 92,400 | 712,404 |
| Tae Young Hwang | 34,650 | 267,152 |
| Brent Rowe | 23,100 | 178,101 |
| Margaret Sakai | 13,860 | 106,861 |
| John McFarland | 13,860 | 106,861 |

(1) The restrictions on the restricted stock awards granted in December 2009 lapsed on December 8, 2011 as to the remaining 33% of the total number of restricted shares of common stock originally awarded.

(2) The reported value represents the product of multiplying the number of vested shares by $7.71, the value of our shares as of the date of vesting determined on an as converted basis.

### *MagnaChip Semiconductor LLC 2009 Common Unit Plan*

Following our emergence from our reorganization proceedings, in December 2009, our board of directors adopted, and our equityholders approved, the MagnaChip Semiconductor LLC 2009 Common Unit Plan, which we refer to as the 2009 Plan. The 2009 Plan provided for the grant of nonstatutory options, restricted unit bonus and purchase right awards, and deferred unit awards to employees and consultants of our company and our subsidiaries and to members of our board of directors. However, only options and restricted unit bonus awards were granted under the 2009 Plan. Subject to adjustment in the event of certain changes in capital structure, the maximum aggregate number of MagnaChip Semiconductor LLC common units available for grant under the 2009 Plan was 30,000,000. Units subject to awards that expired, were forfeited or otherwise terminated would have been available again for grant under the 2009 Plan.

In connection with our corporate conversion, MagnaChip Semiconductor Corporation assumed the rights and obligations of MagnaChip Semiconductor LLC under the 2009 Plan and converted MagnaChip Semiconductor LLC common unit options and restricted common units outstanding under the 2009 Plan into options to acquire a number of shares of our common stock and shares of restricted common stock at a ratio of eight-for-one on substantially equivalent terms and conditions. Based upon MagnaChip Semiconductor LLC's common units outstanding as of December 31, 2010, and after giving effect to the corporate conversion, there would have been outstanding under the 2009 Plan options to purchase 1,957,760 shares of common stock, at a weighted average exercise price of $6.33 per share. The 2009 Plan terminated immediately following our corporate conversion, and no additional options or other equity awards may be granted under the 2009 Plan. However, options granted under the 2009 Plan prior to its termination will remain outstanding until they are either exercised or expire.


Form 10-K

The 2009 Plan is administered by the Committee. Subject to the provisions of the 2009 Plan, the Committee determined in its discretion the persons to whom and the times at which awards were granted, the sizes of such awards, and all of their terms and conditions. All awards were evidenced by a written agreement between us and the holder of the award. The Committee has the authority to construe and interpret the terms of the 2009 Plan and awards granted under it.

In the event of a change in control of our company, the vesting of all outstanding awards held by participants whose employment has not previously terminated will accelerate in full. In addition, the Committee has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by a successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units or the excess, if any, of the fair market value of the units subject to an option over the exercise price per unit of such option.

***2011 Equity Incentive Plan***

Our 2011 Equity Incentive Plan, or the 2011 Plan, was approved by our board of directors and our stockholders in March 2010. We amended and restated the 2011 Plan in February 2011, and our stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 upon our corporate conversion. 890,300 shares of our common stock, or the total number of shares of common stock (as adjusted by the conversion ratio in the corporate conversion) remaining available for grant upon its termination immediately following the corporate conversion, were authorized and reserved.

As of December 31, 2011, there were outstanding under the 2011 Plan options to purchase 2,008,960 shares of common stock, at a weighted average exercise price of $6.79 per share. As of December 31, 2011, 752,564 shares of our common stock remained available for issuance under the 2011 Plan. This reserve automatically increased on January 1, 2012 and will automatically increase each subsequent anniversary through 2021, by an amount equal to the smaller of 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our board of directors. The number of shares authorized for issuance under the 2011 Plan will also be increased from time to time by up to that number of shares of common stock remaining subject to options and restricted stock awards outstanding under the 2009 Plan at the time of its termination immediately following the corporate conversion that expire or terminate or are forfeited for any reason after the effective date of the 2011 Plan, subject to a cap of 1,412,352 shares. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2011 Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under the 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2011 Plan.

Awards may be granted under the 2011 Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

The 2011 Plan is administered by the Committee. Subject to the provisions of the 2011 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards, and all of their terms and conditions. All awards are evidenced by a written agreement between us and the holder of the award. The Committee has the authority to construe and interpret the terms of the 2011 Plan and awards granted under it.

In the event of a change in control as described in the 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of our board of directors who are not employees will automatically be accelerated in full. The 2011 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

***2011 Employee Stock Purchase Plan***

Our 2011 Employee Stock Purchase Plan, or the Purchase Plan, was approved by our board of directors in March 2010. Our board of directors amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of the MagnaChip Corporation IPO. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of the MagnaChip Corporation IPO. 789,890 shares were initially authorized and reserved for sale under the Purchase Plan.

As of December 31, 2011, 789,304 shares of our common stock remained reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021 equal to the lesser of (i) 1% of our then issued and outstanding shares of common stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

Our employees and employees of any parent or subsidiary corporation designated by the Committee are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The Purchase Plan is implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. The Committee is authorized to establish additional or alternative concurrent, sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our common stock at the end of each offering period at a price generally equal to 95% of the fair market value of our common stock on the purchase date. Prior to commencement of an offering period, the Committee is authorized to change the purchase price discount for that offering period, but the purchase price may not be less than 85% of the lower of the fair market value of our common stock at the beginning of the offering period or on the purchase date.

No participant may purchase under the Purchase Plan in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our common stock on the first day of the applicable offering period. Prior to the beginning of any offering period, the Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the Committee will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control as specified by the Committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

### Agreements with Executives and Potential Payments Upon Termination or Change in Control

We are obligated to make certain payments to our named executive officers upon termination or a change in control as further described below.

***Sang Park.*** We are party to an Amended and Restated Services Agreement, dated as of May 8, 2008, with Mr. Park pursuant to which he serves as our Chairman and Chief Executive Officer. Under the agreement, Mr. Park was to receive an initial base salary of $450,000 and a one-time performance bonus payment of $900,000. Mr. Park is also entitled to an annual incentive award of 100% of his annual salary based upon the achievement of performance goals, provided that the actual bonus paid may be higher or lower dependent on over- or under-achievement of his performance goals, as determined by the Committee. Mr. Park is entitled to customary employee benefits and certain expatriate, repatriation and international service benefits, including relocation benefits, tax equalization benefits, the cost of housing accommodations and expenses, transportation benefits and repatriation benefits. Pursuant to the agreement Mr. Park was granted options to purchase restricted common units but they were subsequently terminated in connection with our reorganization proceedings. The restated service agreement also contains customary non-competition and non-solicitation covenants lasting two and three years, respectively, from the date of termination of employment and confidentiality covenants of unlimited duration.

If Mr. Park's employment is terminated without Cause or if he resigns for good reason, Mr. Park is entitled to receive (i) payment of all salary and benefits accrued up to the date of termination, (ii) payment of his then-current base salary for twelve months, (iii) the annual incentive award to which Mr. Park would have been entitled for the year in which his employment terminates, (iv) twelve months' accelerated vesting on outstanding equity awards and a twelve-month post-termination equity award exercise period, and (v) continued participation for Mr. Park and his eligible dependents in our benefit plans for twelve months, including certain international service benefits.

If such termination occurs within nine months of a change in control, Mr. Park is entitled to receive (i) payment of all salary and benefits accrued and unpaid up to the date of termination, (ii) payment of his then-current base salary for twenty-four months, (iii) the annual incentive award to which Mr. Park would have been entitled for the year in which his employment terminates, (iv) two years' accelerated vesting on outstanding equity awards, other than awards granted pursuant to the 2009 Plan, which accelerate in full, (v) a twelve-month post-termination equity award exercise period, and (vi) continued participation for Mr. Park and his eligible dependents in our benefit plans for two years, including certain international service benefits.

The severance described above payable to Mr. Park upon his termination without Cause or in connection with a change in control shall be reduced to the extent that we pay any statutory severance payments to Mr. Park pursuant to the Korean Commercial Code or any other statute. As used in the agreement, the term "Cause" means the termination of Mr. Park's employment because of (i) a failure by Mr. Park to substantially perform his customary duties (other than such failure resulting from incapacity due to physical or mental illness); (ii) Mr. Park's gross negligence, intentional misconduct or material fraud in the performance of Mr. Park's employment; (iii) Mr. Park's conviction of, or plea of nolo contendre to, a felony or to a crime involving fraud or dishonesty; (iv) a judicial determination that Mr. Park committed fraud or dishonesty against any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity; or (v) Mr. Park's material violation of the agreement or of one or more of the material policies applicable to his employment. Resignation for "good reason" means a resignation upon any of the following events that remains uncured for 30 days after Mr. Park delivers a demand to us: (i) a salary reduction other than a reduction of less than 10% applied to our other officers, (ii) material reduction in benefits, (iii) failure to provide housing, (iv) nature or status of Mr. Park's authorities, duties or responsibilities are materially and adversely altered, (v) removal from our board of directors without cause, or (vi) Mr. Park is not reappointed as Chief Executive Officer following our initial public offering.

In the event we terminate Mr. Park's employment due to Disability, Mr. Park shall be entitled to (i) payment of his Salary and accrued vacation up to and including the date of termination, (ii) payment of any unpaid expense reimbursements, (iii) the prorated amount of any cash incentive to which Mr. Park would have been entitled, and (iv) other benefits due to Mr. Park through his termination date. As used in the agreement, the term "Disability" means that the we determine that due to physical or mental illness or incapacity, whether total or partial, Mr. Park is substantially unable to perform his duties for a period of 180 consecutive days or shorter periods aggregating 180 days during any period of 365 consecutive days.

In the event of Mr. Park's death while employed by us, Mr. Park's estate or named beneficiary shall be entitled to (i) payment of Mr. Park's salary and accrued vacation up to and including the date of termination, (ii) payment of any unpaid expense reimbursements, (iii) the prorated amount of any cash incentive to which Mr. Park would have been entitled, and (iv) other benefits due to Mr. Park through his termination date.

***Tae Young Hwang.*** We entered into an Entrustment Agreement with Mr. Hwang, effective as of October 1, 2004, under which he serves as our Chief Operating Officer and President, with an initial base salary of 220 million Korean won per year and with a target annual incentive bonus to be determined by management based on performance. Mr. Hwang is entitled to customary employee benefits and expatriate benefits. The agreement also contains customary non-competition covenants lasting one year from the date of termination of employment and confidentiality covenants of unlimited duration. If Mr. Hwang's employment is terminated for any reason, he is entitled to statutory severance payments pursuant to the Korean Commercial Code.

***Brent Rowe.*** We entered into an Offer Letter with Mr. Rowe, dated as of March 7, 2006, pursuant to which Mr. Rowe serves as our Executive Vice President, Worldwide Sales, with an initial base salary of $220,000 per year, a sign on bonus of $50,000 and with a target annual incentive bonus opportunity of 80% of his base salary. Mr. Rowe is entitled to customary employee benefits. Pursuant to the Offer Letter, Mr. Rowe received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings. If Mr. Rowe's employment is terminated without cause, he is entitled to a severance payment equal to six months' salary.

***Margaret Sakai.*** We entered into an Offer Letter with Ms. Sakai, dated as of September 5, 2006, pursuant to which Ms. Sakai served as our Senior Vice President, Finance, with an initial base salary of $250,000 per year and with a target annual incentive bonus opportunity of 50% of her base salary. Ms. Sakai's title was changed to Senior Vice President and Chief Financial Officer in 2009 and Executive Vice President and Chief Financial Officer in 2011. Ms. Sakai is entitled to customary employee benefits and expatriate benefits. Pursuant to her Offer Letter, Ms. Sakai received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings.

If Ms. Sakai's employment is terminated by us without cause, Ms. Sakai is entitled to receive payment of all salary and benefits accrued and unpaid up to the date of termination, continued payment of her salary for six months at the rate in effect on the date of termination, payment of a prorated portion of the annual incentive bonus for the year in which termination occurs and paid benefits for Ms. Sakai and her dependents for six months. The severance payable to Ms. Sakai under her Offer Letter will be reduced to the extent we make any statutory severance payments to Ms. Sakai pursuant to the Korean Commercial Code or any other statute.

***John McFarland.*** We are party to a Service Agreement, dated as of April 1, 2006, with Mr. McFarland pursuant to which he serves as our Executive Vice President, General Counsel and Secretary. Under the agreement, Mr. McFarland was eligible to receive an initial base salary of 175 million Korean won per year, with a target annual incentive bonus opportunity of 50% of his base salary. Mr. McFarland is entitled to customary employee benefits and certain expatriate, repatriation and international service benefits. Mr. McFarland received an initial grant of options to purchase our common units, but the grant was subsequently terminated in connection with our reorganization proceedings. The agreement also contains customary non-competition and non-solicitation covenants lasting one and two years, respectively, from the date of termination of employment and confidentiality covenants of unlimited duration.

Pursuant to the agreement, if Mr. McFarland's employment is terminated for any reason other than Disability, death or Cause, he shall be entitled to (i) payment of all salary and benefits accrued up to the date of termination, (ii) a severance payment, consisting of the continuation of his then current salary for a period of six months, (iii) six months of paid benefits for Mr. McFarland and his eligible dependents and (iv) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled. The severance payable to Mr. McFarland under his agreement will be reduced to the extent we make any statutory severance payments to Mr. McFarland pursuant to the Korean Commercial Code or any other statute.

In the event we terminate Mr. McFarland's employment due to Disability, Mr. McFarland shall be entitled to (i) payment of his then current salary up to and including the date of termination, (ii) the dollar value of all accrued and unused vacation benefits based upon Mr. McFarland's most recent level of salary, (iii) any cash incentive amount actually earned but not previously paid to Mr. McFarland, (iv) payment of any unpaid expense reimbursements, and (v) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled. As used in the agreement, the term "Disability" means that we reasonably determine that due to physical or mental illness or incapacity, whether total or partial, Mr. McFarland is substantially unable to perform his duties for a period of 180 consecutive days or shorter periods aggregating 180 days during any period of 365 consecutive days.

In the event of Mr. McFarland's death while employed by us, Mr. McFarland's estate or named beneficiary shall be entitled to (i) payment of Mr. McFarland's then current salary up to and including the date of termination, (ii) the dollar value of all accrued and unused vacation benefits based upon Mr. McFarland's then current salary, (iii) any cash incentive amount actually earned but not previously paid to Mr. McFarland, (iv) payment of any unpaid expense reimbursements, and (v) the prorated amount of any cash incentive to which Mr. McFarland would have been entitled.

If Mr. McFarland's employment is terminated for Cause, he will be entitled to receive payment of all salary and benefits and unreimbursed expenses accrued up to the date of termination and will not be entitled to any other compensation. As used in the agreement, the term "Cause" has substantially the same definition as that in Mr. Park's agreement.

***Potential Payments upon Termination or Change in Control.***

***Termination.*** Our named executive officers are eligible to receive certain payments and benefits in connection with certain service termination events pursuant to the terms of our employment agreements with them, as further described under the section entitled "Agreements with Executives and Potential Payments Upon Termination or Change in Control." The terms "cause" and "resignation for good reason" used below have the meanings given to them in the applicable agreements with us.

***Change in Control.*** Mr. Park is entitled to receive certain payments and benefits in connection with a change in control of our company pursuant to our employment agreement with him, as further described under the section entitled "Agreements with Executives and Potential Payments Upon Termination or Change in Control." In addition, in the event of a change in control of our company, the vesting of all outstanding awards issued under the 2009 Plan held by participants whose employment has not previously terminated will accelerate in full. In addition, the Committee has the authority to require that outstanding awards be assumed or replaced with substantially equivalent awards by the successor corporation or to cancel the outstanding awards in exchange for a payment in cash or other property equal to the fair market value of restricted units or the excess, if any, of the fair market value of the units subject to an option over the exercise price per unit of such option. For purposes of the foregoing, a "change in control" is generally defined as the acquisition by a person or entity of more than 51% of the combined voting power of our then outstanding voting securities or a sale or transfer of all or substantially all of our consolidated assets to a person or entity that is not our affiliate.

The following table presents our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of the following events, assuming that each such event occurred on December 31, 2011. The disclosure in the following table does not include:

- any accrued benefits that were earned and payable as of December 31, 2011, including any short-term cash incentive amounts earned by, or any discretionary bonus amounts payable to, the executive officer for 2011 performance; or
- payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers.

| Name | Event | Cash Severance Payment ($)(1) | Continuation of Benefits ($)(2) | Value of Equity Award Acceleration ($)(3) | Total ($) |
|---|---|---|---|---|---|
| Sang Park | (a)(4) | 587,000 | 507,782(5) | 147,840 | 1,242,622 |
| | (b)(4) | 1,174,000 | 1,015,565(6) | 147,840 | 2,337,405 |
| | (c) | — | — | 147,840 | 147,840 |
| Tae Young Hwang | (c) | 836,666(7) | — | 92,400 | 929,066 |
| Brent Rowe | (a) | 155,900 | — | — | 155,900 |
| | (c) | — | — | 55,440 | 55,440 |
| Margaret Sakai | (a) | 165,375(8) | 172,650(9) | — | 338,025 |
| | (c) | — | — | 22,176 | 22,176 |
| John McFarland | (a) | 147,354(10) | 48,009(11) | — | 195,363 |
| | (c) | — | — | 14,784 | 14,784 |

(a) Termination without cause in absence of change in control.

(b) Termination without cause within nine months following a change in control.

(c) Change in control.

(1) Represents cash severance payments payable to our named executive officers pursuant to (i) our employment agreements with them or, if greater, (iii) cash severance payments payable pursuant to the Employee Retirement Benefit Security Act of Korea. Other than Mr. Rowe, who is entitled to a lump sum cash severance payment, cash severance payments are paid monthly in accordance with our regular payroll procedures. Pursuant to the Employee Retirement Benefit Security Act, Mr. Hwang, Ms. Sakai and Mr. McFarland are entitled to certain statutory severance benefits from us upon the termination of their employment with us for any reason. See "Item 11. Executive Compensation—Compensation Discussion and Analysis—Perquisites and Other Benefits" for additional information.

(2) Calculated assuming the continuation of benefits for the applicable period at the same dollar value of 2011 benefits.

(3) Reflects the aggregate value of the accelerated vesting of the named executive officer's unvested options. With respect to options issued under our 2009 Plan outstanding as of December 31, 2011, the amounts were calculated by multiplying (i) the number of outstanding options to purchase common stock subject to award vesting on December 31, 2011 by (ii) the difference of the fair market value of our common stock as of December 30, 2011, and the option exercise price for such options of $5.88 per share.

(4) Reflected benefits are also payable in connection with Mr. Park's resignation for good reason. See "Item 11. Executive Compensation—Agreements with Executives and Potential Payments Upon Termination or Change in Control—Sang Park."

(5) Represents the aggregate value of the continuation of health insurance benefits for Mr. Park and his eligible dependents for twelve months following the date of termination. Mr. Park is also entitled to tax equalization benefits, tax preparation services, the reimbursement of costs associated with one home leave flight and, for a period of twelve months post-termination, international health insurance benefits, paid housing and the use of a car and a driver.

(6) Represents the aggregate value of the continuation of health insurance benefits for Mr. Park and his eligible dependents for twenty-four months following the date of termination. Mr. Park is also entitled to tax equalization benefits, tax preparation services, the reimbursement of costs associated with two home leave flights and, for a period of twenty-four months post-termination, international health insurance benefits, paid housing and the use of a car and a driver.

(7) Mr. Hwang is entitled to statutory severance benefits in the amount of $836,666. Although the minimum legal severance accrual is one month of base salary per year of service, Mr. Hwang was eligible for accrual of a multiple of two to three months of base salary per year of service during approximately the first ten of his fifteen years of service, or $447,654 in aggregate.

(8) Ms. Sakai is entitled to statutory severance benefits in the amount of $142,254. The amount owed to Ms. Sakai under her employment agreement, $165,375, will be reduced by the amount she is statutorily entitled to receive.

(9) Represents the aggregate value of the continuation of health insurance benefits for Ms. Sakai and her eligible dependents for six months following the date of termination. Ms. Sakai is also entitled to tax equalization benefits, tax preparation services, reimbursement of costs associated with one home leave flight and, for a period of six months post-termination, paid housing, the use of a car and a driver and child tuition benefits.

(10) Mr. McFarland is entitled to statutory severance benefits in the amount of $147,354. The amount owed to Mr. McFarland under his service agreement, $123,666, will be reduced by the amount he is statutorily entitled to receive

(11) Represents the aggregate value of continuation of health insurance benefits for Mr. McFarland and his eligible dependents for six months following the date of termination. Mr. McFarland is also entitled to tax equalization, tax preparation services and, for a period of six months post-termination, child tuition benefits.

**Pension Benefits for the Fiscal Year Ended December 31, 2011**

Pursuant to the Employee Retirement Benefit Security Act, certain executive officers resident in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. The base statutory severance accrues at the rate of approximately one month of base salary per year of service and is calculated on a monthly basis based upon the officer's salary for the prior three-month period. Accordingly, if the named executive officers in the following table had retired on the last day of our fiscal year ended December 31, 2011, they would have been entitled to the statutory severance payments described below. Assuming no change in the applicable law, each of these executives will continue to accrue additional statutory severance benefits at the rate described above until his or her service with us terminates.

| Name | Plan Name | Number of Years of Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During the Last Fiscal Year |
|---|---|---|---|---|
| Tae Young Hwang | Statutory Severance with Multiplier for Partial Period | 16(1) | 836,666 | — |
| Margaret Sakai | Statutory Severance | 5 | 142,254 | — |
| John McFarland | Statutory Severance | 7 | 147,354 | — |

(1) Mr. Hwang accrued severance for his fifteen years of service at MagnaChip and its predecessor corporation. Although the minimum legal severance accrual is one month of base salary per year of service, Mr. Hwang

was eligible for accrual of a multiple of two to three months of base salary per year of service during approximately the first ten of his fifteen years of service, or $447,654 in aggregate.

### Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

### Director Compensation for the Fiscal Year Ended December 31, 2011

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | Option Awards ($)(1) | Total ($) |
|---|---|---|---|---|
| Michael Elkins(2) | — | — | — | — |
| Randal Klein(2) | — | — | — | — |
| Ilbok Lee | 18,493(3) | — | 67,000(4) | 85,493 |
| Brian Mulhern(2) | — | — | — | — |
| R. Douglas Norby | 55,000(5) | — | — | 55,000 |
| Nader Tavakoli | 50,000(6) | — | — | 50,000 |
| Gidu Shroff(7) | 100,000(8) | — | — | 100,000 |
| Steven Tan(9) | — | — | — | — |

(1) Represents grant date fair value determined in accordance with FASB ASC 718. See "Note 4 Summary of Significant Accounting Policies Stock/Unit-Based Compensation," and "Note 19 Equity Incentive Plans," to the MagnaChip Semiconductor Corporation audited consolidated financial statements for the year ended December 31, 2011. As of December 31, 2011, Mr. Norby and Mr. Tavakoli each held options to purchase 25,000 shares of our common stock, of which 14,750 shares subject to these options have vested. None of the remaining non-employee directors held any outstanding stock or option awards.

(2) This director did not receive any compensation in 2011.

(3) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010, prorated for 2011 from Mr. Lee's August 19, 2011, appointment date.

(4) Consists of an option grant to an independent non-employee director to purchase 25,000 shares of common stock issued in August 2011 under the 2011 Plan at an exercise price of $9.51 per share pursuant to our director compensation policy adopted in March 2010.

(5) Consists of an annual retainer of $50,000 paid to independent non-employee directors plus an additional $5,000 paid for serving as the chairman of our audit committee pursuant to our director compensation policy adopted in March 2010.

(6) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010.

(7) Mr. Shroff resigned as director on August 16, 2011. The unvested portion of the option granted to Mr. Shroff on March 11, 2010, was accelerated such that the option became fully vested as of August 16, 2011.

(8) Consists of an annual retainer of $50,000 paid to independent non-employee directors pursuant to our director compensation policy adopted in March 2010, and a $50,000 separation payment.

(9) Mr. Tan resigned as director on August 10, 2011. Mr. Tan did not receive any compensation in 2011.

### Further Information Regarding Director Compensation Table

Under our director compensation policy, each of our independent directors is entitled to receive an annual fee of $50,000. In addition, the chairman of our audit committee is entitled to an additional fee of $5,000. We expect to issue each independent director an option to purchase 25,000 shares of common stock upon election to the board of directors, and additional shares from time to time at the discretion of the board of directors, all of which shall generally vest on the same terms as option grants to our other grantees. Pursuant to this policy, in August 2011, we issued options to purchase 25,000 shares of common stock to Ilbok Lee pursuant to the 2011 Plan at an exercise price of $9.51 per share.

### Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of our company during the last fiscal year. During 2011, decisions regarding executive officer compensation were made by our Compensation Committee. Mr. Park participated in deliberations of our Compensation Committee regarding the determination of compensation of our executive officers other than himself. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving on our board of directors.

### Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth above under "Executive Compensation—Compensation Discussion and Analysis" with our management and, based on such review and discussion, has recommended to our board of directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

The foregoing report was submitted by the Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act.

Members of the Committee:

Michael Elkins
Ilbok Lee
Nader Tavakoli

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

### Equity Compensation Plan Table

The following table provides information as of December 31, 2011, regarding securities authorized for issuance under the Company's compensation plans. The Company's compensation plans include the 2009 Plan, the 2011 Plan, and the Purchase Plan. The numbers in the following table do not include options or shares that may be added to the issuable amounts under the 2011 Plan or the Purchase Plan, respectively, after December 31, 2011, in accordance with the terms of the respective plans.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options | (b) Weighted-average exercise price of outstanding options | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,008,960(1) | $6.79(1) | 1,541,868(2) |
| Equity compensation plans not approved by security holders | — | — | — |
| Total: | 2,008,960 | $6.79 | 1,541,868 |

(1) The number of securities to be issued upon the exercise of outstanding options and the weighted average exercise price do not include any purchase right under the Purchase Plan or the purchase price for the purchase of shares under the Purchase Plan.

(2) Includes 789,304 shares of common stock that remain available as of December 31, 2011, for future issuance under the Purchase Plan.

In December 2009, our board of directors adopted, and our equityholders approved, the MagnaChip Semiconductor LLC 2009 Common Unit Plan, which we refer to as the 2009 Plan. The 2009 Plan provided for the grant of nonstatutory options, restricted unit bonus and purchase right awards, and deferred unit awards to employees and consultants of our company and our subsidiaries and to members of our board of directors. However, only options and restricted unit bonus awards were granted under the 2009 Plan. The 2009 Plan terminated immediately following our corporate conversion, and no additional options or other equity awards may be granted under the 2009 Plan. However, options granted under the 2009 Plan prior to its termination will remain outstanding until they are either exercised or expire.

The 2011 Plan was approved by our board of directors and our stockholders in March 2010. We amended and restated the 2011 Plan in February 2011, and our stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 upon our corporate conversion. 890,300 shares of our common stock, or the total number of shares of common stock (as adjusted by the conversion ratio in the corporate conversion) remaining available for grant upon its termination immediately following the corporate conversion, were authorized and reserved.

As of December 31, 2011, there were outstanding under the 2011 Plan options to purchase 2,008,960 shares of common stock, at a weighted average exercise price of $6.79 per share. As of December 31, 2011, 752,564 shares of our common stock remained available for issuance under the 2011 Plan. This reserve automatically increased on January 1, 2012 and will automatically increase each subsequent anniversary through 2021, by an amount equal to the smaller of 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our board of directors. The number of shares authorized for issuance under the 2011 Plan will also be increased from time to time by up to that number of shares of common stock remaining subject to options and restricted stock awards outstanding under the 2009 Plan at the time of its termination immediately following the corporate conversion that expire or terminate or are forfeited for any reason after the effective date of the 2011 Plan, subject to a cap of 1,412,352 shares. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2011 Plan and in outstanding awards to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under the 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2011 Plan.

For more information on our 2011 Equity Incentive Plan, see "Item 11. Executive Compensation—Grants of Plan-Based Awards—2011 Equity Incentive Plan."

The Purchase Plan was approved by our board of directors in March 2010. Our board of directors amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of the MagnaChip Corporation IPO. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of the MagnaChip Corporation IPO. 789,890 shares were initially authorized and reserved for sale under the Purchase Plan.

As of December 31, 2011, 789,304 shares of our common stock remained reserved for sale under the Purchase Plan. In addition, the Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021 equal to the lesser of (i) 1% of our then issued and outstanding shares of common stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our board may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan.

For more information on our 2011 Employee Stock Purchase Plan, see "Item 11. Executive Compensation—Grants of Plan-Based Awards—2011 Employee Stock Purchase Plan."

**Security Ownership of Certain Beneficial Owners and Management**

The following table sets forth information regarding the beneficial ownership of our outstanding common stock for: (1) each person or entity known to us to beneficially own more than 5% of any class of our outstanding securities; (2) each member of our board of directors; (3) each of our named executive officers; and (4) all of the members of our board of directors and executive officers, as a group. The following tables list the number of shares and percentage of shares beneficially owned based on 37,907,575 shares of common stock outstanding as of December 31, 2011.

The amounts and percentages of equity interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table below is c/o MagnaChip Semiconductor Ltd., 1 Hyang jeong-dong, Hungduk-gu, Cheongju-si, 361-725, Korea.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership(1) | Percent of Class(1) |
|---|---|---|
| **Principal Stockholders** | | |
| Funds managed by Avenue Capital Management II, L.P.(2) | 20,789,539 | 54.0% |
| Funds and accounts managed by Southpaw Asset Management LP(3) | 2,341,320 | 6.2% |
| AllianceBernstein L.P.(4) | 2,078,763 | 5.5% |
| **Directors and Executive Officers** | | |
| Sang Park(5) | 467,600 | 1.2% |
| Tae Young Hwang(6) | 222,250 | * |
| Brent Rowe(7) | 140,350 | * |
| Margaret Sakai(8) | 70,140 | * |
| John McFarland(9) | 60,760 | * |
| Michael Elkins(10) | — | — |
| Randal Klein(10) | — | — |
| Brian Mulhern(10) | — | — |
| Nader Tavakoli(11) | 33,500 | * |
| R. Douglas Norby(12) | 14,750 | * |
| Ilbok Lee | — | — |
| Directors and Officers as a group (13 persons)(13) | 1,145,080 | 3.0% |

* Less than one percent

(1) Includes any outstanding common stock held and, to the extent applicable, shares issuable upon the exercise or conversion of any securities that are exercisable or convertible within 60 days of December 31, 2011.

(2) The following entities and person are collectively referred to in this table as the "Avenue Capital Group": (i) Avenue Investments, L.P. ("Avenue Investments"), (ii) Avenue International Master, L.P. ("Avenue International Master"), (iii) Avenue International, Ltd. ("Avenue International"), the sole limited partner of Avenue International Master, (iv) Avenue International Master GenPar, Ltd. ("Avenue International GenPar"), the general partner of Avenue International Master, (v) Avenue Partners, LLC ("Avenue Partners"), the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar, (vi) Avenue-CDP Global Opportunities Fund, L.P. ("Avenue-CDP"), (vii) Avenue Global Opportunities Fund GenPar, LLC ("Avenue Global GenPar"), the general partner of Avenue-CDP, (viii) Avenue Special Situations Fund IV, L.P. ("Avenue Fund IV"), (ix) Avenue Capital Partners IV, LLC ("Avenue Capital IV"), the general partner of Avenue Fund IV, (x) GL Partners IV, LLC ("GL IV"), the managing member of Avenue Capital IV, (xi) Avenue Special Situations Fund V, L.P. ("Avenue Fund V"), (xii) Avenue Capital Partners V, LLC ("Avenue Capital V"), the general partner of Avenue Fund V, (xiii) GL Partners V, LLC ("GL V"), the managing member of Avenue Capital V, (xiv) Avenue Capital Management II, L.P. ("Avenue Capital Management"), the investment manager to Avenue Investments, Avenue International Master, Avenue-CDP, Avenue Fund IV and Avenue Fund V (collectively, the "Avenue Funds"), (xv) Avenue Capital Management II GenPar, LLC ("Avenue Capital Management GenPar"), the general partner of Avenue Capital Management, and (xvi) Marc Lasry, the managing member of Avenue International GenPar, Avenue Partners, Avenue Global GenPar, GL IV, GL V and Avenue Capital Management GenPar.

The Avenue Capital Group beneficially owns 20,789,539 shares of common stock, which includes 555,961 shares of common stock the Avenue Capital Group may receive through the exercise of outstanding warrants.

The Avenue Funds have the sole power to vote and dispose of the common stock and warrants held by them. Avenue International, Avenue International GenPar, Avenue Partners, Avenue Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry have the shared power to vote and dispose of the common stock and warrants held by the Avenue Funds, all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. The address for all of the Avenue Funds is 399 Park Avenue, 6th Floor, New York, NY 10022.

Avenue Fund V beneficially owns 8,457,136 shares of common stock, or 22.2%, which represents 8,184,421 shares of common stock and 272,715 shares of common stock issuable upon the exercise of warrants held by Avenue Fund V. The securities owned by Avenue Fund V may also be deemed to be beneficially owned by Avenue Capital V, its general partner; GL V, the managing member of Avenue Capital V; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL V; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund V, please see above.

Avenue Fund IV beneficially owns 6,685,868 shares of common stock, or 17.6%, which represents 6,526,958 shares of common stock and 158,910 shares of common stock issuable upon the exercise of warrants held by Avenue Fund IV. The securities owned by Avenue Fund IV may also be deemed to be beneficially owned by Avenue Capital IV, its general partner; GL IV, the managing member of Avenue Capital IV; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and GL IV; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Fund IV, please see above.

Avenue International Master beneficially owns 3,372,721 shares of common stock, or 8.9%, which represents 3,302,273 shares of common stock and 70,448 shares of common stock issuable upon the exercise of warrants held by Avenue International Master. The securities owned by Avenue International Master may also be deemed to be beneficially owned by Avenue International, its sole limited partner;

Avenue International GenPar, its general partner; Avenue Partners, the sole shareholder of Avenue International GenPar; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar, Avenue Partners and Avenue International GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue International Master, please see above.

Avenue-CDP beneficially owns 1,149,367 shares of common stock, or 3.0%, which represents 1,119,052 shares of common stock and 30,315 shares of common stock issuable upon the exercise of warrants held by Avenue-CDP. The securities owned by Avenue-CDP may also be deemed to be beneficially owned by Avenue Global GenPar, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Global GenPar; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue-CDP, please see above.

Avenue Investments beneficially owns 1,124,447 shares of common stock, or 3.0%, which represents 1,100,874 shares of common stock and 23,573 shares of common stock issuable upon the exercise of warrants held by Avenue Investments. The securities owned by Avenue Investments may also be deemed to be beneficially owned by Avenue Partners, its general partner; Avenue Capital Management, its investment manager; Avenue Capital Management GenPar, the general partner of Avenue Capital Management; and Mr. Lasry, the managing member of Avenue Capital Management GenPar and Avenue Partners; all of whom disclaim any beneficial ownership except to the extent of their respective pecuniary interest. For further information regarding Avenue Investments, please see above.

(3) Represents 2,341,320 shares of common stock that may be deemed to be beneficially owned by Southpaw Asset Management LP ("Southpaw Management") as it serves as the discretionary investment manager for several funds and accounts. The common stock deemed beneficially owned by Southpaw Management may be deemed beneficially owned by Southpaw Holdings LLC ("Southpaw Holdings"), which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings and managers of Southpaw Management.

Southpaw Credit Opportunity Master Fund, L.P. ("Southpaw Master Fund") beneficially owns 2,272,649 shares of common stock; a separate managed account managed by Southpaw Management ("Managed Account 1") owns 12,041 shares of common stock; and another separate managed account managed by Southpaw Management ("Managed Account 2" and collectively with Managed Account 1, the "Managed Accounts") owns 56,630 shares of common stock. The securities owned by Southpaw Master Fund and the Managed Accounts may also be deemed beneficially owned by Southpaw Management, in its capacity as the investment manager of Southpaw Master Fund and the Managed Accounts. The shares deemed beneficially owned by Southpaw Management may also be deemed beneficially owned by Southpaw Holdings, which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings.

The business address of each of Southpaw Master Fund, Southpaw Management, Southpaw Holdings, and Messrs. Wyman and Golden is 2 Greenwich Office Park, 1st floor, Greenwich, CT 06831. For the avoidance of doubt, none of Southpaw Management, Southpaw Holdings, or Messrs. Wyman and Golden hold common stock for their personal accounts, and each reports beneficial ownership of common stock held by Southpaw Master Fund and the Managed Accounts due solely to the fact that such persons have the ability to vote and/or dispose of the common stock held by Southpaw Master Fund and the Managed Accounts.

(4) Represents 2,078,763 shares of common stock acquired solely for investment purposes on behalf of client discretionary investment advisory accounts. AllianceBernstein is deemed to have sole voting power with respect to 1,826,776 shares of common stock and sole dispositive power with respect to 1,994,572 shares of common stock. AllianceBernstein is deemed to have shared dispositive power as to 84,191 shares of common stock with its majority owner AXA Financial, Inc. and its indirect majority owner AXA SA. The address for AllianceBernstein is 1345 Avenue of the Americas, New York, NY 10105.

(5) Represents 280,000 shares of common stock and 187,600 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(6) Represents 105,000 shares of common stock and 117,250 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(7) Represents 70,000 shares of common stock and 70,350 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(8) Represents 42,000 shares of common stock and 28,140 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(9) Represents 42,000 shares of common stock and 18,760 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(10) The address for Messrs. Elkins, Klein and Mulhern is 399 Park Avenue, 6th Floor, New York, NY 10022.
(11) Represents 18,750 shares of common stock and 14,750 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(12) Represents 14,750 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.
(13) Represents 613,750 shares of common stock and 531,330 options to purchase shares of common stock that are vested and exercisable as of February 29, 2012.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

### Code of Business Conduct and Ethics

Under our Code of Business Conduct and Ethics, all conflicts of interest and related party transactions involving our directors or executive officers must be reviewed and approved in writing by our full board of directors. In the approval process, the approving authority will review all aspects of the conflict of interest or related party transaction, including but not limited to: (i) compliance with laws, rules and regulations, (ii) the adverse effect on our business and results of operations, (iii) the adverse effect on our relationships with third parties such as customers, vendors and potential investors, (iv) the benefit to the director, officer or employee at issue, and (v) the creation of morale problems among other employees. Our board of directors will only approve those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests.

### Senior Debt

In April 2010, we sold $250 million of 10.5% senior notes due 2018 order to repay our senior secured credit facility. Funds affiliated with Avenue, our majority stockholder and an affiliate, which is also an affiliate of our directors Messrs. Elkins, Klein and Mulhern, purchased $35 million in principal amount of our senior notes due 2018. On May 16, 2011, two of the Company's wholly owned subsidiaries, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor Finance Company, repurchased $35 million of the senior notes from funds affiliated with Avenue Capital Management II, L.P. The Company paid the funds affiliated with Avenue Capital Management II, L.P. $2.2 million in interest for the year ended December 31, 2011.

Form 10-K

### Registration Rights Agreement

On November 9, 2009, we entered into a registration rights agreement with the holders of MagnaChip Semiconductor LLC's common units issued in our reorganization proceedings, including Avenue, where we granted them registration rights with respect to our common stock.

### Notes Registration Rights Agreement

In connection with the original issuance and sale of the senior notes, we entered into an exchange and registration rights agreement, dated as of April 9, 2010, with the initial purchasers of the senior notes pursuant to which we agreed to file, and thereafter filed, with the SEC a registration statement covering a registered exchange offer by us for the senior notes and a shelf registration statement covering resales of senior notes by certain holders, including Avenue.

### Warrant Agreement

On November 9, 2009, we entered into a warrant agreement with American Stock Transfer & Trust Company, LLC whereby we issued warrants to purchase an aggregate of 1,875,017 shares of common stock pursuant to the reorganization proceedings to certain former creditors, which included Avenue.

### Director Independence

For purposes of determining whether our directors are independent, we apply the definition of director independence as set forth under the New York Stock Exchange and SEC rules, including additional rules applicable to any committee assignments of the directors. The following directors marked with an asterisk ("*") are independent under the Rules with respect to our Board of Directors and each board committee. For a discussion of the exemptions from the independence standards on which we currently are relying as a new public company, see "Item 10. Directors, Executive Officers and Corporate Governance—Audit Committee," and for the exemptions on which we currently are relying as a controlled company, see "Item 10. Directors, Executive Officers and Corporate Governance—Board Compensation."

| Board of Directors | Audit Committee | Compensation Committee | Nominating and Governance Committee |
|---|---|---|---|
| Sang Park | R. Douglas Norby* | Michael Elkins | Ilbok Lee* |
| Michael Elkins | Randal Klein | Ilbok Lee* | Brian Mulhern* |
| Randal Klein | Nader Tavakoli* | Nader Tavakoli* | R. Douglas Norby* |
| Ilbok Lee * | | | |
| Brian Mulhern | | | |
| R. Douglas Norby* | | | |
| Nader Tavakoli* | | | |

### Item 14. Principal Accounting Fees and Services.

### Audit fees and services

The following table presents fees for professional services rendered by Samil PricewaterhouseCoopers and its affiliates for the years ended December 31, 2011 and 2010.

| | Year Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| | (in millions of US Dollars) | |
| Audit fees | **$ 1.7** | **$ 2.5** |
| Audit Related fees | — | — |
| Tax fees | — | — |
| All other fees | — | — |
| Total | **$ 1.7** | **$ 2.5** |

### Policy and procedure for approval of audit and permitted non-audit services

All audit fees were pre-approved by the Company's Audit Committee, which concluded that the provision of such services by Samil PricewaterhouseCoopers and its affiliates was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Outside Auditor Independence Policy provides for pre-approval of specifically described audit, audit-related, non-audit related and tax services by the Audit Committee on an annual basis. Individual engagements must be separately approved. The policy also requires specific approval by the Audit Committee if total fees for audit related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services that will be ratified by the entire Audit Committee at a future committee meeting in accordance with requirements of the SEC. The Audit Committee followed these guidelines in approving all services rendered by Samil PricewaterhouseCoopers and its affiliates.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The information required by this item is included in Item 8 of Part II of this Form 10-K.

2. Financial Statement Schedules

Financial Statement Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

3. Exhibits

| Exhibit No. | Exhibit Description |
|---|---|
| 2.1(3) | Second Amended Chapter 11 Plan of Reorganization Proposed by the Official Committee of Unsecured Creditors of MagnaChip Semiconductor Finance Company, et al., dated as of September 24, 2009 |
| 3.1(8) | Certificate of Conversion of MagnaChip Semiconductor LLC |
| 3.2(8) | Certificate of Incorporation of MagnaChip Semiconductor Corporation |
| 3.3(8) | Bylaws of MagnaChip Semiconductor Corporation |
| 3.4 | [reserved] |
| 3.5 | [reserved] |
| 3.6(4) | Form of Plan of Conversion of MagnaChip Semiconductor LLC |
| 4.1(3) | Registration Rights Agreement, dated as of November 9, 2009, by and among MagnaChip Semiconductor LLC and each of the securityholders named therein |
| 4.2 | [reserved] |
| 4.3 | [reserved] |
| 4.4(3) | Indenture, dated as of April 9, 2010, by and among MagnaChip Semiconductor S.A., MagnaChip Semiconductor Finance Company, the guarantors as named therein and Wilmington Trust FSB, as trustee |
| 4.5 | Form of 10.500% Senior Notes due 2018 and notation of guarantee (included in Exhibit 4.4) |
| 4.6(3) | Exchange and Registration Rights Agreement, dated as of April 9, 2010, by and among MagnaChip Semiconductor S.A., MagnaChip Semiconductor Finance Company, the guarantors named therein, and Goldman, Sachs & Co., Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated, as representatives of the several purchasers named therein |
| 10.1 | [reserved] |
| 10.2(3) | Intellectual Property License Agreement, dated as of October 6, 2004, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.3(1)(3) | Land Lease and Easement Agreement, dated as of October 6, 2004, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.4(3) | First Amendment to Land Lease and Easement Agreement, dated as of December 30, 2005, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) |

| Exhibit No. | Exhibit Description |
|---|---|
| 10.5(1)(5) | General Service Supply Agreement, dated as of October 6, 2004, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.6(3) | First Amendment to the General Service Supply Agreement, dated as of December 30, 2005, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.7(1)(2) | License Agreement (ModularBCD), dated as of March 18, 2005, by and between Advanced Analogic Technologies, Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.8(1)(5) | Amended & Restated License Agreement (TrenchDMOS), dated as of September 19, 2007, by and between Advanced Analogic Technologies, Inc. and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.9(1)(2) | Technology License Agreement, dated as of December 16, 1996, by and between Advanced RISC Machines Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to LG Semicon Company Limited) |
| 10.10(1)(5) | Amendment to the Technology License Agreement, dated as of October 16, 2006, by and between ARM Limited and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.11(1)(2) | ARM7201TDSP Device License Agreement, dated as of August 26, 1997, by and between Advanced RISC Machines Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to LG Semicon Company Limited) |
| 10.12(1)(5) | Technology License Agreement, dated as of October 5, 1995, by and between Advanced RISC Machines Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to LG Semicon Company Limited) |
| 10.13(1)(2) | Technology License Agreement, dated as of July 2001, by and between ARM Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to Hynix Semiconductor Inc.) |
| 10.14(1)(2) | Technology License Agreement, dated as of August 22, 2001, by and between ARM Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to Hynix Semiconductor Inc.) |
| 10.15(2) | Technology License Agreement, dated as of May 20, 2004, by and between ARM Limited and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to Hynix Semiconductor Inc.) |
| 10.16(1)(5) | Design Migration Agreement, dated as of May 1, 2007, by and between ARM Limited and MagnaChip Semiconductor, Ltd. (Korea) |
| 10.17(2) | Basic Contract on Joint Development and Grant of License, dated as of November 10, 2006, by and between MagnaChip Semiconductor, Ltd. and Silicon Works (English translation) |
| 10.18(3) | Master Service Agreement, dated as of December 27, 2000 by and between Sharp Corporation and MagnaChip Semiconductor, Ltd. (Korea) (successor in interest to Hyundai Electronics Japan Co., Ltd) (English translation) |
| 10.19(2) | Warrant Agreement, dated as of November 9, 2009, between MagnaChip Semiconductor LLC and American Stock Transfer & Trust Company, LLC |
| 10.20(2)* | MagnaChip Semiconductor LLC 2009 Common Unit Plan |
| 10.21(2)* | MagnaChip Semiconductor LLC 2009 Common Unit Plan form of Option Agreement (Non-U.S. Participants) |
| 10.22(2)* | MagnaChip Semiconductor LLC 2009 Common Unit Plan form of Option Agreement (U.S. Participants) |
| 10.23(2)* | MagnaChip Semiconductor LLC 2009 Common Unit Plan form of Restricted Unit Agreement (Non-U.S. Participants) |

| Exhibit No. | Exhibit Description |
|---|---|
| 10.24(2)* | MagnaChip Semiconductor LLC 2009 Common Unit Plan form of Restricted Unit Agreement (U.S. Participants) |
| 10.25(6)* | MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan |
| 10.26(6)* | MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan |
| 10.27(3)* | Amended and Restated Service Agreement, dated as of May 8, 2008, by and between MagnaChip Semiconductor, Ltd. (Korea) and Sang Park |
| 10.28 | [reserved] |
| 10.29 | [reserved] |
| 10.30(3)* | Entrustment Agreement, dated as of October 6, 2004, by and between MagnaChip Semiconductor, Ltd. (Korea) and Tae Young Hwang |
| 10.31 | [reserved] |
| 10.32 | [reserved] |
| 10.33(2)* | Offer Letter dated March 7, 2006, from MagnaChip Semiconductor LLC and MagnaChip Semiconductor, Inc. to Brent Rowe, as supplemented on December 20, 2006 |
| 10.34 | [reserved] |
| 10.35 | [reserved] |
| 10.36(2)* | Offer Letter dated September 5, 2006, from MagnaChip Semiconductor LLC and MagnaChip Semiconductor, Ltd. to Margaret Sakai |
| 10.37 | [reserved] |
| 10.38 | [reserved] |
| 10.39(2)* | Offer Letter, dated as of July 1, 2007, by and between MagnaChip Semiconductor, Ltd. (Korea) and Heung Kyu Kim |
| 10.40 | [reserved] |
| 10.41 | [reserved] |
| 10.42(2)* | Offer Letter, dated as of June 20, 2007, by and between MagnaChip Semiconductor, Ltd. (Korea) and Tae Jong Lee |
| 10.43 | [reserved] |
| 10.44 | [reserved] |
| 10.45(2)* | Service Agreement, dated as of April 1, 2006, by and between MagnaChip Semiconductor, Ltd. (Korea) and John McFarland |
| 10.46 | [reserved] |
| 10.47 | [reserved] |
| 10.48 | [reserved] |
| 10.49(2)* | MagnaChip Semiconductor Corporation Form of Indemnification Agreement with Directors and Officers |
| 10.50(3) | Form of Accredited Investor Certification delivered to the Official Committee of Unsecured Creditors of MagnaChip Semiconductor Finance Company, et al. |

| Exhibit No. | Exhibit Description |
|---|---|
| 10.51 | [reserved] |
| 10.52 | [reserved] |
| 10.53 | [reserved] |
| 10.54(9)* | MagnaChip Semiconductor LLC Profit Sharing Plan as adopted on December 31, 2009 and amended on February 15, 2010 |
| 10.55(6)* | MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (U.S. Participants) |
| 10.56(6)* | MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (Non-U.S. Participants) |
| 10.57(6)* | MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (U.S. Participants) |
| 10.58(6)* | MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (Non-U.S. Participants) |
| 10.59(6)* | MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Agreement (U.S. Participants) |
| 10.60(6)* | MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Agreement (Non-U.S. Participants) |
| 10.61 | Amendment No. 1 to Warrant Agreement, dated as of February 16, 2012, between MagnaChip Semiconductor Corporation and American Stock Transfer & Trust Company, LLC |
| 12.1 | Statement Regarding Computation of Ratio of Earnings to Fixed Charges |
| 21.1(7) | Subsidiaries of the Registrant |
| 23.1 | Consent of Samil PricewaterhouseCoopers |
| 31.1 | Certification of Chief Executive Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Chief Financial Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of Chief Executive Officer required by 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Chief Financial Officer required by 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS(10) | XBRL Instance Document |
| 101.SCH(10) | XBRL Taxonomy Extension Schema Document |
| 101.CAL(10) | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF(10) | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB(10) | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE(10) | XBRL Taxonomy Extension Presentation Linkbase Document |

Footnotes:

(1) Certain portions of this document have been omitted pursuant to a grant of confidential treatment by the SEC.
(2) Incorporated by reference to the respective exhibits to our Registration Statement on Form S-1 filed on March 15, 2010 (Registration No. 333-165467).
(3) Incorporated by reference to the respective exhibits to our Amendment No. 1 to Registration Statement on Form S-1 filed on April 20, 2010 (Registration No. 333-165467).
(4) Incorporated by reference to the respective exhibits to our Amendment No. 2 to Registration Statement on Form S-1 filed on May 11, 2010 (Registration No. 333-165467).
(5) Incorporated by reference to the respective exhibit to Amendment No. 2 to MagnaChip Semiconductor S.A.'s and MagnaChip Semiconductor Finance Company's Registration Statement on Form S-4 (Registration No. 333-168516) filed on October 14, 2010.
(6) Incorporated by reference to the respective exhibits to our Amendment No 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467).
(7) Incorporated by reference to the respective exhibits to our Post-Effective Amendment No. 1 on Form S-1 filed on February 18, 2011 (Registration No. 333-168790).
(8) Incorporated by reference to the respective exhibits to our Current Report on Form 8-K filed on March 11, 2011.
(9) Incorporated by reference to the respective exhibit to our Quarterly Report on Form 10-Q filed on August 5, 2011.
(10) In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.
* Management contract, compensatory plan or arrangement

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MAGNACHIP SEMICONDUCTOR CORPORATION**

By: /s/ Sang Park
Name: Sang Park
Title: Chief Executive Officer
Date: March 8, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | Date |
|---|---|
| /s/ Sang Park<br>Sang Park, *Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)* | March 8, 2012 |
| /s/ Margaret Sakai<br>Margaret Sakai, *Chief Financial Officer (Principal Financial and Accounting Officer)* | March 8, 2012 |
| /s/ Michael Elkins<br>*Michael Elkins, Director* | March 8, 2012 |
| /s/ Randal Klein<br>*Randal Klein, Director* | March 8, 2012 |
| /s/ Ilbok Lee<br>*Ilbok Lee, Director* | March 8, 2012 |
| /s/ Brian Mulhern<br>*Brian Mulhern, Director* | March 8, 2012 |
| /s/ Douglas Norby<br>*R. Douglas Norby, Director* | March 8, 2012 |
| /s/ Nader Tavakoli<br>*Nader Tavakoli, Director* | March 8, 2012 |

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